82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030521

REGISTRANT'S NAME Imperial Metals Corp

*CURRENT ADDRESS

**FORMER NAME PROCESSED

APR 11 2002

**NEW ADDRESS P THOMSON FINANCIAL

FILE NO. 82- 1032 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/7/02

82-1032

IMPERIAL METALS CORPORATION

Notices of Meetings

- and -

Notice of Motion for Final Order

- and -

Information Circular and Proxy Statement

with respect to a proposed

PLAN OF ARRANGEMENT

involving

IMPERIAL METALS CORPORATION

MOUNT POLLEY HOLDING COMPANY LIMITED

MOUNT POLLEY MINING CORPORATION

January 18, 2002

January 18, 2002

Dear Shareholders and Creditors:

The shareholders of Imperial Metals Corporation ("Imperial") and certain creditors of Imperial, Mount Polley Holding Company Limited ("Mount Polley Holding") and Mount Polley Mining Corporation ("Mount Polley Mining") are being asked to attend extraordinary meetings to consider and vote upon a resolution to approve a Plan of Arrangement affecting Imperial, the shareholders of Imperial and certain creditors of Imperial, Mount Polley Holding and Mount Polley Mining. The meetings are to be held on March 7, 2002 in Vancouver, British Columbia, at the times and places set out in the attached Notices of Meetings, pursuant to an Order of the Supreme Court of British Columbia (the "Interim Order"). Attached is an Information Circular and Proxy Statement (the "Information Circular") containing a detailed description of the Plan of Arrangement and the procedure for voting in respect thereof. You are urged to read this material carefully.

The Interim Order calling the meetings requires that the Plan of Arrangement be approved by at least $66^{2}/_{3}\%$ of the votes of and a majority in number of the secured creditors and the unsecured creditors voting in person or by proxy. In addition, the Plan of Arrangement must also be approved by at least 75% of the votes cast at the shareholders meeting and a majority of the votes cast at the shareholders meeting, excluding votes cast by certain "related parties". Following the meetings, a further Order of the Supreme Court of British Columbia is required before the Plan of Arrangement becomes effective, which application is currently scheduled for March 8, 2002.

The purpose of the Plan of Arrangement is to effect a reorganization and restructuring of the obligations and share capital of Imperial in a manner that provides consistent and equitable treatment of creditors and shareholders, maintains the enterprise value of Imperial and does not subject Imperial, Mount Polley Holding and Mount Polley Mining, or their creditors or the shareholders of Imperial to liquidation proceedings. The Plan of Arrangement will also give Imperial the means to strengthen its balance sheet, secure new financing and focus on attracting and developing new opportunities in both the mining and the oil and natural gas businesses.

Under the Plan of Arrangement, Imperial will divide its operations into two distinct businesses, one focussing on oil and natural gas and the other focussed on mining. All of Imperial's existing oil and natural gas and investment assets will be retained in Imperial, which will be continued into the Province of Alberta and a new company, which will also be owned by the shareholders of Imperial, will be established to hold the mining assets. As part of the Plan of Arrangement, Imperial's convertible debentures and a portion of Imperial's secured debt will be exchanged for common shares to strengthen Imperial's capital base. The unsecured creditors owed less than $5,000 will receive cash and full payment of amounts owed, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt. For more information, shareholders and creditors should refer to the provisions of the Plan of Arrangement, which is attached as Appendix "A" to the Information Circular, and the discussion of the Plan of Arrangement in the Information Circular itself.

Imperial's management and board of directors believe that the Plan of Arrangement presents the best available solution to the current financial difficulties facing Imperial and that it provides fair treatment to creditors and shareholders alike. **Should the Plan of Arrangement be rejected, the ability of Imperial to continue as a going concern is unlikely and liquidation will likely result, to the substantial detriment of the creditors and shareholders.**

he board of directors of Imperial has carefully considered and approved the Plan of Arrangement, and recommends that u vote in favour of it.

s important that your interest be represented at the meetings. If you are unable to attend in person, please date, sign and return applicable enclosed proxy in the accompanying envelope at your earliest convenience.

Yours sincerely,

IMPERIAL METALS CORPORATION

(signed) "Pierre Lebel"
President

IMPERIAL METALS CORPORATION
NOTICE OF ANNUAL AND EXTRAORDINARY MEETING OF HOLDERS OF COMMON SHARES
to be held March 7, 2002

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia (the "Court") dated January 18, 2002, an annual and extraordinary meeting (the "Shareholders Meeting") of the holders ("Imperial Shareholders") of common shares ("Imperial Shares") of Imperial Metals Corporation ("Imperial") will be held at the Conference Room, Lower Mall Level, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on Thursday, March 7, 2002 for the following purposes:

1. to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth as Appendix "B1" to the accompanying Information Circular and Proxy Statement of Imperial dated January 18, 2002 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under the *Companies' Creditors Arrangement Act* (Canada) and Section 252 of the *Company Act* (British Columbia) involving Imperial, creditors of Imperial, Mount Polley Holding Company Limited and Mount Polley Mining Corporation and the shareholders of Imperial, all as more particularly set forth and described in the accompanying Information Circular;

2. to elect directors for the ensuing year;

3. to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of Imperial and to authorize the directors to fix their remuneration as such;

4. if the Arrangement is approved, to consider and, if deemed advisable, to pass, with or without variation an ordinary resolution approving a new stock option plan for each of Imperial and the new company which will hold the mining assets of Imperial after the Arrangement; and

5. to transact such other business as may properly come before the Shareholders Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Shareholders Meeting are set forth in the accompanying Information Circular.

The record date for determination of Imperial Shareholders entitled to receive notice of and to vote at the Shareholders Meeting is January 18, 2002. Only Imperial Shareholders whose names have been entered in the register of Imperial Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Shareholders Meeting.

An Imperial Shareholder may attend the Shareholders Meeting in person or may be represented by proxy. Imperial Shareholders who are unable to attend the Shareholders Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Shareholders Meeting or any adjournment or postponement thereof. To be effective, the applicable form of proxy must be received by Imperial c/o Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile: (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Shareholders Meeting or any adjournment or postponement thereof.

TAKE NOTICE that, pursuant to the *Company Act* (British Columbia) and the Interim Order attached as Appendix "C" to the Information Circular, registered holders of Imperial Shares may give a notice of dissent with respect to the special resolution by registered mail addressed to Imperial, Suite 420, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, Attention: Corporate Secretary or with the Chairman of the Shareholders Meeting before the commencement of the Shareholders Meeting. As a result of giving notice of dissent and delivery of share certificate(s) in respect of which notice of dissent is given, you may, in accordance with the procedures set out in the Information Circular, require Imperial to purchase all of your shares of Imperial in respect of which notice of dissent was given. This right to dissent is described in greater detail in the Information Circular.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of January, 2002.

BY ORDER OF THE SUPREME COURT OF BRITISH COLUMBIA and the BOARD OF DIRECTORS

(signed) "Pierre Lebel"
President

IMPERIAL METALS CORPORATION

NOTICE OF MEETING OF ALL SECURED CREDITORS
(AS DEFINED IN THE PLAN OF ARRANGEMENT ATTACHED AS APPENDIX "A"
TO THE INFORMATION CIRCULAR)
("Secured Creditors")
to be held March 7, 2002

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia (the "Court") dated January 18, 2002, a meeting (the "Secured Creditors Meeting") of Secured Creditors of Imperial Metals Limited ("Imperial"), Mount Polley Mining Corporation ("Mount Polley Mining") and Mount Polley Holding Company Limited ("Mount Polley Holding") will be held at the Conference Room, Lower Level Mall, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia at 9:30 a.m. (Vancouver time) on Thursday, March 7, 2002 for the following purposes:

1. to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth as Appendix "B2" to the accompanying Information Circular and Proxy Statement of Imperial dated January 18, 2002 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under the *Companies' Creditors Arrangement Act* (Canada) and Section 252 of the *Company Act* (British Columbia) involving Imperial, creditors of Imperial, Mount Polley Holding and Mount Polley Mining and the shareholders of Imperial, all as more particularly set forth and described in the accompanying Information Circular; and

2. to transact such other business as may properly come before the Secured Creditors Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Secured Creditors Meeting are set forth in the accompanying Information Circular.

Secured Creditors who have not delivered a notice of the nature and amount of their claim (together with their full name and address) to Imperial on or before December 21, 2001, will not be entitled to vote at the Secured Creditors Meeting or receive any consideration for the transfer of their claim under the Arrangement. If after, December 21, 2001, a Secured Creditor transfers or assigns its claim or any part thereof to another person, the transferee or assignee of such interest will not be entitled to vote at the Secured Creditors Meeting or receive any consideration for the transfer of their claim under the Arrangement unless and until actual notice of the transfer or assignment, together with satisfactory evidence of such transfer or assignment is received by Imperial.

A Secured Creditor may attend the Secured Creditors Meeting in person or may be represented by proxy. Secured Creditors who are unable to attend the Secured Creditors Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Secured Creditors Meeting or any adjournment or postponement thereof. To be effective, the applicable form of proxy must be received by Imperial c/o Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile: (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Secured Creditors Meeting or any adjournment or postponement thereof.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of January, 2002.

BY ORDER OF THE SUPREME COURT OF BRITISH COLUMBIA and the BOARD OF DIRECTORS

(signed) "Pierre Lebel"
President

IMPERIAL METALS CORPORATION

NOTICE OF MEETING OF ALL UNSECURED CREDITORS
(AS DEFINED IN THE PLAN OF ARRANGEMENT ATTACHED AS APPENDIX "A"
TO THE INFORMATION CIRCULAR)
("Unsecured Creditors")
to be held March 7, 2002

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia (the "Court") dated January 18, 2002, a meeting (the "Unsecured Creditors Meeting") of Unsecured Creditors of Imperial Metals Corporation ("Imperial"), Mount Polley Mining Corporation ("Mount Polley Mining") and Mount Polley Holding Company Limited ("Mount Polley Holding") will be held at the Conference Room, Lower Mall Level, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia at 9:00 a.m. (Vancouver time) on Thursday, March 7, 2002 for the following purposes:

1. to consider pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth as Appendix "B3" to the accompanying Information Circular and Proxy Statement of Imperial dated January 18, 2002 (the "Information Circular"), to approve a plan of arrangement (the "Arrangement") under the *Companies' Creditors Arrangement Act* (Canada) and Section 252 of the *Company Act* (British Columbia) involving Imperial, creditors of Imperial, Mount Polley Holding and Mount Polley Mining and the shareholders of Imperial, all as more particularly set forth and described in the accompanying Information Circular; and

2. to transact such other business as may properly come before the Unsecured Creditors Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Unsecured Creditors Meeting are set forth in the accompanying Information Circular.

Unsecured Creditors who have not delivered a notice of the nature and amount of their claim (together with their full name and address) to Imperial on or before December 21, 2001, will not be entitled to vote at the Unsecured Creditors Meeting or receive any consideration for the transfer of their claim under the Arrangement. If after, December 21, 2001, an Unsecured Creditor transfers or assigns its claim or any part thereof to another person, the transferee or assignee of such interest will not be entitled to vote at the Unsecured Creditors Meeting or receive any consideration for the transfer of their claim under the Arrangement unless and until actual notice of the transfer or assignment, together with satisfactory evidence of such transfer or assignment is received by Imperial.

An Unsecured Creditor may attend the Unsecured Creditors Meeting in person or may be represented by proxy. Unsecured Creditors who are unable to attend the Unsecured Creditors Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Unsecured Creditors Meeting or any adjournment or postponement thereof. To be effective, the applicable form of proxy must be received by Imperial c/o Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile: (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Unsecured Creditors Meeting or any adjournment or postponement thereof.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of January, 2002.

BY ORDER OF THE SUPREME COURT OF BRITISH COLUMBIA and the BOARD OF DIRECTORS

(signed) "Pierre Lebel"
President

NOTICE OF MOTION FOR FINAL ORDER

No.: L013290
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *COMPANIES CREDITORS ARRANGEMENT ACT*
R.S.C. 1985, C. C-36

AND

IN THE MATTER OF THE *COMPANY ACT*, R.S.B.C. 1996, c.62

AND

IN THE MATTER OF IMPERIAL METALS CORPORATION, MOUNT POLLEY MINING CORPORATION AND MOUNT POLLEY HOLDING COMPANY

Petitioners

NOTICE OF MOTION

TO: All parties of Record

AND TO: Their Solicitors

TAKE NOTICE that an application will be made by the solicitors for the Petitioners to Mr. Justice Tysoe at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, via videoconference, at 9:00 o'clock in the forenoon on Friday, the 8th day of March, 2002 or so soon thereafter as Counsel may be heard, for an Order approving and sanctioning the Plan of Arrangement in the terms of the minutes of form of Order attached hereto, pursuant to s. 6 of the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended, s. 252 of the Company Act (British Columbia), R.S.B.C. 1996, c. 62, as amended, and the inherent jurisdiction of this Honourable Court;

AND TAKE NOTICE that in support of this application will be read the Affidavit of Pierre Lebel, either served with this application or to be filed, and the pleadings and proceedings had and taken herein and such further and other material as counsel may advise and this Honourable Court may permit.

Dated: January 24, 2002

(signed) Michael Fitch
Solicitors for the Petitioners

This application is not of a contentious nature and the estimated time for hearing is approximately 30 minutes. These proceedings are exempt from the application of Rule 51A by Order of Mr. Justice Tysoe who is seized of all matters in these proceedings.

The Solicitors for the Petitioners are Fasken Martineau DuMoulin LLP, whose office address and address for delivery is 2100 - 1075 West Georgia Street, Vancouver, B.C. V6E 3G2 Telephone: 604 631 3131 Facsimile: 604 631 3232. (Reference: Michael A. Fitch, Q.C./THR00370)

No.: L013290
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT R.S.C. 1985, c. C-36

AND

IN THE MATTER OF THE COMPANY ACT, R.S.B.C. 1996, c. 62

AND

IN THE MATTER OF IMPERIAL METALS CORPORATION, MOUNT POLLEY MINING CORPORATION, and MOUNT POLLEY HOLDING COMPANY LIMITED

Petitioners

FINAL ORDER

BEFORE THE HONOURABLE	)	FRIDAY, THE 8TH DAY
MR. JUSTICE TYSOE	)	OF MARCH, 2002

THIS APPLICATION coming on for hearing at Vancouver, British Columbia on the 8th day of March, 2002 **via videoconference**; AND ON HEARING Michael Fitch, Q.C., of counsel for the Petitioners, and those counsel listed on the attached Schedule "A", AND ON READING the pleadings and other materials provided; AND pursuant to the ***Companies' Creditors Arrangement Act***, R.S.C. 1985, c. C-36 (the "CCAA"), the ***Company Act***, R.S.B.C. 1996, c. 62 (the "BCCA"), Rules 3, 10, 12, 13(1), 13(6), 14 and 44 of the Rules of Court and the inherent jurisdiction of This Honourable Court; AND UPON SERVICE to all parties of record in this proceeding;

1. THIS COURT ORDERS that the terms not otherwise defined in this Order shall have the same meanings as attributed thereto in the plan of arrangement of the Petitioners (the "Plan of Arrangement");

2. THIS COURT DECLARES that the Meeting Materials, as defined in the Order of this Honourable Court pronounced in these proceedings on January 18, 2002 (the "Interim Order") were duly sent or delivered to each Imperial Shareholder and Secured Creditor and Unsecured Creditor of the Petitioners substantially in accordance with the Interim Order and that such delivery is deemed sufficient;

3. THIS COURT FURTHER DECLARES that this Application has been duly served upon all parties of record in these proceedings and that further service on the Imperial Shareholders and Secured Creditors and Unsecured Creditors of the Petitioners, and all other persons be and is hereby dispensed with;

4. THIS COURT FURTHER DECLARES that the Meetings, as defined in the Interim Order, were duly convened and held pursuant to the CCAA and the BCCA, and the Orders of this Court;

5. THIS COURT FURTHER DECLARES that the Plan of Arrangement (as amended subsequent to the Interim Order and in the form presented to the Meetings) has been agreed to by the requisite percentages of Secured Creditors and Unsecured Creditors in conformity with section 6 of the CCAA and has been agreed to by the requisite percentages of Imperial Shareholders in conformity with the Plan of Arrangement and the Interim Order;

6. THIS COURT FURTHER DECLARES that the Plan of Arrangement is fair and reasonable and that upon implementation of the Plan of Arrangement in accordance with its terms, the Plan of Arrangement, including all compromises, arrangements and terms effected by the Plan of Arrangement will be binding upon the Petitioners, the Imperial Shareholders, the Secured Creditors, the Unsecured Creditors and their respective successors and assigns in accordance with the terms of the Plan of Arrangement;

7. THIS COURT FURTHER ORDERS that the Plan of Arrangement be and is hereby sanctioned and approved pursuant to sections 6 and 7 of the CCAA and section 252 of the BCCA;

8. THIS COURT FURTHER ORDERS that the Petitioners are hereby authorized and directed to proceed forthwith to implement the Plan of Arrangement on or before the Effective Date in accordance with its terms;

9. THIS COURT FURTHER ORDERS that on the Effective Date, Richter Allan & Taylor Inc., having then fulfilled its duties as Monitor of the Petitioners pursuant to the terms of the Initial Order, be discharged from its duties as set forth in the Initial Order in relation to the Petitioners without the necessity of taxing its accounts (provided that they are consented to by the Petitioners) and without further Court Order except for its ongoing duties under this Order and the Plan of Arrangement and with respect to those ongoing duties, the Monitor shall continue to operate under and be governed by the provisions of the Initial Order;

10. THIS COURT FURTHER ORDERS that the Stay of Proceedings set out in the Initial Order of this Court shall remain in full force and effect and be binding upon any person dealing with the Petitioners whether as creditor or otherwise, to the extent of contracts, agreements or engagements entered into between such person and any of the Petitioners prior to the Filing Date (subject only to such variations as are permitted by this Order), provided that on the date which is one business day following the Effective Date, the Stay of Proceedings set out in the Initial Order shall automatically terminate with respect to the Petitioners without further Order of this Court;

11. THIS COURT FURTHER DECLARES that:

(a) no party to an executory contract (including leases, rights-of-way or licenses of both real and personal property) which has not been repudiated or terminated by the Petitioners prior to the Meetings shall be entitled to terminate, rescind or repudiate its obligations under such executory contract following the Effective Date based upon the commencement of the proceedings, the Petitioners obtaining relief under the CCAA, any Orders granted or actions taken by the Petitioners in these proceedings, or under the Plan of Arrangement or in reliance upon any matters arising out of these proceedings including, without restriction, any act of insolvency of the Petitioners, the content of the Plan of Arrangement or any compromises effected thereunder; and

(b) such executory contracts will remain in full force and effect as at the Effective Date;

12. THIS COURT FURTHER ORDERS that except to the extent this Order provides otherwise, the provisions of the Initial Order restricting the actions of the Petitioners are terminated effective on the Effective Date and the Petitioners are directed to confirm that the Effective Date has occurred and that the Creditor arrangements contemplated by the Plan of Arrangement have taken place by filing a notice to that effect in these proceedings together with an affidavit of a representative of the Petitioners confirming that fact and delivering it to all parties of record in accordance with the Rules of Court;

13. THIS COURT FURTHER ORDERS that pursuant to section 16 of the CCAA, this Order shall have full force and effect in all provinces of Canada. The Court requests the aid and recognition of other Canadian Courts and any judicial, regulatory or administrative body in any province or territory in Canada and any court or any judicial, regulatory or administrative body of the United States and the states or other subdivisions of the United States and of any other nation or state to act in aid of and to be complementary to this Court in carrying out the terms of this Order where required;

14. THIS COURT FURTHER ORDERS AND DECLARES that the Petitioners and the Monitor shall be at liberty to apply for any directions or determinations required to resolve any matter or dispute relating to the Plan of Arrangement, this Order or the subject matter thereof and the rights and benefits thereunder, provided that no provision of this Order shall be construed to modify or impair any right, title, interest, privilege or remedy expressly provided for or reserved under the Plan of Arrangement;

15. THIS COURT FURTHER ORDERS that approval of this Order as to form by counsel appearing on this application is dispensed with.

BY THE COURT

____

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

____

Counsel for the Petitioners

TABLE OF CONTENTS

Appendices

Enclosures

- Letter of Transmittal
- Forms of Proxy
- Return envelope

IMPERIAL METALS CORPORATION

INFORMATION CIRCULAR AND PROXY STATEMENT

Extraordinary Meeting of Shareholders and
Meetings of Affected Creditors
to be held on March 7, 2002

INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Imperial for use at the Meetings to be held on March 7, 2002, and any adjournment or postponement thereof. No person has been authorized to give any information or make any representations in connection with the Arrangement or other matters to be considered at the Meetings other than those contained in this Information Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The Meetings have been called for the purpose of, among other things, considering and if deemed advisable, passing the Special Resolutions approving the Arrangement.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix "A" to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms". Information contained in this Information Circular is given as of January 18, 2002, unless otherwise specifically stated. Details of the Arrangement are set forth below under "Part I — The Arrangement". Details of the other matters to be considered at the Shareholders Meeting are set forth below under "Part II – Information Concerning Imperial" and "Part IV — Other Business — New Stock Option Plans".

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Imperial Energy Common Shares and New Imperial Shares to be issued under the Arrangement have not been registered under the United States *Securities Act of 1933*, as amended (the "1933 Act"), and are being issued in reliance on the exemption from registration requirements set forth in Section 3(a)(10) thereof. The Imperial Energy Common Shares and New Imperial Shares will not be listed for trading on any United States stock exchange, and any offers to sell into the United States or to a U.S. person, Imperial Energy Common Shares and New Imperial Shares received under the Arrangement or by persons who, immediately prior to the Arrangement, were "affiliates" (generally, controlling persons or members of a control group) of Imperial are subject to restrictions under the 1933 Act. See "Part I — The Arrangement — Other Legal Matters — Resale of Securities".

The solicitation of proxies is not subject to the requirements of Section 14(a) of the *Securities Exchange Act of 1934*, as amended (the "1934 Act"). Accordingly, this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Imperial Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial statements included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. Likewise, information concerning assets and operations of Imperial and New Imperial contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

Tax considerations applicable to United States Shareholders and other Non-Resident Holders have not been disclosed in this Information Circular. United States Shareholders and other Non-Resident Holders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement. The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Imperial and New Imperial are organized under the laws of a jurisdiction outside the United States, that all of their officers and directors are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Imperial, New Imperial and such persons may be located outside the United States.

THE IMPERIAL ENERGY COMMON SHARES AND NEW IMPERIAL SHARES TO BE DISTRIBUTED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will" "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. See "Part II — Information Concerning Imperial — Risk Factors" and "Part III — Information Concerning New Imperial — Risk Factors". Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward looking statements. Imperial Shareholders, Affected Creditors and other interested parties should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and Imperial assumes no obligation to update or revise them to reflect new events or circumstances.

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

"Affected Creditors" means the Creditors other than the Reorganization Creditors;

"Arrangement" means the arrangement contemplated by the Plan including the Creditors' Arrangement and the Equity Arrangement;

"Articles of Continuance" means the articles of continuance to be filed under the ABCA on the continuance of Imperial under the ABCA, substantially in the form set forth in Appendix "C" to the Plan;

"Assumed Secured Creditor Claims" means the Liabilities of Secured Creditors secured by the Mining Assets excluding any penalties which become due prior to or after November 23, 2001 as a result of a default by any of Imperial, Mount Polley Holding and Mount Polley Mining;

"BCCA" means the *Company Act*, R.S.B.C. 1996, Chapter 62, as amended;

"Board" or **"Board of Directors"** means the board of directors of Imperial;

"business day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for the transaction of banking business;

"CCAA" means the *Companies' Creditors Arrangement Act*, R.S.C. 1985, c. C-36, as amended;

"Claim Value", with respect to any Creditor, means the amount of such Creditor's Liability as determined in accordance with the Proof of Claims Procedure;

"Consolidation" means the consolidation of the Imperial Shares on a "one for ten" basis contemplated by the Equity Arrangement;

"Contingent Creditor" means, in its capacity as such, a Creditor who has or may have a claim as at November 23, 2001, which claim is not then a liquidated debt;

"Continuation" means the proposed continuation of Imperial under the ABCA as contemplated by the Plan;

"Convertible Notes" means the subordinated secured convertible notes issued in the principal amount of $4,670,000 pursuant to the Note Indenture dated March 30, 2001 between Imperial and Montreal Trust Company of Canada, as trustee;

"Court" means the Supreme Court of British Columbia;

"Creditor" means any person having a right in respect of a Liability, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, mature, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, by surety or otherwise, without limitation, against or in respect of any of Imperial, Mount Polley Holding and Mount Polley Mining and includes all Secured Creditors and Unsecured Creditors;

"Creditors' Arrangement" means the arrangement contemplated by Article 3 of the Plan pursuant to the CCAA;

"Creditors Meetings" means collectively, the Secured Creditors Meetings and the Unsecured Creditors Meeting;

"Crown" means, in its capacity as such, any government or government agency, body or commission, whether federal, provincial or municipal;

"Depositary" means Computershare Trust Company of Canada, as the registrar and transfer agent of the Imperial Shares;

"Dissent Rights" means the right to dissent pursuant to Section 207 of the BCCA as modified by the Interim Order and the Plan;

"Dissenting Shares" means all Imperial Shares which are deemed to have been cancelled on the Effective Date in accordance with the provisions of Section 7.1 of the Plan;

"Dissenting Shareholder" means a registered holder of Imperial shares who properly exercises such holder's Dissent Rights;

"Effective Date" means the date on which a certified copy of the Final Order has been accepted for filing by the Registrar;

"Equity Arrangement" means the arrangement contemplated by Article 4 of the Plan pursuant to Section 252 of the BCCA;

"Final Order" means the Order of the Court approving the Plan, as such Order may be amended or modified: by the highest Court to which an appeal may be applied for; or by any lower Court if the period to appeal such Order has expired without an appeal having been taken or, if an appeal may be applied for;

"First Preferred Shares" means the 50,000,000 first preferred shares without par value of Imperial, issuable in one or series, and subject to the special rights and restrictions attached to the shares of such class set forth in Appendix "B" to the Plan;

"Imperial" means Imperial Metals Corporation, a corporation subject to the BCCA;

"Imperial Energy Common Shares" means the 500,000,000 common shares with a par value of $0.0001 of Imperial after giving effect to the creation of the class thereof in accordance with the Plan, which common shares with a par value of $0.0001 shall have attached thereto rights and restrictions set forth in Appendix "B" to the Plan;

"Imperial Class B Shares" means the 500,000,000 without par value Class B Shares of Imperial after giving effect to the creation of the class thereof in accordance with the Plan, which Class B Shares shall not be entitled to notice of or to vote at meetings of shareholders of Imperial, save and except as required by law; shall be entitled to such dividends as may be declared from time to time by the directors of Imperial; shall be redeemable by Imperial at any time for one New Imperial Share for each Class B Share held; and shall rank prior to the Imperial Energy Common Shares, the First Preferred Shares and the Second Preferred Shares with respect to the return of capital upon the liquidation, dissolution or winding up of Imperial to the extent of an amount per Class B Share equal to the fair value of the consideration received by Imperial upon the issue of such Class B Shares;

"Imperial Shareholders" means holders of Imperial Shares;

"Imperial Shares" means the 500,000,000 authorized common shares without par value of Imperial, as constituted on the date hereof;

"Information Circular" means this information circular and proxy statement dated January 18, 2002, together with all appendices hereto and including the summary hereof, distributed by Imperial in connection with the Meetings;

"Initial Order" means the Order granted by the Court on November 23, 2001 pursuant to the CCAA and the BCCA;

"Interim Order" means the Order granted by the Court of January 18, 2002, containing declarations and directions under the CCAA and the BCCA with respect to the Plan and the calling and holding of the Meetings;

"Liabilities" means all of the liabilities (including, without limitation, whether reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, by surety or otherwise and includes, without limitation, all liabilities determined in accordance with generally accepted accounting principles in Canada) of, against or with respect to any of Imperial, Mount Polley Holding and Mount Polley Mining;

"Meetings" means the Shareholders Meeting and the Creditors Meetings, including any adjournment or postponement thereof, to be held to consider and, if deemed advisable approve the Plan;

"Mining Assets " means the mining assets of Imperial, Mount Polley Holding and Mount Polley Mining, and the shares of each subsidiary of Imperial, other than Axicorp Fund Ltd. and Minexco Energy Ltd., but also specifically excluding any investments and marketable securities owned by Imperial as at January 1, 2002, and all as more particularly described in, and subject to the liabilities set forth in, the Mining Assets Roll-Down Agreement;

"Mining Assets Roll-Down Agreement" means the agreement to be dated as of the Effective Date between Imperial, as vendor, and New Imperial, as purchaser, for the sale of the Mining Assets;

"Monitor" means Richter Allan & Taylor Inc.;

"Monitor's Report" means the report of the Monitor dated January 16, 2002 addressing, among other things, the value of Imperial, Mount Polley Mining and Mount Polley Holding in a liquidation scenario;

"Mount Polley Holding" means Mount Polley Holding Company Limited, a corporation incorporated under the BCCA;

"Mount Polley Mining" means Mount Polley Mining Corporation, a corporation incorporated under the BCCA;

"Mount Polley Mine" means the Mount Polley open pit gold/copper mine located in central British Columbia;

"New Imperial" means IMI Imperial Metals Inc., a corporation incorporated under the BCCA;

"New Imperial Shares" means the common shares of New Imperial, as constituted as of the date hereof;

"Non-Resident Holder" means any person who is a beneficial holder of Imperial Shares other than persons that are not non-residents of Canada for the purposes of the Tax Act;

"Notices of Meetings" means the notices of the Creditors Meetings and the Shareholders Meeting which accompany this Information Circular;

"OSC Rule 61-501" means Rule 61-501 of the Ontario Securities Commission;

"Plan" or **"Plan of Arrangement"** means the plan of arrangement set forth in Appendix "A", including all appendices to the plan, as amended or supplemented from time to time;

"Policy Q-27" means Policy Q-27 of the Quebec Securities Commission;

"Proof of Claims Procedure" means the claims process attached as Schedule "A" to the Initial Order;

"Record Date" means January 18, 2002;

"Registrar" means the Registrar of Companies under the BCCA;

"Related Parties" means N. Murray Edwards, Pierre B. Lebel, J. Brian Kynoch, Larry G. J. Moeller, W. Brett Wilson and their associates and affiliates;

"Reorganization Creditors" means, in their capacity as such, the legal, accounting and financial advisors, to Imperial, the Monitor and counsel to the Monitor and all other service and goods suppliers in respect of Liabilities incurred or to be incurred for the purpose of implementing the Plan in respect of Imperial pursuant to the CCAA, and includes all employees, and suppliers of goods and services after November 23, 2001;

"Second Preferred Shares" means the 50,000,000 second preferred shares without par value of Imperial, issuable in one or series, and subject to the special rights and restrictions attached to the shares of such class set forth in Appendix "B" to the Plan;

"Secured Creditors" means, in their capacities as such, the Affected Creditors constituting secured creditors under the CCAA, including the holders of the Assumed Secured Creditor Claims, Convertible Notes and Secured Notes, Statutory Lien Creditors and the holders of the Sumitomo Debt, and as set forth in Appendix "A" to the Plan;

"Secured Creditors Meeting" means the meeting of the Secured Creditors to be called to consider and if thought fit to authorize and approve the Arrangement;

"Secured Notes" means the promissory notes in the principal amount of $4,400,000 issued by Imperial, in favour of Edco Oil & Gas Ltd.;

"Shareholders Meeting" means the annual and extraordinary meeting of the holders of Imperial Shares to be called to consider and if thought fit, to approve, among other things, the Arrangement;

"Special Resolution" means the special resolutions of the Affected Creditors and the Imperial Shareholders approving the Arrangement in the forms set forth in Appendices "B1", "B2" and "B3" to this Information Circular and **"Special Resolution"** means any one of them, as applicable;

"Statutory Lien Creditors" means the Crown in respect of the secured claims and includes their claims for penalties and interest where such penalties and interest are required to be paid under the CCAA;

"Subsidiaries" means each of Mount Polley Holding and Mount Polley Mining;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a subsidiary;

"Sumitomo Debt" means the $6,300,000 secured non-interest bearing debt, repayment of which is contingent on the Mount Polley Mine being in operation and the sole recourse for which is limited to the assets comprising the Mount Polley Mine;

"Tax Act" means the *Income Tax Act* (Canada), as amended;

"TSE" means The Toronto Stock Exchange;

"Unsecured Creditors" means, in their capacities as such, the Affected Creditors, other than the Secured Creditors, and includes Contingent Creditors; and

"Unsecured Creditors Meeting" means the meeting of the Unsecured Creditors to be called to consider and if thought fit, authorize and approve the Arrangement.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbls	barrels
Mbbls	thousand barrels
Bbls/d	barrels of oil per day
API	American Petroleum Institute
NGLs	natural gas liquids
GOR	gross overriding royalty

Sulphur

LT	long tons

Mining

g/t	grams per tonne
Cu	copper
Au	gold
Mo	molybdenum
Moly	molybdenum
opt	ounces per ton
st	short ton
UTM	Universal Transverse Mercator
NAD	North American Datum
CSAMT	Controlled Source Audio Frequency Magneto Tellurics
NPI	net profit interest
NSR	net smelter return

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
MMBTU	million British Thermal Units

Other

BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 10 Mcf of natural gas (this conversion factor is not based on either energy content or current prices)
$M	thousands of dollars

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notices of Meetings, Notice of Motion for Final Order and this Information Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Shareholders Meeting

The Shareholders Meeting is scheduled to be held at 10:00 a.m. (Vancouver time) on March 7, 2002 in the Conference Room, Lower Mall Level, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia. The applicable Special Resolution must be approved by at least 75% of the votes cast at the Shareholders Meeting, subject to further order of the Court. In addition, the applicable Special Resolution must be approved by a majority of the votes cast by the Imperial Shareholders, other than the Related Parties. See "Part I — The Arrangement — Procedure for the Arrangement to Become Effective". See also "Part I — The Arrangement — Interests of Insiders in the Arrangement and Intentions of Such Insiders". At the Shareholders Meeting, each Imperial Shareholder will be entitled to vote on the basis of one vote per share.

The Creditors Meetings

Pursuant to the Interim Order, the Court has directed that the Secured Creditors and the Unsecured Creditors, voting separately, be asked to approve the applicable Special Resolution at the Secured Creditors Meeting and the Unsecured Creditors Meeting. The Creditors Meetings are scheduled to be held at 9:00 a.m. and 9:30 a.m. (Vancouver time) respectively on March 7, 2002 in the Conference Room, Lower Mall Level, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia. The applicable Special Resolution must be approved by a majority of the Affected Creditors in number and at least $66^2/_3$% of the votes cast at each of the Creditors Meetings, subject to further order of the Court. At the Creditors Meetings, each Affected Creditor will be entitled to vote on the applicable Special Resolution on the basis of one vote per dollar of Claim Value. See "Part I — The Arrangement — Procedure for the Arrangement to Become Effective".

Background to the Arrangement

On November 23, 2001, Imperial, Mount Polley Holding and Mount Polley Mining sought and obtained protection under the CCAA and BCCA in order to seek and complete a reorganization of its debt and equity, and on January 18, 2002, Imperial, Mount Polley Holding and Mount Polley Mining obtained the Interim Order. See "Part I — The Arrangement — Court Orders".

The directors of Imperial are satisfied that the Arrangement offers the best chance of maximizing the recovery to Affected Creditors and Imperial Shareholders. The Board has considered different proposals and alternatives with respect to Imperial and has concluded that the Arrangement represents a solution to Imperial's challenges which is fair to the Affected Creditors and the Imperial Shareholders. See "Part I — The Arrangement — The Arrangement — Background to the Arrangement", "Part I — The Arrangement — Recommendations of the Board of Directors of Imperial" and "Part I — The Arrangement — Monitor's Report". For further information on Imperial's current financial condition see the historical consolidated financial statements of Imperial attached as Appendix "E" to this Information Circular. See also "Part I — The Arrangement — Risk of Non-Completion of the Arrangement".

Purpose and Benefits of the Arrangement

The primary purpose of the Arrangement is to effect a reorganization and restructuring of the obligations of each of Imperial, Mount Polley Mining and Mount Polley Holding and the share capital of Imperial, in a manner that provides consistent and equitable treatment among the Affected Creditors of each of Imperial, Mount Polley Mining and Mount Polley Holding and the Imperial Shareholders, maintains the business and goodwill of each of Imperial, Mount Polley Mining and Mount Polley Holding as a going concern and does not subject Imperial, Mount Polley Mining, Mount Polley Holding, the Affected Creditors or the Imperial Shareholders to liquidation proceedings. See "Part I — The Arrangement — The Arrangement — Purpose and Benefits of the Arrangement", "Part I — The Arrangement — Risk of Non-Completion of the Arrangement" and "Part I — The Arrangement — Recommendations of the Board Of Directors of Imperial".

The Arrangement

Structurally, the Arrangement will occur in two main steps: (i) a Creditors' Arrangement; and (ii) an Equity Arrangement. Under the Creditors' Arrangement, the obligations owed by Imperial, Mount Polley Holding and Mount Polley Mining to certain of the Affected Creditors will be released and discharged and such Creditors will receive cash or a combination of cash and Imperial Shares. The obligations of certain other Affected Creditors will be assumed by New Imperial, a new company, which will ultimately hold the current mining assets of Imperial upon completion of the Arrangement. A portion of Imperial's current debt will remain as an obligation of Imperial. A detailed description of the Creditors' Arrangement is set forth under the heading "Part I — The Arrangement — Details of the Plan of Arrangement — The Creditors' Arrangement". See also "Part I — The Arrangement — Risk of Non-Completion of the Arrangement" and "Part I — The Arrangement — Monitor's Report" and the historical and pro forma financial statements of Imperial and New Imperial contained in Appendices "E" to "I" to this Information Circular.

Under the Equity Arrangement, Imperial's share capital will be arranged in a number of steps which will result in former Imperial Shareholders (including Affected Creditors who receive share consideration under the Creditors' Arrangement) holding shares in a renamed Imperial which will hold Imperial's current oil and gas interests and various marketable securities and shares in New Imperial which will hold the current mining assets of Imperial. As part of the Equity Arrangement, Imperial will also be seeking approval to continue into the Province of Alberta. A detailed description of the Equity Arrangement is set forth under the heading "Part I — The Arrangement — Details of the Plan of Arrangement — The Equity Arrangement". See also the historical and pro forma financial statements of Imperial and New Imperial contained in Appendices "E" to "I" to this Information Circular. Reference should also be made to the descriptions of the current and pro-forma business and assets of each of Imperial and New Imperial set forth under the headings "Part II — Information Concerning Imperial" and "Part III — Information Concerning New Imperial".

Effect of the Arrangement Upon Affected Creditors

Following the Arrangement, the Convertible Notes will be released and discharged and the former holders of the Convertible Notes will hold approximately 4,724,249 Imperial Energy Common Shares and 4,724,249 New Imperial Shares. $1.4 million of the Secured Notes will be released and discharged in exchange for an aggregate of 1.4 million Imperial Energy Common Shares and 1.4 million New Imperial Shares and the remaining $3 million principal amount of the Secured Notes will remain as an outstanding obligation of Imperial on the same terms and conditions as prior to the Arrangement. All of the obligations of Imperial relating to the Assumed Secured Creditors and the Statutory Lien Creditors Claims will be deemed to have been discharged and released as against Imperial and will be transferred and assigned to and assumed by New Imperial. The Sumitomo Debt will be transferred to and assumed by New Imperial and Imperial will be deemed to have been discharged and released from the Sumitomo Debt. In addition, Unsecured Creditors will receive either cash or a combination of cash, Imperial Energy Common Shares and New Imperial Common Shares under the Arrangement. See "Part I — The Arrangement — Effect of the Arrangement Upon Affected Creditors".

Effect of the Arrangement Upon Imperial Shareholders

Following the Arrangement, former holders of Imperial Shares (other than registered Imperial Shareholders who properly exercise their Dissent Rights with respect to the applicable Special Resolution) will be shareholders of both Imperial and New Imperial. Assuming that no Imperial Shareholders exercise Dissent Rights and an aggregate of 47,242,488 Imperial Shares are issued to the Convertible Noteholders, an aggregate of 15,686,661 Imperial Shares are issued to Unsecured Creditors and an aggregate of 14,000,000 Imperial Shares are issued to the Secured Noteholder, the former holders of Imperial Shares will hold approximately 8,079,361 Imperial Energy Common Shares (approximately 51.2% of the issued and outstanding Imperial Energy Common Shares) and 8,079,361 New Imperial Shares (approximately 51.2% of the issued and outstanding New Imperial Shares) and the former holders of Convertible Notes and Secured Notes and the Unsecured Creditors who were issued Imperial Shares pursuant to the Creditors' Arrangement will hold approximately 7,695,915 Imperial Energy Common Shares (approximately 48.8% of the issued and outstanding Imperial Energy Common Shares) and approximately 7,695,915 New Imperial Shares (approximately 48.8% of the issued and outstanding New Imperial Shares). See "Part I — The Arrangement — Effect of the Arrangement Upon Imperial Shareholders".

Exchange of Imperial Shares and Payments to Creditors

Exchange of Imperial Share Certificates

Included with this Information Circular is a letter of transmittal containing, among other things, instructions for obtaining delivery of the Imperial Energy Common Shares and the New Imperial Shares to which each holder of Imperial Shares is entitled pursuant to the Plan of Arrangement. Former holders of Imperial Shares shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Imperial Shares other than the Imperial Energy Common Shares and New Imperial Shares which they are entitled to receive for the Imperial Shares pursuant to the Arrangement. **Any certificates formerly representing Imperial Shares that are not deposited with the Depositary together with a duly completed letter of transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of Imperial Shares to receive the Imperial Energy Common Shares and New Imperial Shares for such Imperial Shares shall be deemed to be surrendered to Imperial.** See "Part I — The Arrangement —Exchange of Imperial Shares and Payments to Creditors".

Payments to Creditors

Each Affected Creditor, shall, unless otherwise agreed among Imperial and such Creditor, be entitled to receive the applicable portion of the cash and/or Imperial Energy Common Shares and New Imperial Shares which such Affected Creditor is entitled to receive pursuant to the Arrangement, upon delivery to Imperial of the notes, debentures and other primary evidences of such Affected Creditor's Liabilities or other evidences of ownership thereof, entitlement thereto and security thereunder (or an indemnity in lieu thereof) acceptable to Imperial including, without limitation, in the case of Liabilities by way of guarantee, surety or indemnity of Imperial, the delivery to Imperial of the notes, debentures and other primary evidences of the obligations of Imperial, entitlement thereto and security thereunder. Delivery of the applicable portion of the cash and/or Imperial Energy Common Shares and New Imperial Shares to each of the Affected Creditors entitled thereto will be made as soon as practicable thereafter. See "Part I — The Arrangement —Exchange of Imperial Shares and Payments to Creditors".

Fractional Shares

No fractional Imperial Shares, Imperial Energy Common Shares or New Imperial Shares will be issued and any holder of Imperial Shares or Affected Creditor who would otherwise be entitled to receive a fractional Imperial Share, Imperial Energy Common Share or New Imperial Share will be rounded up to the nearest whole share provided that each beneficial holder of Imperial Shares shall be entitled to the benefit of only one adjustment. See "Part I — The Arrangement —Exchange of Imperial Shares and Payments to Creditors"

Monitor's Report

On January 16, 2002, the Monitor delivered the Monitor's Report to Imperial. **A copy of the Monitor's Report is attached to this Information Circular as Appendix "J". Imperial Shareholders and Affected Creditors should carefully review and consider the Monitor's Report in its entirety. The conclusions reached in the Monitor's Report are subject to the assumptions, limitations and qualifications set out therein.** See "Part I — The Arrangement — Monitor's Report".

Risk of Non-Completion of the Arrangement

In the view of the Board, if the Arrangement is not concluded successfully, the prospect of the liquidation of Imperial, Mount Polley Holding and Mount Polley Mining would become a distinct possibility as Imperial is not receiving sufficient cash payments from its operations to pay its ongoing obligations. Based on the legal, accounting, tax and financial advice available to the Board and the Board's own judgment as to the uncertainties in relation to the realizable value of the assets of Imperial, Mount Polley Holding and Mount Polley Mining in a liquidation, it is Imperial's view that, in the event of such a liquidation, Affected Creditors and Imperial Shareholders would receive substantially less than the consideration being offered to them under the Arrangement and perhaps nothing at all, based on various assumptions of the realizable value of the assets of such corporations in liquidation. Unsecured Creditors and Imperial Shareholders might well receive no value on a liquidation. See "Part I — The

Arrangement — Risk of Non-Completion of the Arrangement", "Part I — The Arrangement — Monitor's Report" and "Part I — The Arrangement — Recommendations of the Board of Directors of Imperial".

Recommendations of the Board of Directors of Imperial

On January 29, 2002, the Imperial Board met and unanimously determined that the Arrangement is in the best interest of Imperial and is fair to the Imperial Shareholders and the Affected Creditors, approved the Arrangement, and authorized the submission of the Arrangement to the Imperial Shareholders and the Affected Creditors for approval. **The Board unanimously recommends that Imperial Shareholders and Affected Creditors vote FOR the Special Resolutions.** See "Part I — The Arrangement — Recommendations of the Board of Directors of Imperial

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to the CCAA and Section 252 of the BCCA. There are a number of procedural steps must be taken, approvals obtained and conditions that must be satisfied in order for the Arrangement to become effective. **There is no assurance that these steps will be taken, approvals obtained or conditions satisfied.** See "Part I — The Arrangement — Procedure for the Arrangement to Become Effective".

Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions are satisfied or waived, Imperial, Mount Polley Holding and Mount Polley Mining will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on March 8, 2002 in form and substance satisfactory to Imperial and all other conditions to the Arrangement are satisfied, Imperial, Mount Polley Holding and Mount Polley Mining expect the Effective Date will be shortly thereafter. It is not possible, however, to specify exactly when the Effective Date will occur. See "Part I — The Arrangement — Timing".

Stock Exchange Listings

The Imperial Shares are listed and posted for trading on the TSE. The closing price of the Imperial Shares on November 22, 2001, the last trading day prior to the announcement of the proposed Plan of Arrangement was $0.11 per share. Prior to the Effective Date, Imperial intends to make an application to list the Imperial Energy Common Shares on the TSE. The listing of the Imperial Energy Common Shares will be subject to Imperial meeting the TSE's original listing requirements. If Imperial is not able to meet the original listing requirements of the TSE then Imperial will seek to list the Imperial Energy Common Shares on another Canadian stock exchange. **There can be no assurance that the Imperial Energy Common Shares will be listed on the TSE or any other stock exchange.** Prior to the Effective Date, New Imperial will make application to list the New Imperial Shares on the TSE and the listing of such shares will be subject to meeting the continued listing requirements of the TSE, including that the New Imperial Shares meet applicable distribution requirements. **There can be no assurance that the New Imperial Shares will be listed on the TSE or any other stock exchange.** See "Part I — The Arrangement — Stock Exchange Listings".

Interests of Insiders in the Arrangement and Intentions of Such Insiders

As at January 18, 2002, approximately 80,793,609 Imperial Shares were issued and outstanding. To the knowledge of the directors and officers of Imperial, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Imperial Shares other than Edco Financial Holdings Ltd., a company controlled by N. Murray Edwards, the Chairman of Imperial, which owns 21,847,869 Imperial Shares (approximately 27% of the issued and outstanding Imperial Shares). As at January 18, 2002, the directors and officers of Imperial, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 28,427,145 Imperial Shares (approximately 35.2% of the issued and outstanding Imperial Shares). Messrs. N. Murray Edwards, Pierre E. Lebel, J. Brian Kynoch, Larry G.J. Moeller and W. Brett Wilson, directors and/or officers of Imperial are "related parties" of Imperial for purposes of OSC Rule 61-501 and Policy Q-27 (see "Part I — The Arrangement — Details of the Plan of Arrangement") and beneficially own, directly or indirectly, or exercise control or direction over, 21,847,869, 158,705,194,606, 1,130,000 and 1,055,500 Imperial Shares, respectively. All of these persons have indicated that they intend to vote the Imperial Shares held by them in favour of the Arrangement. "Part I — The Arrangement — Interests of Insiders in the Arrangement and Intentions of Such Insiders". See also "Part I — Other Legal Matters".

Certain Canadian Federal Tax Considerations

Imperial Shareholders should carefully review the considerations described in the Information Circular under the heading "Certain Canadian Federal Income Tax Considerations" for a summary of the Canadian tax consequences of the Arrangement and are urged to consult their own tax advisors in regard to their particular circumstances.

Dissenting Shareholders

Pursuant to the Interim Order and the Plan of Arrangement, a registered holder of Imperial Shares is entitled to dissent and be paid by Imperial the fair value of such Imperial Shares if the Special Resolutions are passed and such registered holder provides Imperial with a written objection to the applicable Special Resolution at or before the Shareholders Meeting and otherwise complies with the procedure set out in Section 207 of the BCCA as modified by the Interim Order. Pursuant to the Interim Order, Dissenting Shareholders will be entitled to be paid fair value for their Imperial Shares from Imperial. **The statutory provisions dealing with the right of dissent are technical and complex. Accordingly, each Dissenting Shareholder who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix "D" to this Information Circular, as modified by the Interim Order, set out in Appendix "C" to this Information Circular, and the Plan of Arrangement and consult their own legal advisor.** "Part I — The Arrangement — Dissenting Shareholders".

Other Business

At the Shareholders Meeting, Imperial Shareholders will also be asked to elect directors, appoint officers and approve a new stock option plan for each of Imperial and New Imperial. See "Part II — Information Concerning Imperial" and "Part IV — Other Business — New Stock Option Plans".

Pro Forma Information After Giving Effect to the Arrangement

The main assets of Imperial, which are held either directly or through subsidiaries, are several mining and exploration properties and the related buildings and mining equipment. Imperial also holds interest in various marketable securities and non-operated oil and gas properties in Alberta and Saskatchewan. Pursuant to the Arrangement, the Mining Assets will be transferred to New Imperial. Imperial, which will retain the oil and natural gas assets and the investments, and marketable securities, renamed "Imperial Energy Inc.", will then refocus its business on the oil and natural gas sector. See "Part I — The Arrangement", the historical financial statements of Imperial, New Imperial and the pro forma financial statements contained in Appendices "E" and "F" to the Information Circular.

PART I — THE ARRANGEMENT

THE ARRANGEMENT

Background To The Arrangement

The main assets of Imperial, which are held either directly or through subsidiaries, are several mining and exploration properties and the related buildings and mining equipment. Imperial also holds interests in various marketable securities and non-operated oil and gas properties in Alberta and Saskatchewan.

Imperial derives the majority of its revenues from mining. Mineral prices have been depressed for several years which has affected Imperial's ability to operate profitably. During the first half of 2001, the price of copper declined substantially while gold prices remained low, forcing Imperial to mine higher than average grade resources at the Mount Polley Mine, its principal operating property, in order to maintain profitable operations. By mid 2001, it became apparent to Imperial management that operations at the Mount Polley Mine would soon become unprofitable. Higher grade resources were being depleted and further investment to develop additional higher grade resources could not be justified or obtained.

Notice of suspension of operations of the Mount Polley Mine was given on June 29, 2001, with such suspension to occur over a three month period. It was thought that the revenues earned during the suspension notice period would be sufficient to cover all of the payables associated with the Mount Polley Mine. However, copper prices continued to decline and gold prices remained low during the suspension notice period. In addition, the British Columbia Ministry of Provincial Revenue made substantial additional claims for Social Services Tax and Motor Fuel Tax.

Notwithstanding significant reductions in staffing levels and substantial expenditure cut backs, it became clear by the end of the suspension period that Imperial did not have the ability to satisfy all of its existing obligations and that its financial condition would continue to deteriorate as additional obligations became due. On November 22, 2001, the Board of Directors met to consider the events leading up to the current financial challenges of Imperial and the alternatives available to resolve them. The Board of Directors concluded that Imperial was not able to continue carrying on business in the normal course. The Board of Directors further concluded that in the event of a liquidation, there would be no recovery for Unsecured Creditors and Imperial Shareholders. Accordingly, the Board of Directors, with the support of some of Imperial's Secured Creditors, resolved to take the steps required to reorganize Imperial by way of plan of arrangement. As a result, on November 23, 2001, Imperial, Mount Polley Holding and Mount Polley Mining sought and obtained protection under the CCAA and the BCCA in order to permit it to seek and complete a reorganization of its debt and equity. On December 21, 2001, Imperial, Mount Polley Holding and Mount Polley Mining sought and received an extension of its protection under the CCAA and BCCA until March 15, 2002 and on January 18, 2002, Imperial, Mount Polley Holding and Mount Polley Mining obtained the Interim Order. See "Part I — The Arrangement — The Arrangement — Court Orders".

On January 29, 2002, the Board of Directors of Imperial met to consider the Monitor's Report and approved the Plan and this Information Circular. See "Part I — The Arrangement — Recommendations of the Board of Directors of Imperial", "Part I — The Arrangement — The Arrangement — Purpose and Benefits of the Arrangement" and "Part I — The Arrangement — Risk of Non-Completion of the Arrangement".

Purpose and Benefits of the Arrangement

The Board of Directors are satisfied that the Arrangement offers the best chance of maximizing the recovery to Affected Creditors and Imperial Shareholders. The Board has considered different proposals and alternatives with respect to Imperial and has concluded that the Arrangement represents a solution to Imperial's financial position which is fair to the Affected Creditors and the Imperial Shareholders. Finally, it is the view of the Board that, if the Arrangement is not concluded, the only alternative for Imperial may be liquidation with the attendant probability of reduced recoveries for Affected Creditors and no recovery for Unsecured Creditors or Imperial Shareholders. See "Part I — The Arrangement — Recommendations of the Board of Directors of Imperial" and "Part I — The Arrangement — Monitor's Report".

Without having sought and obtained protection under the CCAA, Imperial could not have continued to operate as a going concern. See "Part I — The Arrangement — Risk of Non-Completion of the Arrangement". In addition, on November 23,

2001 Imperial, Mount Polley Holding and Mount Polley Mining were declared companies to which the CCAA applied and were ordered not to pay accounts which were then owing to trade creditors and other service suppliers. As at September 30, 2001, Imperial had a working capital deficiency of approximately $29.8 million. For further information on Imperial's current financial condition see the historical financial statements of Imperial attached as Appendix "E" to this Information Circular.

Court Orders

By Order of the Court dated November 23, 2001 (the "Initial Order"), Imperial, Mount Polley Holding and Mount Polley Mining were declared companies to which the CCAA applied and by virtue of the same Order:

a. Imperial, Mount Polley Holding and Mount Polley Mining were directed to prepare and file a plan of arrangement on or before December 21, 2001;

b. all proceedings under the *Bankruptcy Act* or the CCAA or in any action, suit or proceeding against Imperial, Mount Polley Holding and Mount Polley Mining and their respective assets, property and undertaking were stayed, enjoined and restrained; and

c. other than as contemplated by the Initial Order, neither Imperial, Mount Polley Holding nor Mount Polley Mining would make any payments to any person.

On December 21, 2001, Imperial, Mount Polley Holding and Mount Polley Mining sought and obtained an extension of the stay of proceedings granted under the Initial Order to March 15, 2002.

On January 18, 2002, the Court granted the Interim Order facilitating the calling of the Meetings and other matters. The Interim Order is attached as Appendix "C" hereto.

The Interim Order contemplates an application for the Final Order approving the Arrangement on March 8, 2002, at 9:00 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Court House, 800 Smythe Street, Vancouver, British Columbia. The Court will, at such time and among other things, consider the fairness of the Arrangement and may, by Order approve the Arrangement either as presented or subject to compliance with such terms and conditions as the Court thinks fit having regard to the rights and interests of the persons affected. See the "Notice of Motion for Final Order" forming part of this Information Circular and "Part I — The Arrangement — Procedure for Arrangement to Become Effective — Court Approval".

DETAILS OF THE PLAN OF ARRANGEMENT

General

The primary purpose of the Arrangement is to effect a reorganization and restructuring of the obligations of each of Imperial, Mount Polley Mining and Mount Polley Holding and the share capital of Imperial, in a manner that provides consistent and equitable treatment among the Affected Creditors of each of Imperial, Mount Polley Mining and Mount Polley Holding and the Imperial Shareholders, maintains the business and goodwill of each of Imperial, Mount Polley Mining and Mount Polley Holding as a going concern and does not subject Imperial, Mount Polley Mining, Mount Polley Holding, the Affected Creditors or the Imperial Shareholders to liquidation proceedings.

Structurally, the Arrangement will occur in two main steps: (i) a Creditors' Arrangement; and (ii) an Equity Arrangement. Under the Creditors' Arrangement, the obligations owed by Imperial, Mount Polley Holding and Mount Polley Mining to certain of the Affected Creditors will be released and discharged and such Creditors will receive cash or a combination of cash and Imperial Shares. The obligations of certain other Affected Creditors will be assumed by New Imperial, a new company, which will ultimately hold the current mining assets of Imperial upon completion of the Arrangement. A portion of Imperial's current debt will remain as an obligation of Imperial. A detailed description of the Creditors' Arrangement is set forth under the heading "Part I — The Arrangement — Details of the Plan of Arrangement — The Creditors' Arrangement". See also "Part I — The Arrangement — Risk of Non-Completion of the Arrangement" and "Part I — The Arrangement — Monitor's Report" and the historical and pro forma financial statements of Imperial and New Imperial contained in

Appendices "E" to "I" to this Information Circular. **Creditors and potential creditors of Imperial, Mount Polley Holding and Mount Polley Mining should carefully consider this information and the information described elsewhere in this Information Circular as the Arrangement may affect such persons.**

Under the Equity Arrangement, Imperial's share capital will be arranged in a number of steps which will result in former Imperial Shareholders (including Affected Creditors who receive share consideration under the Creditors' Arrangement) holding shares in: (i) a renamed Imperial which will hold Imperial's current oil and gas interests, various investments and marketable securities; and (ii) shares in New Imperial which will hold the current mining assets of Imperial. As part of the Equity Arrangement, Imperial will also be seeking approval to continue into the Province of Alberta. A detailed description of the Equity Arrangement is set forth under the heading "Part I — The Arrangement — Details of the Plan of Arrangement — The Equity Arrangement". See also the historical and pro forma financial statements of Imperial and New Imperial contained in Appendices "E" to "I" to this Information Circular. Reference should also be made to the descriptions of the current and pro-forma business and assets of each of Imperial and New Imperial set forth under the headings "Part II — Information Concerning Imperial" and "Part III — Information Concerning New Imperial". **Imperial Shareholders should carefully consider this information and the information described elsewhere in this Information Circular as the Arrangement will affect such persons.**

Imperial Before the Arrangement


Imperial Shareholders
Secured Creditors
Unsecured Creditors
Convertible Noteholders
Secured Noteholder
Assumed Secured Creditors
Statutory Lien Creditors
Sumitomo Debt
Imperial
New Imperial
HML Mining Inc.
Sterling Gold Mining Corporation
Mount Polley Mining
Mount Polley Holding
Silvertip Mining Corporation
Bethlehem Resources (1996) Corporation
Axicorp Fund Ltd.
Minexco Energy Ltd.
50%
Huckleberry Mines Ltd.
Similco Mines Ltd.

Notes:

(1) Includes only those corporations that carry on active business, own Mining Assets or are parties to the Arrangement.

(2) Beneficial ownership is 100%, unless otherwise indicated.

Imperial After the Arrangement


Unsecured Creditors
(Claims > $5,000)
Former Imperial Shareholders
Secured Creditors
9.9% of Imperial Shares
51.2% of Imperial Shares
38.9% of Imperial Shares
Secured Creditors
Secured Noteholder
(as to $3 million)
Imperial
100%
100%
Minexco Energy Ltd.
Axicorp Fund Ltd.

New Imperial After the Arrangement


Unsecured Creditors
(Claims > $5,000)
Former Imperial Shareholders
Secured Creditors
9.9% of New Imperial Shares
51.2% of New Imperial Shares
38.9% of New Imperial Shares
Assumed Secured Creditors
Sumitomo Debt
Statutory Lien Creditors
New Imperial
HML Mining Inc.
Sterling Gold Mining Corporation
Mount Polley Mining
Mount Polley Holding
Silvertip Mining Corporation
Bethlehem Resources (1996) Corporation
50%
Huckleberry Mines Ltd.
Similco Mines Ltd.

The Creditors' Arrangement

Affected Creditors

The legal, accounting and financial advisors, to Imperial, the Monitor and counsel to the Monitor and all other service and goods suppliers in respect of Liabilities incurred or to be incurred for the purpose of implementing the Plan pursuant to the CCAA, including all employees, and suppliers of goods and services after November 23, 2001 (collectively, the "Reorganization Creditors") will not be affected by the Plan of Arrangement and the claims of such Reorganization Creditors are intended to be paid in full by Imperial in the ordinary course of its business. All other Creditors of Imperial, Mount Polley Holding and Mount Polley Mining, being the Secured Creditors and the Unsecured Creditors, will be impacted by the Arrangement.

Secured Creditors

The Secured Creditors are those Affected Creditors constituting secured creditors under the CCAA, including the holders of the Assumed Secured Creditor Claims, the Convertible Notes and the Secured Notes, Statutory Lien Creditors and the holders of the Sumitomo Debt, and as set forth in Appendix "A" to the Plan of Arrangement. The Secured Creditors and their estimated Claim Values are listed below:

Secured Creditors	**Estimated Claim Value**
Convertible Noteholders	$4,724,249
Secured Notes	$4,400,000
Assumed Secured Creditor Claims	$251,176
Statutory Lien Creditors	$1,150,032
Sumitomo Debt	$6,300,000

Convertible Notes

On April 11, 2001, Imperial issued subordinate secured convertible debentures (the "Convertible Notes") in the principal amount of $4,670,000 maturing on January 31, 2006. The proceeds from the Convertible Notes were used to repay part of the short term debt incurred on the acquisition of the Mount Polley Mine. See the historical financial statements of Imperial contained in Appendix "E".

The Convertible Notes were issued pursuant to a note indenture dated March 30, 2001 between Imperial and Montreal Trust Company of Canada, as trustee, and bear interest at 8% per annum payable quarterly and are secured by a floating charge on all the property of Imperial, subordinated to all senior securityholders. The Convertible Notes are convertible into Imperial Shares at the option of the holder at a conversion price of $0.25 per Imperial Share. Under the Creditors' Arrangement, the Convertible Notes will be released and discharged in exchange for that number of Imperial Shares which results from dividing the amount of their Claim Value as of November 23, 2001 by $0.10. Based on their estimated Claim Value, approximately 47,242,488 Imperial Shares will be issued in exchange for the Convertible Notes and each holder of Convertible Notes will cease to be such a holder and his name will be removed from the list of holders of Convertible Notes and $4,724,248.80 shall be added to the capital of Imperial with respect to the Imperial Shares. The Imperial Shares issued to the former holders of the Convertible Notes will ultimately be exchanged for approximately 4,724,249 Imperial Energy Common Shares and approximately 4,724,249 New Imperial Shares under the Equity Arrangement. See "Part I — The Arrangement — Details of the Plan of Arrangement — The Equity Arrangement".

A private company controlled by N. Murray Edwards, the Chairman of Imperial, subscribed for $2,200,000 of the Convertible Notes, Larry G. J. Moeller, a director of Imperial and a private company controlled by Mr. Moeller subscribed for $750,000 of the Convertible Notes. A private company controlled by W. Brett Wilson, a director of Imperial, subscribed for $250,000 of the Convertible Notes. J. Brian Kynoch and Pierre B. Lebel, directors and officers of Imperial subscribed for $100,000 and $120,000 of the Convertible Notes respectively. See "Part I — The Arrangement — Interests of Insiders in the Arrangement and Intentions of Such Insiders".

Secured Notes

In 1998, 1999 and 2000, a private company controlled by N. Murray Edwards made loans to Imperial for various purposes. See "Part I — The Arrangement — Interests of Insiders in The Arrangement and Intentions of Such Insiders". The loans were evidenced by demand secured promissory notes (the "Secured Notes") and bear interest at 10%. The Secured Notes are secured against various assets of Imperial and its subsidiaries. Repayment of the Secured Notes has been extended annually to January 1, 2002.

As of the date hereof, $4.4 million of the Secured Notes remained outstanding. Under the Arrangement, $1.4 million of the Secured Notes will be released and discharged in consideration for 14,000,000 Imperial Shares and $1.4 million shall be added to the capital of Imperial with respect to the Imperial Shares. These Imperial Shares will ultimately be exchanged for 1.4 million Imperial Energy Common Shares and 1.4 million New Imperial Shares under the Equity Arrangement. See "Part I — The Arrangement — Details of the Plan of Arrangement — The Equity Arrangement". The remainder of the Claim Value of the Secured Notes will remain outstanding as an obligation of Imperial on the same terms and conditions as prior to the Effective Date except that the security will be limited to the assets remaining in Imperial.

Assumed Secured Creditor Claims

Pursuant to the Creditors' Arrangement, the Claim Values of the Assumed Secured Creditor Claims will be assumed by New Imperial, all agreements of any of Imperial, Mount Polley Holding or Mount Polley Mining related to the Assumed Secured Creditor Claims will be assigned to New Imperial and Imperial will be deemed to be discharged and released from the Assumed Secured Creditor Claims in partial consideration of the transfer of the Mining Assets described below under the heading "The Equity Arrangement". The Assumed Secured Creditor Claims are estimated to be $251,176.

Statutory Lien Creditors Claims

The Claim Values of the Statutory Lien Creditors will be transferred and assigned to, and assumed by New Imperial and Imperial will be deemed to be discharged and released from the Liabilities of the Statutory Lien Creditors in partial consideration of the transfer of the Mining Assets described below under the heading "The Equity Arrangement" pursuant to the Arrangement. The only known Statutory Lien Creditor is the government of British Columbia in respect of certain property tax amounts associated with the Mount Polley Mine. Its Claim Value is $1,150,032.

Sumitomo Debt

The Sumitomo Debt represents $6,300,000 secured non-interest bearing debt owed by Imperial to Sumitomo Corporation, the repayment of which is contingent on the Mount Polley Mine being in operation and the sole recourse for which is limited to the assets comprising the Mount Polley Mine. See the historical financial statements of Imperial contained in Appendix "E" for further information in respect of the Sumitomo Debt. Pursuant to the Creditors' Arrangement, the Claim Value of the Sumitomo Debt will be transferred and assigned to, and assumed by New Imperial and Imperial will be deemed to be discharged and released from the Sumitomo Debt in partial consideration of the transfer of the Mining Assets described below under the heading "The Equity Arrangement".

Unsecured Creditors

Unsecured Creditors will receive the following amounts pursuant to the Arrangement:

a. if the Claim Value of an Unsecured Creditor is equal to or less that $5,000, the Creditor will receive 100% of its Claim Value paid in cash;

b. if the Claim Value of an Unsecured Creditor is greater than $5,000 but less than or equal to $20,000, the Unsecured Creditor will receive $5,000 cash and Imperial Shares in the number resulting from the division of the amount of its Claim Value which exceeds the cash amount to be paid to Unsecured Creditors by $0.225; and

c. if the Claim Value of an Unsecured Creditor is greater than $20,000, the Unsecured Creditor will receive a payment in cash equal to its pro rata share (based on its Claim Value in relationship to the aggregate of the Claim Values of all Unsecured Creditors greater than $20,000) of a cash fund, comprised of $1,000,000 less any other amounts paid to Unsecured Creditors under subparagraphs (a) and (b), and Imperial Shares in the number resulting from the division of the amount of such Claim Value which exceeds the cash amount to be paid to such Unsecured Creditor by $0.225.

Based on known claims of Unsecured Creditors as of the date hereof, the Unsecured Creditors will receive an aggregate of $1,000,000 in cash and approximately 15,886,661 Imperial Shares. The estimated 15,886,661 Imperial Shares to be received by the Unsecured Creditors pursuant to the Creditors' Arrangement, will ultimately be exchanged for approximately 1,568,666 Imperial Energy Common Shares and 1,568,666 New Imperial Shares under the Equity Arrangement. See "Part I — The Arrangement — Details of the Plan of Arrangement — The Equity Arrangement".

Contingent Creditors

Contingent Creditors with Claim Values which are not disputed by any of Imperial, Mount Polley Holding or Mount Polley Mining will participate as Unsecured Creditors under the Plan of Arrangement. Claim Values of Contingent Creditors which are disputed will be litigated in the ordinary course. Where the relevant claim of a Contingent Creditor is judicially determined to be valid in whole or in part, that Contingent Creditor will participate as an Unsecured Creditor under the Plan of Arrangement to the extent of the valid amount of such Claim Value. If the relevant claim of a Contingent Creditor is judicially determined to be invalid, that Contingent Creditor will not receive a payment under the Arrangement. As of the date hereof, Imperial is not aware of any known material Contingent Creditors. See the information below under the heading "Determination of Claim Values" for a description of the process governing the determination of disputed Claim Values of Contingent Creditors.

Determination of Claim Values

The determination of the Claim Values of the Affected Creditors will determine the number of votes an Affected Creditor will have at each of the Creditors Meetings and will determine the amount of consideration such Creditors will be entitled to receive pursuant to the Arrangement.

In accordance with the Proof of Claim Procedure, Imperial, Mount Polley Mining and Mount Polley Holding provided a notice to each known Affected Creditor which required the Affected Creditor to declare the amount of Liabilities due such Creditor, being such Creditor's Claim Value. Imperial, Mount Polley Mining and Mount Polley Holding also placed a notice in the Globe & Mail and the Vancouver Sun newspapers indicating that any Affected Creditor was required to provide a notice to Imperial outlining the nature and amount of Liabilities claimed due by such Affected Creditor, together with such Creditor's full name and address on or before December 21, 2001, unless otherwise determined by the Court. **Any known or unknown Affected Creditor who did not return a notice to Imperial in accordance with the Proof of Claims Procedure is not entitled to vote at the Creditors Meetings or to receive any consideration in respect of Liabilities due to such Creditor under the Arrangement.**

Under the Proof of Claims Procedure, if Imperial disputes the amount of any Affected Creditor's Claim Value it is required to provide notice to such Affected Creditor no later than 30 days prior to the date of the applicable Creditors' Meeting and any Affected Creditor receiving such notice is required to apply to the Court to have its Claim Value determined on a summary basis. **Any Affected Creditor who does not make an application to the Court in accordance with the Initial Order will be deemed to have accepted as final and binding Imperial's determination of such Creditor's Claim Value.** Any determination by the Court, before the date at which the Creditor is to vote at the applicable Meeting, of the Creditor's Claim Value will be final and binding. In the event that an Affected Creditor makes the appropriate application but the Court has not rendered a decision before the date on which the Creditor is to vote at the applicable Meeting, such Creditor will be deemed to have accepted Imperial's determinations of its Claim Value for the purposes of determining the number of votes such Creditor is entitled to at the applicable Meeting. The eventual determination by the Court will be final and binding for the purposes of determining such Creditor's entitlement to consideration and if the later determination results in a change in the Creditor's Claim Value, the Creditor's vote on the Arrangement will be adjusted to the amount so determined. As of the date hereof, there are no known material Claim Values in dispute.

The Equity Arrangement

Under the Equity Arrangement, each of the events set out below will occur in the following order:

a. the authorized capital of Imperial will be amended by the creation the Imperial Energy Common Shares, the Imperial Class B Shares, the First Preferred Shares and the Second Preferred Shares and the Memorandum and Articles of Imperial will be amended accordingly;

b. the Imperial Shares will be consolidated on the basis of one Imperial Share for each 10 Imperial Shares (including all issued and outstanding Imperial Shares, and, without limiting the generality of the foregoing, those Imperial Shares issued to holders of Convertible Notes, holders of Secured Notes and the Unsecured Creditors pursuant to the Creditors' Arrangement and the Memorandum of Imperial will be amended accordingly);

c. Imperial will transfer its Mining Assets to New Imperial in consideration of the issuance by New Imperial to Imperial of that number of New Imperial Shares so that the number of issued and outstanding New Imperial Shares is equal to the number of issued and outstanding Imperial Shares (after giving effect to paragraph (b) above) and in consideration of the transfers of Claim Values pursuant to the Creditors' Arrangement;

d. concurrently:

   i. each of the issued Imperial Shares (except Imperial Shares held by Non-Resident Holders) shall be and be deemed to be exchanged for one Imperial Energy Common Share and one Imperial Class B Share; and each Imperial Class B Share so issued shall be and be deemed to be redeemed by Imperial by the exchange of one New Imperial Share for each such Imperial Class B Share; and

   ii. each of the issued Imperial Shares held by a Non-Resident Holder shall be disposed of for one Imperial Energy Common Share and one New Imperial Share;

e. the authorized capital of Imperial shall be altered by the cancellation of all of the Imperial Shares, all of the Imperial Class B Shares, all of the 1,000,000 Class A 6% Cumulative, Redeemable, Convertible Preferred shares with a par value of $5.00 each, and all of the 1,000,000 IMI Second Preferred Shares with a par value of $10.00 each, none of which are issued and outstanding after the share exchanges pursuant to paragraph (d), and the Memorandum of Imperial will be altered accordingly;

f. the name of Imperial will be changed to Imperial Energy Inc. and the Memorandum of Imperial will be altered accordingly;

g. Imperial shall be authorized to apply to the proper authorities for the Province of British Columbia for authority to apply to the Registrar appointed under the ABCA for a certificate of continuance continuing Imperial under the name "Imperial Energy Inc." as if it had been incorporated under the ABCA substantially in accordance with the Articles of Continuance, with such changes as the Registrar appointed under the ABCA may require and as the Board of Directors may approve and the Memorandum of Imperial will be altered accordingly;

h. General By-Law No. 1 substantially in the form submitted to the Meetings relating generally to the conduct of the business and affairs of Imperial, shall be adopted, such By-Law to become effective upon continuance of Imperial under the ABCA;

i. the capital of Imperial with respect to the Imperial Energy Common Shares will be $0.0001 multiplied by the number of Imperial Energy Common Shares issued under the Plan (the "Capital for the Imperial Energy Common Shares") and

j. the capital of Imperial with respect to the Class B Shares issued under the Plan shall be the total paid up capital of Imperial computed under the Tax Act immediately after giving effect to the Creditors' Arrangement less the Capital for the Imperial Energy Common Shares less the fair market value of the New Imperial Shares issued to Non-Resident Holders, but in no case exceeding the fair market value of the Imperial Class B Shares issued under the Plan.

Descriptions of the businesses and operations of Imperial and New Imperial are described under the headings "Part II — Information Concerning Imperial" and "Part III — Information Concerning New Imperial". See also the historical and pro forma financial statements of Imperial and New Imperial contained in Appendices "E" to "I" to this Information Circular. See also "Continuation of Imperial under the ABCA" below for information on the final share capital structure of Imperial.

The Mining Assets Roll-Down Agreement

Under the Arrangement, Imperial and New Imperial will enter into the Mining Assets Roll-Down Agreement, pursuant to which the Mining Assets will be conveyed from Imperial to New Imperial on a tax deferred basis under Section 85(1) of the Tax Act as of the Effective Date. For a description of the Mining Assets to be conveyed, see "Part III — Information Concerning New Imperial". See also the historical financial statements of Imperial relating to the Mining Assets and the pro forma financial statements of New Imperial contained in Appendices "F" and "I" to this Information Circular.

Continuance of Imperial under the ABCA

As part of the Equity Arrangement, Imperial will be authorized to continue Imperial under the name "Imperial Energy Inc." as if it had been incorporated under the ABCA. The head office of Imperial following the Arrangement will be located in Calgary, Alberta. This being the case, management has determined that there would be significant cost savings to Imperial, and thus to Imperial Shareholders generally, if Imperial were to continue into the Province of Alberta. The proposed Continuance can only proceed if Imperial meets a number of requirements set out under the BCCA and the ABCA.

A copy of the proposed Articles of Continuance are set out as Appendix "C" to the Plan of Arrangement. The Articles of Continuance will replace Imperial's current Memorandum upon the Continuance becoming effective. After giving effect to the Arrangement, the charter documents of Imperial will provide for an authorized share capital comprised of the Imperial Energy Common Shares, the First Preferred Shares and the Second Preferred Shares. The new share capital of Imperial will remain substantially the same except that the rights, privileges and conditions attached to the Imperial Energy Common Shares, the First Preferred Shares and the Second Preferred Shares will be revised to conform to the ABCA as follows: the Imperial Energy Common Shares will be without par value, and the authorized number of Imperial Energy Common Shares, First Preferred Shares and Second Preferred Shares will be unlimited. Unlike Imperial's current Memorandum, the Articles of Continuance will also provide for a minimum of one and a maximum of eleven directors; grant the Board certain borrowing powers; authorize the Board to appoint additional directors between shareholder meetings; and allow shareholder meetings be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal Quebec; or Halifax, Nova Scotia.

Corporate Governance Differences Between British Columbia and Alberta

In general terms, while the corporate laws of British Columbia and Alberta have a number of characteristics in common, they differ in certain respects. For example, certain shareholder remedies are different and requirements relating to director qualifications and the location of meetings are not the same. There is also a difference in the definition of "special resolution". Special resolutions under the ABCA require a two-thirds majority vote of the votes cast by the shareholders voting in person or by proxy at a general meeting. Under the BCCA, a special resolution requires a three-quarter majority vote of the votes cast by the shareholders voting in person or by proxy at a general meeting. Some of the more important differences between the two jurisdictions are discussed in further detail below. **The summary is not an exhaustive review of the two statutes and is of a general nature only. The summary is not intended to be, and should not be construed to be, legal advice to any particular Imperial Shareholder or Affected Creditor and accordingly Imperial Shareholders and Affected Creditors, should consult their own legal advisors with respect to the corporate law consequences to them of the Continuance.**

Sale of Undertaking

The ABCA requires approval by special resolution passed by not less than two-thirds of the votes cast by the holders of its shares present in person or by proxy at a duly called meeting upon a sale, lease or exchange of all or substantially all of the property of a company. Holders of shares of a class or series may vote separately as a class or series if they are affected in a manner different from holders of shares of another class or series. Furthermore, each share carries the right to vote on such a resolution notwithstanding that it otherwise does not carry the right to vote.

Under the BCCA, the directors of a company may dispose of all or substantially all of the business or undertaking of a company only with approval by a special resolution passed by not less than three-quarters of the votes cast by the members voting in person or by proxy at a general meeting.

Amendments to Charter Documents

Under the ABCA, substantive changes to the corporate structure or charter of a corporation, such as an alteration of any restrictions on the business carried on by a corporation, changes in the name of a corporation, increases or decreases in the authorized capital, changes in the jurisdiction of incorporation, or an amalgamation, require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Furthermore, certain amendments to the articles of a corporation such as increases or decreases in the authorized capital and changes in the rights attaching to classes of shares specifically require approval by special resolution by the holders of shares of each of the affected classes or series.

Under the BCCA, such changes require a special resolution passed by not less than three-quarters of the votes cast by members voting in person or by proxy at a general meeting. Other fundamental changes, such as an alteration of the special rights and restrictions attached to issued shares, or a proposed amalgamation or continuation of a company out of the jurisdiction, require a resolution passed by not less than three-quarters of the votes cast by holders of shares entitled to vote at a general meeting. In the case of an alteration of special rights and restrictions attached to issued shares, separate consent by special resolution is required from the holders of each class of shares adversely affected.

Under the BCCA, the holders of not less than 10% of the voting shares of a company who vote against a special resolution or the holders of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares may apply to the court to have the special resolution approving the alteration set aside.

Rights of Dissent and Appraisal

The ABCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholders at the fair value of such shares. This dissent right is applicable where a company proposes to (a) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; (b) amend its articles to add, change or remove any restrictions on business or businesses that the company may carry on; (c) enter into certain statutory amalgamations; (d) continue out of the jurisdiction; (e) sell, lease or exchange all or substantially all of its property; and (f) in certain circumstances, where separate class votes are required to approve the matter.

The BCCA provides a similar dissent remedy, although the procedure for exercising this remedy differs from that set forth in the ABCA and some of the circumstances where the right to dissent arise are different.

Oppression Remedies

Under the ABCA, a shareholder, former shareholder, director, former director, officer, or former officer of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order the court thinks fit where, in respect of a company or any of its affiliates, any act or omission affects a result, or the business or affairs are or have been carried on or conducted in a manner, or the powers of the directors are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer.

The BCCA provides for an oppression remedy to a somewhat narrower class of complainant. Under the BCCA a member of a company has the right to apply to the court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the member. In response to such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by a company.

Requisition of Meetings

Both the ABCA and the BCCA provide that one or more shareholders of a company holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting.

Place of Meeting

The ABCA provides that meetings of shareholders must be held in Alberta, unless a company's articles provide otherwise. The BCCA requires all meeting of members to be held in British Columbia unless the consent of the Registrar to hold the meeting elsewhere is obtained.

Further Information

For further information regarding the differences between the ABCA and the BCCA, Imperial Shareholders and Affected Creditors should consult their legal advisors and refer to the applicable corporate statutes.

Timing of the Continuance

The Continuance will not become effective until the Registrar under the BCCA has consented to the Continuance, Articles of Continuance have been sent to the Registrar under the ABCA and a Certificate of Continuance has been issued in accordance with the ABCA. Imperial intends to take the necessary steps to obtain the consent of the Registrar under the BCCA and to file the necessary documents to effect the Continuance immediately following the completion of the Arrangement. Notwithstanding the approval of the Arrangement, Imperial may, however, abandon such application without further approval of the Imperial Shareholders and the Affected Creditors at any time prior to the issuance of the Certificate of Continuance under the ABCA.

Adoption of General By-Law No. 1

Pursuant to the Arrangement, General By-Law No. 1 will be adopted as the by-laws of Imperial, such by-laws to become effective upon the continuance of Imperial under the ABCA. General By-Law No. 1 will replace Imperial's current Articles upon the Continuance becoming effective.

General By-Law No. 1 sets forth various procedural matters relating to the conduct of the business and affairs of Imperial including matters relating to the appointment, qualifications and meetings of directors, the payment of dividends, execution of instruments, appointment, powers of and protection of officers and directors, shareholders meetings and various other matters relating to the issuance and transfer of shares. **Since General By-Law No. 1 is primarily procedural in nature, a copy has not been included in this Information Circular. However, a copy of General By-Law No. 1 will be provided to Imperial Shareholders and Affected Creditors upon request to the Secretary of Imperial at its head office in Vancouver, British Columbia.**

EFFECT OF THE ARRANGEMENT UPON AFFECTED CREDITORS

Following the Arrangement, the Convertible Notes will be released and discharged and the former holders of the Convertible Notes will hold approximately 4,724,249 Imperial Energy Common Shares and 4,724,249 New Imperial Shares. $1.4 million of the Secured Notes will be released and discharged in exchange for an aggregate of 1.4 million Imperial Energy Common Shares and 1.4 million New Imperial Shares and the remaining $3 million principal amount of the Secured Notes will remain as an outstanding obligation of Imperial on the same terms and conditions as prior to the Arrangement. All of the obligations of Imperial relating to the Assumed Secured Creditors and the Statutory Lien Creditors Claims will be deemed to have been discharged and released as against Imperial and will be transferred and assigned to and assumed by New Imperial. The Sumitomo Debt will be transferred to and assumed by New Imperial and Imperial will be deemed to have been discharged and released from the Sumitomo Debt. In addition, Unsecured Creditors will receive either cash or a combination of cash, Imperial Energy Common Shares and New Imperial Common Shares under the Arrangement.

Under the Arrangement, all Liabilities of the Affected Creditors with respect to payments and debts outstanding at November 23, 2001 shall be deemed to have been released and discharged other than in respect of the Assumed Secured Creditor Claims, the Statutory Lien Creditors and the Sumitomo Debt as against New Imperial and as against Imperial in respect of part of the Secured Notes. Imperial management anticipates that existing cash, and other non-cash resources that can readily be converted to cash, will be sufficient to meet Imperial's and New Imperial's post November 23, 2001 obligations. Longer term cash requirements will be dependent upon completion of subsequent debt or equity financings and the generation of income from existing assets.

On the Effective Date, each Affected Creditor will be deemed to have consented and to have agreed to all of the provisions of the Arrangement as an entirety. In particular, each Affected Creditor will be deemed:

a. to have executed and delivered to Imperial, Mount Polley Holding and Mount Polley Mining all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Plan;

b. to have waived any default by any of Imperial, Mount Polley Holding and Mount Polley Mining in any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Affected Creditor and any of Imperial, Mount Polley Holding and Mount Polley Mining that has occurred on or prior to the Effective Date;

c. to have agreed that if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Affected Creditor and any of Imperial, Mount Polley Holding and Mount Polley Mining as at the Effective Date (other than those entered into by Imperial, Mount Polley Holding and Mount Polley Mining on, or with effect from, the Effective Date) and the provisions of the Plan, then the provisions of the Plan take precedence and priority and the provisions of such agreement or other arrangement are amended accordingly; and

d. to have released all claims other than their rights as against New Imperial in respect of the Assumed Secured Creditor Claims, the Statutory Lien Creditors, and Sumitomo Debt and as against Imperial relating to the outstanding Secured Notes.

Effective on the Effective Date, regardless of whether notices of claim have been filed, Imperial, Mount Polley Holding and Mount Polley Mining and any current or former directors, officers, guarantors, employees, legal counsel and advisors of Imperial, Mount Polley Holding and Mount Polley Mining (collectively the "Released Applicants") will be discharged and released from all claims, Liabilities, demands, causes of action, debts, accounts, covenants, damages, execution or other recoveries of Affected Creditors or other persons, and any and all rights associated therewith, other than their obligations under the Plan or as limited by Section 5.1(2) of the CCAA. Further, at the Effective Date, regardless of whether proofs of claim have been filed:

a. all agreements and other arrangements, whether written or oral, between the Released Applicants and each Affected Creditor pertaining to any of the Liabilities of the Affected Creditors;

b. all Liabilities of such Affected Creditors against the Released Applicants, including, without limitation all interest or penalties and all other Liabilities accrued or accruing in respect of such Liabilities, and all other obligations that the Released Applicants may have to such Affected Creditors; and

c. all rights of first refusal, options to purchase, pre-emptive rights of purchase or other similar rights to acquire assets granted to Affected Creditors or any other Person by the Released Applicants,

shall be, and shall be deemed to be, forever cancelled, terminated, extinguished, discharged, and released by such Affected Creditors or other Persons and the only right of such Affected Creditors or other Persons thereunder shall be pursuant to the obligations assumed by New Imperial under the Plan.

EFFECT OF THE ARRANGEMENT UPON IMPERIAL SHAREHOLDERS

Following the Arrangement, former holders of Imperial Shares (other than registered Imperial Shareholders who properly exercise their Dissent Rights with respect to the applicable Special Resolution) will be shareholders of both Imperial and New Imperial. Assuming that no Imperial Shareholders exercise Dissent Rights and an aggregate of 47,242,488 Imperial Shares are issued to the Convertible Noteholders, an aggregate of 15,686,661 Imperial Shares are issued to Unsecured Creditors and an aggregate of 14,000,000 Imperial Shares are issued to the Secured Noteholder, the former holders of Imperial Shares will hold approximately 8,079,361 Imperial Energy Common Shares (approximately 51.2% of the issued and outstanding Imperial Energy Common Shares) and 8,079,361 New Imperial Shares (approximately 51.2% of the issued and outstanding New Imperial Shares) and the former holders of Convertible Notes and Secured Notes and the Unsecured Creditors who were issued Imperial Shares pursuant to the Creditors' Arrangement will hold approximately 7,695,915 Imperial Energy Common Shares (approximately 48.8% of the issued and outstanding Imperial Energy Common Shares) and approximately 7,695,915 New Imperial Shares (approximately 48.8% of the issued and outstanding New Imperial Shares).

EXCHANGE OF IMPERIAL SHARES AND PAYMENTS TO CREDITORS

Exchange of Imperial Share Certificates

Included with this Information Circular is a letter of transmittal containing, among other things, instructions for obtaining delivery of the Imperial Energy Common Shares and the New Imperial Shares to which each holder of Imperial Shares is entitled pursuant to the Plan of Arrangement. Upon delivering the certificate formerly representing such holder's Imperial Shares to the Depositary, or as the Depositary may otherwise direct, in accordance with the instructions contained in the letter of transmittal and the letter of transmittal, duly completed, and such other documents as the Depositary may reasonably require, the Depositary shall register the Imperial Energy Common Shares and New Imperial Shares in such name, and shall deliver by first class mail, postage prepaid, or, in the case of postal disruption, by such other means as the Depositary deems prudent such Imperial Energy Common Shares and New Imperial Shares to such address as such holder may direct in such letter of transmittal, as soon as practicable after receipt by the Depositary of such documents.

Former holders of Imperial Shares shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Imperial Shares other than the Imperial Energy Common Shares and New Imperial Shares which they are entitled to receive for the Imperial Shares pursuant to the Arrangement.

Failure to Forward Letters of Transmittal and to Deposit Certificates

Pursuant to the terms of the Plan of Arrangement, any certificates formerly representing Imperial Shares that are not deposited with the Depositary together with a duly completed letter of transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of Imperial Shares to receive the Imperial Energy Common Shares and New Imperial Shares for such Imperial Shares shall be deemed to be surrendered to Imperial together with all dividends or distributions thereon held for such holder.

Payments to Creditors

Each Affected Creditor, shall, unless otherwise agreed among Imperial and such Creditor, be entitled to receive the applicable portion of the cash and/or Imperial Energy Common Shares and New Imperial Shares which such Affected Creditor is entitled to receive pursuant to the Arrangement, upon delivery to Imperial of the notes, debentures and other primary evidences of such Affected Creditor's Liabilities or other evidences of ownership thereof, entitlement thereto and security thereunder (or an indemnity in lieu thereof) acceptable to Imperial including, without limitation, in the case of Liabilities by way of guarantee, surety or indemnity of Imperial, the delivery to Imperial of the notes, debentures and other primary evidences of the obligations of Imperial, entitlement thereto and security thereunder. Delivery of the applicable portion of the cash and/or Imperial Energy Common Shares and New Imperial Shares to each of the Affected Creditors entitled thereto will be made as soon as practicable thereafter. Imperial will in its discretion be entitled to hold back from such distributions a reasonable amount to allow for the payment of the Liabilities of Contingent Creditors.

Failure to Forward Evidence of Liabilities

Any note, debenture, bond or other primary evidence of an Affected Creditor's Liabilities or other evidence of ownership thereof or entitlement thereto that is not deposited with Imperial on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the Creditor thereunder to receive the cash and/or Imperial Energy Common Shares and New Imperial Shares in accordance with the Arrangement shall be deemed to be surrendered to Imperial.

Fractional Shares

No fractional Imperial Shares, Imperial Energy Common Shares or New Imperial Shares will be issued and any Imperial Shareholder or Affected Creditor who would otherwise be entitled to receive a fractional Imperial Share, Imperial Energy Common Share or New Imperial Share will be entitled to receive Imperial Shares, Imperial Energy Common Shares and/or New Imperial Shares rounded up to the nearest whole share provided that each beneficial holder of Imperial Shares (including Creditors who receive Imperial Shares pursuant to the Creditors' Arrangement) shall be entitled to the benefit of only one adjustment.

MONITOR'S REPORT

On January 16, 2002, the Monitor delivered the Monitor's Report to Imperial. **A copy of the Monitor's Report is attached to this Information Circular as Appendix "J". Imperial Shareholders and Affected Creditors should carefully review and consider the Monitor's Report in its entirety. The conclusions reached in the Monitor's Report are subject to the assumptions, limitations and qualifications set out therein.**

Qualifications of the Monitor

The Monitor is the eighth largest accounting firm in Canada and has been engaged in many of the largest restructurings in Canada and has experience acting as a Monitor under the CCAA for a variety of corporations.

Conclusion and Recommendation

Based on the assumptions, limitations and qualifications contained in the Monitor's Report, the Monitor has concluded that the distribution to Unsecured Creditors proposed pursuant to the Arrangement, is preferable to a liquidation of Imperial's assets. **As a result, the Monitor recommends that Unsecured Creditors vote in favour of the Arrangement.**

Prior Valuations

To the knowledge of Imperial and its directors and officers, no independent valuations or appraisals, and no material non-independent valuations or appraisals of Imperial, Mount Polley Mining, Mount Polley Holding, the Imperial Shares or the material assets of Imperial, Mount Polley Holding or Mount Polley Mining have been prepared within the last two years except as disclosed elsewhere in this Information Circular.

RISK OF NON-COMPLETION OF THE ARRANGEMENT

The Board was compelled to pursue a restructuring of Imperial's debt and equity due to challenges faced by Imperial as a result of continuing low copper and gold prices and the suspension of the operations of the Mount Polley Mine. See "Part I — The Arrangement — The Arrangement — Background to the Arrangement". On November 23, 2001, Imperial voluntarily filed for and was granted protection by the Court to allow it to reorganize its business by way of a plan of arrangement under the CCAA and BCCA. In the event that the Arrangement is not successfully concluded, Imperial, Mount Polley Holding and Mount Polley Mining, with the permission and protection of the Court under the CCAA, would attempt to solicit acquisition proposals or pursue other restructuring approaches. No assurance can be given that the Court would grant any extension of the protection of the CCAA; or that an acquisition proposal or another restructuring could be successfully concluded; or that, if an acquisition proposal or restructuring were successfully concluded, it would be such as to permit Imperial, Mount Polley Holding and Mount Polley Mining to continue as viable entities or would result in recoveries for Affected Creditors or Imperial Shareholders comparable to those contemplated by the Arrangement. In the view of the

Board, if the Arrangement is not concluded successfully, the prospect of the liquidation of Imperial, Mount Polley Holding and Mount Polley Mining would become a distinct possibility as Imperial is not receiving sufficient cash payments from its operations to pay its ongoing obligations. Based on the legal, accounting, tax and financial advice available to the Board and the Board's own judgment as to the uncertainties in relation to the realizable value of the assets of Imperial, Mount Polley Holding and Mount Polley Mining in a liquidation, it is Imperial's view that, in the event of such a liquidation, Affected Creditors and Imperial Shareholders would receive substantially less than the consideration being offered to them under the Arrangement and perhaps nothing at all, based on various assumptions of the realizable value of the assets of such corporations in liquidation. Unsecured Creditors and Imperial Shareholders might well receive no value on a liquidation. See also "Part I — The Arrangement — Monitor's Report" and "Part I — The Arrangement — Recommendations of the Board of Directors of Imperial"

Imperial Shareholders and Affected Creditors are also advised that there are numerous conditions which must be satisfied prior to the completion of the Arrangement, some of which may not be satisfied at all, thus increasing the risk that the Arrangement will not be consummated. See "Part I — The Arrangement — Procedure for the Arrangement to Become Effective".

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF IMPERIAL

On January 29, 2002, the Imperial Board met and unanimously determined that the Arrangement is in the best interest of Imperial and is fair to the Imperial Shareholders and the Affected Creditors, approved the Arrangement, and authorized the submission of the Arrangement to the Imperial Shareholders and the Affected Creditors for approval. Messrs. Edwards, Moeller, Lebel, Wilson and Kynoch abstained from voting on this resolution, and Mr. Geib was absent from the meeting. **The Board unanimously recommends that Imperial Shareholders and Affected Creditors vote FOR the Special Resolutions.**

In reaching the conclusion stated above, the Board considered the Monitor's Report and a number of factors including certain advantages and disadvantages of proceeding with the transaction discussed under the headings "Part I — The Arrangement — The Arrangement — Background to the Arrangement", "Part I — The Arrangement — The Arrangement — Purpose and Benefits of the Arrangement" and "Part I — The Arrangement — Risk of Non-Completion of the Arrangement".

In reaching its determination, the Board of Directors also considered and evaluated information presented by the management of Imperial with respect to the Arrangement.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive but is believed to include all material factors considered by the Board. In addition, in reaching the determination to approve and recommend the Arrangement, the Board did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given differing weights to different factors.

Messrs. Edwards, Moeller, Lebel, Kynoch and Wilson are directors and/or officers of Imperial and are holders of, either directly or indirectly, or exercise control or direction over $3,320,000 principal amount of the Convertible Notes. In addition, a private company controlled by Mr. Edwards holds all of the Secured Notes. See "Part I — The Arrangement — Interests of Insiders in the Arrangement and Intentions of Such Insiders". Messrs. Edwards, Moeller, Lebel, Wilson and Kynoch declared their interests in the Arrangement to the other members of the Board prior to the Board's deliberation of the Arrangement and abstained from voting in connection therewith.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to the CCAA and Section 252 of the BCCA. The following procedural steps must be taken in order for the Arrangement to become effective:

a. the Arrangement must be approved by the Imperial Shareholders and the Affected Creditors at the Meetings in the manner set forth in the Interim Order;

b. the Court must grant the Final Order approving the Arrangement;

c. all conditions precedent to the Arrangement must be satisfied or waived by Imperial; and

d. the Final Order in the form prescribed by the BCCA must be filed with the Registrar.

Imperial Shareholders Approval

Pursuant to the Interim Order, the Court has directed that the Imperial Shareholders be asked to approve the Special Resolution at the Shareholders Meeting. The Shareholders Meeting is scheduled to be held at 10:00 a.m. (Vancouver time) on March 7, 2002 in the Conference Room, Lower Mall Level, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia. The applicable Special Resolution must be approved by at least 75% of the votes cast at the Shareholders Meeting, subject to further order of the Court. In addition, the applicable Special Resolution must be approved by a majority of the votes cast by the Imperial Shareholders, other than the Related Parties. See "Part I — The Arrangement — Interests of Insiders in the Arrangement and Intentions of Such Insiders". At the Shareholders Meeting, each Imperial Shareholder will be entitled to vote on the basis of one vote per share.

Creditors Approval

Pursuant to the Interim Order, the Court has directed that the Secured Creditors and the Unsecured Creditors, voting separately, be asked to approve the applicable Special Resolution at the Secured Creditors Meeting and the Unsecured Creditors Meeting. The Creditors Meetings are scheduled to be held at 9:00 a.m. and 9:30 a.m. (Vancouver time) respectively on March 7, 2002 in the Conference Room, Lower Mall Level, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia. The applicable Special Resolution must be approved by a majority of the Affected Creditors in number and at least $66^2/_3$% of the votes cast at each of the Creditors Meetings, subject to further order of the Court. At the Creditors Meetings, each Affected Creditor will be entitled to vote on the applicable Special Resolution on the basis of one vote per dollar of Claim Value.

Court Approval

The BCCA provides that an arrangement requires Court approval. On January 18, 2002, Imperial, Mount Polley Holding and Mount Polley Mining obtained the Interim Order providing for the calling and holding of the Meetings and other procedural matters. The Interim Order is attached as Appendix "C" to this Information Circular. Subject to the terms of the Arrangement and, if the Special Resolutions are approved at the Meetings in the manner required by the Interim Order, Imperial, Mount Polley Holding and Mount Polley Mining will make application to the Court for the Final Order at the Court House, 800 Smythe Street, Vancouver, British Columbia on March 8, 2002 at 9:00 a.m. (Vancouver time) or as soon thereafter as counsel may be heard. A Notice of Motion for the Final Order accompanies this Information Circular. All Imperial Shareholders, Affected Creditors and any other interested party who wishes to participate in or be represented at the hearing may do so, subject to filing with the Court and serving on Imperial, an Appearance Notice before the hearing for the Final Order, together with any evidence or materials which are to be presented to the Court, setting out the Imperial Shareholder's, Affected Creditor's or other interested party's mailing address for service and indicating whether such Imperial Shareholder or Affected Creditor or other interested party intends to support or oppose the application or make submissions. Service of such notice shall be effected by service upon the solicitors for Imperial, Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, B.C., V6E 3G2, Attention: Michael Fitch. See the Notice of Motion attached to the Information Circular.

Imperial, Mount Polley Holding and Mount Polley Mining have been advised by their counsel that the Court has broad discretion under the CCAA and the BCCA when making orders with respect to an arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Imperial Shareholders and the Affected Creditors (and any other interested party as the Court determines appropriate). The Court may approve the Arrangement either as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Imperial may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to it.

The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, as amended, of the United States with respect to the Imperial Energy Common Shares and the New Imperial Shares to be issued pursuant to the Arrangement. See "Part I — Arrangement — Other Legal Matters — Resale of Securities".

Conditions to Completion of the Arrangement

The Board has determined that it will not complete the transactions contemplated by the Plan of Arrangement unless the following conditions are satisfied. These conditions require that:

a. the Final Order shall have been granted in form and substance satisfactory to Imperial on or before April 15, 2002;

b. there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

   i. makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other material transactions contemplated in the Plan of Arrangement; or

   ii. results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Plan of Arrangement; and

c. Imperial, Mount Polley Mining and Mount Polley Holding shall have obtained all material consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in the sole discretion of the Board in connection with the transactions contemplated in the Plan of Arrangement on terms and conditions satisfactory to Imperial, Mount Polley Mining and Mount Polley Holding.

There is no assurance that these conditions will be satisfied on a timely basis.

The Board has also indicated that it may not proceed with the Plan of Arrangement if holders of more than 5% of the issued and outstanding Imperial Shares exercise Dissent Rights in relation to the Plan of Arrangement.

Upon all of the conditions being satisfied, Imperial intends to seek and obtain the Final Order and then file a copy of the Final Order and all other necessary documents with the Registrar of Companies under the BCCA in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Special Resolutions authorize the Board, without further notice to or approval of the Imperial Shareholders or the Affected Creditors, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Special Resolutions at any time prior to the Arrangement becoming effective. See Appendices "B1", "B2" and "B3" to this Information Circular for the full text of the Special Resolutions.

Other Key Approvals

The Board will not complete the Arrangement unless the material regulatory approvals required or necessary in the discretion of the Board are obtained prior to the Effective Date. Imperial will have made application to such authorities prior to the Effective Date in order to obtain all approvals required with respect to the Arrangement.

Securities Commission Application

Notice of the proposed Arrangement will be submitted on behalf of Imperial and New Imperial to the Quebec Securities Commission in order to exempt Imperial and New Imperial from the obligation to file and deliver a prospectus in connection with the distribution of Imperial Shares, Imperial Energy Common Shares and New Imperial Shares pursuant to the Arrangement.

TIMING

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions are satisfied or waived, Imperial, Mount Polley Holding and Mount Polley Mining will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on March 8, 2002 in form and substance satisfactory to Imperial and all other conditions to the Arrangement are satisfied, Imperial, Mount Polley Holding and Mount Polley Mining expect the Effective Date will be shortly thereafter. It is not possible, however, to specify exactly when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and an Altered Memorandum.

Imperial's, Mount Polley Holding's and Mount Polley Mining's objective is to have the Effective Date occur as soon as practicable after the Meetings. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order. As soon as the Effective Date has been determined, Imperial will issue a press release.

STOCK EXCHANGE LISTINGS

The Imperial Shares are listed and posted for trading on the TSE. The closing price of the Imperial Shares on November 22, 2001, the last trading day prior to the announcement of the proposed Plan of Arrangement was $0.11 per share.

Prior to the Effective Date, Imperial intends to make an application to list the Imperial Energy Common Shares on the TSE. The listing of the Imperial Energy Common Shares will be subject to Imperial meeting the TSE's original listing requirements. If Imperial is not able to meet the original listing requirements of the TSE then Imperial will seek to list the Imperial Energy Common Shares on another Canadian stock exchange. **There can be no assurance that the Imperial Energy Common Shares will be listed on the TSE or any other stock exchange.**

Prior to the Effective Date, New Imperial will make application to list the New Imperial Shares on the TSE and the listing of such shares will be subject to meeting the continued listing requirements of the TSE, including that the New Imperial Shares meet applicable distribution requirements. **There can be no assurance that the New Imperial Shares will be listed on the TSE or any other stock exchange.**

Imperial intends to continue to seek a listing for the Imperial Energy Common Shares if such shares are not listed on the TSE. New Imperial intends to continue to seek a listing for the New Imperial Shares on another Canadian stock exchange if such shares are not listed on the TSE. Delays in obtaining, or the inability to obtain, such listings will not be a condition to the completion of the Plan of Arrangement.

INTERESTS OF INSIDERS IN THE ARRANGEMENT AND INTENTIONS OF SUCH INSIDERS

As at January 18, 2002, approximately 80,793,609 Imperial Shares were issued and outstanding. To the knowledge of the directors and officers of Imperial, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Imperial Shares other than Edco Financial Holdings Ltd., a company controlled by N. Murray Edwards, the Chairman of Imperial, which owns 21,847,869 Imperial Shares (approximately 27% of the issued and outstanding Imperial Shares). As at January 18, 2002, the directors and officers of Imperial, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 28,427,145 Imperial Shares (approximately 35.2% of the issued and outstanding Imperial Shares). Messrs. N. Murray Edwards, Pierre E. Lebel, J. Brian Kynoch, Larry G.J. Moeller and W. Brett Wilson, directors and/or officers of Imperial are "related parties" of Imperial for purposes of OSC Rule 61-501 and Policy Q-27 (see "Part I — The Arrangement — Details of the Plan of Arrangement") and beneficially own, directly or indirectly, or exercise control or direction over, 21,847,869, 158,705, 194,606, 1,130,000 and 1,055,500 Imperial Shares, respectively. All of these persons have indicated that they intend to vote the Imperial Shares held by them in favour of the Arrangement.

None of the principal holders of Imperial Shares or any director or officer of Imperial, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that has materially affected, or will materially affect, Imperial or any of its affiliates except as disclosed in this Information Circular.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Imperial, the following summary fairly present the principal Canadian federal income tax consequences under the Tax Act of the Arrangement generally applicable to Imperial Shareholders who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty, hold their Imperial Shares, Imperial Energy Common Shares, New Imperial Shares and Imperial Class B Shares as capital property and deal at arm's length with Imperial and New Imperial. The Imperial Shares, Imperial Energy Common Shares, New Imperial Shares and Imperial Class B Shares generally will constitute capital property to an Imperial Shareholder unless the Imperial Shareholder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Imperial Shareholders whose Shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the Tax Act. These summaries are based on the current provisions of the Tax Act and the regulations issued thereunder (the "Regulations") and on counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). These summaries take into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), but do not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CCRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. These summaries do not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "mark-to-market rules"'). These summaries do not take into account the mark-to-market rules and Imperial Shareholders that are financial institutions for the purpose of those rules should consult their own tax advisers.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Imperial Shareholder. Accordingly, Imperial Shareholders should consult their own tax advisers with respect to their particular circumstances.

Consolidation of Imperial Shares

An Imperial Shareholder who, on the Arrangement, has Imperial Shares replaced by a lesser number of shares of the same class of stock of the same corporation in the same proportion for all shareholders, in circumstances where there is no change in the total capital represented by the issue, there is no change in the interests, rights or privileges of the shareholders and there are no concurrent changes in the capital structure of the corporation or the rights and privileges of other shareholders, no disposition or acquisition will be considered to have occurred. The cost of the post-consolidation shareholding to each Imperial Shareholder will be the cost of the pre-consolidation shareholding divided into a different number of shares, e.g. in a 1 for 10 consolidation if the cost of an pre-consolidation share was $0.15 the cost of a post-consolidation share is $1.50. Under the Arrangement no fractional Imperial Shares will be issued on the consolidation and Imperial Shareholders entitled to receive a fraction of an Imperial Share will instead receive a whole Imperial Share. Assuming that this will not result in any material change in the relative rights of the Imperial Shareholders, no disposition or acquisition should be considered to have occurred as a result of the terms of the consolidation of the Imperial Shares.

Exchange of Imperial Shares

An Imperial Shareholder who, on the Arrangement, exchanges Imperial Shares for Imperial Energy Common Shares and Imperial Class B Shares will realize neither a capital gain nor a capital loss on the exchange. The Imperial Shareholder will be considered to have disposed of the Imperial Shares for proceeds of disposition equal to their adjusted cost base to the Imperial Shareholder immediately before the exchange and to have acquired the Imperial Energy Common Shares and Imperial Class B Shares at an aggregate cost equal to those proceeds of disposition. The aggregate cost must be allocated between the Imperial Energy Common Shares and Imperial Class B Shares in proportion to their respective fair market values immediately after the exchange. There will, however, be income tax consequences to the Imperial Shareholder on the redemption of the Imperial Shareholder's Imperial Class B Shares, as discussed below.

For purposes of determining a Imperial Shareholder's adjusted cost base of Imperial Energy Common Shares acquired in exchange for the Shares, the cost of such shares, determined as described above, will be averaged with the Imperial Shareholder's adjusted cost base of all other Imperial Energy Common Shares held by the Imperial Shareholder as capital property immediately before the acquisition.

Redemption of Imperial Class B Shares

The income tax treatment of such gain or loss is discussed below. Imperial management believes that there will be sufficient paid-up capital for purposes of the Tax Act at the time of the redemption to avoid deemed dividends arising as a result of the redemption. However, management's belief is based upon certain assumptions regarding the fair market value of the New Imperial Shares at the time of the Arrangement and, accordingly, there is no certainty, and no representations can be made at this time, that the paid-up capital of Imperial will be sufficient to avoid giving rise to deemed dividends on the redemption of the Imperial Class B Shares. In the event that sufficient paid-up capital is not available, the redemption will result in a deemed dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of Imperial Class B Shares that are corporations as discussed below) to the extent the proceeds of disposition on the redemption exceeds the paid-up capital of such Imperial Class B Shares for purposes of the Tax Act. In the case of holders of Imperial Class B Shares that are individuals, any such deemed dividend will be included in computing the income of such holder and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Subsection 55(2) of the Tax Act provides that where a corporate shareholder is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of such share (for the purpose of computing the holder's capital gain on the disposition of such share). Corporate Imperial Shareholders should consult their own tax advisors for specific advice with respect to the potential application of this provision to them. Subject to the potential application of this provision, dividends deemed to be received by a holder of an Imperial Class B Share that is a corporation will be included in computing its income, but will normally also be deductible in computing taxable income. A holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on such deemed dividends to the extent that such deemed dividends are deductible in computing the corporation's taxable income.

The amount of any such deemed dividend will reduce the proceeds of disposition for purposes of calculating the holder's capital gains or capital loss on the disposition of the Imperial Class B Shares to which it relates.

Disposition of Imperial Energy Common Shares and New Imperial Shares

On the disposition of Imperial Energy Common Shares or New Imperial Shares, an Imperial Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Imperial Shareholder's adjusted cost base of the shares so disposed.

Taxation of Capital Gains and Losses

An Imperial Shareholder who, as described above, realizes a capital gain or a capital loss on the disposition of the Class A, Class B or New Imperial Shares, as the case may be, will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

If the Imperial Shareholder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on the shares or in the case of a disposition of shares received on the Arrangement, on the shares exchanged therefor, in accordance with detailed provisions of the Tax Act in that regard. Imperial Shareholders should consult their tax advisers for specific information regarding the application of these provisions.

A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

The realization of a capital gain or loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

Dissenting Shareholders

Imperial Shareholders are permitted to dissent from the Arrangement in the manner set out in Section 207 of the BCCA. A Dissenting Shareholders will be entitled, in the event the Arrangement becomes effective, to be paid by Imperial the fair value of the Imperial Shares held by such holder determined as of the appropriate date. A Dissenting Shareholder will be considered to receive a deemed dividend for purposes of the Tax Act to the extent that the amount paid by Imperial to a Dissenting Shareholder exceeds the paid-up capital in respect of the Imperial Share as determined for the purposes of the Tax Act (subject, in the case of corporate Imperial Shareholders, to the potential application thereto of subsection 55(2) of the Tax Act). The Dissenting Shareholder will be considered to have disposed of the Share for proceeds of disposition equal to the fair value less the amount of the deemed dividend. The Dissenting Shareholder will realize a capital loss (or realize a capital gain) to the extent that the adjusted cost base of such share plus any reasonable costs of disposition exceeds (or is exceeded by) the proceeds of disposition. The income tax treatment of such capital loss (or capital gain) is the same as that described above for Shareholders who do not dissent.

Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder's income.

Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisers with respect to the relevant tax considerations in exercising dissent rights.

DISSENTING SHAREHOLDERS

Pursuant to the Interim Order and the Plan of Arrangement, a registered holder of Imperial Shares is entitled to dissent and be paid by Imperial the fair value of such Imperial Shares if the Special Resolutions are passed and such registered holder provides Imperial with a written objection to the applicable Special Resolution at or before the Shareholders Meeting and otherwise complies with the procedure set out in Section 207 of the BCCA as modified by the Interim Order. Pursuant to the Interim Order, Dissenting Shareholders will be entitled to be paid fair value for their Imperial Shares from Imperial. The following is a summary of the provisions of Section 207 of the BCCA as modified by the Interim Order and the Plan of Arrangement. **The statutory provisions dealing with the right of dissent are technical and complex. Any Imperial Shareholders who wish to exercise their right of dissent should seek their own legal advice, as failure to comply strictly with the provisions of Section 207 of the BCCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice their right of dissent.**

Under the Interim Order, in order for an Imperial Shareholder to dissent, a written objection (an "Objection Notice") to the applicable Special Resolution must be received by Imperial, Suite 420, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, Attention: Corporate Secretary or by the Chairman of the Shareholders Meeting, at or before the Shareholders Meeting. A vote against the applicable Special Resolution, an abstention, or the execution of a proxy to vote against the applicable Special Resolution does not constitute an Objection Notice.

A Dissenting Shareholder may only claim under Section 207 with respect to all of the Imperial Shares held by such Dissenting Shareholder, or on behalf of any one beneficial owner, and registered in the Dissenting Shareholder's name. An Imperial Shareholder wishing to exercise the right of dissent with respect to such Imperial Shares shall not have the right to vote these securities at the Shareholders Meeting, either by the submission of a proxy or by personally voting. Beneficial owners of Imperial Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Imperial Shares are entitled to dissent. Accordingly, a beneficial owner of Imperial Shares desiring to exercise the right of dissent must make arrangements for the Imperial Shares beneficially owned by such Imperial Shareholder to be registered in their name prior to the time the Objection Notice is required to be received, or alternatively, make arrangements for the registered Imperial Shareholder to dissent on the beneficial shareholder's behalf.

If the Special Resolutions approving the Arrangement are acted upon, Imperial or a Dissenting Shareholder may make application to the Court to fix the price of the Imperial Shares of such Dissenting Shareholder. The price that must be paid to a Dissenting Shareholder for their Imperial Shares is their fair value as of the day before the date on which the Special Resolutions are passed, including any appreciation or depreciation in anticipation of the vote on the Special Resolutions, and every Dissenting Shareholder must be paid the same price.

The Dissenting Shareholders may make an arrangement with Imperial for the purchase of the shares of all of the Dissenting Shareholders by Imperial at any time before the Court pronounces the order fixing the fair value of such shares, provided that every Dissenting Shareholder must be paid the same price.

On an application under Section 207, the Court may make an order fixing the fair value of the Imperial Shares of all Dissenting Shareholders, giving judgment in that amount against Imperial and in favour of each Dissenting Shareholder, and may fix the time within which Imperial must pay that amount to the Dissenting Shareholders.

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date on which the Dissenting Shareholder ceases to have any rights as a shareholder until the date of payment.

A Dissenting Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of the Dissenting Shareholder's Shares, and, except in special circumstances, shall not be required to pay the costs of the application or appraisal.

A Dissenting Shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the Imperial Shares in the amount agreed to between Imperial and the Dissenting Shareholder or in the amount of the judgment, as the case may be, on the date that such Dissenting Shareholder has delivered an Objection Notice and share certificates representing the Imperial Shares to Imperial. The Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or Imperial may rescind the resolution in question and in either event, proceedings under Section 207 shall be discontinued, at any time before the Effective Date, the making of an agreement between Imperial and the Dissenting Shareholder as to the payment to be made for the Dissenting Shareholder's Imperial Shares or the pronouncement of the order of the Court fixing the fair value of the Imperial Shares.

Under the Arrangement, Imperial Shareholders who have given an Objection Notice to Imperial which remains outstanding on the Effective Date and:

a. who are ultimately entitled to be paid fair value for the Imperial Shares in respect of which they dissent in accordance with the provisions of the Interim Order, whether by order of the Court or by acceptance of an offer made pursuant to the Interim Order, shall be deemed to have transferred such Imperial Shares to Imperial for cancellation on the Effective Date and such shares shall be deemed to no longer be issued and outstanding as of the Effective Date; or

b. who are ultimately not entitled to be paid fair value for the Imperial Shares in respect of which they dissent, shall not be, or be reinstated as, Imperial Shareholders but for purposes of receipt of consideration shall be treated as if they had participated in the Arrangement on the same basis as a non-dissenting Imperial Shareholder, and, accordingly, shall be entitled to receive Imperial Energy Common Shares and New Imperial Shares on the basis set forth in the Arrangement;

provided, however, that in no case shall Imperial be required to recognize such holders of Imperial Shares as shareholders of Imperial after the Effective Date.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Imperial Shares. Section 207 of the BCCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Shareholder who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix "D" to this Information Circular, as modified by the Interim Order, set out in Appendix "C" to this Information Circular, and the Plan of Arrangement and consult their own legal advisor.**

The Board has reserved the right not to complete the Arrangement if holders of more than 5% of the issued and outstanding Imperial Shares shall have exercised rights of dissent as granted under the Interim Order in connection with the Arrangement.

EXPENSES OF THE ARRANGEMENT

The aggregate estimated costs to be incurred by Imperial relating to the Arrangement including without limitation, proxy solicitation, accounting and legal fees, governmental filing and stock exchange listing fees, the Monitor's Report, the preparation and printing of this Information Circular and other out-of-pocket costs associated with the Meetings, are estimated to be approximately $200,000.

OTHER LEGAL MATTERS

Valuation Exemption

The Plan of Arrangement involves "related parties" and is accordingly governed by OSC Rule 61-501 and Policy Q-27 which, among other things, requires a formal valuation of the Convertible Notes and the Secured Notes being exchanged under the Arrangement and the Imperial Energy Common Shares and New Imperial Shares to be issued to the former holders of the Convertible Notes and the Secured Notes. Imperial is relying upon an exemption afforded for the formal valuation requirements on the basis that the Arrangement is subject to court approval under the CCAA, the Court has been advised of the requirements of OSC Rule 61-501 and Policy Q-27 and the Court does not require compliance with the valuation requirements.

Resale of Securities

The Imperial Energy Common Shares and New Imperial Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada in which Imperial is a "reporting issuer" on completion of, and subject to the receipt of securities discretionary orders from the applicable Canadian securities authorities. **There can be no assurance that these discretionary orders will be obtained.**

The Imperial Energy Common Shares and New Imperial Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Imperial Energy Common Shares and New Imperial Shares issued to a former holder of Imperial Shares or an Affected Creditor who is not an "affiliate" of Imperial before the Arrangement or of Imperial or New Imperial after the Arrangement for purposes of United States federal securities laws may be resold without restriction under the 1933 Act. Former Imperial Shareholders or Affected Creditors who were affiliates of Imperial prior to the Arrangement or of Imperial or New Imperial after the Arrangement may not re-sell the Imperial Energy Common Shares and New Imperial Shares in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of Imperial or New Imperial is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with Imperial or New Imperial, as the case may be.

Imperial Shareholders or Affected Creditors resident in the United States and other Imperial Shareholders or Affected Creditors residing elsewhere than in Canada are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Judicial Developments

The Arrangement as it relates to Imperial is a "related party transaction" subject to the requirements of OSC Rule 61-501 and Policy Q-27. OSC Rule 61-501 and Policy Q-27 generally require public companies engaged in certain transactions to follow prescribed guidelines and consider certain recommendations set forth therein relating to the disclosure, valuation, shareholder approval and the discharge of the responsibilities of the board of directors of the issuers involved in such transactions. Included among such requirements is a requirement that Imperial include, if appropriate, disclosure in this Information Circular of recent judicial developments relating to such transactions. The Board and management of Imperial have complied with the OSC Rule 61-501 and Policy Q-27 provisions regarding valuation, disclosure to shareholders and the discharge of directors' duties in the preparation of the Information Circular.

Prior to the adoption of OSC Rule 61-501 (and its predecessor OSC Policy 9.1), Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions such as the Arrangement. The current trend both in legislation and the American jurisprudence upon which the previous Canadian decisions were based is towards permitting such transactions to proceed subject to compliance with requirements designed to ensure procedural fairness to minority shareholders. Compliance with OSC Rule 61-501 and Policy Q-27 seeks to ensure such fairness to shareholders, other than interested parties. Imperial Shareholders should, however, seek their own legal advice as to the nature of any legal rights such shareholders may have with respect to the Arrangement.

PART II — INFORMATION CONCERNING IMPERIAL

General

Imperial Metals Corporation was incorporated on December 10, 1959 under the name "Imperial Metals and Power Ltd." (Non-Personal Liability), was converted to a limited company under the name "Imperial Metals and Power Ltd." on November 19, 1969 and was amalgamated with Risby Tungsten Mines Ltd. and Invex Resources Limited on December 1, 1981 to form Imperial Metals Corporation. The registered office, head office and principal place of business of Imperial is located at Suite 420, 355 Burrard Street, Vancouver, British Columbia V6C 2G8, Canada. Telephone (604) 669-8959. Facsimile (604) 687-4030. Website: www.imperialmetals.com.

Historical Developments

In April 1998, Imperial completed a plan of arrangement with Princeton Mining Corporation ("Princeton"), which resulted in the acquisition by Imperial of the mining assets of Princeton in consideration of 12,498,763 Imperial Shares. The mining assets of Princeton included a 60% equity interest in Huckleberry Mines Ltd., the owner of the Huckleberry Mine located near Houston, British Columbia, and a 100% equity interest in the Similco Mines Ltd., the owner of the Similco Mine located near Princeton, British Columbia.

In April 1999, Imperial exercised an option to increase its interest in the Sterling Mine, located near Beatty, Nevada, from 10% to 50% through property expenditures, and on December 31, 1999, Imperial increased its interest in the Sterling Mine to 100% as part of a debt settlement with Cathedral Gold Corporation.

Effective December 31, 2000, Imperial acquired an additional 47.5% interest in the Mount Polley Mine from Sumitomo Corporation for $4.5 million cash, increasing Imperial's interest in the Mount Polley Mine to 100%. The transaction also involved the restructuring of the outstanding term debt associated with the Mount Polley Mine which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley Mine continuing to operate.

On March 29, 2001, Colony Pacific Explorations Ltd. ("Colony"), a 52% held affiliate of Imperial, amalgamated with zed.*i* solutions inc. to form zed.*i* solutions inc. The amalgamation resulted in shareholders of Colony receiving 0.342 shares of zed.*i*. Imperial's interest in Colony was reduced to 10.9% upon completion of the amalgamation.

On November 23, 2001, Imperial voluntarily filed for, and was granted, protection by the Court to allow it to reorganize its business by way of a plan of arrangement under the CCAA and the BCCA.

See also "Part III — Information Concerning New Imperial" and the historical financial statements of Imperial contained in Appendix "E".

Corporate Strategy

The main assets of Imperial, which are held either directly or through subsidiaries, are several mining and exploration properties and the related buildings and mining equipment. Imperial also holds interest in various marketable securities and non-operated oil and gas properties in Alberta and Saskatchewan. Pursuant to the Arrangement, the Mining Assets will be transferred to New Imperial. See "Part I — The Arrangement", the historical financial statements of Imperial with respect to the Mining Assets and the pro forma financial statements contained in Appendices "E" and "F" to this Information Circular. Imperial, which will retain the oil and natural gas assets and the marketable securities, renamed "Imperial Energy Inc.", will then refocus its business on the oil and natural gas sector.

As at the date hereof, Imperial has limited interests in various oil and gas properties and marketable securities. See "Business and Properties" below for a description of these assets. On a going forward basis, Imperial intends to look at opportunities to acquire oil and natural gas assets and grow its business through focused acquisitions and through development and exploration of its land positions.

Business and Properties

Oil and Gas Assets

The following is a brief description of the principal oil and natural gas properties which Imperial holds an interest. Imperial also holds some very minor oil and natural gas interests in Saskatchewan.

Beaverhill Lake, Alberta

The Beaverhill Lake area is located approximately 55 kilometres southeast of the city of Edmonton. Imperial has an average working interest of 5.84% in 2,108 (123 net) hectares of land and 5 producing and 2 shut-in gas wells in the area. Dominion Exploration Partnership is the operator.

Boloque, Alberta

The Boloque area is located approximately 100 kilometres north of the city of Edmonton. Imperial has a working interest of 5.98% in Boloque Gas Unit No. 1, comprising 592 hectares (35 net) of land. There are currently 8 producing gas wells connected to the plant, 1 shut-in gas well and 1 non-producing oil well. Viking Energy Acquisitions Ltd. is the operator.

Imperial also has an average working interest of 7.34% in 1,024 (75 net) hectares of land, 1 producing and 1 shut-in gas well and a 0.66% overriding royalty interest in 512 hectares of land outside of the Boloque Unit No. 1 in the area.

Cache, Alberta

The Cache area is located approximately 107 kilometres northeast of the city of Edmonton. Imperial has a 0.21% overriding royalty interest in 256 hectares of land and 1 producing gas well and a 0.07% overriding royalty interest in 2,560 hectares of land in the area. United Redford Resources Inc. is the operator.

Dinant, Alberta

The Dinant area is located approximately 68 kilometres southeast of the city of Edmonton. Imperial has an average working interest of 5.74% in 1,344 (77 net) hectares of land and 2 producing gas wells in this area. Domcan East Alberta Ltd. is the operator.

Edmonton, Alberta

The Edmonton area is located approximately 35 kilometres southwest of the city of Edmonton. Imperial has an average working interest of 12.24% in 1,024 (125 net) hectares of land and 4 shut-in gas wells in this area. In addition, Imperial has a 7.23% royalty interest in 1 shut-in oil well. Fletcher Challenge Oil and Gas Inc. is the operator.

Haddock, Alberta

The Haddock area is located approximately 50 kilometres north of the town of Hinton. Imperial has a 1.14% gross overriding royalty in the 07-24-056-16W5 gas well operated by ISH Energy Ltd.

House, Alberta

The House area is located approximately 100 kilometres southwest of the town of Fort McMurray. Imperial has a 5% working interest in 3,456 (173 net) hectares of land and 1 shut-in gas well in this area.

Joarcam, Alberta

The Joarcam area is located approximately 25 kilometres southeast of the city of Edmonton. Imperial has an overriding royalty interest of 0.45% in 160 hectares of land and 10 non-producing oil wells in the area.

Medicine Hat, Alberta

The Medicine Hat area is located approximately 25 kilometres north of the city of Medicine Hat. Imperial has an average working interest of 24.42% in 456 (111 net) hectares of land and 15 producing gas wells in this area. Direct Energy Resources is the operator.

Peco, Alberta

The Peco area is located approximately 110 kilometres northwest of the town of Rocky Mountain House. Imperial has an average 12.5% working interest in 64 (8 net) hectares of land, 1 producing and 1 suspended oil well, as well as 1 producing gas well. Conoco Canada Limited is the operator.

Sousa-Virgo, Alberta

The Sousa-Virgo area is located approximately 60 kilometres northeast of the town of Rainbow Lake. Imperial has an average working interest of 4.91% in the Sousa-Bluesky-Gething Gas Unit, comprising 4,544 hectares (223 net) of land and 29 producing and 22 shut-in gas wells in this area. In addition, Imperial has an average working interest of 7.69% in 17,664 (1,358 net) hectares of land and 10 producing and 2 shut-in gas wells. AEC Oil & Gas Ltd. is the operator.

Sylvan Lake, Alberta

The Sylvan Lake area is located approximately 15 kilometres west of the city of Red Deer. Imperial has a working interest of 7.5% in 320 (24 net) hectares of land and 1 producing gas well and 1 producing oil well in this area. NCE Resources Group Inc. is the operator.

Tomato, Alberta

The Tomato area is located approximately 168 kilometres north of the city of Edmonton. Imperial has a working interest of 10% in 1,152 (115 net) hectares of land and 1 producing gas well in this area. In addition, Imperial has an average net profits interest of 2.65% in 3,904 (103 net) hectares of land. Canadian Natural Resources Ltd. is the operator.

Trout Lake, Alberta

The Trout Lake area is located approximately 158 kilometres northeast of the town of Peace River. Imperial has an average working interest of 18.86% in 256 (48 net) hectares of land and 5 producing oil wells in this area.

The following is a summary of certain unaudited financial information relating to Imperial's oil and gas assets. See also the historical and pro forma financial statements of Imperial attached as Appendices "E" and "H" to this Information Circular.

Description	Nine Months ended September 30, 2001 ($)	Nine Months ended September 30, 2001 ($)	Year Ended December 31, 2000 ($)	Year Ended December 31, 1999 ($)	Year Ended December 31, 1998 ($)
Revenue, net of royalties	1,155,202	378,513	597,931	551,674	534,364
Operating costs	177,226	103,071	164,536	188,760	187,540
Operating margin	977,976	275,442	433,395	362,914	346,824

Marketable Securities and Investments

Imperial also holds a portfolio of junior resource company shares with a book value of $2,154,029 and a market value on December 31, 2001 of $2,219,346 and the following investments:

Description	Share Amount	Unit Book Value ($)	Book Value ($)	Market Value Per Share on December 31, 2001[(1)] ($)	Market Value on December 31, 2001[(1)] ($)
Anglesey Mining plc (AYM)	3,458,619	0.11	391,420	0.03	103,759
Cathedral Energy Services Ltd. (CAT)	201,767	0.39	77,726	0.91	183,606
zed.i solutions inc. (ZED)	3,587,931	0.32	1,157,211	0.37	1,327,534
Total Investments			1,626,357		1,614,901

Note:

(1) Based on their year-end closing trading prices in the case of listed securities.

These investments and marketable securities will remain assets of Imperial after completion of the Arrangement. See "Part I — The Arrangement — Details of the Plan of Arrangement".

DESCRIPTION OF SHARE CAPITAL

Imperial is currently authorized to issue 500,000,000 Imperial Shares without par value, 1,000,000 Class A non-voting 6% cumulative preferred shares with a par value of $5 each and 1,000,000 Class B non-voting cumulative preferred shares with a par value of $10 each, convertible and redeemable at par. As of the date hereof, 80,793,609 Imperial Shares are issued and outstanding.

Upon the completion of the Arrangement and after giving effect to the Continuance, the authorized capital of Imperial will be comprised of an unlimited number of Imperial Energy Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares having the rights, privileges, restrictions and conditions set forth in Appendix "C" to the Plan. See also "Part I — Details of the Plan of Arrangement".

CAPITALIZATION

The following table sets forth the capitalization of Imperial as at December 31, 2000 and as at September 30, 2001 before and after giving effect to the completion of the Arrangement. See also the pro forma financial statements contained in Appendices "H" to "I" of this Information Circular. For capitalization of New Imperial after giving effect to the Arrangement, see "Part III — Information Respecting New Imperial — Capitalization".

	As at December 31, 2000 Before Giving Effect to the Arrangement	***As at September 30, 2001 Before Giving Effect to the Arrangement***	***As at September 30, 2001 After Giving Effect to the Arrangement***
Secured Debt:			
Convertible Notes[(1)]	$ —	$ 4,670,000	$ —

	As at December 31, 2000 Before Giving Effect to the Arrangement		As at September 30, 2001 Before Giving Effect to the Arrangement		As at September 30, 2001 After Giving Effect to the Arrangement	
Secured Notes	$	4,650,000	$	4,400,000	$	3,000,000
Assumed Secured Creditor Claims		N/A	$	251,176	$	—
Statutory Lien Creditors Claims (2)	$	570,982	$	1,104,795	$	—
Sumitomo Debt (1)	$	6,300,000	$	6,300,000	$	—
Share Capital:						
Imperial Shares	$	17,320,462 (80,536,385 shares)	$	17,351,572 (80,674,148 shares)		N/A
IMI First Preferred Shares	$	—	$	—		N/A
IMI Second Preferred Shares	$	—	$	—		N/A
Imperial Energy Common Shares (3)		N/A		N/A	$	20,317,000 (15,772,176 shares)
First Preferred Shares		N/A		N/A	$	—
Second Preferred Shares		N/A		N/A	$	—
Share Purchase Warrants (4)	$	303,177 (2,000,000 warrants)	$	303,177 (2,000,000 warrants)	$	303,177 (200,000 warrants)

Notes:

(1) Shown at face amount.
(2) Amount of Statutory Lien Claims is $1,150,032 as at November 23, 2001.
(3) Share capital amount is as per the pro forma financial statements attached as Appendix "H".
(4) See Note 13 to the Imperial historical financial statement attached as Appendix "E" for a description of the share purchase warrants.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

This report should be read in conjunction with Imperial's historical and the pro forma financial statements attached as Appendices "E" and "H" to this Information Circular and the notes thereto.

Nine Months Ended September 30, 2001 Compared to September 30, 2000

General

Imperial is an established mine development and operating company. It operates and holds a 100% interest in the Mount Polley Mine and a 50% interest in the Huckleberry Mine both located in central British Columbia.

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of low metal prices. The plant is being maintained on standby pending an improvement in metal pries.

Imperial also owns the Goldstream and Similco mines, which were suspended in 1996, and a number of exploration projects the most advanced of which are Silvertip in Northern British Columbia and Sterling in Nevada.

Results of Operations

Financial Results

Operating revenues increased to $95.4 million in the nine months ended September 30, 2001 from $70.3 million in the nine months ended September 30, 2000. Inclusion of 100% of the revenues from the Mount Polley Mine as a result of the December 31, 2000 acquisition of the remaining interest accounted for $26.9 million of the increase however this was offset by lower metal prices as average realized metal prices fell from the price levels recorded in the year 2000. Lower metal prices in 2001 compared to 2000 were only partially offset by the higher average US/Cdn Dollar exchange rate. On a comparative basis, excluding the effect of the higher ownership interest in Mount Polley, metal production and sales increased in the nine month period compared to the September 30, 2000 period when the Mount Polley mine had reduced production due to the failure of a ball mill.

Cash flow from operations before net change in non cash operating balances increased to $8.8 million for the nine months ended September 30, 2001 from $8.1 million in the corresponding period in the prior year.

In the nine months ended September 30, 2001 Imperial recorded a net loss of $9.9 million ($0.12 per share) compared to net loss of $6.0 million ($0.08 per share) for the corresponding period in the prior year.

Mineral Operations

Mineral revenues increased to $93.3 million for the nine months ended September 30, 2001 from $69.9 million in the corresponding period in the prior year. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $10.1 million from its mining operations for the nine months ended September 30, 2001 compared to cash flow of $11.9 million in corresponding period in 2000. In the six months ended June 30, 2000 the Mount Polley and Huckleberry mines operated under an Economic Plan from the Job Protection Commission of BC and realized benefits of approximately $1.6 million during that period. The Economic Plans for the two mines expired in June 2000. The suspension of operations at Mount Polley, effective September 30, 2001, will reduce mineral revenues by approximately 60%.

Interest Expense

Interest expense on long term debt decreased to $4.4 million in nine months ended September 30, 2001 from $7.0 million in 2000. Higher debt levels on the Huckleberry mine and the addition of the interest expense on the convertible debentures in 2001 were more than offset by the reduction in debt outstanding on the Mount Polley Mine. Interest expense on short term debt increased as a result of higher average levels of short term debt.

Foreign Exchange Losses

During 2000 most of Imperial's long term debt was denominated in US Dollars. At December 31, 2000 the Mount Polley debt was converted to Cdn Dollar denominated debt as part of the purchase of the Mount Polley interest from Sumitomo Corporation. In the nine months ended September 30, 2001 the Cdn Dollar weakened against the US Dollar similar to the corresponding period in 2000. This resulted in a higher foreign exchange loss on the US Dollar denominated long term debt. The higher loss on US Dollar denominated accounts receivable was due to a combination of factors including the volatility of the exchange rate, a higher average level of receivables, and timing of cash receipts.

Mount Polley Mineral Property Writedown

Effective September 30, 2001 Imperial recorded a writedown of $2.8 million of its producing mining property, plant and equipment, net of related cost reductions, at the Mount Polley Mine as a result of suspension of mining operations. The loss on writedown of mineral properties was $8.9 million, however this was offset by anticipated cost reductions comprised of a $1.6 million recovery of accrued wages previously deferred, a $1.8 million reduction in anticipated future site restoration costs and a $2.7 million reduction of provision for equipment maintenance.

Taxes

For both the nine months ended September 30, 2001 and 2000, the effective tax recovery rate was significantly less than the expected 45.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards and the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations

Although the year to date net loss increased by $3.9 million for the nine months ended September 30, 2001 over 2000, cash flow from operations before the net change in non cash operating balances improved slightly to $8.8 million from $8.1 million as the statement of loss included a non cash writedown, net of anticipated cost reductions, of $2.8 million relating to the Mount Polley Mine and other non cash items.

Working Capital

Working capital at September 30, 2001, excluding current portion of long term debt of $32.1 million, improved to $2.3 million from $1.5 million at December 31, 2000, however the shutdown of the Mount Polley Mine restricts the ability of Imperial to meet its obligations as they become due as not all of the current assets are readily convertible to cash. Reference should be made to the notes to the financial statements and the pro forma financial statements included with this Information Circular for further discussion on the proposed reorganization to settle these debts.

Upon completion of the Plan, Imperial is estimated to have a pro forma working capital deficit of approximately $2.3 million, excluding the current portion of long term debt of $3.0 million. The majority of the pro forma current liabilities of $4.9 million are owed to one single creditor and are secured by certain of Imperial's marketable securities and investments. The business plan for Imperial after completion of the Plan is to acquire revenue producing oil and gas properties and thus, along with the sale of marketable securities and investments, generate income to repay the amounts owed.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures totalled $7.8 million for the nine months ended September 30, 2001 versus $10.0 million for the corresponding period in 2000. Expenditures on exploration properties, primarily at the Sterling Gold mine, were higher at $0.5 million for the nine months ended September 30, 2001. Producing oil and natural gas property additions were $1.0 million for the nine months ended September 30, 2001 compared to $0.1 million in 2000. Mount Polley and Huckleberry mine ongoing capital projects, including tailings dam construction, were lower at $6.0 million for the nine months ended September 30, 2001 versus $9.8 million in 2000. Other investment activities in the current nine month period included the addition of $0.5 million to investments and $2.1 million to reclamation bonds less proceeds of $1.5 million realized on the sale of investments and mineral properties.

Debt and Equity Financing

During the nine months ended September 30, 2001 Imperial increased the amount available to it under the concentrate advance facility for the Mount Polley Mine to $10 million from $7 million. This increase provided working capital for operations as payment terms on the sale of concentrate were revised. All of these advances are fully covered by concentrate receivables and were repaid in full in November from collection of the related receivables.

Imperial has $9.1 million of non project long term debt, inclusive of the face amount of the convertible debentures, which will be restructured under the Arrangement as described further in the notes to the financial statements included with this Information Circular.

All of Imperial's long term project debt is non-recourse to Imperial as it is secured only by the mining properties on which the funds were invested. Total long term debt was reduced by $6.1 million during the nine months ended September 30, 2001 compared to $4.1 million for the corresponding period in 2000.

Principal and interest payments during 2000 and 2001 on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. Payments of $0.4 million were made on a conditional sales agreement during the nine months ended September 30, 2001. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on January 1, 2002 and in December 2001 this date was extended to March 31, 2002. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley Mine are due in monthly instalments of $116,667 and limited to a maximum of ten payments per year. Payments are only due if the mine and mill are in operation during the month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. The suspension of operations at Mount Polley has deferred all payments due for the month of October 2001 and beyond until the mine is back in production.

In April 2001 Imperial issued 8% subordinated secured convertible debentures with a face value of $4.7 million from which the proceeds were used to repay short term debt incurred on the acquisition of the remaining interest in the Mount Polley Mine. These debentures are convertible into common shares at $0.25 per share and are repayable on January 31, 2006.

Continuing Operations

As discussed further in the notes to the financial statements included with this Information Circular, Imperial has voluntarily filed for protection by the Court to allow it to reorganize its business under the CCAA and BCCA. This filing suspends payments on debts outstanding at November 23, 2001 allowing Imperial to conserve cash until the Effective Date. It is anticipated that existing cash, and other non-cash resources that can readily be converted to cash, will be sufficient to meet the Company's post November 23, 2001 obligations. Longer term cash requirements will be dependent upon completion of subsequent debt or equity financings and the generation of income from existing assets.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

General

Imperial's interests in its producing mines changed as follows:

1. After acquiring the 47.5% of the Mount Polley Joint Venture owned by Sumitomo Corporation, effective December 31, 2000, Imperial owns 100% of the Mount Polley Mine.

2. On July 31, 1999 Imperial's ownership interest in the Mount Polley Joint Venture decreased from 55% to 52.5% as Imperial sold a 2.5% joint venture interest to allow Imperial to meet its loan payment obligations on the Mount Polley debt.

3. On June 30, 1999 Imperial's ownership interest in the Huckleberry mine decreased from 60% to 50% as part of a restructuring plan for Huckleberry Mines Ltd.

4. Since December 31, 1999 Imperial has owned indirectly, 100% of the Sterling Mine.

5. On March 31 and December 31, 1999, Imperial increased its indirect ownership in the Sterling Mine Joint Venture by 40% and 50% respectively as a result of the inability of its affiliate, Cathedral Gold Corporation, to meet its joint venture obligations.

Results of Operations

Financial Results

Operating revenues decreased to $94.4 million for the year ended December 31, 2000 from $98.1 million in the year ended December 31, 1999. Although metal prices were higher in 2000 than in 1999, price gains were more than offset by Imperial's lower average ownership interest in the two major operating mines and the reduced production and sale of metals resulting from the lower grade of ore mined in the current year.

Cash flow from operations before net change in non cash operating balances was significantly impacted by these factors, as it fell to $8.9 million from $18.0 million in the year ended December 31, 1999.

A $9.0 million gain on restructuring of interest in the Mount Polley Mine and long term debt contributed to reducing the loss in the year 2000. In the year ended December 31, 2000 Imperial recorded a net loss of $2.5 million ($0.03 per share) compared to net loss of $6.1 million ($0.08 per share) in the prior year.

Set forth below is the sensitivity of Imperial's 2001 operating income to the following price changes:

If the Gold price changes by US$10 per ounce	$1,090,000
If the Copper price changes by US$0.01 per pound	$935,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$654,000

Mineral Operations

Mineral revenues decreased to $91.8 million in 2000 from $95.9 million in the prior year. After deduction of mineral production, treatment and transportation costs and depletion and depreciation but before financing charges and writedowns, Imperial recorded an operating income of $2.2 million from its mining operations in 2000 compared to an operating income of $7.0 million in 1999.

Administration and Capital Taxes

Administration expenses declined slightly to $1.3 million from $1.4 million in 1999. Capital taxes decreased to $0.2 million in 2000 from $0.5 million in 1999 as a result of the lower capital base due to the reduction in the long term debt on the Mount Polley Mine.

Interest Expense

Interest expense on long term debt increased from $8.5 million in 1999 to $9.8 million due to higher interest rates in 2000 versus 1999 and interest o the deferred principal and interest owing by Huckleberry Mines Ltd. Interest expense on short term debt increased slightly as a result of higher average levels of short term debt.

Foreign Exchange Losses

To December 31, 2000 most of Imperial's long term debt was denominated in US Dollars. The increase in 2000 in the value of the US Dollar against the Canadian Dollar resulted in a larger foreign exchange loss on long term debt for 2000 totalling $1.4 million compared to $0.3 million in 1999. The exchange rate on the date of repayments will be used in calculating the ultimate foreign exchange gain or loss on the debt. The December 31, 2000 settlement and conversion of the debt owed to Sumitomo from a US$ denominated debt to a Cdn$ denominated debt on acquisition of Sumitomo's interest in the Mount Polley Mine has reduced Imperial's exposure to US$ denominated debt by about 50%.

Operations of Affiliates

During 2000, Cathedral Gold Corporation acquired Directional Plus Ltd. in a share exchange transaction and changed its name to Cathedral Energy Services Ltd. The transaction reduced the percentage of common shares held by Imperial in Cathedral to less than 2~%. Accordingly, Imperial ceased to equity account for this investment after the date of the transaction. The equity loss in affiliates totalled $0.4 million in 2000 compared to the $0.1 million recorded in 1999. Colony Pacific Explorations Ltd. ceased to be an affiliate early in 2001.

Loss on Sale of Interest in Joint Venture

During the year 1999, in order to continue to meet debt repayment obligations on its Mount Polley project, Imperial sold a 2.5% interest in the Mount Polley project to its joint venture partner for proceeds of $1.4 million recording a loss of $0.9 million on the transaction.

Writedown of Marketable Securities

The decline in equity markets for mining companies reduced the market value of Imperial's portfolio of marketable securities requiring a writedown of $1.5 million in 2000 versus $0.2 million in 1999.

Taxes

Effective January 1, 2000 Imperial retroactively adopted the new accounting recommendations for income taxes whereby Imperial accounts for income taxes using the future income tax method of accounting. A tax expense of $0.5 million was recorded in the year ended December 31, 2000 on a pretax loss of $2.0 million, compared to a tax expense of $0.6 million on pretax loss of 5.4 million in the prior year. In both years the effective tax recovery rates were significantly less than the expected 45.6% due to the non-recognition of operating loss carry forwards and mineral taxes. Due to the uncertainty surrounding the timing of realizing the benefit of the future income tax asset a valuation allowance has been provided at both December 31, 2000 and 1999.

Liquidity & Capital Resources

Cash Flow from Operations

As a result of lower operating margins cash flow from operations before net change in non cash operating balances fell to $8.9 million in 2000 from the $18.0 million in 1999.

Working Capital

Working capital, excluding current portion of long term debt of $5.8 million, amounted to $1.5 million at year end compared to $4.8 million at December 1999. The decrease in working capital is primarily the result of the accounts payables and accrued liabilities assumed on December 31, 2000 on acquisition of the Mount Polley Mine interests from Sumitomo Corporation.

Property Expenditures

Property acquisition and development expenditures totalled $13.1 million in 2000 versus $11.9 million in the year 1999. Expenditures on exploration properties totalled $0.6 million in 2000 compared to $0.9 million in 1999. The balance of expenditures in 2000 were for Mount Polley and Huckleberry mine ongoing capital projects, including tailings dam construction and the grinding improvement project at the Huckleberry mine.

Acquisitions

Effective December 31, 2000 Imperial acquired the balance of the Mount Polley Mine from Sumitomo by assuming certain Mount Polley Joint Venture assets and liabilities and negotiating reduced and rescheduled debt obligations. Refer to the notes to the financial statements included with this information circular for further details.

During 1999 Imperial made two acquisitions totalling $2.2 million, paid for by the issuance of 1.9 million common shares of Imperial at an ascribed value of $0.50 per share and for the settlement of amounts owed to Imperial.

Debt and Equity Financing

During the year ended December 31, 2000 Imperial had four short term credit facilities. A revolving $7.0 million concentrate advance facility for the Mount Polley Mine assists Imperial with financing its Mount Polley Mine working capital requirements. A balance of $0.4 million was outstanding at year end on this facility. Three revolving credit facilities totalling $4.7 million provided support for Imperial's day to day non-mine corporate operations. At December 31, 2000 a total of $4.7 million was drawn on these facilities and the maturity date was extended to January 1, 2002 and the balances reclassified to long term debt. At December 31, 1999 Huckleberry had a short term advance of $2.4 million against concentrate receivables that was repaid early in 2000 upon collection of accounts receivable.

All of Imperial's long term project debt is non-recourse to Imperial as it is secured by the mining properties on which the funds were invested. Long term debt additions totalled $1.0 million during the year ended December 31, 2000, compared to an increase of $4.6 million in 1999.

In 1998, declining metal prices reduced profitability and cash flow and in mid-1998 Imperial negotiated an economic plan for both the Mount Polley and Huckleberry mines sponsored by the Job Protection Commission of British Columbia. Among other provisions of the economic plans, repayment of the long term project debt was rescheduled to more closely match repayment obligations to cash flow from the mines. During 2000 Imperial repaid $4.2 million in long term project debt compared to $6.8 million in 1999.

Declines in metal prices toward the end of 1998 negatively impacted the ability of the Huckleberry mine to repay its long term project debt. In December 1998 Huckleberry could not meet all of its obligations for payment of interest on long term project debt and it became apparent that Huckleberry would be unable to fully satisfy its loan payments as then scheduled and would require additional funding. A financial restructuring package for Huckleberry was completed in June 1999 and this resulted in a deferral of all principal and interest payments during the period 1999 to 2001 on the majority of Huckleberry's debt. For the year 2001 payments of principal and interest on the Huckleberry debt are dependent on available cash. All lone term project debt and related accrued interest deferred pursuant to the financial restructuring package is due on January 1, 2002. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders ma~ choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

On June 30, 1999 Imperial sold a 10% ownership interest in Huckleberry to the lenders for nominal value to hold 50% of Huckleberry after that date. As part of the arrangement to restructure Huckleberry, Imperial also loaned Huckleberry $2.5 million at that time.

Concurrent with the acquisition of the Mount Polley Mine effective December 31, 2000, Imperial issued $4.7 million of 8% subordinated secured convertible debentures. These funds were received in April 2001 and used to repay short term bridge financing loans on the acquisition of the Mount Polley Mine.

Restructuring of the project debt owing to Sumitomo on the Mount Polley Mine has reduced the Mount Polley project debt from US$33.2 million to Cdn$ 10.1 million. Payments of $4.5 million were made on this debt in early 2001 with the remaining amounts repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the mine continuing to operate.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

General

During the year ended December 31, 1999 Imperial's interests in its producing mines changed as follows:

1. On June 30, 1999 Imperial's ownership interest in the Huckleberry mine decreased from 60% to 50% as part of a restructuring plan for Huckleberry Mines Ltd.

2. On July 31, 1999 Imperial's ownership interest in the Mount Polley Joint Venture decreased from 55% to 52.5% as Imperial sold a 2.5% joint venture interest to allow Imperial to meet its loan payment obligations on the Mount Polley debt.

3. On March 31 and December 31, 1999, Imperial increased its ownership in the Sterling Mine Joint Venture by 40% and 50% respectively as a result of the inability of its affiliate, Cathedral Gold Corporation, to meet its joint venture obligations. At December 31, 1999 Imperial owns 100% of the Sterling Mine.

Results of Operations

Financial Results

Operating revenues increased to $98.1 million in the year ended December 31, 1999 from $94.7 million in the year ended December 31, 1998 as a result of higher throughput at the mines, improved metal prices, inclusion of a full year for Huckleberry compared to ten months in the year ended December 31, 1998, all offset by lower ownership interest for part of the year 1999. Cash flow from operations before net change in non cash balances improved in 1999 to $18.0 million compared to $8.3 million in the year ended December 31, 1998.

Non-cash writedowns of mineral properties were $1.8 million in 1999 compared to $30.6 million in 1998 when significant writedowns were taken on the Mount Polley and Huckleberry Mines. In the year ended December 31, 1999 Imperial recorded a net loss of $6.1 million ($0.08 per share) compared to net loss of $41.5 million ($0.56 per share) in the prior year.

Set forth below is the sensitivity of Imperial's 2000 operating income to the following price changes:

If the Gold price changes by US$10 per ounce	$781,000
If the Copper price changes by US$0.01 per pound	$680,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$540,000

Mineral Operations

Mineral revenues increased to $95.9 million in 1999 from $93.6 million in the prior year. After deduction of mineral production, treatment and transportation costs and depletion and depreciation but before financing charges and writedowns, Imperial recorded an operating income of $7.0 million from its mining operations in 1999 compared to an operating income of $7.5 million in 1998.

Administration and Capital Taxes

Administration expenses remained at $1.4 million, virtually unchanged from 1998. Capital taxes increased to $0.5 million in 1999 from nil in 1998 as the capital tax benefits of the mine construction period expired.

Interest Expense

Interest expense on long term debt decreased from $8.9 million in 1998 to $8.5 million in 1999. The decrease is due to lower interest rates in 1999 versus 1998, lower principal balance on the Mount Polley debt and the reduced ownership interest in Huckleberry. Interest expense on short term debt increased as a result of higher levels of usage of short term credit facilities available to Imperial.

Foreign Exchange Losses

Most of Imperial's long term debt, including the majority of the debt assumed on the acquisition of the Huckleberry mine, is denominated in US Dollars. The decrease in 1999 in the value of the US Dollar against the Canadian Dollar resulted in a reduced foreign exchange loss on long term debt for 1999 of $0.3 million compared to $2.2 million in 1998. The exchange rate on the date of repayments will be used in calculating the ultimate foreign exchange gain or loss on the debt. Imperial also realized foreign exchange losses, primarily from the forward sale of US Dollars related to securing mineral revenues, totalling $0.2 million in 1999 compared to $2.7 million in 1998.

Operations of Affiliates

Imperial holds equity interests in two publicly listed affiliated companies, Cathedral Gold Corporation and Colony Pacific Explorations Ltd. The equity loss in affiliates totalled $0.1 million in 1999 down sharply from the $3.6 million recorded in 1998. The large 1998 loss was principally due to writedowns on mineral exploration properties.

Writedown of Mineral Properties and Loss on Sale of Interest in Joint Venture

Mineral exploration property writedowns, reflecting current mineral exploration conditions, totalled $1.8 million in 1999 versus $0.4 million in 1998.

In response to declines in metal prices in 1998 and Imperial's expectations as to the timing of increase in metal prices in the future Imperial recorded a writedown of the Mount Polley and Huckleberry mine producing mining property, plant and equipment totalling $30.2 million. As a result of these writedowns, Imperial reduced its net equity investment in the Mount Polley and Huckleberry mines to $nil at December 31, 1998.

In order to continue to meet debt repayment obligations on its Mount Polley project Imperial sold a 2.5% interest in the Mount Polley project to its joint venture partner for proceeds of $1.4 million recording a loss of $0.9 million on the transaction.

Taxes

A tax expense of $0.6 million was recorded in the year ended December 31, 1999 on a pretax loss of $5.4 million compared to a tax expense of $0.5 million on pretax loss of $41.0 million in the prior year. In both years the effective tax recovery rates were significantly less than the expected 45.6% due to the non-recognition of operating loss carry forwards and mineral taxes.

Liquidity & Capital Resources

Cash Flow From Operations

Cash flow from operations before net change in non cash operating balances totalled $18.0 million in the year ended December 31, 1999 compared to $8.3 million in 1998. The increase is due to improved operations at both mines.

Declining metal prices, offset in part by the increase in the Cdn/US Dollar exchange rate, mitigated the increase in cash flows in 1998.

Working Capital

Working capital, excluding current portion of long term debt of $9.8 million, increased to $4.8 million at December 31, 1999 from $0.5 million at December 31, 1998. At December 31, 1999 current assets were the same as at December 31, 1998 while short term debt and accounts payable and accruals fell.

Property Expenditures

Property acquisition and development expenditures totalled $11.9 million in 1999 versus $9.8 million in the year ended December 31, 1998. Expenditures on exploration properties totalled $0.9 million in 1999 compared to $1.2 million in 1998.

The balance of expenditures in 1999 were for Mount Polley and Huckleberry mine ongoing capital projects, including tailings dam construction, and the acquisition of a 40% interest in the Sterling Mine Joint Venture.

Acquisitions

There were two acquisitions in 1999 totalling $2.2 million paid for by the issuance of 1.9 million common shares of Imperial at an ascribed value of $0.50 per share and for the settlement of amounts owed to Imperial.

In 1998, Imperial, through a wholly owned subsidiary, acquired the mining operations of Princeton Mining Corporation, consisting mainly of 60% of the shares of Huckleberry Mines Ltd. ("Huckleberry"), by issuing 12.5 million common shares of Imperial at an ascribed value of $1.00 per share, paying $0.3 million in transaction costs, and assuming $71.5 million in short and long term debt. Concurrent with the acquisition, Imperial completed a private placement to raise $5.0 million to repay the short term debt assumed on the acquisition.

Debt and Equity Financing

During the year ended December 31, 1999, Imperial had four short term credit facilities. A revolving $7.0 million concentrate advance facility for the Mount Polley Mine assists Imperial with financing its Mount Polley Mine working capital requirements. There was no balance outstanding at December 31, 1999 on the concentrate advance facility. Three revolving credit facilities totalling $4.3 million provided support for Imperial's day to day non-mine corporate operations. At December 31, 1999 a total of $4.3 million was drawn on these facilities and at December 31, 1999 the maturity date on these facilities was extended to January 1, 2001 and the balances reclassified to long term debt.

Additionally, at December 31, 1999, Huckleberry had a short term advance of $2.6 million against concentrate receivables that was repaid early in the new year upon collection of accounts receivable.

All of Imperial's long term project debt is non-recourse to Imperial as it is secured by the mining properties on which the funds were invested. Long term debt additions totalled $4.6 million during the year ended December 31, 1999, compared to an increase of $68.8 million related to existing debt on the Huckleberry mine assumed on acquisition of the mining operations of Princeton Mining Corporation in 1998. In 1998, declining metal prices reduced profitability and cash flow and in mid-1998 Imperial negotiated an economic plan for both the Mount Polley and Huckleberry mines sponsored by the Job Protection Commission of British Columbia. Among other provisions of the economic plans, repayment of the long term project debt was rescheduled to more closely match repayment obligations to cash flow from the mines. During 1999 Imperial repaid $6.8 million in long term project debt and in 1998 Imperial repaid $6.6 million in long term project debt.

Further declines in metal prices toward the end of 1998 negatively impacted the ability of the Huckleberry mine to repay its long term project debt. In December 1998 Huckleberry could not meet all of its obligations for payment of interest on long term project debt and it became apparent that Huckleberry would be unable to fully satisfy its loan payments as then scheduled and would require additional funding. A financial restructuring package for Huckleberry was completed in June 1999 and this financial restructuring package resulted in a deferral of all principal and interest payments during 1999 on the majority of Huckleberry's debt. For years 2000 and 2001, payments of principal and interest on the Huckleberry debt are dependent on available cash.

Imperial sold a 10% ownership interest in Huckleberry to the Lenders for nominal value to hold 50% of Huckleberry after June 30, 1999. As part of the arrangement to restructure Huckleberry, Imperial also loaned Huckleberry $2.5 million.

DIVIDEND POLICY

Imperial has not, since the date of its incorporation, declared or paid any dividends on the Imperial Shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

PRIOR SALES

During the previous 12 months, Imperial issued a total of 257,224 Imperial Shares for aggregate proceeds of $44,342 pursuant to Imperial's Employee Share Purchase Plan, of which 40,381 Imperial Shares were issued to insiders of Imperial for aggregate proceeds of $9,775. The proceeds from these issues were added to cash reserves and are available for Imperial's general corporate purposes. Imperial has not issued securities for non-cash consideration during the previous 12 months.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and senior officers of Imperial, the positions held by them with Imperial, their principal occupations for the past five years and the number of Imperial Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as of January 18, 2002, as are follows:

Name, Municipality of Residence	Position Held	Principal Occupation During the Past Five Years	Number of Imperial Shares Beneficially Owned
N. Murray Edwards(1)(2)(3)(4) Calgary, AB	Director and Chairman	President of Edco Financial Holdings Ltd., a private investment company	21,847,869
Pierre B. Lebel(2)(4) North Vancouver, B.C.	Director and President Nominee	President of Imperial	158,705
J. Brian Kynoch(4) Vancouver, B.C.	Director, Chief Operating Officer and Senior Vice President	Senior Vice President and Chief Operating Officer of Imperial	194,606
John A. Brussa(1) Calgary, AB	Director Nominee	Partner, Burnet, Duckworth & Palmer LLP, Barristers & Solicitors	10,000
Michael A. Carten Calgary, AB	Director	President and Chief Executive Officer of Sustainable Energy Technologies, a technology holding company	500,000
Dr. K. Peter Geib(2) Frankfurt, Germany	Director	Chairman, Novis Investitions GmbH, a natural resource and real estate holding company of Frankfurt, Germany	3,239,000
Larry G.J. Moeller(1)(4) Calgary, AB	Director Nominee	Vice President, Finance of Edco Financial Holdings Ltd., a private investment company	1,130,000
W. Brett Wilson (4) Calgary, AB	Director	Managing Director and Chairman, FirstEnergy Capital Corp., an investment dealer	1,055,500
André H. Deepwell Burnaby, B.C.	Chief Financial Officer, Vice President, Finance, and Corporate Secretary	Chief Financial Officer, Vice President, Finance and Corporate Secretary of Imperial	101,319
Patrick M. McAndless Richmond, B.C.	Vice President, Exploration	Vice President, Exploration of Imperial	131,097
Jack H.L. Miller North Vancouver, B.C.	Vice President, Operations	Vice President, Operations of Imperial since April 1998. Prior thereto Vice President, Operations of Princeton Mining Corporation from March 1997 to April 1998; Vice President Project, Westmin Resources Limited, November 1996.	59,051
Kelly Findlay North Vancouver, B.C.	Treasurer	Treasurer of Imperial since February 2001. Prior thereto Accountant with Burridge & Associates; Chartered Accountants from March 1998 to November 2000; prior thereto Controller of Novatec Consultants Inc.	Nil

Notes:

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Mr. Edwards or his associates or affiliates also hold Convertible Notes and the Secured Notes. See "Part I — The Arrangement — Details of the Plan of Arrangement" and "Part I — The Arrangement — Interests of Insiders in the Arrangement and Intentions of Such Insiders".
(4) Messrs. Edwards, Lebel, Kynoch, Moeller and Wilson, or their associates or affiliates, also hold Convertible Notes. See "Part I — The Arrangement — Details of the Plan of Arrangement" and "Part I — The Arrangement — Interests of Insiders in the Arrangement and Intentions of such Insiders".

As of the date hereof, the directors and officers of Imperial, as a group, beneficially own, directly or indirectly, 28,427,145 Imperial Shares or approximately 35.2% of the issued and outstanding Imperial Shares.

No company, while any of the above-noted individuals was a director, officer or promoter thereof, has been struck off the register of companies by the Registrar or other similar authority.

No director, officer, promoter or other member of management of Imperial is, or within the five years prior to the date of this Information Circular has been a director, officer or promoter of any other issuer that, while that person was acting in that capacity, was

a. the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or

b. declared bankrupt or made a voluntary assignment in bankruptcy.

No director, officer, promoter or other member of management of Imperial has, within the five years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Within the past 10 years, none of the directors, officers or promoters of Imperial has been the subject of any penalties or sanctions by a court or a securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

All of the directors and officers named above were in office on November 23, 2001 when Imperial voluntarily filed for and was granted protection by the Court to allow it to reorganize its business through the Arrangement. See "Part I — The Arrangement — The Arrangement — Court Orders".

At the Shareholders Meeting, as part of the annual business, Imperial Shareholders will also be asked to elect Pierre B. Lebel, John A. Brussa and Larry G.J. Moeller as directors of Imperial to hold office until the next annual meeting or until his successor is elected or appointed. Messrs. N. Murray Edwards, J. Brian Kynoch, Dr. K. Peter Geib and W. Brett Wilson will not be seeking a further appointment. Management of Imperial intends to vote the accompanying applicable form of proxy in favour of the election.

INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Since the commencement of Imperial's last completed financial year no insider of Imperial, or any associate or affiliate of such insider has been materially interested in any transaction of Imperial, nor is any such person interested in any proposed transaction which has materially affected or would materially affect Imperial (or any of its subsidiaries), other than as discussed elsewhere in this Information Circular. See "Part I — The Arrangement — Details of the Plan of Arrangement — Creditors' Arrangement" and the financial statements of Imperial included as Appendix "E" to this Information Circular.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and officers of Imperial, no person owns, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding Imperial Shares as of the date hereof other than N. Murray Edwards who owns, directly or indirectly, or exercises control or direction over 21,847,869 Imperial Shares being approximately 27% of the issued and outstanding Imperial Shares. After giving effect to the Arrangement, Mr. Edwards will own, directly or indirectly, or exercise control or direction over approximately 5,835,000 Imperial Energy Common Shares and 5,835,000 New Imperial Shares, being approximately 36.6% of the then outstanding Imperial Shares and 36.6% of the then outstanding New Imperial Shares. See also "Part I — The Arrangement — Interests of Insiders in the Arrangement and Intentions of Such Insiders".

EXECUTIVE COMPENSATION

For the purposes of this statement "executive officer" of Imperial means the Chairman and any Vice-Chairman of the board of directors, where that person performs the functions of such officer on a full time basis, the President, and any Vice President in charge of a principal business unit such as sales, finance or production, and any officer of Imperial or of a subsidiary who performs a policy making function in respect of Imperial whether or not such officer is also a director of Imperial or its subsidiaries. "Named Executive Officer" means the chief executive officer of Imperial and each executive officer who earned over $100,000 in total salary and bonus during the most recently completed financial year for services rendered to Imperial or a subsidiary of Imperial.

Compensation of Named Executive Officers

The following table sets forth compensation information for the year ended December 31, 2000 for the Named Executive Officers of Imperial for the last three fiscal years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Position of Principal	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/ SARs Granted (#)	Restricted Shares/Units Awarded (#)	LTIP [1] Payouts ($)	All Other Compen-sation ($)[2]
N. Murray Edwards Chairman	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Pierre B. Lebel [3] President	2000 1999 1998	$113,250 $107,959 $115,050	$15,000 $15,000 $15,000	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $3,990
Jack H.L. Miller Vice President, Operations	2000 1999 1998	$120,000 $120,000 $86,250	Nil Nil Nil	Nil Nil $50,000	300,000 Nil 300,000	Nil Nil Nil	Nil Nil Nil	$4,200 Nil $2,100
J. Brian Kynoch Senior Vice President and Chief Operating Officer	2000 1999 1998	$110,780 $105,560 $111,214	$52,500 $52,500 $52,500	Nil Nil Nil	700,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil $2,030
Andre H. Deepwell [4] Chief Financial Officer, Vice President, Finance and Corporate Secretary	2000 1999 1998	$96,938 n/a n/a	$3,750 n/a n/a	Nil n/a n/a	100,000 n/a n/a	Nil n/a n/a	Nil n/a n/a	$3,281 n/a n/a

Notes:
(1) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.
(2) Contributions by Imperial to its Employee Share Purchase Plan. See "Share Purchase Plan" below.
(3) The salary amount includes $14,576 paid in 2000, $13,559 paid in 1999 and $13,526 paid in 1998 pursuant to an individual pension plan.
(4) Mr. Deepwell did not earn over $100,000 prior to 2000.

Stock Options

The following table sets forth individual grants of stock option during the financial year ended December 31, 2000 to the Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
N. Murray Edwards	100,000	3%	$0.35	$0.305	April 17, 2005
Pierre B. Lebel	200,000	6%	$0.35	$0.305	April 17, 2005
Jack H.L. Miller	300,000	9%	$0.35	$0.305	April 17, 2005
J. Brian Kynoch	700,000	22%	$0.35	$0.305	April 17, 2005
Andre H. Deepwell	100,000	3%	$0.35	$0.305	April 17, 2005

Note:
(1) Options vest over a five year period with one-fifth vesting each year commencing July 1, 2000.

The following table sets forth information regarding exercised share options and outstanding share options to the Named Executive Officers during the year ended December 31, 2000.

Aggregate Option Exercises in the Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value [1] Realized ($)	Unexercised Options/SARs at December 31, 2000 (#) Exercisable / Unexercisable	Value of Unexercised in-the-money Options/SARs [1] ($) Exercisable/Unexercisable
N. Murray Edwards	Nil	Nil	520,000 / 80,000	Nil / Nil
Pierre B. Lebel	Nil	Nil	1,080,000 / 170,000	Nil / Nil
Jack H.L. Miller	Nil	Nil	260,000 / 340,000	Nil / Nil
J. Brian Kynoch	Nil	Nil	382,000 / 638,000	Nil / Nil
Andre H. Deepwell	Nil	Nil	414,000 / 96,000	Nil / Nil

Note:
(1) Based on the difference between the option exercise price and the closing market price of the Imperial Shares as at December 31, 2000 being $0.24 per share.

Compensation of Directors

Imperial has not paid any fees to its directors in the last completed financial year. In addition, Imperial had no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors, consultants, experts, or for committee participation or special assignment by Imperial or its subsidiaries during the most recently completed financial year. Directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as directors. Directors also participate in Imperial's stock option plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Since January 1, 2001, no director, executive officer or senior officer of Imperial has been indebted to Imperial or any of its subsidiaries, nor has any officer or director of Imperial been indebted to another entity which indebtedness is the subject of a guarantee, supporting agreement, letter of credit or other similar arrangement or understanding provided by Imperial or any of its subsidiaries.

STOCK OPTION PLAN

The shareholders of Imperial approved an Amended and Restated Share Option Plan (2000) at its last general meeting (the "Share Option Plan") providing for the granting of stock options to officers, directors and employees of Imperial and its affiliates. The purpose of the Share Option Plan is to develop the interest of officers, directors and employees of Imperial and its affiliates in the growth and development of Imperial and its affiliates by providing them with the opportunity through share options to acquire an increased proprietary interest in Imperial.

The Share Option Plan authorizes the Board of Directors of Imperial, or a committee thereof, at its discretion from time to time to grant options to employees, directors and officers of Imperial and its affiliates to purchase Imperial Shares provided that the maximum number of Imperial Shares reserved for issuance under the Share Option Plan, including options currently outstanding, shall not exceed 9,500,000 and further provided that the aggregate number of shares issuable on the exercise of option shares optioned to any one optionee shall not exceed 5% of the issued and outstanding Imperial Shares. Options granted under the Share Option Plan will have an exercise price not less than the closing price of the Imperial Shares on the stock exchange on which such shares are traded on the last trading day immediately prior to the date of grant for a term presently restricted to a maximum of ten years. The Board of Directors of Imperial, or a committee thereof, at its sole discretion, may determine the method of vesting, if any, of share options granted under the Share Option Plan. All options are subject to the applicable rules and regulations of all regulatory authorities and stock exchanges to which Imperial is subject. Options granted under the Share Option Plan are non-assignable, non-transferrable and are subject to early termination in the event of the death of the optionee or the optionee ceasing to be a director, officer or employee of Imperial or its affiliates.

There are currently 6,516,352 options to acquire Imperial Shares issued and outstanding at exercise prices ranging from $0.30 to $5.34. All of the holders of options to acquire Imperial Shares have agreed to terminate their options as of the Effective Date.

In addition, at the Shareholders Meeting, Imperial Shareholders will be asked to approve a new stock option plan for each of Imperial and New Imperial. See "Part IV — Other Business — New Stock Option Plans".

SHARE PURCHASE PLAN

In April 1997, the Imperial Shareholders approved an Amended and Restated Share Purchase Plan (the "Purchase Plan"). The purpose of the Purchase Plan is to advance the interests of Imperial by encouraging certain employees of Imperial and its subsidiaries to purchase Imperial Shares.

The Purchase Plan allows full-time employees of Imperial and its subsidiaries who have been employed by Imperial or any of its subsidiaries for at least six consecutive months to purchase Imperial Shares and receive from Imperial an equal number of Imperial Shares ("Imperial's Contribution") over and above the shares purchased. Imperial 's contribution cannot exceed 300,000 Imperial Shares in any calendar year and cannot not exceed 1,500,000 Imperial Shares in the aggregate. The Purchase Plan is designed to allow participation by Imperial's employees in the future growth of Imperial. Employees must subscribe no later than December 1st of every year to commence contributions for the following calendar year. Employees have the opportunity to contribute up to a maximum of 5% of their gross annual salaries (the "Employee's Contribution") excluding any overtime pay, bonuses or allowances of any kind. At the end of each calendar quarter, Imperial issues fully paid Imperial Shares in the employee's name to be held in trust by the Corporate Secretary. The number of Imperial Shares received by the employee is to be equal to the amount of the Employee's Contribution and Imperial's Contribution divided by the greater of (a) of the closing price of the Imperial Shares on the TSE at the end of each pay period for that quarter and (b) the weighted average trading price five days prior to the end of each pay period. Imperial may issue Imperial Shares from its treasury or purchase shares in the market for delivery under the Purchase Plan. The Imperial Shares are held for a period of six months by the Corporate Secretary and upon the expiry of the hold period, the shares are released to the employee. If the employee retires or becomes disabled, the Imperial Shares are to be distributed to the employee at the date of commencement of retirement or disability. In the event of death, the Imperial Shares are to be distributed immediately to the employee's estate. However, if an employee ceases to be an employee of Imperial during the 12 month period, any monies contributed in the current quarter will be returned to the employee and previously issued Imperial Shares being held by the Corporate Secretary are to be released to the employee upon the expiry of the six month hold period.

The Purchase Plan is administered by the Board of Directors. The Board of Directors reserves the right to amend, modify or terminate the Purchase Plan at any time if and when it is advisable in the absolute discretion of the Board. Any material amendment to any provision of the Purchase Plan shall be effective only upon approval of the Imperial Shareholders and approved by any stock exchange or regulatory body having jurisdiction over the securities of Imperial.

The Purchase Plan was not renewed by the Board of Directors on December 31, 2001 and is no longer effective.

PRICE RANGE AND TRADING VOLUME OF IMPERIAL SHARES

The Imperial Shares are listed and posted for trading on the TSE under the symbol "IPM". The following table sets forth the high and low closing trading prices and trading volume of the Imperial Shares for the periods indicated:

	High	Low	Volume
1999			
First Quarter	0.48	0.32	1,638,400
Second Quarter	0.77	0.34	1,925,700
Third Quarter	0.60	0.42	4,762,900
Fourth Quarter	0.50	0.31	4,028,200
2000			
First Quarter	0.43	0.32	2,870,300
Second Quarter	0.36	0.30	2,369,800
Third Quarter	0.39	0.27	3,088,500
Fourth Quarter	0.38	0.20	2,716,100

	High	Low	Volume
2001			
January	0.27	0.20	23,200
February	0.25	0.22	857,000
March	0.29	0.22	3,028,600
April	0.27	0.23	587,700
May	0.35	0.23	1,453,700
June	0.36	0.31	1,595,500
July	0.25	0.18	1,054,700
August	0.18	0.11	2,159,100
September	0.16	0.10	666,000
October	0.13	0.10	683,600
November	0.14	0.06	2,456,100
December	0.20	0.10	1,958,300
2002			
January (to January 18)	0.18	0.32	2,234,400

On November 22, 2001, the last trading day prior to the date of the announcement of the Arrangement, the closing price of the Imperial Shares on the TSE was $0.11 per share.

MATERIAL CONTRACTS

The only material contracts entered into by Imperial, including those through its wholly-owned subsidiaries, within the two years prior to the date hereof not entered into in the ordinary course of business, are as follows:

1. Purchase and Sale Agreement dated January 23,2001 between Imperial and four of its wholly-owned subsidiaries, SC Minerals Canada Limited and Sumitomo Corporation for the purchase of the remaining 47.5% interest in the Mount Polley Mine, a restructuring of the long term debt owed to Sumitomo Corporation, an increase in the loan facility from Sumitomo Canada Limited and other related matters; and

2. Note Indenture between Imperial and Montreal Trust Company of Canada dated March 30,2001 in respect of the Convertible Notes.

Copies of these agreements will be available for inspection at the registered office of Imperial at Suite 420, 355 Burrard Street, Vancouver, British Columbia, during regular business hours until the Meetings.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Imperial to which Imperial or any of its subsidiaries is a party or any of their properties are subject, nor are there any such proceedings known to be contemplated except as described under "Part I — The Arrangement — The Arrangement — Court Orders".

LEGAL MATTERS

Certain legal matters relating to the Arrangement have been or will be passed upon by Burnet, Duckworth & Palmer LLP. Furthermore, the opinions contained under "Part I — The Arrangement — Certain Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP. As at January 18, 2002, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Imperial Shares. John A. Brussa, a director of Imperial, is a partner of Burnet, Duckworth & Palmer LLP.

AUDITORS

Deloitte & Touche LLP, Chartered Accountants, of Suite 2100, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, British Columbia are the current auditors of Imperial. At the Shareholders Meeting, Imperial Shareholders will also be asked to re-appoint Deloitte & Touche LLP as Imperial's auditors and to authorize the Board to fix their remuneration as such. Management intends to vote the applicable proxy in favour of this re-appointment.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Imperial Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

RISK FACTORS

Change of Business

The business of Imperial following the Arrangement should be considered speculative due to its present stage of development in the oil and natural gas business. Imperial will not be sufficiently diversified such that it can mitigate the risks associated with its planned activities. Imperial will have limited cash and other assets.

Industry Risks

There are many risks inherent in the oil and gas industry which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Imperial's operations will be subject to the risks normally incidental to oil and gas operations, including equipment, technical risks and operational upsets. In accordance with customary industry practice, Imperial will not be fully insured against all of these risks, nor are all such risks insurable.

Regulation of Industry

Oil and natural gas exploration and production activities are subject to complex and stringent energy, environmental and other governmental laws and regulations. Existing laws and regulations may be revised or new laws and regulations may become applicable to Imperial that may have a negative effect on its business and results of operations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Imperial expects it will be able to fully comply with all regulatory requirements in this regard.

Need for Future Financings

Additional financing for new development and operations may not be available on acceptable terms in the future. Where additional financing is raised by the issuance of Imperial Energy Common Shares or securities convertible into Imperial Energy Common Shares from treasury, Imperial Shareholders may suffer further dilution to their investment. The issuance of debt may result, among other things, in the encumbrance of certain of Imperial's assets, impede Imperial's ability to obtain additional bank financing, decrease Imperial's liquidity and adversely affect Imperial's ability to declare and pay dividends to the Imperial Shareholders.

Competition

Competition could adversely affect Imperial's performance. The oil and gas industry is characterized by intense competition and Imperial will be competing directly with other companies that have greater resources.

Conflicts of Interest

The directors of Imperial are engaged and will continue to be engaged in certain business interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with Imperial. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with Imperial to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Dividends

Imperial does not anticipate paying any dividends on the Imperial Energy Common Shares in the foreseeable future.

Reliance on Management

Holders of securities of Imperial must rely upon the experience and expertise of the directors and management of Imperial. Imperial's future success is dependent upon its ability to attract and retain experienced management. Imperial does not have in place key man insurance on its management.

PART III — INFORMATION CONCERNING NEW IMPERIAL

General

New Imperial was incorporated on December 6, 2001 pursuant to the BCCA. Since its incorporation, New Imperial has not carried on any business. Following the Arrangement, the mining personnel of Imperial will be transferred to New Imperial and New Imperial will own the Mining Assets and will assume the obligations of Imperial with respect to the Assumed Secured Creditor Claims, the Statutory Lien Creditor Claims and the Sumitomo Debt. See "Part I — The Arrangement — Details of the Plan of Arrangement", "Part I — The Arrangement — Effect of the Arrangement Upon Affected Creditors" and the financial statements in respect of Imperial's mining business and of New Imperial contained in Appendices "F", "G" and "I" to this Information Circular.

The registered office, head office and principal place of business of New Imperial is located at Suite 420, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.

Corporate Strategy

New Imperial will be a mining company with experienced mining personnel. It will own the Mining Assets and will be recognized as an established mine developer and operator. New Imperial will pursue opportunities in the mining business where it can achieve maximum leverage of these core strengths.

New Imperial will also seek to add value through exploration. It will engage in further exploration of the recent 144 Zone discovery at Imperial's Sterling gold property in Nevada. It will carry out further exploration in the vicinity of the Huckleberry, Mount Polley and Goldstream mines where existing infrastructure could improve the economics of mineral resources that might be discovered.

BUSINESS AND PROPERTIES

New Imperial has not carried on any business since its incorporation. Pursuant to the Arrangement, New Imperial will acquire the Mining Assets and upon completion of the Arrangement, New Imperial will be principally engaged in exploring, developing, mining, processing and marketing base and precious metals in North America. Initially, New Imperial will own Imperial's mining and processing facilities in British Columbia and Nevada.

Principal Properties

The following is a description of the principal properties of Imperial to be acquired by New Imperial pursuant to the Arrangement.


Watson Lake
Silvertip
N
British
Columbia
Smithers
Huckleberry
Mt Polley
Williams Lake
Goldstream
Spire
Similco
Vancouver
Nevada
USA
Sterling
Las Vegas
LEGEND
Operating Mine
Mine (on care and maintenance status)
Exploration property
0 150 300 km

Mount Polley Mine

Introduction

The 100% owned Mount Polley open pit copper-gold mine is one of Imperial's principal mineral operations. It is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 20 mineral claims and one fractional claim comprising a total of 315 units encompassing approximately 8,358 hectares.

History

Although copper showings on Mount Polley were known for many years in this historic placer gold mining area, the first recorded exploration was in 1964. In 1982, E & B Explorations Inc. acquired a 100% interest in the property on its own behalf and that of Imperial and the Geomex Partnerships. A comprehensive feasibility study based on a 5 million tonne per year plant was completed in 1990 by Wright Engineers Ltd. (the "Wright Feasibility Study"). By 1994 Imperial had increased its interest in Mount Polley to 100%. After updating the Wright Feasibility Study, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site in May, 1996.

Geology

Mount Polley is a porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately five kilometres long that occurs between Bootjack and Polley lakes, near Likely B.C. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite. The orebody consists of intrusion and hydrothermal breccias related to monzonitic intrusions along the north-northwest striking Polley Fault. The principal copper bearing mineral is chalcopyrite but numerous other copper minerals are present, especially in the oxidized zones. The other minerals include bornite, malachite and azurite. Gold is present principally as inclusions in copper sulphides and as free liberated grains.

Project Financing

A wholly owned subsidiary of Sumitomo Corporation ("Sumitomo") acquired a 45% interest in the Mount Polley Mine in April 1996 by agreeing to loan $54 million to Imperial to fund Imperial's share of the costs of constructing and equipping the Mount Polley Mine. This loan bore interest at the six month LIBOR rate plus 1.5%, and was secured by all of Imperial's assets until completion of construction and converted to a non-recourse loan after completion was reached (the "Sumitomo Loan Agreement").

Construction of the Mount Polley mine was completed in June 1997. The estimated cost and construction time was $123.5 million and 17 months. The project was completed under budget and ahead of schedule costing $115 million and taking 12 months to complete. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

In July 1998, Sumitomo agreed to amend the repayment schedule under the Sumitomo Loan Agreement as contemplated in the British Columbia Job Protection Commission's Economic Plan for the Mount Polley Mine (the "Mount Polley Economic Plan"). In March 1999, as further consideration for the rescheduling and extending the repayment terms of the Sumitomo Loan Agreement, Imperial granted to Sumitomo 2,000,000 share purchase warrants exercisable at any time up to December 31, 2002 at a price of $1.00 per share if exercised on or before December 31, 2001 and at a price of $1.25 if exercised after December 31, 2001 and before December 31, 2002 (the "Sumitomo Share Purchase Warrants"). The Sumitomo Share Purchase Warrants unaffected by the Arrangement except that, in accordance with their terms, every ten Sumitomo Share Purchase Warrants will entitle the holder to acquire one Imperial Energy Common Share and one New Imperial Share for an aggregate exercise price of $12.50 in lieu of the one Imperial Share for an exercise price of $1.25 after December 31, 2001.

To meet ongoing financial challenges resulting from low metal prices, Imperial sold a 2.5% interest in Mount Polley to Sumitomo, for US$875,000 in July 1999. Loan principal repayments were made in accordance with the amended schedule under the Mount Polley Economic Plan until February 2000. Cash flow was not sufficient to make the payment due in August 2000.

Effective December 2000, Imperial acquired Sumitomo's 47.5% interest in the Mount Polley Mine for $4.5 million cash, increasing Imperial's holding to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley Mine continuing to operate. Following the acquisition of Sumitomo's interest in the Mount Polley Mine, six conditional payments of $116,667 were made. The present balance owing on the $7 million non-recourse and non-interest bearing loan (the "Sumitomo Debt") is $6.3 million. Pursuant to the Arrangement, the Sumitomo Debt will be assumed by New Imperial.

Project Status

Mining

The mining design for the Mount Polley Mine included the use of a base fleet of mining equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997. All mining operations subsequent to this date were carried out by the mine's employees.

Mining operations were suspended in September 2001. Prior to the suspension 55.0 million tonnes of material were mined from the Cariboo and Bell Pits, yielding 27.7 million tonnes of ore grading 0.563 g/t gold and 0.332% copper. The mine continued to segregate low-grade material in response to low metal prices. This material is defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility Study metal prices. At the time of suspension of operations, 2.7 million tonnes of low-grade material grading 0.22% copper and 0.31 g/t gold, and 0.2 million tonnes of higher-grade material grading 0.29% copper and 0.42g/t gold, had been stockpiled for future processing.

The remaining probable ore reserves for the Mount Polley Mine are as follows:

Probable Reserves (as of September 30, 2001)					
	Tonnes	Copper (% Cu)	Oxide Ratio (%)	Gold (g/t)	Strip Ratio
Cariboo Pit	52,672	0.298	10.2	0.505	0.34
Bell Pit	5,515,730	0.311	2.9	0.338	2.49
Springer Pit	26,341,050	0.366	20.6	0.336	2.10
Total	31,909,452	0.356	17.5	0.337	2.17

These reserves were calculated by Greg Gillstrom, P. Eng., Chief Geologist, of Mount Polley Mining, who was designated as its Qualified Person for this purpose. The reserves are calculated at metal prices of US$1.00 per pound of copper and US$380 troy ounce of gold, along with the anticipated costs and recoveries of metals based on the operating history at Mount Polley Mine.

Milling Statistics

The production statistics for the Mount Polley concentrator over the last three years are shown on the following table.

	Nine Months Ended Sept 30, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Ore milled (tonnes)	5,149,703	6,949,600	7,090,465
Ore milled per calendar day (tonnes)	18,863	18,988	19,426
Ore milled per operating day (tonnes)	19,826	20,683	21,299
Grade (%) – Copper	0.329	0.317	0.343
Grade (g/t) – Gold	0.524	0.493	0.566
Recovery (%) – Copper	76.178	70.39	69.35
Recovery (%) – Gold	74.065	75.46	77.40
Copper produced (lbs)	28,484,075	34,180,843	37,100,904
Gold produced (ounces)	64,258	83,194	99,585

Environmental

Reclamation research initiated in 1998 at the Mount Polley Mine continued during 2001. Construction of wrap around sections for the Rock Disposal Sites ("RDS") began in 2000 and continued in 2001. By utilizing this type of construction technique, reclamation costs for re-sloping of the RDS will be significantly reduced.

Permits were obtained for the construction of two additional RDS' on the west side of the proposed Springer Pit. These newly permitted areas will decrease the cost of developing the Springer Pit, as rock haulage distances will be reduced.

Exploration

The 2001 exploration program at Mount Polley included percussion and core drilling and focused on the Springer Pit area. A total of 170 percussion holes for 9,421 metres and 41 core holes for 6,696 metres were completed. This drilling was successful in discovering and defining new high-grade copper/gold mineralization in the North Springer Zone. The 2001 drilling also helped infill the gaps in the central and south Springer pit area. A majority of the Springer drill cuttings from these zones were saved and are being used for ongoing metallurgical test work.

Mount Polley Economic Plan

The Mount Polley Mine operated under the Mount Polley Economic Plan sponsored by the Job Protection Commission of British Columbia from July 1998 through June 30, 2000. Significant cost reductions were achieved under the plan, which could not be extended beyond June 30, 2000 on terms satisfactory to all parties.

Some of the cost reductions realized under the Mount Polley Economic Plan such as property tax deferrals are repayable after June 30, 2000 while power cost reductions are tied to a formula that increases power costs in the event that commodity prices and exchange rates exceed specified levels for a period of up to three years after June 30, 2000. As part of the Mount Polley Economic Plan, employees deferred 10% of their wages during the two-year period. Half of this deferral was repaid in April 2001. The other half will be repayable by New Imperial in April 2002 if the mine is in production at that time.

Suspension

Mining and milling operations at the Mount Polley Mine were suspended in September 2001 because of continuing low metal prices. The plant is being maintained on standby pending an improvement in metal prices. The Springer Pit will be the major source of mill feed for the restart of operations, and this pit area has been logged and access roads constructed.

Huckleberry Mine

Introduction

The Huckleberry Mine was acquired by Imperial in April 1998 as a result of a plan of arrangement with Princeton Mining Corporation. See "Part II — Information Concerning Imperial — Recent Developments". The mine is owned by Huckleberry Mines Ltd., a 50% owned subsidiary of Imperial. The Huckleberry Mine is located approximately 86 kilometres in a direct line or 123 kilometres (by road) southwest of Houston in west-central British Columbia.

Mining is done with standard open-pit truck and shovel equipment. The ore is processed through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The copper concentrate is trucked to Stewart for shipment to Japan, while the molybdenum concentrate is trucked to and sold in Vancouver.

The Huckleberry Mine property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares.

Exploration History

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited ("Kennco") in 1962 in the course of investigating the source of anomalous stream sediment samples. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry Mine property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes. The property was optioned in 1972 to Granby Mining Company Ltd. ("Granby"), which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main Zone deposit. Granby did not exercise its option and the property was returned to Kennco.

Kennco's successor, Kennecott Canada Inc. ("Kennecott"), optioned the Huckleberry property to New Canamin Resources Ltd. ("New Canamin") in 1992. New Canamin initially concentrated work on definition drilling within the Main Zone deposit in 1992 and 1993. During this program, a 41 metre deep hole was drilled 1,200 metres east of the Main Zone deposit as part of a tailings site investigation and intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole, thereby discovering the East Zone deposit.

The Huckleberry Property was purchased from Kennecott in March 1994 by New Canamin. Princeton Mining Corporation ("Princeton") acquired New Canamin by way of a plan of arrangement in July 1995. Application for a Mine Development Certificate under the MDAA (B.C.) was filed in May 1995. The Project Approval Certificate was received on December 22, 1995.

Geology

The Huckleberry Property deposits occur within the Intermontane Tectonic Belt near its western contact with the coast crystalline belt, in an area underlain by early to middle Jurassic volcanic and sedimentary rocks of the Hazelton Group. Mineralization occurs predominantly in the volcanic rocks, but also occurs in, and is genetically related to Cretaceous intrusions. Numerous other porphyry copper and molybdenum deposits and prospects occur in the district.

The Main Zone and East Zone deposits are centrally located within a 5 kilometre long and 2 kilometre wide, east-west trending, elliptical shaped area of propylitic alteration. Mineralization, which is the product of a high-sulphur hydrothermal system, consists of abundant sulphide vein and fracture fillings with lesser disseminated sulphides in vein selvages and envelopes within hornfelsed and locally albitically altered volcanic rocks. Disseminated mineralization is more prevalent within the intrusive rocks. Total sulphide content averages approximately 3 to 5 percent, with a pyrite shell that extends beyond the boundaries of economic mineralization. Almost all of the copper occurs as chalcopyrite with only rare occurrences of bornite. The Main Zone deposit is kidney shaped in plan with a length of 500 metres and a width of 150 metres and is partly open to expansion on its northern margin. The East Zone deposit is an elongate, easterly trending zone, approximately 200 to 300 metres wide, 900 metres long and at least 300 metres deep. This deposit is truncated on two sides by post-mineral faults but remains open at depth. Fractures and veinlets carrying sulphides vary from 0.5 millimetres to greater than 1 centimetre and generally form a strong stockwork zone. Veins display a wide variety of orientations but typically are steeply dipping. Within the defined deposit areas mineralization grades display a high degree of continuity. Gangue fillings within the veins are, in order of abundance, gypsum, quartz, biotite, albite, magnetite and orthoclase.

Project Financing

A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995 (the "Huckleberry Feasibility Study"). In June, 1996 Mitsubishi Materials Corporation, Dowa Mining Co., Ltd., Furukawa Co., Ltd and Marubeni Corporation (the "Japan Group") purchased a 40% equity position in Huckleberry Mines Ltd. and entered into an agreement to provide project loan financing in the amount of US$60 million based on the positive Huckleberry Feasibility Study. Mitsubishi Materials Corporation, Dowa Mining Co., Ltd. and Furukawa Co., Ltd. also entered into a long-term contract for the purchase of all copper concentrates from the Huckleberry Mine. In addition, the British Columbia government provided financial assistance in the form of a loan to Huckleberry Mines Ltd. of $15 million for infrastructure including roads, power lines and port facilities.

The initial financing arrangements can be summarized as follows:

	Millions
Equity (US$30 million converted @ $0.72)	$41.7
Japan Group loan (US$60 million converted @ $0.72)	$83.3
B.C. Government infrastructure loan	$15.0
	$140.0

In November 1997, Princeton and the Japan Group injected an additional $4.5 million of equity into the project. On November 17, 1997, Marubeni Corporation, one of the members of the Japan Group, provided an additional US$10 million loan to Huckleberry Mines Ltd. for working capital purposes.

With financing in place, construction commenced in June 1996 and was completed in September 1997. The total cost to construct, install and commission the facilities was approximately $142 million. This includes direct field costs of executing the Huckleberry Project, plus the indirect costs associated with design, construction and commissioning.

The Huckleberry Mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In July 1998, the major stakeholders of the Huckleberry Mine entered into an Economic Plan sponsored by the British Columbia Job Protection Commission (the "Huckleberry Mine Economic Plan"). The term of this agreement was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the Huckleberry Economic Plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges are scheduled for repayment no later than January 1, 2002. This payment date has now been rescheduled to March 31, 2002 to allow the parties to conclude a third loan restructuring agreement. There can be no assurance that Huckleberry Mines Ltd. will be successful in rescheduling this debt payment, and in the event it is unsuccessful, New Imperial's interest in the Huckleberry Mine could be foreclosed or otherwise negatively affected.

As part of the second loan restructuring agreement, Imperial provided a $2.5 million loan facility, ranking ahead of all other loans in respect of the Huckleberry Mine except for the Marubeni working capital loan. Imperial also sold a 10% interest in the Huckleberry Mine to the Japan Group effective June 30, 1999 resulting in Imperial owing 50%.

The working capital loan of US$10 million from Marubeni Corporation was repaid in 2000. Reference should be made to the consolidated financial statements of New Imperial contained in Appendices "G" and "I", for a summary of the status of the remaining loans, which pursuant to the Arrangement, will become obligations of New Imperial. See also "Risk Factors" below.

Project Status

<u>Mining</u>

Mining of the East Zone starter pit was completed in November 1999. Pre-stripping of the Main Zone was done throughout 1999 in preparation for full-scale mining of ore and waste from this pit, beginning in November, 1999.

All mill feed during 2000 came from the Main Zone pit. The Main Zone pit is scheduled to be completed during the first quarter of 2002. Advanced stripping the East Zone pit – Stage 2 began at the end of 2001 to ensure a continuous ore supply to the mill during 2002.

A decision was made late in 2000 to replace the Cat 777 fleet (85 tonne) with larger Cat 785 trucks (142 tonne) to lower mining costs in the coming years when extensive stripping of the East Zone will be required. Changeover of the fleet began in the fall of 2000.

During 2000, an additional 1,556,000 tonnes of ore was identified in the Main Zone. This tonnage has been included in the probable ore reserves. Copper prices of US $0.70 per pound for the Main Zone and US $1.00 per pound for the East Zone were used for the pit optimization process. The probable reserves, as of December 31, 2000, are as follows:

Probable Reserves (as at December 31, 2000)							
	Cut Off (% Cu)	Ore (tonnes)	Copper (% Cu)	Moly (% Mo)	Gold (g/t)	Silver (g/t)	Strip Ratio
East Zone	0.26	46,169,000	0.488	0.014	0.056	2.925	0.73
Main Zone	0.35	10,329,000	0.521	0.014	0.071	2.269	0.34
Total		56,498,000	0.494	0.014	0.059	2.805	0.66

Notes:

(1) Copper prices of US$0.70 per pound for the Main Zone and US$1.00 per pound for the East Zone were used for the pit optimization process.

(2) Development of these reserve estimates was done at the minesite under the supervision of Huckleberry's Mine Superintendent, Bill Dodds, P. Eng. (Qualified Person).

Based on the revised reserve estimations and predicted mill throughputs as discussed below, the life of the Huckleberry Mine is expected to extend through to 2008.

Milling

Mill throughput averaged 20,388 tonnes per day to the end of September 2001, 24% over the design capacity of 16,500 tonnes per day. The molybdenum circuit performance has continued to improve, since its commissioning in March 1998, with molybdenum recoveries increasing from 45.5% in December 1998 to averaging 73.9% for the first nine months of 2001.

A $3.4 million Grinding Improvement Project (SAG pebble circuit) was completed by mid-2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are further broken and then returned to the SAG mill.

Production Statistics

The following is a summary of the production statistics for the Huckleberry Mine for the periods indicated:

	Nine Months ended September 30, 2001	Year ended December 31, 2000	Year ended December 31, 1999
Ore milled (tonnes)	5,565,897	7,145,600	6,958,700
Ore milled per calendar day (tonnes)	20,388	19,523	19,050
Ore milled per operating day (tonnes)	21,687	21,337	20,440
Grade (%) – Copper	0.514	0.502	0.586
Grade (%) – Molybdenum	0.016	0.013	0.017
Recovery (%) – Copper	94.0	93.3	90.9
Recovery (%) – Molybdenum	73.9	63.7	38.0
Copper produced (lbs.)	59,248,257	73,831,000	81,657,000
Molybdenum produced (lbs)	1,482,255	1,314,662	976,700

Exploration

Exploration activities in 2001 concentrated on following up targets identified in 2000. No significant additional reserves have so far been identified but results are sufficiently encouraging to continue exploration activities.

Sterling Mine

Introduction

The Sterling Mine operated as a heap leach gold mine from 1980 to 1997. It is 100% owned by Sterling Gold Mining Corporation ("SGMC"), a wholly owned subsidiary of Imperial. Net smelter royalties of 2.25% are payable on production from the Sterling Mine. Mining operations are currently suspended.

Location and Description

The Sterling Mine is located in southern Nye County, Nevada, about 115 miles (185 kilometres) northwest of Las Vegas. It lies on the east side of Bare Mountain (summit 6,317 feet), a small mountain range at the southern end of Pahute Mesa in the Great Basin. The mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south. A well-maintained, 8-mile long gravel road connects the mine to U.S. Highway 95, 15 miles southeast of the small town of Beatty.

The mine elevation is between 3,800 and 4,400 feet, on the lower slopes of Bare Mountain. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat. The climate is arid, with typical desert vegetation. Summer temperatures can reach 110° Fahrenheit. Winters are mild.

The Sterling Mine property consists of 149 lode mining claims plus 1 mill site occupied by the water well, located in Crater Flat. The claims and mill site cover approximately 3,099 acres and are located on land administered by the U.S. Bureau of Land Management.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine or Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture ("SMJV") in 1980, comprising Saga Exploration Company ("Saga"), E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980, with Saga as the operator. Between 1987 and 1995, Cathedral Gold U.S. Corporation ("Cathedral") accumulated a 90% interest in the property and took over the operation of the SMJV. Imperial acquired a 10% interest in 1992.

Placer Dome (U.S.) ("Placer") conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposits outside the reserve blocks on the mine property, which could meet its discovery objectives. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill (core) holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Imperial increased its ownership of Sterling to 100% on December 31, 1999 by exercising an option from Cathedral granted pursuant to a debt settlement arrangement.

Open pit mining of the Sterling deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until 1997 when market conditions impacted profitability. Average production grades were maintained at 0.25 opt gold, which kept the underground mining cutoff grade at 0.1 opt. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place.

Although mining was suspended in 1997, the leach pad continued to be rinsed, producing minor amounts of gold. Material from a low grade stockpile was added in early 2001. Total gold production (1980 through 2000) is 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 opt. Recoveries have averaged 88%, without milling.

Geology

In the now mined-out Sterling deposit, gold mineralization occurs mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal "pipes" along the thrust, following the intersections between minor NNE-trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the 'cap' to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro zone and the Crash zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The new, "144 Zone" is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 750 feet (230 metres) below the surface. Past exploration was rarely carried out to this depth. The 144 Zone is centred on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation.

Drilling in this area has resulted in some very significant gold intercepts, as illustrated in the following table:

	Hole	Gold Grade	
		grams/tonne	ounces/st
01-7A	(-66°/281°)		
	685-795 feet (110 feet)	5.28	0.15
	Including 20 feet	10.83	0.32
	Including 10 feet	14.25	0.42
01-9	(-90°)		
	730-775 feet (45 feet)	19.56	0.57
	Including 20 feet	35.41	1.03
	Including 10 feet	58.62	1.71

Subsequent drilling was aimed at expanding and infilling the zone. Of the completed holes, all but one intersected alteration and strongly anomalous gold at the target depth. Typically, gold grade averaged over 0.05 opt (nearly 2 grams per tonne) over 40 feet in these holes, with a few sample intervals exceeding 0.1 opt. The proximity of high grade (>0.35 opt gold) mineralization to these lower grade drill intercepts shows that the gold distribution is irregular and more data is required to better understand the controls on mineralization.

In plan, the dimensions of the alteration zone now stand at approximately 500 feet north-south and 200 feet east-west, centred on the Reudy fault, and it has not been conclusively closed off in any direction. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit probably exist in this direction. Also, mineralization is expected to continue to depth along the Reudy fault zone because this is the principal feeder.

The zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling Mine, provides an exciting exploration target.

Silvertip Property

Introduction, Property Location and Description

The Silvertip Property is 100% owned by Silvertip Mining Corporation, a wholly owned subsidiary of Imperial. The property consists of 63 claims and 26 fractional claims covering an area of 21,575 hectares and is located in northern British Columbia adjacent to the Yukon border about 85 kilometres southwest of Watson Lake, Yukon. There is a 5% net profit royalty on eight of the mineral claims but none of the known mineral resources are on the claims on which the royalty applies. The property contains the Silver Creek and the Discovery zinc-silver-lead massive sulphide deposits and some barite deposits about 11 kilometres to the northeast. The delineated mineralized zones (Silver Creek and Discovery) are centred at UTM coordinates 6,643,900 N and 425,200 E (NAD 27). About 2,200 metres of underground workings are developed in and near the zones. At the portal, infrastructure includes a 25 metre long shop, generator shack, electrical shop, dry, core shack, lined fuel farm, 10,000 tonne high grade stock pile, lime mixing shed and three settling ponds. A 40 man Atco trailer camp is located approximately 2 kilometres north of the portal.

The main access road to the property extends 25 kilometres south from the Alaska Highway. Watson Lake, the main supply centre for operations on the property, is a two-hour drive by pickup. The nearest commercial airport is in Whitehorse, a 4.5-hour drive to the northwest, with daily flights to Vancouver.

The Silvertip Property is a limestone hosted, silver, zinc, lead massive sulfide deposit with high metal grades. Exploration has identified an indicated and inferred resource containing 2.57 million tonnes grading 325 grams per tonne silver, 8.8% zinc, 6.4% lead and 0.63 grams per tonne gold. These reserves were calculated in 1998 by M. Belanger, B.Sc. The interpolation grades used to generate the resource estimate use a detailed geological model and was generated followed guidelines established by the Canadian Institute of Mining and Metallurgy.

Massive sulfide bodies occur in both limestone and in the overlying shales, although the shale hosted syngenetic deposits are not being considered for exploration or development at this time. The limestone-hosted zones are blind and were discovered fortuitously in 1981 by drilling the unrelated surface (shale hosted) showings, which produced geochemical anomalies and originally drew explorationists to the area.

Permitting

In 1998 the Silvertip project completed stage 1 of the British Columbia Environmental Review Process. It is expected that an additional expenditure of approximately $2 million will be necessary in order to complete a project report that would allow for approval and Project Certification. No further work is planned for the Environmental Review at this time.

History

The Silvertip Property has been intermittently explored since 1955 when high grade silver and lead values were returned from Silvertip Hill. Exploration on the property from 1956 to 1968 consisted of mapping, soil sampling, line cutting, drilling, geophysical surveys, and underground development. The property lay dormant until 1981 when Regional Resources Limited ("Regional") restaked the area. Throughout most of the 1980's, Regional explored the mineralization from both surface and underground.

In 1996, Imperial acquired the Silvertip property through the purchase of 100% of the shares of Regional, which was subsequently renamed Silvertip Mining Corporation ("SMC"). In 1997, SMC carried out a $2.2 million program on the property that included 8,594 metres of diamond drilling, seismic, and various other supportive studies. In addition, SMC carried out extensive metallurgical test work to design a process flowsheet.

At the end of the 1997 program, SMC updated its in-house resource calculation completed by M. Belanger (January 1998), based on the mineral resource classification guidelines published by the Canadian Institute of Mining and Metallurgy. The results of this update are as follows:

Classification	Tonnes Millions	Silver g/t	Lead %	Zinc %	Gold g/t
Indicated Resource	1.12	378	7.7	9.5	0.85
Inferred Resource	1.45	284	5.4	8.3	0.46
Total Resource	2.57	325	6.4	8.8	0.63

Work in 1998 focused on the completion of Stage 1 of the British Columbia Environmental Assessment Review. Studies completed included engineering, meteorology, hydrology, water quality, stream sediment and benthic invertebrate, fisheries and wildlife components. A reconnaissance CSAMT geophysical survey was also completed on the exploration front.

In 1999, Peruvian Gold Limited ("Peruvian") entered into an option agreement with Imperial regarding the Silvertip Property, allowing Peruvian to acquire a 60% interest for property expenditures of $5 million over three years. Peruvian funded exploration in 1999 and 2000 spending approximately $2 million on Silvertip prior to relinquishing the option in November 2000, as part of a plan to pursue non mining initiatives. Peruvian retains no interest in the project.

The 1999 summer exploration program involved a geophysical survey (CSAMT) and deep diamond drilling (three holes) to test the anomalies generated. The second hole of the program (99-65) returned 31.4 metres of rich sulfide mineralization, approximately 50% thicker than the best previous intercept on the property (19.5 metres grading 445 g/t silver, 10.8% lead, 12.6% zinc and 1.05 g/t gold). That drill intercept became the focus of the next phase of work.

Underground drilling in January and February of 2000 totalled 3,210 metres in 22 holes, in the Silver Creek South area. The main objective was to trace the extent of thick, feeder-style mineralization found in hole SSD-99-65. Most of the drilling (19 holes) was done from four locations and was oriented west-southwest. Significant, complex and heterogeneous mineralization was intersected in the two middle fans, concentrated in a 5 to 20-metre thick band about 25 metres below the unconformity. The thickness and textures of the sulphides strongly suggest a manto-shaped feeder in this location, but probably not a chimney, as had been speculated. This zone, known as the "65 Zone", is open to the east and notably to the west toward the Camp Creek fault, which could conceivably host the "root" of the feeder system.

Exploration and Development Strategy

The viability of Silvertip as a mine will be dependant in large part on the delineation of high grade/high tonnage chimney and feeder style mineralization. Based on the 1999 and 2000 exploration results, the focus of future exploration will be on the discovery of chimneys and feeders.

Metallurgy

Metallurgical testwork indicated that conventional milling through crushing, grinding and flotation will produce good quality silver/lead and zinc concentrates. Testwork has also demonstrated the effectiveness of dense media separation in rejecting up to 40% unwanted waste in the mill feed with minimal loss of contained metals. The resulting flotation concentrates contained no significant deleterious elements. The lead concentrate is estimated to grade 60% lead (80% recovery) with approximately 2,200 grams of silver per tonne. The zinc concentrate is estimated to grade 60% zinc (82% recovery) with 200 grams of silver per tonne.

Goldstream Mine/Goldstream Joint Venture/Spire Property

The Goldstream Mine is owned by Bethlehem Resources (1996) Corporation ("Bethlehem"), a wholly owned subsidiary of Imperial. It is located approximately 80 kilometres north of Revelstoke, British Columbia.

The Goldstream Mine was an underground copper/zinc mine which produced copper and zinc concentrates for sale to custom smelters. The mine was initially developed and operated for one year by Noranda Inc. in the early 1980's. Production was restarted by Bethlehem Resources Corporation in June 1991 and was closed in January 1996 due to the depletion of economic reserves and the deterioration of ground conditions in the lower levels. Total production included the processing of 1.8 million tonnes of ore averaging 3.89% copper. During this period, the Goldstream Mine produced, 144.5 million pounds of copper and 13 million pounds of zinc in concentrates.

The Goldstream concentrator, which can treat up to 1,500 tonnes of feed per day, is being held on care and maintenance pending the outcome of exploration projects in the vicinity of this facility.

The Goldstream Joint Venture property is comprised of claims located near the Goldstream Mine owned by Bethlehem and by Orphan Boy Resources Inc. ("Orphan Boy"). Pursuant to the terms of the joint venture, Orphan Boy has the right to earn a 50% interest in all of the claims by spending $1.0 million at which point each party will hold a 50% interest.

The Spire Property is comprised of the Spire 1 – 11 claims, which were staked in 2000 and are contiguous and adjacent to the Goldstream Joint Venture Property. They are 100% owned by Bethlehem. There are no royalties or other underlying interests related to these claims.

The Spire Property is a strongly metamorphosed sulphide rich horizon discovered in the fall of 2000 on a newly constructed logging road cut. Imperial was working on the property at the time of discovery, to follow-up on the theoretical projection of the Goldstream orebody into the area. The new discovery is heavily mineralized with sulphides, dominantly pyrrhotite with lesser sphalerite and chalcopyrite. Massive and disseminated sulphides exposed in three of six trenches completed in 2001 on the Spire Property assayed as follows:

True Thickness (Metres)	Trench Number	Cu (%)	Zn (%)	Pb (%)	Ag (g/t)
6.7	01 – A	0.88	1.79	0.34	14.01
including					
0.3	01 – A	0.07	8.13	3.60	37.60
And					
0.9	01 – A	3.44	2.91	0.09	40.80
2.5	01 – B	0.31	0.28	0.12	3.28
including					
1.7	01 – B	0.41	0.41	0.18	4.60
1.0	01 – C	0.70	2.33	0.29	8.90

Exploration success on either the Goldstream Joint Venture claims or on the Spire claims could lead to startup of the Goldstream mill.

Other Properties

Imperial has interests in a broad range of exploration and early stage development properties located principally in Canada and United States. These will be conveyed to New Imperial as part of the Arrangement and are briefly described in the following table:

NAME	COMMODITY	PROV/STATE	OPERATOR	INTEREST
Addington Mine	Gold	Ontario	Imperial	100%
Au	Gold	British Columbia	Zimtu Technologies	Optioned to Zimtu Technologies
Blue Moon	Base metals	California	Boliden	10% NPI capped at 2 million
Bronson	Gold	British Columbia	Imperial	40%
Cariboo	Gold	British Columbia	Imperial	100%
Cedar Creek	Gold	British Columbia	Wildrose Resources	Earning 50% pursuant to an option
Close Lake	Uranium	Saskatchewan	Cogema Resources	2% NPI
Cunningham Creek	Gold	British Columbia	Golden Cariboo Resources	Optioned to Golden Cariboo Resources
Edwards (North)	Base metals	Ontario	Anvil Resources	25%
Estella	Zinc, lead, copper	British Columbia	Imperial	100%
Hoodoo Canyon	Gold	Nevada	Gooding Corporation	4% NSR
Indata	Copper, gold	British Columbia	Wildrose Resources	15.20%
Invermay	Copper, gold, silver	British Columbia	Imperial	100%
Mattawa	Garnet	Ontario	Imperial	100%
Merritt Coal	Natural gas, coal	British Columbia	Forum Development Corp.	1% to 3.5% GOR
Porcher Island	Gold	British Columbia	Imperial	100%
Rain	Copper, lead, zinc	British Columbia	Imperial	50%
Rio Lluta	Copper	Chile	Minera la Mancha	0.50% NSR
Sherlynn	Copper, zinc	Manitoba	Aur Resources	2.5% NPI
Similco Mine	Copper, gold, silver	British Columbia	Similco Mines	100%.
Spanish Mountain	Gold	British Columbia	Imperial	Earning 75% pursuant to an option
Takla Rainbow	Gold	British Columbia	Imperial	100%
Tenabo	Gold	Nevada	Placer Dome	3% NSR capped at $1.25 million

DESCRIPTION OF SHARE CAPITAL

New Imperial is authorized to issue 100,000,000 New Imperial Shares without par value, 50,000,000 first preferred shares (the "IMI First Preferred Shares") without par value, issuable in series, and 50,000,000 second preferred shares (the "IMI Second Preferred Shares") without par value, issuable in series. As of the date hereof only one New Imperial Share is issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the New Imperial Shares, IMI First Preferred Shares and IMI Second Preferred Shares.

New Imperial Shares

All New Imperial Shares rank equally as to dividends, voting rights and participation in the assets of New Imperial upon liquidation. No New Imperial Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase fund. Provisions as to the modification amendment or variation of such rights are contained in the BCCA.

IMI First Preferred Shares

The IMI First Preferred Shares are not, except as required by the BCCA or as provided in the series share provisions, entitled to receive notice of, attend or vote at any general meeting of shareholders of New Imperial. The IMI First Preferred Shares may be issued by the Board of Directors of New Imperial (the "New Imperial Board") from time to time, in one or more series, each series to consist of such number of shares as determined by the New Imperial Board. The IMI First Preferred Shares of each series may have attached preferences, privileges, rights, restriction, conditions or limitations, including with respect to payment of dividends, redemption, sinking or other funds, subdivision, consolidation or reclassification, borrowing, the creation of additional series of IMI First Preferred Shares, and the exchange of IMI First Preferred Shares into other shares of New Imperial. Holders of IMI First Preferred Shares will be entitled to preference with respect to payment of dividends over New Imperial Shares and in the event of the liquidation, dissolution or winding up of New Imperial, preference with respect to distribution of assets over the New Imperial Shares with respect to the repayment of capital paid up, and the payment of unpaid dividends accrued, on the IMI First Preferred Shares. Holders of IMI First Preferred Shares will rank equally to holders of IMI Second Preferred Shares with respect to payment of dividends in the event of the liquidation, dissolution or winding up of New Imperial, and will also rank equally to holders of IMI Second Preferred Shares with respect to distribution of assets and the repayment of capital paid up, and the payment of unpaid dividends accrued, on the IMI First Preferred Shares and the IMI Second Preferred Shares.

IMI Second Preferred Shares

The IMI Second Preferred Shares are not, except as required by the BCCA or as provided in the series share provisions, entitled to receive notice of, attend or vote at any general meeting of shareholders of New Imperial. The IMI Second Preferred Shares may be issued by the New Imperial Board from time to time, in one or more series, each series to consist of such number of shares as determined by the New Imperial Board. The IMI Second Preferred Shares of each series may have attached preferences, privileges, rights, restriction, conditions or limitations, including with respect to payment of dividends, redemption, sinking or other funds, subdivision, consolidation or reclassification, borrowing, the creation of additional series of IMI Second Preferred Shares, and the exchange of IMI Second Preferred Shares into other shares of New Imperial. Holders of IMI Second Preferred Shares will be entitled to preference with respect to payment of dividends over New Imperial Shares and in the event of the liquidation, dissolution or winding up of New Imperial, preference with respect to distribution of assets over the New Imperial Shares with respect to the repayment of capital paid up, and the payment of unpaid dividends accrued, on the IMI Second Preferred Shares.

CAPITALIZATION

The following table sets forth the capitalization of New Imperial as at September 30, 2001, before and after giving effect to the completion of the Arrangement. See also the pro forma financial statements contained in Appendix "I".

	As at September 30, 2001 Before Giving Effect to the Arrangement	As at September 30, 2001 After Giving Effect to the Arrangement
Sumitomo Debt	$ –	$ 6,300,000
Statutory Lien Creditors Claims	$ –	$ 1,150,032
New Imperial Shares [(1)]	$ 1 (1 share)	$ 10,272,000 (15,772,176 shares)
IMI First Preferred Shares	$ –	$ –
IMI Second Preferred Shares	$ –	$ –

Note:

(1) Share capital amount is as per the pro forma financial statements attached as Appendix "I".

DIVIDEND POLICY

The New Imperial Shares will be entitled to dividends as and when declared by the New Imperial Board. It is not contemplated that any dividends with respect to the New Imperial Shares will be paid in the immediate or foreseeable future.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the current directors and officers of New Imperial, the positions held by them with New Imperial, their principal occupations for the past five years and their holdings of New Imperial Shares after giving effect to the Arrangement are set forth below:

Name, Municipality of Residence	Position with New Imperial	Principal Occupation During the Past Five Years	Number of New Imperial Shares which will be held directly or indirectly over which control or direction will be exercised after giving effect to the Arrangement
Pierre B. Lebel Vancouver, British Columbia	President and Director	President of Imperial	135,871[(1)]
Andre H. Deepwell Burnaby, British Columbia	Vice President, Finance, Corporate Secretary and Director	Chief Financial Officer, Vice President, Finance and Corporate Secretary of Imperial	10,132

Notes:

(1) Includes 120,000 New Imperial Shares issued in exchange for Convertible Notes. See "Part I — The Arrangement — The Creditors' Arrangement".

(2) Following the Arrangement, New Imperial will have an Audit Committee, a Compensation Committee and such other committees as determined by the New Imperial Board from time to time.

(3) New Imperial will not have an Executive Committee.

Prior to or concurrently with the completion of the Arrangement, Mr. Deepwell will resign as a director of New Imperial and Mr. J. Brian Kynoch, Dr. K. Peter Gieb and Larry G.J. Moeller will be appointed as directors of New Imperial. See "Part II — Information Concerning Imperial — Directors and Officers" for information in respect of the proposed new directors.

Remuneration of Executive Officers and Directors

The compensation of directors and senior officers of New Imperial will be determined by the New Imperial Board or a committee thereof and will be competitive with the compensation offered to directors and officers of comparable companies performing comparable duties. Compensation for directors and senior officers will likely include the grant of stock options under the option plan of New Imperial to be approved by the Imperial Shareholders at the Shareholders Meeting. See "Part IV — Other Business — New Stock Option Plans".

Corporate Governance of New Imperial

The New Imperial Board and management recognize the inherent value of having appropriate structures and procedures in place to ensure that the New Imperial Board can function independently of management. Accordingly, the New Imperial Board intends to adopt policies which are aimed at ensuring the effectiveness of its corporate governance practices.

PRINCIPAL HOLDERS OF NEW IMPERIAL SHARES

New Imperial does not anticipate that any person will own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding New Imperial Shares after the Effective Date other than N. Murray Edwards who will own, directly or indirectly, or exercise control or direction over approximately 5,835,000 New Imperial Shares being approximately 36% of the issued and outstanding New Imperial Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of New Imperial following the Arrangement will be Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar of the New Imperial Shares will be Computershare Trust Company of Canada with offices in Vancouver and Toronto.

RISK FACTORS

Exploration and Development Risks

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The long term profitability of New Imperial's operations will be in part directly related to the cost of its exploration programs, which may be affected by a number of factors.

Substantial expenditures and time are required to establish ore reserves through drilling, to evaluate metallurgical processes to extract the metal from the ore and, in the case of new properties, to obtain the necessary approvals and to develop the mining and processing facilities. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations.

Development of mineral deposits is subject to an array of complex economic factors and accordingly, there is no assurance the projected results contained in any feasibility study will be attained. In addition, ability to achieve timing, production and cost targets cannot be assured. Technical considerations, delays in obtaining necessary approvals, delays or inability to raise financing could cause delays in developing properties. These impacts could materially adversely affect the financial performance of New Imperial.

Except for the Mount Polley Mine and Huckleberry Mine, no minable ore bodies have yet been defined on the other properties of Imperial to be acquired by New Imperial pursuant to the Arrangement. Furthermore, even if minable ore bodies are found on other properties, financial resources are currently not available to bring the properties into production.

Huckleberry Mine

Because of continuing low copper prices, there is substantial uncertainty whether the Huckleberry Mine can generate sufficient cash flow to meet its scheduled liabilities and therefore continue operations. Huckleberry Mines Ltd. may not be in a position to make $65 million in debt payments scheduled for March 31, 2002. There can be no assurance that Huckleberry Mines Ltd. will be successful in rescheduling this debt payment, and in the event it is unsuccessful, New Imperial's interest in the Huckleberry Mine could be foreclosed or otherwise negatively affected.

Operating Risks

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, toxic substances and other hazards. These risks may cause delays in production, increased costs and increased liabilities. New Imperial will have insurance in amounts that it considers to be adequate to protect itself against certain business and mining risks. However, New Imperial may become subject to liability which it cannot insure against or which it may elect not to insure against due to premium costs or other reasons. In particular, New Imperial will not be specifically insured for environmental liability.

Prior Interests

Due to the large number and diverse legal nature of New Imperial's mineral interests, full investigation or surveys of each such interest has not been carried out and the interests may be subject to prior unregistered agreements or transfers, or native land claims, and title may be affected by undetected defects. Imperial has not conducted full searches of title that would reveal the existence of any claims adverse in interest to New Imperial's title to the properties. New Imperial has constructive notice and is therefore subject to any such claims that may be registered. New Imperial has not received actual notice of any claims except as are disclosed herein. If prior claims and interests exist then all affected properties are at risk.

Royalties

The government of the United States may impose royalties on gross proceeds from mining operations or restrictions on ownership by foreign companies or both which may negatively affect New Imperial's United States based mining operations. The government of the United States has proposed a net smelter returns royalty of 4-8% for mines on federal land. If this legislation is passed it will negatively affect the potential profitability of the Sterling Mine.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks, and in particular unexpected or unusual geological operating conditions including rockbursts, cave-ins, fires and flooding, may occur. New Imperial may also incur liability as a result of pollution and other casualties. It is not always possible to fully insure against such risks and New Imperial has decided not to take out insurance against such risks at the present time due to high premiums. Paying compensation for obligations resulting from such liability may significantly impact New Imperial.

Influence of Metal Prices and Currency Exchange Rates

New Imperial's revenues, if any, are expected to be in large part derived from the mining and sale of copper and gold. The prices of copper and gold have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond New Imperial's control, including international economic and political trends, currency exchange fluctuations (specifically the U.S. dollar relative to other currencies), interest rates, global or regional consumptive patterns, speculative activities and increasing production due to new mine developments and improved mining and production methods. Additionally, gold prices are also influenced by the expectation of inflation and gold coin programs that affect consumption patterns. The effect of these factors on the price of copper and gold cannot be accurately predicted.

Currency fluctuations may affect revenues and costs. Copper and gold are sold based on a U.S. dollar price, while costs are based on the currency of the properties host country. Fluctuations in exchange rates can significantly impact New Imperial's financial position.

Metal prices will fluctuate and may drop to the point where continued operations must be suspended until better prices are re-established, as is presently the case for the Mount Polley Mine.

Reserves

The reserve figures presented in this Information Circular are estimates, and no assurance can be given that the indicated level or recovery of metal will be realized. The ore reserve figures have been determined based upon assumed metal prices and operating costs. Market price fluctuations of copper and gold, as well as increased production costs or reduced recovery rates, may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of ore reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may impair the profitability of a mine in any particular accounting period.

Joint Venture Agreements

New Imperial may, in future, be unable to meet its share of costs incurred under the joint venture agreements relating to the properties and may have its interest in such properties reduced as a result. If other joint venture participants do not meet their share of such costs, New Imperial may be unable to finance the costs required to complete programs recommended by the managers of such properties. In certain exploration and mining joint ventures New Imperial is contingently liable for the other venturer's share of future site restoration costs and other liabilities associated with the joint venture. New Imperial would have claims on the related assets of the other venturer that could reduce or eliminate the amount of any ultimate liability.

Capitalization and Commercial Viability

Following the Arrangement, New Imperial will have limited financial resources and there is no assurance that additional funding will be available to New Imperial for further exploration or development of any of its properties or to fulfill its obligations under any applicable agreements. Although Imperial has been successful in the past in obtaining financing through the sale of equity securities or through joint venture or option arrangements, there can be no assurance that New Imperial will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of New Imperial's properties with the possible loss of properties.

If New Imperial proceeds to production on a particular property, commercial viability will be affected by factors that are beyond New Imperial's control, including the particular attributes of the deposit, the fluctuation in metal prices, the costs of mining, processing and refining facilities, the availability of economic sources of energy, government regulations including regulations relating to prices, royalties, restrictions on production, quotas on exportation of minerals, as well as the protection of the environment and agricultural lands. The effect of these and other factors listed above cannot be accurately predicted.

With its limited financial resources, there is no assurance that New Imperial will be able to provide the ongoing financial support that may be required by the Mount Polley Mine and the Huckleberry Mine in the event that commodity prices, particularly copper and gold, fail to improve. This could place all or part of New Imperial's interest in these projects at risk.

With its limited financial resources, there is no assurance that New Imperial will be able to provide the ongoing financial support that may be required by its affiliates. Accordingly, the medium and long term viability of its affiliates is dependent upon improvement in metal prices, particularly copper and gold, a favourable exchange rate, their ability to raise funds in the equity markets and their ability to enter into favourable option and joint venture arrangements.

Permits and Licences

The operations of New Imperial require licences and permits from various governmental authorities. New Imperial believes that it presently holds, or prior to completion of the Arrangement, will hold, all necessary licences and permits required to carry on with activities that Imperial is currently conducting under applicable laws and regulations in respect of the properties and New Imperial believes Imperial is presently complying in all material respects with the terms of such licences and permits. However, such licences and permits are subject to change in regulations and in various operating circumstances.

There can be no guarantee that New Imperial will be able to obtain all necessary licenses and permits that may be required to commence construction or operation of mining facilities at properties under exploration or development or to maintain continued operations at economically justifiable costs.

Conflicts of Interest

Certain of the proposed directors and officers of New Imperial are also directors, officers and shareholders of other natural resource companies. Such directors and officers have been advised of their fiduciary obligations to New Imperial and its shareholders. Conflicts may arise, however, between the obligations of these directors and officers to New Imperial and such other natural resource companies.

PART IV — OTHER BUSINESS

If the Arrangement is approved, Imperial Shareholders will be asked to consider, and if deemed appropriate to approve a new stock option plan for each of Imperial and New Imperial. See also "Part II — Information Concerning Imperial — Directors and Officers" and "Part II — Information Concerning Imperial — Auditors" for the annual business to be considered by the Imperial Shareholders.

New Stock Option Plans

At the Shareholders Meeting, Imperial Shareholders will also be asked to approve a new stock option plan for each of Imperial and New Imperial which will be substantially in the form attached as Appendix "K" to this Information Circular. Pursuant to the BCCA, the stock option plans must be approved by a simple majority of the votes cast by the Imperial Shareholders at the Shareholders Meeting. In addition pursuant to the policies and regulations of the TSE, the stock option plans must also be approved by a majority of the votes cast excluding those held by the directors, officers and insiders and their associates and affiliates of Imperial (the "Interested Parties"). As of January 18, 2002, the Interested Parties held, directly or indirectly, or exercised control or direction over and aggregate of 28,427,145 (35.2%) of the issued and outstanding Imperial Shares.

The new stock option plans will provide that the directors or a special committee of directors (the "Committee") of Imperial or New Imperial, as the case may be, may grant options to purchase Imperial Energy Common Shares or New Imperial Shares, as applicable, to directors, officers, employees of and, certain other persons providing services on an ongoing basis, to Imperial or New Imperial and their respective subsidiaries, as applicable, on terms that the Committee may determine within the limitations set out in the new stock option plans.

The new stock option plans will also contain the following key terms:

a. the maximum number of shares that may be reserved for issuance will be limited to approximately 10% of the anticipated number of Imperial Energy Common Shares or New Imperial Shares, as the case may be, issued and outstanding after completion of the Arrangement);

b. the exercise price of the options will be determined by the Committee and will not be less than the closing price of the Imperial Energy Common Shares or the New Imperial Shares on the exchange that such shares are listed on the date immediately prior to the date of grant; and

c. the expiry date of an option shall be determined by the Committee which shall not exceed ten years.

Approval of the new stock option plans is not a condition to the completion of the Arrangement. Accordingly, at the Shareholders Meeting, the following ordinary resolution will be presented to the Imperial Shareholders, with or without variation:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION that the stock option plan substantially in the form attached as Appendix "K" to the Information Circular – Proxy Statement of Imperial Metals Corporation dated January 18, 2002 be and the same is hereby approved and authorized as a stock option plan of each of Imperial and New Imperial.

PART V — GENERAL PROXY MATTERS

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Imperial for use at the Meetings for the purposes set forth in the accompanying Notices of Meeting. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Imperial who will not be specifically remunerated therefor. The cost of any such solicitation will be borne by Imperial.

The Meetings are being called pursuant to the Interim Order of the Court to seek the requisite approval of the Imperial Shareholders and the Affected Creditors to the Arrangement in accordance with the CCAA and Section 252 of the BCCA.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed forms of proxy are directors and officers of Imperial. **An Imperial Shareholder or an Affected Creditor has the right to appoint a person (who need not be a shareholder or creditor of Imperial) other than the persons designated in the forms of proxy provided by Imperial, to represent the Imperial Shareholder or Affected Creditor at the applicable Meeting. To exercise this right, the Imperial Shareholder or Affected Creditor should insert the name of the desired representative in the blank space provided in the applicable form of proxy or submit another appropriate form of proxy.** In order to be effective, a proxy must be signed and forwarded so as to reach, or be deposited with, the President of Imperial, c/o Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile: (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the applicable Meeting or any adjournment or postponement thereof. The proxy shall be in writing and executed by the Imperial Shareholder or Affected Creditor, as applicable, or such shareholder's or creditor's attorney authorized in writing, or if such shareholder or creditor is a corporation, under its corporate seal or by a duly authorized officer or attorney.

In addition to revocation in any other manner permitted by law, an Imperial Shareholder or Affected Creditor may revoke a proxy by instrument in writing executed by the Shareholder of Affected Creditor or such Shareholder's or Affected Creditor's attorney authorized in writing, or, if the shareholder or creditor is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either at the registered office of Imperial at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chairman of the applicable Meeting on the day of the Meeting, or any adjournment or postponement thereof. The registered office of Imperial is as set forth elsewhere in this Information Circular. See "Part II — Information Concerning Imperial".

PROXY VOTING

The Imperial Shares and the Claim Values of Affected Creditors represented by an effective proxy will be voted in accordance with the instructions specified therein. **Where no choice is specified, proxies will be voted FOR the matters to be considered at the applicable Meeting.** The enclosed forms of proxy confer discretionary authority in respect of amendments or variations to matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the applicable Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Imperial knows of no amendments, variations or other matters to come before the Meetings.

VOTING AND PRINCIPAL HOLDERS

As at the date hereof, approximately 80,793,609 Imperial Shares are issued and outstanding. Each Imperial Share entitles the holder to one vote at the Shareholders Meeting. In addition, as at January 18, 2002, the Secured Creditors and Unsecured Creditors had provided Imperial with proofs of claims for an aggregate Claim Value of approximately $21,393,116 of which $16,825,457 was held by Secured Creditors and $4,567,659 was held by Unsecured Creditors. Each Affected Creditor is entitled to one vote for each dollar of Claim Value at the applicable Creditors' Meeting.

Imperial will prepare, as of the Record Date a list of Imperial Shareholders entitled to receive a Notice of Meeting and showing the number of Imperial Shares held by such Imperial Shareholder. Each person named in the list of Imperial Shareholders will be entitled to notice of, to attend and to vote the Imperial Shares shown opposite such Imperial Shareholder's name at the Shareholders Meeting.

Affected Creditors who have not delivered a notice of the nature and amount of their claim (together with their full name and address) to Imperial before December 21, 2001, will not be entitled to vote at the applicable Creditors Meeting or receive any consideration for the transfer of their claim under the Arrangement. If after December 21, 2001, an Affected Creditor transfers or assigns its claim or any part thereto to another person, the transferor or assignee of such interest will not be entitled to vote at the applicable Creditors Meeting or receive any consideration for the transfer of their claim under the Arrangement unless and until actual notice of the transfer or assignment, together with satisfactory evidenced of such transfer or assignment is received by Imperial.

Pursuant to the Articles of Imperial, business may be transacted at the Shareholders Meeting if two persons are present in person or by proxy and holding or representing not less than 5% of the votes entitled to be voted at the Meeting.

Pursuant to the Interim Order, Imperial is authorized to adjourn or postpone the Meeting or Meetings on one or more occasions without the necessity of first convening the relevant Meeting or first obtaining any vote of Imperial Shareholders, Secured Creditors or Unsecured Creditors, as the case may be, respecting the adjournment or postponement.

To the knowledge of the directors and executive officers of Imperial, as at January 18, 2002, the only person or corporation who beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of Imperial carrying more than 10% of the voting rights attached to any class of voting securities of Imperial was Edco Financial Holdings Ltd., a company controlled by N. Murray Edwards, the Chairman of Imperial, which owned 21,847,869 Imperial Shares (approximately 27% of the issued and outstanding Imperial Shares). As at January 18, 2002, the directors and officers of Imperial, as a group, owned, directly and indirectly, or exercise control or direction over 28,427,145 Imperial Shares, or approximately 35.2% of the issued and outstanding Imperial Shares.

ADVICE TO BENEFICIAL HOLDERS OF IMPERIAL SHARES

The information set forth in this section is of significant importance to many Imperial Shareholders who do not hold their Imperial Shares in their own name. Only proxies deposited by Imperial Shareholders whose names appear on the records of Imperial as the registered holders of Imperial Shares can be recognized and acted upon at the Shareholders Meeting. If Imperial Shares are listed in an account statement provided by a broker, then in almost all cases those Imperial Shares will not be registered in an Imperial Shareholder's name on the records of Imperial. Such Imperial Shares will likely be registered under the name of the broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Imperial Shares held by a broker or its nominee can only be voted upon the instructions of an Imperial Shareholder. Without specific instructions, the broker or their nominee is prohibited from voting such shares.

Applicable regulatory policy requires brokers to seek voting instructions from the beneficial holder in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which Imperial Shareholders should carefully follow in order to ensure that such shares are voted at the Shareholders Meeting. Often, the form of proxy supplied by a broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on the beneficial holder's behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation ("IICC"). IICC mails a scannable Voting Instruction Form in lieu of the form of proxy provided by Imperial. The Voting Instruction Form will name the same persons as the proxy to represent the shareholder at the Shareholders Meeting. An Imperial Shareholder has the right to appoint a person (who need not be a shareholder of Imperial) other than the persons designated in the Voting Instruction Form, to represent the Imperial Shareholder at the Shareholders Meeting. To exercise this right, the Imperial Shareholder should insert the name of the desired representative in the blank space provided in the Voting Instruction Form. Beneficial holders of Imperial Shares are asked to complete and return the Voting Instruction Form to IICC by mail or facsimile. Alternately, they can call IICC's toll-free telephone number to vote the beneficial holder's shares. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Shareholders Meeting. If you receive a Voting Instruction Form from IICC, it cannot be used as a proxy to vote shares directly at the Shareholders Meeting as the proxy must be returned to IICC well in advance of the Shareholders Meeting in order to have the shares voted or to appoint an alternative representative to attend at the Shareholders Meeting in person to vote such shares.

PART VI — OTHER MATTERS

OTHER MATTERS

Management of Imperial knows of no amendments, variations or other matters to come before the Meetings other than the matters referred to in the applicable Notice of Meeting; however, if any other matter properly comes before the applicable Meeting, the accompanying forms of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxy.

CONSENT OF MONITOR

TO: The Board of Directors of Imperial Metals Corporation

We refer to our report dated January 16, 2002 (the "Monitor's Report") which we prepared for the Court and the independent committee of the Board of Directors of Imperial in connection with the Arrangement. We hereby consent to the filing of the Monitor's Report with the relevant securities authorities and the inclusion of a summary of the Monitor's Report and the inclusion of the entire Monitor's Report in its entirety in the Information Circular — Proxy Statement of Imperial dated January 18, 2002.

Calgary, Alberta
January 18, 2002

(signed) "Richter, Allan & Taylor Inc."

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the Board of Directors of Imperial.

CERTIFICATE OF IMPERIAL

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Vancouver, British Columbia
January 18, 2002

(signed) Pierre B. Level
Chief Executive Officer

(signed) André H. Deepwell
Chief Financial Officer

APPENDIX "A"

PLAN OF ARRANGEMENT

determined in accordance with generally accepted accounting principles in Canada) of, against or with respect to any of Imperial, Mount Polley Holding and Mount Polley Mining;

(dd) **"Meetings"** means the extraordinary general meeting of the Imperial Shareholders, including any adjournment thereof, and any meetings of Affected Creditors to be held to consider and, if deemed advisable approve the Plan;

(ee) **"Mining Assets "** means the mining assets of Imperial, Mount Polley Holding and Mount Polley Mining, and the shares of each subsidiary of Imperial, other than Axicorp Fund Ltd. and Minexco Energy Ltd., but also specifically excluding any investments and marketable securities owned by Imperial as at January 1, 2002, and all as more particularly described in, and subject to the liabilities set forth in, the Mining Assets Roll-Down Agreement;

(ff) **"Mining Assets Roll-Down Agreement"** means the agreement to be dated as of the Effective Date between Imperial, as vendor, and New Imperial, as purchaser, for the sale of the Mining Assets;

(gg) **"Monitor"** means Richter Allan & Taylor Inc.;

(hh) **"Mount Polley Holding"** means Mount Polley Holding Company Limited, a corporation incorporated under the BCCA;

(ii) **"Mount Polley Mining"** means Mount Polley Mining Corporation, a corporation incorporated under the BCCA;

(jj) **"New Imperial"** means IMI Imperial Metals Inc., a corporation incorporated under the BCCA;

(kk) **"New Imperial Shares"** means the common shares of New Imperial, as constituted as of the date hereof;

(ll) **"Non-Resident Holder"** means any person who is a beneficial holder of Imperial Shares other than persons that are not non-residents of Canada for the purposes of the ITA;

(mm) **"Plan"** means this plan of arrangement, including all Appendices to this plan, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar expressions refer to the arrangement pursuant to Section 252 of the BCCA and plan of arrangement pursuant to the CCAA, each set forth in this Plan of Arrangement and not to any particular provision of this Plan;

(nn) **"Registrar"** means the Registrar of Companies under the BCCA;

(oo) **"Reorganization Creditors"** means, in their capacity as such, the legal, accounting and financial advisors, to Imperial, the Monitor and counsel to the Monitor and all other service and goods suppliers in respect of Liabilities incurred or to be incurred for the purpose of implementing the Plan in respect of Imperial pursuant to the CCAA, and includes all employees, and suppliers of goods and services after November 23, 2001;

(pp) **"Second Preferred Shares"** means the 50,000,000 second preferred shares without par value of Imperial, issuable in one or more series, and subject to the special rights and restrictions attached to the shares of such class set forth in Appendix "B";

(qq) **"Secured Creditors"** means, in their capacities as such, the Affected Creditors constituting secured creditors under the CCAA, including the holders of the Assumed Secured Creditor Claims, Convertible Notes and Secured Notes, Statutory Lien Creditors and the holders of the Sumitomo Debt, and as set forth in Appendix "A";

(rr) **"Secured Notes"** means the promissory notes in the principal amount of $4,400,000 issued by Imperial, in favour of Edco Oil and Gas Ltd.;

(ss) **"Statutory Lien Creditors"** means the Crown in respect of the secured claims and includes their claims for penalties and interest where such penalties and interest are required to be paid under the CCAA;

(tt) **"Subsidiaries"** means each of Mount Polley Holding and Mount Polley Mining;

(uu) **"subsidiary"** means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate in like relation to a subsidiary;

(vv) **"Sumitomo Debt"** means the $6,300,000 secured non-interest bearing debt, repayment of which is contingent on the Mount Polley Mine being in operation and the sole recourse for which is limited to the assets comprising the Mount Polley Mine; and

(ww) **"Unsecured Creditors"** means, in their capacities as such, the Affected Creditors, other than the Secured Creditors, and includes Contingent Creditors.

1.2 The headings contained in this Plan are for reference purposes only and shall not affect in any way the meaning or interpretation of this Plan.

1.3 Unless the contrary intention appears, references in this Plan to an article, section, paragraph, clause, subclause or appendix by number or letter or both refer to the article, section, paragraph, clause, subclause or appendix bearing that designation in this Plan.

1.4 In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and "person" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE PLAN

2.1 The following is only intended to be a general statement of the purpose of the Plan and is qualified in its entirety by the specific provisions of the Plan.

The purpose of the Plan is to effect a reorganization, restructuring and reconstruction of the business, assets and capital of Imperial, Mount Polley Holding and Mount Polley Mining in a manner that provides consistent and equitable treatment among the Creditors and Imperial Shareholders, maintains the business and goodwill of Imperial, Mount Polley Holding and Mount Polley Mining as a going concern and does not subject Imperial, Mount Polley Holding, Mount Polley Mining, the Creditors or Imperial Shareholders to bankruptcy or other liquidations proceedings.

Reorganization Creditors will not be affected by this Plan and the claims of such Creditors are intended to be paid in full by Imperial in the ordinary course of its business.

2.2 Upon being approved by the requisite majorities of the classes of Affected Creditors and the Imperial Shareholders in accordance with the Interim Order, and upon the granting of the Final Order, the Plan will be binding on all Affected Creditors, Imperial Shareholders, Imperial, Mount Polley Holding and Mount Polley Mining.

2.3 Subject to Section 5.1, the Final Order shall be filed, together with a copy of the altered memorandum and articles of Imperial certified by an officer of Imperial, with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective.

ARTICLE 3
CREDITORS' ARRANGEMENT

3.1 On the Effective Date, each of the events set out below shall occur and be deemed to occur in the sequence set out herein without further act or formality:

The Claim Values of the Assumed Secured Creditor Claims will be assumed by New Imperial, all agreements of any of Imperial, Mount Polley Holding or Mount Polly Mining related to the Assumed Secured Creditor Claims will be assigned to New Imperial and Imperial will be deemed to be discharged and released from the Assumed Secured Creditor Claims in partial consideration of the transfer of the Mining Assets contemplated by paragraph 4.1(c);

The Claim Values of the Statutory Lien Creditors will be transferred and assigned to, and assumed by New Imperial and Imperial will be deemed to be discharged and released from the Liabilities of the Statutory Lien Creditors in partial consideration of the transfer of the Mining Assets contemplated by paragraph 4.1(c);

The Claim Value of the Sumitomo Debt will be transferred and assigned to, and assumed by New Imperial and Imperial will be deemed to be discharged and released from the Sumitomo Debt in partial consideration of the transfer of the Mining Assets contemplated by paragraph 4.1(c);

The Claim Values of Unsecured Creditors shall be released and discharged in consideration for:

(i) if the Claim Value of an Unsecured Creditor is equal to or less than $5,000, the Creditor will receive 100% of the Claim Value paid in cash;

(ii) if the Claim Value of an Unsecured Creditor is greater than $5,000 but less than or equal to $20,000, the Unsecured Creditor will receive $5,000 cash and the Depositary will deliver, subject to adjustment under Section 6.4, Imperial Shares in the number resulting from the division of the amount of such Claim Value which exceeds the cash amount to be paid hereunder by $0.225; and

(iii) if the Claim Value of an Unsecured Creditor is greater than $20,000, the Unsecured Creditor will receive a payment in cash equal to its pro rata share (based on its Claim Value in relationship to the aggregate of the Claim Values greater than $20,000) of a cash fund, comprised of $1,000,000 less any other amounts paid to Unsecured Creditors under subparagraphs (d)(i) and (ii), and the Depositary will deliver, subject to adjustment under Section 6.4, Imperial Shares in the number resulting from the division of the amount of such Claim Value which exceeds the cash amount to be paid hereunder by $0.225;

The Convertible Notes shall be released and discharged in consideration for that number of Imperial Shares which results from dividing the amount of their Claim Value as of November 23, 2001 by $0.10, resulting in the issuance of an aggregate number of 47,242,488 Imperial Shares and each holder of Convertible Notes shall cease to be such a holder and his name shall be removed from the list of holders of Convertible Notes and $4,724,248.80 shall be added to the capital of Imperial with respect to the Imperial Shares;

A portion of the Secured Notes shall be released and discharged in consideration for that number of Imperial Shares which results from dividing an equal amount of Claim Value of $1,400,000 by $0.10, resulting in the issuance of an aggregate of 14,000,000 Imperial Shares, and the remainder of Claim Value as of the Effective Date shall remain outstanding on the same terms and conditions as prior to the Effective Date and $1,400,000 shall be added to the capital of Imperial with respect to the Imperial Shares.

3.2 In full satisfaction of their Claim Values, Contingent Creditor Claim Values will be dealt with as follows:

Claim Values of Contingent Creditors which are not disputed by any of Imperial, Mount Polley Holding or Mount Polley Mining shall participate as claims of Unsecured Creditors under this Plan; and

Claim Values of Contingent Creditors which are disputed by any of Imperial, Mount Polley Holding or Mount Polley Mining shall be litigated in the ordinary course:

(i) where the relevant claim of a Contingent Creditor is determined to be valid in whole or in part, that Contingent Creditor shall participate as an Unsecured Creditor under this Plan to the extent of the valid amount of such Claim Value; and

(ii) where the relevant claim of a Contingent Creditor is determined to be invalid, that Contingent Creditor will not receive a payment.

3.3 For the purposes of voting by Creditors:

Secured Creditors shall vote as one class and shall each be entitled to one vote for each dollar of Claim Value; and

Unsecured Creditors of shall vote as a separate class and shall each be entitled to one vote for each dollar of Claim Value.

3.4 From and after the Effective Date, any conflict between the covenants, warranties, terms, conditions, provisions or obligations, express or implied, of any obligation or agreement, written or oral, in existence on the Effective Date between, or for the benefit of, any Creditor and any of Imperial, Mount Polley Holding and Mount Polley Mining shall be and be deemed to be governed by the terms, conditions and provisions of this Plan, which shall take precedence and priority and for greater certainty such agreement shall be deemed to be and construed as being amended and supplemented, without further execution of any agreement in that regard and the provisions of this Plan will in all respects be paramount.

ARTICLE 4
EQUITY ARRANGEMENT

4.1 At the Effective Date, each of the events set out below shall occur and be deemed to occur in the sequence set out herein without further act or formality:

the authorized capital of Imperial will be amended by the creation of the Imperial Energy Common Shares, the Imperial Class B Shares, the First Preferred Shares and the Second Preferred Shares and the Memorandum of Imperial will be amended accordingly and, for greater certainty, the respective authorized numbers and designations of such shares will be as follows:

(i) 500,000,000 Common Shares with a par value of $.0001 each;

(ii) 500,000 Class B Shares without par value;

(iii) 50,000,000 First Preferred Shares without par value; and

(iv) 50,000,000 Second Preferred Shares without par value.

The articles of Imperial will be amended by the addition of a new Part 27 containing the special rights and restrictions of the Imperial Energy Common Shares, the Imperial Class B Shares, the First Preferred Shares and the Second Preferred Shares as set out herein and such special rights and restrictions will be created, defined and attached to such shares;

the Imperial Shares will be consolidated on the basis of one Imperial Share for each 10 Imperial Shares (including all issued and outstanding Imperial Shares, and, without limiting the generality of the foregoing, those Imperial Shares issued to holders of Convertible Notes, holders of Secured Notes, and the Unsecured Creditors pursuant to the Creditors' Arrangement) and the Memorandum of Imperial will be amended accordingly;

Imperial will transfer its Mining Assets to New Imperial in consideration of the issuance by New Imperial to Imperial of that number of New Imperial Shares so that the number of issued and outstanding New Imperial Shares is equal to the number of issued and outstanding Imperial Shares (after giving effect to paragraph (b) above) and in consideration of the transfers of Claim Values contemplated by paragraphs 3.1(a), (b) and (c);

Concurrently:

(v) each of the issued Imperial Shares (except Imperial Shares held by Non-Resident Holders) shall be and be deemed to be exchanged for one Imperial Energy Common Share and one Imperial Class B Share; and each Imperial Class B Share so issued shall be and be deemed to be redeemed by Imperial by the exchange of one New Imperial Share for each such Imperial Class B Share; and

(vi) each of the issued Imperial Shares held by a Non-Resident Holder shall be disposed of for one Imperial Energy Common Share and one New Imperial Share;

the authorized capital of Imperial will be altered by the cancellation of all of the Imperial Shares, all of the Imperial Class B Shares, all of the 1,000,000 Class A 6% Cumulative, Redeemable, Convertible, Preferred shares with a par value of $5.00 each, and all of the 1,000,000 Class B Preferred shares with a par value of $10.00 each, none of which are issued or outstanding after the share exchanges pursuant to paragraph (d) above, the Memorandum of Imperial will be altered accordingly, the special rights and restrictions attached to all such shares will be abrogated, Part 25 and Part 26 of the articles of Imperial will be deleted in their entirety and Part 27 of the articles will be renumbered as Part 25;

the name of Imperial will be changed to Imperial Energy Inc. and the Memorandum of Imperial will be altered accordingly;

Imperial shall be authorized to apply to the proper authorities for the Province of British Columbia for authority to apply to the Registrar of Corporations (the "Registrar") appointed under the *Business Corporations Act* (Alberta) for a certificate of continuance continuing Imperial under the name "Imperial Energy Inc." as if it had been incorporated under the *Business Corporations Act* (Alberta) substantially in accordance with the Articles of Continuance, with such changes as the Registrar may require and as the board of directors of Imperial may approve and the Memorandum of Imperial shall be amended by substituting for all the provisions thereof the provisions set out in the Articles of Continuance and any one of the Directors or officers of Imperial shall be authorized to do, sign and execute the Articles of Continuance and all other things necessary to carry out the foregoing; and

General By-Law No. 1 substantially in the form submitted to the Meetings relating generally to the conduct of the business and affairs of Imperial, shall be adopted, such By-Laws to become effective upon continuance of Imperial under the *Business Corporations Act* (Alberta).

4.2 The capital of Imperial with respect to the Imperial Energy Common Shares will be $.0001 multiplied by the number of Imperial Energy Common Shares issued hereunder (the "Capital for the Imperial Energy Common Shares").

4.3 The capital of Imperial with respect to the Imperial Class B Shares issued hereunder shall be the total paid up capital of Imperial computed under the ITA immediately after giving effect to the Creditors' Arrangement less the Capital for the Imperial Energy Common Shares less the fair market value of the New Imperial Shares transferred to Non-Residents Holders, but in no case exceeding the fair market value of the Imperial Class B Shares issued hereunder.

ARTICLE 5
GENERAL

5.1 This Plan shall not become effective unless it shall have received the approval of:

66 2/3% of the votes of, and a majority in number of, the Secured Creditors present in person or by proxy at the meeting held to obtain such approval;

66 2/3% of the votes of, and a majority in number of, the Unsecured Creditors present in person or by proxy at the meeting held to obtain such approval; and

75% of the votes of the holders of the Imperial Shares present in person or by proxy at the meeting held to obtain such approval and a majority of the votes of such holders, excluding the votes of such Imperial Shareholders as required pursuant to the Interim Order.

5.2 Subject to Section 5.1, on the Effective Date, the Arrangement shall be deemed to occur in the following sequence: Creditors' Arrangement and Equity Arrangement and each step of the Creditors' Arrangement and Equity Arrangement shall be deemed to occur in the sequence set forth in this Plan.

ARTICLE 6
OUTSTANDING CERTIFICATES AND PAYMENTS

6.1 After the Effective Date, certificates formerly representing Imperial Shares to which paragraph 4.1(b) applies shall represent only the right to receive certificates representing the Imperial Energy Common Shares and New Imperial Shares, which the former holder of such Imperial Shares is entitled to receive pursuant to Article 4 of this Plan subject to compliance with the requirements set forth in this Article 6.

6.2 Imperial will forward to each holder of Imperial Shares to which paragraph 4.1(b) applies at the address of such holder as it appeared in the share register of Imperial a letter of transmittal containing, among other things, instructions for obtaining delivery of the Imperial Shares pursuant to this Plan. Such holder of Imperial Shares shall be entitled to receive certificates representing the Imperial Energy Common Shares and New Imperial Shares, which such holder is entitled to receive pursuant to paragraph 4.1(b) upon delivering the certificate formerly representing such holder's Imperial Shares to the Depositary, or as the Depositary may otherwise direct, in accordance with the instructions contained in the letter of transmittal. Such certificate formerly representing such holder's Imperial Shares shall be accompanied by the letter of transmittal, duly completed, and such other documents as the Depositary may reasonably require. The Depositary shall register the Imperial Energy Common Shares and New Imperial Shares in such name, and shall deliver by first class mail, postage prepaid, or, in the case of postal disruption, by such other means as the Depositary deems prudent such Imperial Energy Common Shares and New Imperial Shares to such address as such holder may direct in such letter of transmittal, as soon as practicable after receipt by the Depositary of such documents.

6.3 The holders of Imperial Shares shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Imperial Shares other than the Imperial Energy Common Shares and New Imperial Shares, which they are entitled to receive for the Imperial Shares pursuant to this Plan.

6.4 No fractional Imperial Energy Common Shares shall be issued and any Holder of Imperial Shares or Creditor who would otherwise be entitled to receive a fractional Imperial Energy Common Share will be rounded up to the nearest whole Imperial Energy Common Share provided that each beneficial Holder of Imperial Shares shall be entitled to the benefit of only one adjustment.

6.5 Any certificate formerly representing Imperial Shares that is not deposited with all other documents as provided in Section 6.2 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Imperial Shares to receive Imperial Energy Common Shares and New Imperial Shares shall be deemed to be surrendered to Imperial together with all dividends or distributions thereon held for such holder.

6.6 All dividends paid or distributions made in respect of Imperial Energy Common Shares and New Imperial Shares issued to a former holder of Imperial Shares, for which a certificate representing Imperial Energy Common Shares and New Imperial Shares has not been delivered to such holder in accordance with Section 6.2 shall be paid or delivered to the Depositary to be held in trust, subject to Section 6.4, for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 6.2.

6.7 Each Affected Creditor, shall, unless otherwise agreed among Imperial and such Creditor, be entitled to receive the applicable portion of the cash and Imperial Energy Common Shares and New Imperial Shares which such Affected Creditor is entitled to receive pursuant to this Plan upon delivery to Imperial of the notes, debentures and other primary evidences of such Affected Creditor's Liabilities or other evidences of ownership thereof, entitlement thereto and security thereunder (or an indemnity in lieu thereof) acceptable to Imperial including, without limitation, in the case of Liabilities by way of guarantee, surety or indemnity of Imperial, the delivery to Imperial of the notes, debentures and other primary evidences of the obligations of Imperial, entitlement thereto and security thereunder.

6.8 Subject to Sections 6.6 and 6.7, delivery of the applicable portion of the cash and Imperial Energy Common Shares and New Imperial Shares to each of the Affected Creditors entitled thereto will be made as soon as practicable after the Effective Date. Imperial will in its discretion be entitled to hold back from such distributions a reasonable amount to allow for the payment of Contingent Creditors.

6.9 Any note, debenture, bond or other primary evidence of an Affected Creditor's Liabilities or other evidence of ownership thereof or entitlement thereto that is not deposited as provided in Section 6.7 on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the Creditor thereunder to receive a portion of the cash and Imperial Energy Common Shares and New Imperial Shares in accordance with the provisions hereof shall be deemed to be surrendered to Imperial.

ARTICLE 7
SHAREHOLDER DISSENT RIGHTS

7.1 Holders of Imperial Shares may exercise rights of dissent pursuant to and in the manner set forth in Section 207 of the BCCA, this Article 7 and the Interim Order in connection with the Plan.

7.2 Holders of Imperial Shares who have given a demand for payment which remains outstanding on the Effective Date in accordance with the rights of dissent in respect of the Plan granted by the Interim Order and who:

are ultimately entitled to be paid fair value for the Imperial Shares in respect of which they dissent in accordance with the provisions of such Interim Order, whether by Order of a Court (as defined in the BCCA) or by acceptance of an offer made pursuant to such Interim Order, shall be deemed to have transferred such Imperial Shares to Imperial for cancellation on the Effective Date; or

are ultimately not so entitled to be paid fair value for the Imperial Shares in respect of which they dissent, shall not be, or be reinstated as, shareholders of Imperial but for purposes of receipt of consideration shall be treated as if they had participated in this Plan on the same basis as a non-dissenting holder of Imperial Shares and accordingly shall be entitled to receive such Imperial Energy Common Shares and New Imperial Shares as non-dissenting holders are entitled to receive on the basis set forth in Article 4 of this Plan and shall be deemed to have transferred such Imperial Shares to Imperial;

but in no case shall Imperial be required to recognize such holders of Imperial Shares as holders of Imperial Shares or Imperial Class B Shares after the Effective Date.

ARTICLE 8
MISCELLANEOUS

8.1 From and after the Effective Date, each Affected Creditor will be deemed to have waived any and all defaults by any of Imperial, Mount Polley Holding and Mount Polley Mining in every covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in every contract, agreement, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto existing between such Affected Creditor and any of Imperial, Mount Polley Holding and Mount Polley Mining which have occurred prior to or are continuing as at the Effective Date, and any and all notices of default and demands for payment under any instrument including, without limitation, any guarantee, will be deemed to have been rescinded.

8.2 The payment, compromise or other satisfaction of any Liability under this Plan, if sanctioned and approved by the Court, will be binding upon the Affected Creditors and each of their heirs, executors, administrators, successors and assigns, for all purposes and, to such extent will also be effective to relieve any third party directly or indirectly liable for such Claim, whether as guarantor, indemnitor, tenant, director, joint covenantor, principal or otherwise.

8.3 Affected Creditors whose Liabilities are affected by this Plan may be affected in more than one capacity. Each such Affected Creditor will be entitled to participate hereunder in each such capacity. Any action taken by an Affected Creditor in any one capacity will not affect the Affected Creditor in any other capacity unless the Affected Creditor agrees in writing.

8.4 On the Effective Date, each Affected Creditor will be deemed to have consented and to have agreed to all of the provisions of this Plan as an entirety. In particular, each Affected Creditor will be deemed:

to have executed and delivered to Imperial, Mount Polley Holding and Mount Polley Mining all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan as an entirety;

to have waived any default by any of Imperial, Mount Polley Holding and Mount Polley Mining in any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Affected Creditor and any of Imperial, Mount Polley Holding and Mount Polley Mining that has occurred on or prior to the Effective Date;

to have agreed that if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Affected Creditor and any of Imperial, Mount Polley Holding and Mount Polley Mining as at the Effective Date (other than those entered into by Imperial, Mount Polley Holding and Mount Polley Mining on, or with effect from, the Effective Date) and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are amended accordingly; and

to have released all claims other than their rights as against New Imperial in respect of the Assumed Secured Creditor Claims, the Statutory Lien Creditors, and Sumitomo Debt and as against Imperial relating to the outstanding Secured Notes.

8.5 Effective on the Effective Date, regardless of whether notices of claim have been filed, Imperial, Mount Polley Holding and Mount Polley Mining and any current or former directors, officers, guarantors, employees, legal counsel and advisors of Imperial, Mount Polley Holding and Mount Polley Mining (collectively in this Section 8.5 the "Released Applicants") will be discharged and released from all claims, Liabilities, demands, causes of action, debts, accounts, covenants, damages, execution or other recoveries of Affected Creditors or other persons, except for Reorganization Creditors and any and all rights associated therewith, other than their obligations under this Plan or as limited by Section 5.1(2) of the CCAA. Further, at the Effective Date, regardless of whether proofs of claim have been filed:

all agreements and other arrangements, whether written or oral, between the Released Applicants and each Affected Creditor pertaining to any of the Liabilities of the Affected Creditors;

all Liabilities of such Affected Creditors against the Released Applicants, including, without limitation all interest or penalties and all other Liabilities accrued or accruing in respect of such Liabilities, and all other obligations that the Released Applicants may have to such Affected Creditors; and

all rights of first refusal, options to purchase, pre-emptive rights of purchase or other similar rights to acquire Assets granted to Affected Creditors or any other Person by the Released Applicants,

shall be, and shall be deemed to be, forever cancelled, terminated, extinguished, discharged, and released by such Affected Creditors or other Persons and the only right of such Affected Creditors or other Persons thereunder shall be pursuant to the obligations assumed by New Imperial herein.

8.6 In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

8.7 Imperial, Mount Polley Holding and Mount Polley Mining and all Affected Creditors will provide such further assurances and execute all such further documents and consents as may be necessary to carry out the terms of this Plan.

ARTICLE 9
AMENDMENTS

9.1 Imperial, Mount Polley Holding and Mount Polley Mining reserves the right to amend, modify and/or supplement this Plan from time to time at any time prior to the Effective Date provided that any such amendment, modification or supplement must be contained in a written document that is (a) filed with the Court and, if made following the Meetings approved by the Court and (b) communicated to Affected Creditors and Imperial Shareholders in the manner required by the Court (if so required).

9.2 Any amendment, modification or supplement to this Plan may be proposed by Imperial, Mount Polley Holding and Mount Polley Mining at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan for all purposes.

9.3 Any amendment, modification or supplement to this Plan which is approved by the Court following the Meetings shall be effective only (a) if it is consented to by Imperial, and (b) if required by the Court or applicable law, it is consented to by the Affected Creditors and Imperial Shareholders.

APPENDIX "A"

Secured Creditors		Estimated Claim Values
1.	Convertible Noteholders	$ 4,724,249
2.	Secured Notes	$ 4,400,000
3.	Assumed Secured Creditor Claims	$ 251,176
4.	Statutory Lien Creditors	$ 1,150,032
5.	Sumitomo Debt	$ 6,300,000

APPENDIX "B"

Common Shares

The 500,000,000 Common Shares with a par value of $.0001 shall have attached thereto the following rights, privileges, restrictions and conditions.

1.1 Subject to the prior rights of the holders of the First Preferred Shares and the Second Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Company may from time to time determine and all dividends which the board of directors of the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

1.2 In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the First Preferred Shares and the Second Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company.

1.3 The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one (1) vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.

First Preferred Shares: Special Rights and Restrictions as a Class

The 50,000,000 First Preferred Shares shall have attached thereto the following special rights and restrictions:

1. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Company shall, by resolution alter the memorandum to set the number of shares that will form such series and to determine the designation of the First Preferred Shares of such series and shall, subject to the limitations set out herein, by resolution alter the memorandum or articles to create, define and attach special rights and restrictions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Company or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Company or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Company Act (British Columbia) (the "Act") or successor legislation thereto) of such resolution setting forth a description of such series including the number, designation, special rights and restrictions attached to the shares of such series.

2. Notwithstanding paragraph 1, the Directors of the Company may at any time or from time to time change the special rights and restrictions attached to unissued shares of any series of First Preferred Shares in accordance with the provisions of the Act.

3. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Shares, and over any other shares of the Company ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the

distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with the terms thereof over the Second Preferred Shares, the Common Shares, and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

4. The special rights and restrictions attaching to the First Preferred Shares as a class may be added to, changed or removed in accordance with the provisions of the Act, and, in addition with the approval of the holders of the First Preferred Shares given as herein specified.

5. The special rights and restrictions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only in accordance with the provisions of the Act, and, in addition with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Company with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

Second Preferred Shares: Special Rights and Restrictions as a Class

The 50,000,000 Second Preferred Shares shall have attached thereto the following special rights and restrictions:

6. The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Company shall, by resolution, alter the memorandum to set the number of shares that will form such series and to determine the designation of the First Preferred Shares of such series and shall, subject to the limitations set out herein, by resolution alter the memorandum or articles to create, define and attach special rights and restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Company or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Company or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Company Act (British Columbia) (the "Act") or successor legislation thereto) of such resolution setting forth a description of such series including the number, designation, special rights and restrictions attached to the shares of such series.

7. Notwithstanding paragraph 1, the Directors of the Company may at any time or from time to time change the special rights and restrictions attached to unissued shares of any series of Second Preferred Shares in accordance with the provisions of the Act.

8. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares, and over any other shares of the Company ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with the terms thereof over the Common Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

9. The special rights and restrictions attaching to the Second Preferred Shares as a class may be added to, changed or removed in accordance with the provisions of the Act, and, in addition with the approval of the holders of the Second Preferred Shares given as herein specified.

10. The special rights and restrictions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only in accordance with the provisions of the Act, and, in addition with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Company with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

APPENDIX "C"

ARTICLES OF CONTINUANCE

Business Corporations Act

(Alberta)

Section 188, 273 and 274

Name of Corporation:	Corporate Access Number:
IMPERIAL ENERGY INC.	

3. **The classes of shares and any maximum number of shares that the corporation is authorized to issue:**

   See Schedule "A" attached hereto.

4. **Restriction on Share Transfers** *(if there are no restrictions, enter "NONE"):*

   None.

5. **Number or minimum and maximum number of directors:**

   Minimum of one (1); Maximum of eleven (11)

6. **If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restrictions** *(If there are no restrictions, enter "NONE")*:

   None.

7. If a change of name is effected, indicate previous name:

Not Applicable.

8. Details of Incorporation:

Imperial Metals Corporation was incorporated on December 10, 1959 under the name "Imperial Metals and Power Ltd." (Non-Personal Liability), was converted to a limited company under the name "Imperial Metals and Power Ltd." on November 19, 1969 and was amalgamated with Risby Tungsten Mines Ltd. and Invex Resources Limited on December 1, 1981 to form Imperial Metals Corporation and completed an arrangement on March •, 2002 pursuant to which, among other things, its name was changed to Imperial Energy Inc. (the "Corporation").

9. Other rules or provisions *(if there are no rules or provisions, enter "NONE")*:

See Schedule "B" attached hereto.

Name of Person Authorizing (please print)	Signature
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

SCHEDULE "A"

The classes and any maximum number of shares that the Corporation is authorized to issue are an unlimited number of common shares (hereinafter referred to as "Common Shares"), an unlimited number of first preferred shares without par value, issuable in one or more series (hereinafter referred to as the "First Preferred Shares") and an unlimited number of second preferred shares without par value, issuable in one or more series (hereinafter referred to as the "Second Preferred Shares"), having the rights, privileges, restrictions and conditions set forth below.

Common Shares

The 500,000,00 Common Shares with a par value of $.0001 shall have attached thereto the following rights, privileges, restrictions and conditions.

1.1 Subject to the prior rights of the holders of the First Preferred Shares and the Second Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine and all dividends which the board of directors of the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

1.2 In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the First Preferred Shares and the Second Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

1.3 The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one (1) vote for each Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

First Preferred Shares

The unlimited number of First Preferred Shares shall have attached thereto the following special rights and restrictions:

1.1 The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution fix the number of shares that will form such series, determine the designation of the First Preferred Shares of such series and shall, subject to the limitations set out herein, create, define and attach the rights and restrictions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, the voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and the restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities.

1.2 Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the special rights and restrictions attached to unissued shares of any series of First Preferred Shares.

1.3 The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the Common Shares and over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with the thereof over the Second Preferred Shares, the Common Shares, and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

1.4 The special rights and restrictions attaching to the First Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

1.5 The special rights and restrictions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of First Preferred Shares held.

Second Preferred Shares

The unlimited number of Second Preferred Shares shall have attached thereto the following special rights and restrictions:

1.1 The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, alter the memorandum to set the number of shares that will form such series and to determine the designation of the First Preferred Shares of such series and shall, subject to the limitations set out herein, by resolution alter the memorandum to create, define and attach special rights and restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities.

1.2 Notwithstanding paragraph 1, the Directors of the Corporation may at any time or from time to time change the special rights and restrictions attached to unissued shares of any series of Second Preferred Shares.

1.3 The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with the terms thereof over the Common Shares, and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of each such series of Second Preferred Shares.

1.4 The special rights and restrictions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as herein specified.

1.5 The special rights and restrictions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such a manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty (20%) per cent of the outstanding Second Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Second Preferred Share shall be entitled to one (1) vote in respect of each one ($1) dollar of stated value of Second Preferred Shares held.

SCHEDULE "B"

a. The directors of the Corporation may, without authorization of the shareholders:

   i. borrow money on the credit of the Corporation;

   ii. issue, reissue, sell or pledge debt obligations of the Corporation;

   iii. subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

   iv. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

b. The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

c. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

d. Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

APPENDIX "B1"

SPECIAL RESOLUTION OF THE UNSECURED CREDITORS

BE IT RESOLVED THAT:

1. the plan of arrangement (the "Arrangement") under the *Companies' Creditors Arrangement Act* (Canada) and Section 252 of the *Company Act* (British Columbia) (the "Acts"), substantially in the form attached as Appendix "A" to the Information Circular and Proxy Statement of Imperial Metals Corporation ("Imperial") dated January 18, 2002 or as presented at the meeting of unsecured creditors, involving Imperial, creditors of Imperial, Mount Polley Holding Company Limited ("Mount Polley Holding") and Mount Polley Mining Corporation ("Mount Polley Mining"), and shareholders of Imperial, is hereby authorized, approved and agreed to;

2. notwithstanding the approval by the unsecured creditors of Imperial, Mount Polley Mining and Mount Polley Holding of this resolution, the board of directors of Imperial, and without further notice to or approval of the unsecured creditors, may amend the Arrangement or may decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the Acts; and

3. any one of the officers or directors of Imperial be and is hereby authorized for and on behalf of Imperial (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any of such actions.

APPENDIX "B2"

SPECIAL RESOLUTION OF THE SECURED CREDITORS

BE IT RESOLVED THAT:

1. the plan of arrangement (the "Arrangement") under the *Companies' Creditors Arrangement Act* (Canada) and Section 252 of the *Company Act* (British Columbia) (the "Acts"), substantially in the form attached as Appendix "A" to the Information Circular and Proxy Statement of Imperial Metals Corporation ("Imperial") dated January 18, 2002 or as presented at the meeting of secured creditors, involving Imperial, creditors of Imperial, Mount Polley Holding Company Limited ("Mount Polley Holding") and Mount Polley Mining Corporation ("Mount Polley Mining"), and shareholders of Imperial, is hereby authorized, approved and agreed to;

2. notwithstanding the approval by the secured creditors of Imperial, Mount Polley Mining and Mount Polley Holding of this resolution, the board of directors of Imperial, and without further notice to or approval of the secured creditors, may amend the Arrangement or may decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the Acts; and

3. any one of the officers or directors of Imperial be and is hereby authorized for and on behalf of Imperial (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any of such actions.

APPENDIX "B3"

SPECIAL RESOLUTION OF THE IMPERIAL SHAREHOLDERS

BE IT RESOLVED THAT:

1. the plan of arrangement (the "Arrangement") under the *Companies' Creditors Arrangement Act* (Canada) and Section 252 of the *Company Act* (British Columbia) (the "Acts"), substantially in the form attached as Appendix "A" to the Information Circular and Proxy Statement of Imperial Metals Corporation ("Imperial") dated January 18, 2002 or as presented at the extraordinary meeting of shareholders, involving Imperial, creditors of Imperial, Mount Polley Holding Company Limited ("Mount Polley Holding") and Mount Polley Mining Corporation ("Mount Polley Mining"), and shareholders of Imperial, is hereby authorized, approved and agreed to;

2. notwithstanding the approval by the shareholders of Imperial, of this resolution, the board of directors of Imperial, and without further notice to or approval of the shareholders of Imperial, may amend the Arrangement or may decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the Acts; and

3. any one of the officers or directors of Imperial be and is hereby authorized for and on behalf of Imperial (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any of such actions.

APPENDIX "C"

No.: L013290
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT
R.S.C. 1985, C. *C-36*

AND

IN THE MATTER OF THE COMPANY ACT, R.S.B.C. 1996, C.62

AND

IN THE MATTER OF IMPERIAL METALS CORPORATION, MOUNT POLLEY MINING CORPORATION AND MOUNT POLLEY HOLDING COMPANY LIMITED

PETITIONERS

BEFORE THE HONOURABLE	)	FRIDAY, THE 18TH DAY
	)	
MR. JUSTICE TYSOE	)	OF JANUARY, 2002.

INTERIM ORDER

THIS APPLICATION coming on for hearing at Vancouver, British Columbia on the 18th day of January, 2002, AND ON HEARING Michael Fitch, Q.C. and Kibben Jackson, of counsel for the Petitioners, and no one appearing for any other party; AND ON READING Affidavit #4 of Pierre Lebel and the pleadings and the other materials provided; AND pursuant to the ***Companies' Creditors Arrangement Act***, R.S.C. 1985, c. C-36, the ***Company Act***, R.S.B.C. 1996, c. 62, Rules 3, 10, 12, 13(1), 13(6), 14 and 44 of the Rules of Court and the inherent jurisdiction of This Honourable Court;

THIS COURT ORDERS THAT:

The Arrangement

1. The plan of arrangement (the "Plan of Arrangement") attached as Exhibit "A" to this Order is an arrangement as contemplated by the *Companies' Creditors Arrangement Act* (the "CCAA") and an arrangement within the meaning of Section 252 of the *Company Act* (British Columbia) (the "BCCA") and the Petitioners are authorized to present such Plan of Arrangement to the creditors and shareholders for their consideration on the terms of this Order.

2. Capitalized terms not defined in this Order shall have the same meanings as are attributed thereto in the Plan of Arrangement.

Classes of Creditors

3. Without prejudice to the right of any creditor to take issue with the classification of creditors in the Plan of Arrangement on the application for the Final Order, there shall be two classes of Affected Creditors. One class shall be comprised of the Secured Creditors and the other comprised of the Unsecured Creditors of the Petitioners.

The Meetings

4. Imperial, Mount Polley Mining Corporation and Mount Polley Holding Company Limited are permitted to convene special meetings of the Secured Creditors (the "Secured Creditors' Meeting"), the Unsecured Creditors (the "Unsecured Creditors' Meeting") and the Imperial Shareholders (the "Shareholders' Meeting") (collectively, the "Meetings") on a date from February 28, 2002 to March 7, 2002, inclusive, for the purposes of, among other things, considering, and if thought fit, approving the Plan of Arrangement under the CCAA and the BCCA, and transacting such other business as may properly be brought before the Meetings.

5. The Meetings shall, subject to the express terms of this Order, be called, held and conducted in accordance with the BCCA, the CCAA, any further Order of this Court and the rulings and directions of the Chairman of the applicable Meeting.

Record Date

6. The record date for determination of the Imperial Shareholders entitled to receive the notices of meeting, information circular and instruments of proxy shall be the close of business on January 18, 2002 (the "Record Date") or such other date as the directors may determine in accordance with the Articles of Imperial, the BCCA and disclosed in the Meeting Materials.

Notice of the Meetings

7. At least 21 days prior to the day of the Meetings, exclusive of the day of mailing and the day of the Meetings, Imperial shall mail or deliver in accordance with this Order, with postage prepaid, to the Imperial Shareholders of record on the Record Date, and to each Affected Creditor who has proven a claim in accordance with the claims procedure authorized by the Order of this Court on November 23, 2001 in these proceedings (the "Claims Procedure"), materials (the "Meeting Materials") including:

(a) a Notice of Meeting;

(b) this Order;

(c) an Instrument of Proxy;

(d) an Information Circular which will include the Plan of Arrangement; and

(e) a Notice of Motion to the Supreme Court of British Columbia for a Final Order approving the Plan of Arrangement (the "Application");

together with such other material as Imperial may consider fit. The Information Circular shall be in a form that complies with all relevant statutory requirements for an Information Circular of the Petitioners. Mailing of the Meeting Materials shall constitute good and sufficient notice of the Application, the Meetings and the hearing in respect of the Application.

8. The accidental omission to give notice of the Meetings to, or the non-receipt of the notice by, one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meetings.

Deemed Receipt of Meeting Materials

9. Any documents required to be delivered under this Order shall be deemed to have been received by the Imperial Shareholders and the Affected Creditors:

(a) in the case of mailing, five (5) days after delivery thereof to the post office;

(b) in the case of delivery by courier, facsimile transmission or e-mail transmission, the business day after such delivery or transmission of same.

Permitted Attendees

10. The persons entitled to attend the applicable Meeting shall be the Imperial Shareholders, the Secured Creditors and the Unsecured Creditors, as the case may be, the officers, directors, and advisors of Imperial, and such other persons who receive the consent of the Chairman of the applicable Meeting.

Adjournment of Meetings and Amendments

11. Imperial is specifically authorized to adjourn or postpone the Meeting or Meetings on one or more occasions without the necessity of first convening the relevant Meeting or first obtaining any vote of the Imperial Shareholders, Secured Creditors or Unsecured Creditors, as the case may be, respecting the adjournment or postponement.

12. Imperial is authorized to make minor or technical amendments, revisions or supplements or, with leave of the Court, other amendments, revisions or supplements to the Plan of Arrangement as it may determine with or without prior additional notice to the Imperial Shareholders, Secured Creditors or Unsecured Creditors, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement which is submitted to the Meetings and which is thereby the subject of the applicable resolution.

Scrutineer

13. A representative of Computershare Trust Company of Canada, being Imperial's registrar and transfer agent (or any agent thereof), shall be authorized to act as Scrutineer for the Meetings.

Voting

14. Any registered Imperial Shareholders, as at the close of business on the Record Date, subject to the Articles of Imperial, with respect to persons who become registered Imperial Shareholders after such date, may attend the Shareholders' Meeting and vote at the Shareholders' Meeting either in person or by proxy.

15. Any Secured Creditors and Unsecured Creditors who have proven claims in accordance with the Claims Procedure, may attend the Secured Creditors' Meeting or the Unsecured Creditors' Meeting, as applicable, and vote at the applicable Meeting either in person or by proxy.

16. To be valid, a proxy must be deposited with Imperial, as the case may be, in the manner described in the Information Circular, provided that Imperial may in its discretion waive generally the time limits for deposit of proxies if Imperial deems it reasonable to do so.

17. At the respective Meetings, each Imperial Shareholder shall be entitled to one vote for each Imperial Share held and each Affected Creditor shall be entitled to one vote for each dollar of Claim Value.

Chair of the Meetings

18. A representative of the Monitor, Richter Allan & Taylor Inc., shall be the Chairman of each of the Meetings of the Secured Creditors and Unsecured Creditors. The President of Imperial shall be the Chairman of the Imperial Shareholders' meeting.

Required Majorities

19. The majorities required to pass the special resolution approving the Plan of Arrangement shall be:

(a) 75% of the votes cast by holders of Imperial Shares, voting in person or by proxy;

(b) 66-2/3% of the votes of, and a majority in number of, the Secured Creditors, voting in person or by proxy; and

(c) 66-2/3% of the votes of, and a majority in number of, the Unsecured Creditors, voting in person or by proxy.

20. In addition, the majority required to pass the resolution approving the Arrangement at the Shareholders' Meeting shall be a majority of the votes cast by holders of Imperial Shares excluding Imperial Shares held by certain "related parties" of Imperial, as described in the Information Circular.

Notice of Motion

21. Imperial shall include in the Meeting Materials a copy of this Order and shall make available to any Imperial Shareholder and Affected Creditors requesting same a copy of each of the Notice of Motion and Affidavit #4 of Pierre Lebel (collectively, the "Court Materials") together with any further affidavit material that may be subsequently filed in relation to the application for the Final Order.

22. Service of the Court Materials in accordance with paragraph 9 of this Order, together with service on any party of record in these proceedings in accordance with the Rules of Court, and delivery of requested materials to any Imperial Shareholder of Affected Creditor as contemplated by paragraph 21 of this Order shall constitute good and sufficient service of such Court Materials and other requested materials upon all persons who are entitled to receive the Court Materials and other requested materials pursuant to this Order and no other form of service is required to be made and no other material need be served on such persons in respect of these proceedings.

Dissent Rights

23. Notwithstanding subsection 207(3) of the BCCA, the notice of dissent to the resolution approving the Plan of Arrangement and the share certificates referred to in subsection 207(3) of the BCCA which are required to be delivered to Imperial must be received by Imperial at Imperial's registered office c/o Messrs. Fasken Martineau DuMoulin LLP or the Chairman of the meeting of Imperial Shareholders at or before such meeting.

24. Notice to Imperial Shareholders of the right of dissent with respect to the resolution approving the Plan of Arrangement and to receive, subject to the provisions of the BCCA, the fair value of their Imperial Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular.

Exemption from Formal Valuation Requirements

25. The Petitioners are not required to comply with the formal valuation requirements of section 5.5 of Rule 61 – 501 of the Ontario Securities' Commission and section 5.5 of Policy Q-27 of the Commission des valeurs mobilières du Quebec.

Application for Final Order

26. Upon approval of the Plan of Arrangement at the Meetings in the manner set forth in this Order, Imperial may proceed with an application for a Final Order for approval of the Plan of Arrangement on March 8, 2002 at nine o'clock in the forenoon Vancouver Time or such later date as is communicated to the Imperial Shareholders and the Affected Creditors.

Other Matters

27. If the application for the Final Order for Approval of the Plan of Arrangement is adjourned, only those parties appearing before the Court on this application shall have notice of the adjourned date.

28. Service of notice of this application on any person except for those persons who have appeared to this proceeding as at the date of this Order is hereby dispensed with.

29. Imperial, Mount Polley Mining Corporation and Mount Polley Holding Company Limited are entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Honourable Court may direct.

BY THE COURT

"Mr. Justice Tysoe"
DISTRICT REGISTRAR

APPROVED AS TO FORM

"Michael Fitch"
Counsel for the Petitioners

No. L013290
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT* ACT R.S.C. 1985, c. C-36

AND

IN THE MATTER OF THE *COMPANY ACT*, R.S.B.C. 1996, c.62

AND

IN THE MATTER OF IMPERIAL METALS CORPORATION, MOUNT POLLEY MINING CORPORATION, and MOUNT POLLEY HOLDING COMPANY LIMITED

Petitioners

INTERIM ORDER

FASKEN MARTINEAU DuMOULIN LLP
Barristers & Solicitors
2100 - 1075 West Georgia Street
Vancouver, B.C., V6E 3G2
604 631 3131

Counsel: Michael A. Fitch, Q.C.
Matter No: IMP00135

APPENDIX "D"

SECTION 207 OF THE BCCA

Pursuant to the Interim Order, Imperial Shareholders have the right to dissent to the Arrangement. Such right of dissent is described in the Information Circular. See "Dissenting Shareholders" for full details of the right to dissent and the procedure for compliance with the right of dissent. The full text of Section 207 of the Act is set forth below. Note that certain provisions of Section 207 have been modified by the Interim Order attached to the Information Circular as Appendix "C".

Dissent Procedure

207. (1) If,

a) being entitled to give notice of dissent to a resolution as provided in Section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

b) the resolution referred to in paragraph (a) is passed, and

c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

b) the share certificates representing all of those shares,

c) and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

c) join in the application any other dissenting member who has complied with subsection (3), and

d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the prices to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

b) may not withdraw the requirement to purchase the shares, unless the company consents, and

c) until the dissenting member is paid in full, may exercise and asset all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

APPENDIX "E"

IMPERIAL HISTORICAL FINANCIAL STATEMENTS

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Directors of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
March 28, 2001 (except for Notes 2, 3 and 23 for which the date is January 18, 2002)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to examine the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non-management Directors, meets with management and the external auditors to satisfy itself that management responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

Pierre B. Lebel
President

André H. Deepwell
Chief Financial Officer

March 28, 2001

IMPERIAL METALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
ASSETS			
Current Assets			
Cash and cash equivalents	$2,545,316	$1,760,192	$3,661,705
Marketable securities [Market value – September 30, 2001- $2,850,328; December 31, 2000 - $3,501,315; December 31, 1999 - $1,580,147	2,474,588	3,322,957	1,558,377
Accounts receivable	14,162,752	9,822,439	11,078,739
Inventory (Note 6)	5,838,941	7,103,812	5,110,653
	25,021,597	22,009,400	21,409,474
Investments (Note 7)	1,705,135	1,855,856	2,012,754
Mineral Properties (Notes 4 and 8)	73,797,651	86,718,250	115,021,231
Future Site Reclamation Deposits	7,642,193	5,531,246	5,358,775
Other Assets (Note 9)	7,276,084	4,725,759	5,687,139
	$115,442,660	$120,840,511	$149,489,373
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$16,050,467	$20,194,076	$14,204,932
Short term debt (Note 10)	6,624,537	358,000	2,431,762
Current portion of limited recourse long term debt (Notes 4 and 11)	27,745,019	5,497,726	9,640,992
Current portion of other long term debt (Notes 4 and 11)	4,400,000	262,740	184,504
	54,820,023	26,312,542	26,462,190
Limited Recourse Long Term Debt and Accrued Interest (Notes 4 and 11)	48,360,209	69,267,224	98,986,131
Other Long Term Debt (Notes 4 and 11)	-	4,650,000	4,432,698
Convertible Debentures (Note 12)	2,602,832	-	-
Other Long Term Liabilities	-	1,753,665	1,822,143
Future Site Reclamation Costs	8,135,576	9,613,775	6,085,331
	113,918,640	111,597,206	137,788,493
SHAREHOLDERS' EQUITY			
Share Capital (Note 13)	17,351,572	17,320,462	17,258,846
Share Purchase Warrants (Note 13)	303,177	303,177	511,847
Equity Component of Convertible Debentures (Note 12)	2,188,029	-	-
Deficit	(18,318,758)	(8,380,334)	(6,069,813)
	1,524,020	9,243,305	11,700,880
	$115,442,660	$120,840,511	$149,489,373

Continuing Operations and Subsequent Events (Notes 2 and 23)

Approved by the Board:

N. Murray Edwards
Director

Pierre B. Lebel
Director

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Nine Months Ended September 30 (Unaudited)		Year Ended December 31		
	2001	2000	2000	1999	1998
REVENUES					
Mineral, net of royalties	$93,285,693	$68,458,660	$91,840,310	$95,930,560	$93,627,704
Other	2,170,484	1,872,676	2,593,830	2,157,237	1,073,529
	95,456,177	70,331,336	94,434,140	98,087,797	94,701,233
EXPENSES					
Mineral production, treatment and transportation	83,327,363	56,681,906	76,412,958	76,375,487	73,534,228
Depletion, depreciation and amortization	10,760,858	9,196,181	13,516,005	12,327,998	12,411,789
Administration	645,354	1,024,073	1,306,376	1,354,854	1,345,327
Capital taxes	131,118	167,648	170,824	482,730	(10,141)
Interest on long term debt	4,371,583	7,045,005	9,763,508	8,522,302	8,927,889
Other interest	920,106	656,139	967,308	917,568	325,198
Foreign exchange loss on long term debt	1,408,727	1,158,435	1,416,636	342,240	2,228,502
Other foreign exchange loss	638,019	34,173	459,364	206,838	2,687,687
	102,203,128	75,963,560	104,012,979	100,530,017	101,450,479
OPERATING LOSS	6,746,951	5,632,224	9,578,839	2,442,220	6,749,246
Deduct (Add)					
Equity loss in affiliates	77,449	412,700	360,017	116,766	3,634,229
Gain on sale of investments	(648,610)	(289,269)	(343,746)	-	-
Gain on restructuring of interest in Mount Polley Mine and related long term debt (Note 4)	-	-	(9,034,665)	-	-
Loss on sale of interest in joint venture	-	-	-	930,227	-
Mount Polley mineral property writedown, net of cost reductions resulting from suspension of mining and milling operations (Note 8)	2,835,597	-	-	-	-
Writedown of mineral properties	-	-	84,567	1,835,339	30,592,042
Writedown of marketable securities	692,628	264,908	1,541,702	153,443	-
Other	(231,409)	(368,735)	(154,863)	(50,185)	40,034
	2,725,655	19,604	(7,546,988)	2,985,590	34,266,305
LOSS BEFORE TAXES	9,472,606	5,651,828	2,031,851	5,427,810	41,015,551
Income and mining taxes (Note 14)	465,818	380,933	487,340	642,003	473,883
NET LOSS	9,938,424	6,032,761	2,519,191	6,069,813	41,489,434
Deficit, Beginning of Period	8,380,334	6,069,813	6,069,813	46,615,103	5,125,669
Deficit offset against share capital on reduction of capital (Note 13)	-	-	-	(46,615,103)	-
Transfer to deficit of value of Expired warrants (Note 13)	-	-	(208,670)	-	-
Deficit, End of Period	$18,318,758	$12,102,574	$8,380,334	$6,069,813	$46,615,103
Loss Per Share (Note 15)	$0.12	$0.08	$0.03	$0.08	$0.56

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine Months Ended September 30 (Unaudited)		Year Ended December 31		
	2001	2000	2000	1999	1998
OPERATING ACTIVITIES					
Net (loss)	$(9,938,424)	$(6,032,761)	$(2,519,191)	$(6,069,813)	$(41,489,434)
Items not affecting cash flows					
Depletion, depreciation and amortization	10,760,858	9,196,181	13,516,005	12,327,998	12,411,789
Equity loss in affiliates	77,449	412,700	360,017	116,766	3,634,229
Gain on sale of investments	(648,610)	(289,269)	(343,746)	-	-
Gain on restructuring of interest in Mount Polley Mine and related long term debt	-	-	(9,034,665)	-	-
Loss on sale of interest in joint venture	-	-	-	930,227	-
Mount Polley mineral property writedown, net of cost reductions	2,835,597	-	-	-	-
Writedown of mineral properties	-	-	84,567	1,835,339	30,592,042
Foreign exchange loss on long term debt	1,408,727	1,158,435	1,416,636	342,240	2,228,502
Accrued interest on long term debt	3,608,305	3,676,666	5,025,558	7,096,021	-
Other	729,977	(54,619)	414,529	1,453,872	902,016
	8,833,879	8,067,333	8,919,710	18,032,650	8,279,144
Net change in non-cash operating balances (Note 22)	4,121,120	3,320,841	5,031,949	(4,592,894)	827,303
Cash provided by operating activities	12,954,999	11,388,174	13,951,659	13,439,756	9,106,447
FINANCING ACTIVITIES					
Repayment of long term debt	(6,084,590)	(4,329,957)	(4,562,861)	(7,469,771)	(6,635,644)
Increase in long term debt	-	200,000	1,798,046	4,690,613	-
Convertible debentures, net of issue costs of $82,301 (Note 12)	4,587,699	-	-	-	-
(Decrease) increase in other long term liabilities	(1,753,665)	(551,985)	(807,127)	1,073,155	875,680
Issue of common shares	31,110	32,126	61,616	164,543	5,011,927
Cash (used in) financing activities	(3,219,446)	(4,649,816)	(3,510,326)	(1,541,460)	(748,037)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	9,735,553	6,738,358	10,441,333	11,898,296	8,358,410
INVESTMENT ACTIVITIES					
Cost of acquisitions, net of cash deficiency of $nil (1999-$161,875; 1998-cash acquired of $1,557,133)	-	-	-	161,875	(1,214,929)
Acquisition and development of properties	7,759,285	9,982,193	13,112,620	11,888,990	9,837,221
Other	1,191,144	(611,469)	(769,774)	(1,000,382)	(55,544)
Cash used in investment activities	8,950,429	9,370,724	12,342,846	11,050,483	8,566,748
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	785,124	(2,632,366)	(1,901,513)	847,813	(208,338)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	1,760,192	3,661,705	3,661,705	2,813,892	3,022,230
CASH AND CASH EQUIVALENTS END OF PERIOD	$2,545,316	$1,029,339	$1,760,192	$3,661,705	$2,813,892

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine Months Ended September 30 (Unaudited)		Year Ended December 31		
	2001	2000	2000	1999	1998
OTHER CASH FLOW INFORMATION					
Interest expense paid	$1,420,580	$2,548,557	$3,048,008	$5,319,117	$7,335,372
Interest income received	$530,358	$418,557	$769,538	$553,907	$519,111
Taxes paid	$384,951	$301,676	$240,271	$691,010	$363,123

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

In conjunction with the restructuring of the long term debt on the existing 52.5% joint venture interest (Note 11(a)), the Company acquired, effective December 31, 2000, the remaining 47.5% interest in the Mount Polley Joint Venture in exchange for assuming all the assets and liabilities of the joint venture as described in Note 4.

During the year ended December 31, 1999 the Company issued 1,880,000 common shares at an ascribed value of $0.50 per share in exchange for the acquisition of a subsidiary (Note 5(a)) and 100,000 common shares at an ascribed value of $0.50 per share in exchange for the acquisition of an interest in a mineral property.

During the year ended December 31, 1999 the Company issued 3,500,000 share purchase warrants at their fair value of $511,847 at the date of grant (Note 13).

During the year ended December 31, 1999 the Company acquired two mineral properties, a 50% interest in the Sterling Mine Joint Venture and common shares of Cathedral Gold Corporation as repayment by Cathedral Gold Corporation of all amounts owing to the Company on the line of credit Agreement (Note 5(b)).

During the year ended December 31, 1999 the Company sold a 2.5% interest in the Mount Polley Joint Venture with a book value of $2,368,164 in exchange for cash of $119,967 and a reduction in short term debt in the amount of $1,317,970.

During the year ended December 31, 1998 the Company issued 12,498,763 common shares at an ascribed value of $1.00 per share in exchange for the mining operations of Princeton Mining Corporation (Note 5(c)).

IMPERIAL METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information as at September 30, 2001 and for the
Nine Months Ended September 30, 2001 and 2000 is Unaudited

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Interim Financial Statements

The accompanying unaudited interim financial statements as at September 30, 2001 and for the nine months ended September 30, 2001 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management these financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. The results of operation for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all its wholly owned subsidiaries and partnerships.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Investments are written down when a permanent and significant decline in their value has occurred.

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

Inventory

Gold, copper and molybdenum concentrates are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

Mineral Properties

Producing Mining Property, Plant and Equipment

Producing mining property, plant and equipment is carried at cost less accumulated depletion and depreciation. Depletion and depreciation are computed primarily by property on the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost at September 30, 2001 of $11,308,648 (December 31, 2000 - $10,510,351; December 31, 1999 - $7,009,766; December 31, 1998 - $6,937,025) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	3-8 years
Office, computer and communications equipment	3-10 years
Mobile mine equipment held under lease	3 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

The Company recognizes writedowns for impairment where the carrying values of producing mining property, plant and equipment exceeds its estimated long-term net realizable value.

Pre-production and Exploration Properties
The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for mine development and plant construction, and operating costs, net of revenues, prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Future Site Reclamation Costs
The estimated costs for reclamation of producing resource properties are accrued and charged to operations over commercial production based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing resource properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated. Actual site reclamation costs will be deducted from the accrual.

Income Taxes
Effective January 1, 2000, the Company adopted the new accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants, whereby the Company accounts for income taxes using the future income tax method of accounting. Under this method future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

This accounting change has been applied retroactively. However, and as permitted by Canadian generally accepted accounting principles, the financial statements for prior periods have not been restated as this change did not have any effect on the recorded amounts in the financial statements as the amount of the future income tax asset would have been offset by a valuation allowance at December 31, 2000, 1999 and 1998.

Debt Issue Costs
Debt issue costs are capitalized and amortized over the term of the debt to which they relate.

Revenue Recognition
Estimated revenue, based upon prevailing metal prices, is recorded in the financial statements when the concentrates are loaded on trucks or rail cars for shipment to a smelter. The estimated revenue is subject to adjustment upon final settlement, which is usually four to five months after the date of shipment.

These adjustments reflect changes in metal prices, changes in currency rates and changes in quantities arising from final weight and assay calculations. When recording this estimated revenue, the Company makes a provision for these potential adjustments.

Hedge Contracts
The Company may enter into contracts as a hedge against currency and commodity price fluctuations for a portion of anticipated revenue and production. Any gains or losses on these contracts are recorded in sales when the hedged production is delivered and/or related revenue recognized.

Joint Ventures
A portion of the Company's exploration and operating activities is conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

IMPERIAL METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information as at September 30, 2001 and for the
Nine Months Ended September 30, 2001 and 2000 is Unaudited

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occurred except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income except for exchange gains and losses on long term monetary items which are deferred and amortized over the remaining life of the monetary item.

Segmented Information

The Company operates substantially in Canada and in one segment, the mining industry.

Share Based Compensation Plans

The Company has two share based compensation plans, which are described in Note 13. No compensation expense is recognized for the plans when shares or share options are issued to directors, officers and employees. Any consideration paid by directors, officers and employees on exercise of share options or purchase of shares is credited to share capital. Compensation expense is determined when stock options are issued to non-employees and non-directors and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

Earnings Per Share

During the nine months ended September 30, 2001, the Company retroactively adopted the treasury stock method for the calculation of fully diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard. The impact of this change in accounting policy on the current and comparative fully diluted earnings per share was not material.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. CONTINUING OPERATIONS AND SUBSEQUENT EVENTS

These financial statements have been prepared on the basis that the Company is a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the nine months ended September 30, 2001 the Company recorded a net loss of $9,938,424 (year ended December 31, 2000 - $2,519,191) principally as a result of the continued depressed state of metal prices. In addition, at September 30, 2001 the Company owes a total of $9.1 million of non project debt inclusive of a $4.7 million secured debenture. Cash flow, exclusive of Mount Polley and Huckleberry operations, may not be sufficient to repay these loans as scheduled.

On November 23, 2001 the Company voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan applies to the Company and two of its wholly owned subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited (collectively the "Petitioners").

Under the Plan, it will be proposed that the Company divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets will be retained in the Company and a new company, to be owned by the shareholders of the Company, will be established to hold the mining assets.

As part of the Plan, it will be proposed that the convertible debentures (Note 12) and a portion of the long term debt (Notes 11(g) and (h)) will be exchanged for common shares. The unsecured creditors of the Petitioners owed less than $5,000 will receive cash in full payment of amounts owed, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt.

It is expected the Plan will be presented to a meeting of the Company's shareholders and debtholders in March 2002 for formal approval. Implementation of the Plan will be subject to court and regulatory approval.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is also dependent upon confirmation and successful completion of the Plan, future profitable operations, the ability to generate sufficient cash from operations and the ability to obtain financing arrangements to meet obligations.

3. CONTINUING OPERATIONS OF HUCKLEBERRY MINES LTD.

In 1998 the Company acquired a 60% interest and joint control of Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The Company recognizes its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements.

As a result of the depressed metal prices in 1998, Huckleberry could not meet all of its scheduled obligations at December 31, 1998 for payment of interest on long term debt with its lenders (Notes 11(c) and (e) (the "Lenders")). As a result, Huckleberry negotiated a financial restructuring package in March 1999, which, among other provisions, resulted in a deferral of all principal and interest payments during 1999 on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan and after April 1, 1999 on the Huckleberry Mine Working Capital Loan. For the year 2001, payments of principal and interest will be dependent on available cash. At December 31, 2000, Huckleberry's aggregate long term debt and accrued interest amounted to $132 million of which the Company's share is $66 million.

On January 1, 2002 Huckleberry was obligated to repay the portion of the long term debt and all accrued unpaid interest thereon which was deferred as part of the financial restructuring package. On December 27, 2001 the repayment date on the Huckleberry Mine Construction Loan, with an aggregate balance of approximately $49.9 million originally due January 2, 2002, was extended to March 31, 2002. The remaining principal and interest payment required by Huckleberry on March 31, 2002 on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan is estimated to be approximately US$32.5 million and Cdn$13.5 million, respectively. Huckleberry's ability to meet or renegotiate this obligation as it comes due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry were unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to the Company's share of Huckleberry's carrying value of assets and liabilities at September 30, 2001 in the amount of $67,012,015 and $76,528,868 (December 31, 2000 in the amount of $67,573,546 and $70,631,332), respectively, and the balance sheet classifications used.

4. REORGANIZATION OF INTEREST IN MOUNT POLLEY MINE AND SETTLEMENT OF RELATED DEBT

The Company's previous 52.5% joint venture interest in the Mount Polley mining property, plant and equipment and related assets and liabilities (the "Mount Polley Net Assets") were financed by the Mount Polley Construction Loan ("the Mount Polley Loan") which was secured by such assets on a non-recourse basis. The other 47.5% interest in the joint venture was owned and ultimately controlled by the entity which provided the Mount Polley Loan. During the year ended December 31, 2000 the Company defaulted on its principal repayment obligations under the Mount Polley Loan giving the lender the right to realize on its security and acquire 100% of the Mount Polley Net Assets.

Pursuant to an agreement effective December 31, 2000, the Company agreed to acquire the 47.5% interest it did not previously own in the Mount Polley Net Assets and settle the amount owing under the Mount Polley Loan. As a result of this restructuring, the Company agreed to make payments of up to $11.5 million (secured on a non-recourse basis), certain of which are contingent upon the continuing operation of the Mount Polley mine as described in Note 11(a), and assume all mine reclamation costs and other costs incurred in respect of the operations of the Mount Polley Mine. Following this restructuring the obligations relating to the Company's 100% interest in the Mount Polley Net Assets comprised the following:

8. MINERAL PROPERTIES

	September 30, 2001 (Unaudited)		
	Cost	Accum Depletion, Depreciation & Writedowns	Net Book Value
Producing mining property, plant and equipment			
Mineral properties	$30,847,425	$25,830,659	$5,016,766
Buildings, machinery and equipment	97,414,792	65,979,166	31,435,626
Tailings and reclaim facilities	39,185,375	19,678,166	19,507,209
Mobile mine equipment and vehicles	13,691,237	8,737,972	4,953,265
Land	70,490	-	70,490
	181,209,319	120,225,963	60,983,356
Exploration Properties			
Acquisition and exploration costs	14,791,910	1,977,615	12,814,295
	$196,001,229	$122,203,578	$73,797,651

			December 31 2000	December 31 1999
	Cost	Accum Depletion, Depreciation & Writedowns	Net Book Value	Net Book Value
Producing mining property, plant and equipment				
Mineral properties	$30,216,282	$22,752,071	$7,464,211	$17,202,930
Buildings, machinery and equipment	96,737,076	56,829,418	39,907,658	61,719,383
Tailings and reclaim facilities	35,280,121	14,894,808	20,385,313	18,386,581
Mobile mine equipment and vehicles	12,896,437	6,122,710	6,773,727	6,097,407
Land	70,490	-	70,490	70,490
	175,200,406	100,599,007	74,601,399	103,476,791
Exploration Properties				
Acquisition and exploration costs	14,085,783	1,968,932	12,116,851	11,544,440
	$189,286,189	$102,567,939	$86,718,250	$115,021,231

Effective September 30, 2001 the Company recorded a writedown of $2,835,597 of its producing property, plant and equipment, net of related cost reductions, at the Mount Polley mine as a result of the suspension of mining operations.

Details of this writedown were as follows:

Writedown of mineral properties	$8,873,049
Less:	
Recovery of accrued wages previously deferred	(1,544,402)
Reduction in anticipated future site restoration costs	(1,812,187)
Reduction in provision for equipment maintenance	(2,680,863)
	$2,835,597

IMPERIAL METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information as at September 30, 2001 and for the
Nine Months Ended September 30, 2001 and 2000 is Unaudited

9. OTHER ASSETS

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Loan receivable	$1,250,000	$1,250,000	$1,250,000
Equipment and leasehold improvements	173,872	197,717	236,054
Oil and natural gas properties	1,774,286	808,405	910,204
Debt issue costs	38,811	-	680,950
Deferred foreign exchange	4,039,115	2,469,637	2,609,931
	$7,276,084	$4,725,759	$5,687,139

The loan receivable represents the other venturers' share of a credit facility provided by the Company to its 50% investee, Huckleberry. Interest on the loan is calculated at bank prime rate plus 1.2% and the loan is secured by a $2.5 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry. Repayments of principal, and payment of interest, are due June 30th and December 30th of each year and are subject to available cash flow. Based on expected cash flows for the year 2001 none of this loan has been classified as current.

10. SHORT TERM DEBT

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
(a) Concentrate advance facility of $10 million (December 31, 2000 and 1999 - $7 million) from a former joint venture partner of the Mount Polley Mine repayable on demand with interest at bank prime rate plus 1% and secured by a first charge on the Company's interest in concentrate from the Mount Polley Mine.	$6,624,537	$358,000	$ -
(b) Advances from certain shareholders of Huckleberry to Huckleberry of US$1,650,330 repayable on demand with interest at 6 month Libor rate plus a 0.5% (6.67% at December 31, 1999) and secured by a first charge on Huckleberry's concentrate.	-	-	2,431,762
	$6,624,537	$358,000	$2,431,762

11. LONG TERM DEBT

	Note	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Mount Polley Mine Construction Loan	(a)	$5,197,188	$10,071,570	$50,188,008
Mount Polley Mine Conditional Sales Agreement	(b)	-	262,740	317,202
		5,197,188	10,334,310	50,505,210
Huckleberry Mine Construction Loan	(c)	47,370,000	45,006,000	43,299,000
Huckleberry Mine Working Capital Loan	(d)	-	-	1,353,094
Huckleberry Mine Infrastructure Loan	(e)	7,248,763	7,248,763	7,248,763
Huckleberry Mine Conditional Sales Agreement	(f)	702,554	1,023,887	-
Huckleberry Mine Capital Lease		-	-	299,906
Huckleberry Mine Accrued Interest		15,586,723	11,414,730	6,238,352
		70,908,040	64,693,380	58,439,115
Credit facility	(g)	3,000,000	3,000,000	3,000,000
Advances payable	(h)	1,400,000	1,650,000	1,300,000
		4,400,000	4,650,000	4,300,000
		80,505,228	79,677,690	113,244,325
Less portion due within one year		(32,145,019)	(5,760,466)	(9,825,496)
		$48,360,209	$73,917,224	$103,418,829
Total long term debt consists of:				
Limited recourse long term debt and accrued interest		$76,105,228	$74,764,950	$108,627,123
Other long term debt		4,400,000	4,912,740	4,617,202
		$80,505,228	$79,677,690	$113,244,325

The Huckleberry Mine loans, lease and accrued interest represent the Company's 50% interest in Huckleberry and are repayable solely by Huckleberry.

The financial restructuring package for Huckleberry (the "Huckleberry Plan"), includes a revised interest and debt repayment schedule for the years 1999 to 2001. The Huckleberry long term debt is non-recourse to the Company. The debt has been classified as current and non-current based on expected cash flows for the year 2001.

Minimum principal payments, including accrued interest, due in the next five years and thereafter are as follows:

	US$ Denominated Loans	Cdn$ Denominated Loans	Cdn$ Total
Year ended December 31, 2001	US$496,599	Cdn$5,015,469	$5,760,465
Year ended December 31, 2002	13,879,088	11,002,741	31,074,049
Year ended December 31, 2003	2,001,000	1,895,671	4,897,571
Year ended December 31, 2004	2,999,000	1,959,762	6,458,862
Year ended December 31, 2005	2,999,000	2,029,800	6,528,900
Thereafter	14,997,000	2,459,344	24,957,843
	US$36,871,687	Cdn$24,362,787	$79,667,690

In the event that during the year 2001 the cash flow of Huckleberry exceeds certain specified levels described in the Huckleberry Plan, principal and interest payments of up to US$11,017,050 and Cdn$4,517,454 due on January 1, 2002 will be due during the current year.

(a) Mount Polley Mine Construction Loan

Loan from a company related to the former joint venture partner of the Mount Polley Mine in the amount of Cdn$5,197,188 (December 31, 2000 – Cdn$10,071,570; December 31, 1999 – US$34,775,271) with interest accreting at 7% per annum (interest at 6 month Libor rate plus 1.5% (7.3825%) at December 31, 1999) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley Mine. An agency fee of 0.5% was also payable on the outstanding loan balance to November 30, 2000.

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Payments due January and March 2001	$ -	$4,500,000	$ -
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. Any payments deferred due to non- operation of the mine and mill are carried forward to the ensuing month. If the Company has not paid the sum of $7.0 million by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	6,300,000	7,000,000	-
Obligation outstanding at December 31, 1999	-	-	50,188,008
	6,300,000	11,500,000	50,188,008
Less portion representing interest at 7% per annum	(1,102,812)	(1,428,430)	-
	5,197,188	10,071,570	50,188,008
Less portion due within one year	-	(5,015,469)	(7,987,992)
	$5,197,188	$5,056,101	$42,200,016

As a result of the suspension of mining and milling operations at the Mount Polley Mine effective September 30, 2001 the repayment dates on this debt are not determinable.

During the year ended December 31, 2000 the Lender amended and restructured the loan as described in Note 4. During the year ended December 31, 1999 the Lender agreed to amend the repayment terms in exchange for a share purchase warrant entitling the Lender to acquire up to 2,000,000 common shares of the Company until December 31, 2002 at a price of $1.00 per share if exercised on or prior to December 31, 2001, and $1.25 per share if exercised thereafter.

(b) Mount Polley Mine Conditional Sales Agreement

Conditional sales agreement for US$nil (December 31, 2000 – US$175,137; December 31, 1999 – US$219,790) repayable in monthly installments of US$nil (December 31, 2000 – US$22,650; December 31, 1999 - US$11,891) with interest at 9.167% secured by a registered charge on certain mobile mining equipment.

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Amount payable	$ -	$262,740	$317,202
Less portion due within one year	-	(262,740)	(184,504)
	$ -	$ -	$132,698

(c) Huckleberry Mine Construction Loan
Loan from a consortium of shareholders of Huckleberry in the amount of US$30,000,000 at September 30, 2001 (December 31, 2000 – US$30,000,000; December 31, 1999 – US$30,000,000) with interest at the 6 month Libor rate plus 1.2% (3.86% at September 30, 2001; 7.62% at December 31, 2000; 7.30% at December 31, 1999) secured by a first fixed charge on all assets which comprise, are utilized primarily in connection with, or are necessary for the operation of the Huckleberry Mine, except for those components financed by the loan from the Huckleberry Mine Infrastructure Loan (Note 11(e)), in which case the Lenders have a second fixed charge. In addition, the Lenders hold a floating charge over all other assets of Huckleberry. Repayments for the year 2001 are governed by the Huckleberry Plan and are subject to available cash flow with repayment amounts escalating thereafter. Based on expected cash flows for the year 2001 none of this debt has been classified as current at December 31, 2000.

(d) Huckleberry Mine Working Capital Loan
Loan from a shareholder of Huckleberry in the amount of US$ nil at September 30, 2001 (December 31, 2000 – US$nil; December 31, 1999 – US$937,500) with interest at the 6 month Libor rate plus 1.2%, secured by a US$10 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry, subordinated to both the Huckleberry Mine Construction Loan and Huckleberry Mine Infrastructure Loan.

(e) Huckleberry Mine Infrastructure Loan
Loan in the amount of $7,248,763 at September 30, 2001 (December 31, 2000 - $7,248,763; December 31, 1999 - $7,248,763) with interest calculated at a bank prime rate (5.25% at September 30, 2001; 7.5% at December 31, 2000; 6.5% at December 31, 1999) until November 3, 1999 and subsequent to that date at bank prime rate plus 4% for any period during which the average London Metal Exchange ("LME") copper price is less than US$1.20/lb and at bank prime rate plus 6% for any period during which the average LME copper price is equal to or greater than US$1.20/lb. Collateral for the debt is provided by a specific and first charge over the project components financed by the loan and a floating charge over all other assets of the Huckleberry Mine, subordinated to the claims of the Huckleberry Mine Construction Loan and Huckleberry Mine Working Capital Loan. Repayments for the year 2001 are governed by the Huckleberry Plan and are subject to available cash flow with repayment amounts escalating thereafter. Based on expected cash flows for the year 2001 none of this debt has been classified as current at December 31, 2000.

(f) Huckleberry Mine Conditional Sales Agreement
Conditional sales agreement for US$444,936 at September 30, 2001 (December 31, 2000 – US$682,500; December 31, 1999 – US$nil) repayable in monthly installments of US$32,022 with interest at 11.667% secured by a registered charge on certain mobile mining equipment.

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Amount payable	$702,554	$1,023,887	$ -
Less portion due within one year	(553,769)	(482,258)	-
	$148,785	$541,629	$ -

Principal repayments due in the next two years as follows:

Year ended December 31, 2001	US$321,462
Year ended December 31, 2002	US$361,038

(g) Credit Facility
Credit facility of $3 million from a company controlled by a director, repayable on January 1, 2002 with interest at 10% per annum secured by a pledge of the Company's interest in zed.*i* solutions inc. (formerly Colony Pacific Explorations Ltd.) (Note 7) and shares of the Company's wholly owned subsidiary, Silvertip Mining Corporation. During the year ended December 31, 1999 the Company granted 1,500,000 share purchase warrants in connection with this facility (Note 12).

(h) Advances Payable

Advances of $1,400,000 at September 30, 2001 (December 31, 2000 - $1,650,000; December 31, 1999 - $1,300,000) from companies controlled by a director, repayable on January 1, 2002 with interest at 10% per annum. Advances totaling $1,000,000 are secured by a pledge of the Company's oil and natural gas assets and the balance is unsecured.

12. CONVERTIBLE DEBENTURES

During the nine months ended September 30, 2001 the Company issued subordinated secured convertible debentures with a face value of $4,670,000 that mature on January 31, 2006. The debentures are secured by a floating charge on all property of the Company, subordinated to all senior security holders and bear interest at 8% per year with interest payable quarterly, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $0.25 per common share.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity. These components have been measured at their respective fair values on the date the convertible debentures were issued.

The components of the convertible debentures are as follows:

	September 30, 2001 (Unaudited)	Issue Date April 11, 2001 (Unaudited)
Debt component	$2,602,832	$2,442,719
Equity component (net of financing costs of $39,252)	$2,188,029	$2,188,029

The debt component of the convertible debenture will be accreted to the $4,670,000 maturity value of the instrument through the recording of additional interest expense over the term of the convertible debenture.

Existing shareholders of the Company purchased $3,420,000 of the convertible debentures.

13. SHARE CAPTIAL

Authorized

1,000,000	Class A non-voting 6% cumulative preferred shares with a par value of $5 each.
1,000,000	Class B non-voting cumulative preferred shares with a par value of $10 each, convertible and redeemable at par.
500,000,000	Common shares with no par value.

	September 30 2001 (Unaudited)		December 31 2000		December 31 1999	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares						
Balance, beginning of period	80,536,385	$17,320,462	80,314,951	$17,258,846	78,147,146	$62,769,406
Issued pursuant to employee share purchase plan	137,763	31,110	221,434	61,922	187,805	70,853
Issued on acquisition of subsidiary (Note 4(a))	-	-	-	-	1,880,000	940,000
Issued for mineral property interest	-	-	-	-	100,000	50,000
Additional share consideration (repaid) earned on flow through shares issued in prior years	-	-	-	(306)	-	43,690
Deficit offset against share capital on reduction of capital	-	-	-	-	-	(46,615,103)
Balance, end of period	80,674,148	$17,351,572	80,536,385	$17,320,462	80,314,951	$17,258,846

On December 17, 1999 the Registrar of Companies of the Province of British Columbia approved a reduction in the share capital of the Company of $46,615,103 being the amount of the accumulated deficit incurred to December 31, 1998.

The Company acquired the mining assets of Princeton Mining Corporation ("Princeton") in 1998. At September 30, 2001 options to purchase 16,352 common shares of the Company were outstanding to the former directors, officers, and employees of Princeton and affiliates at prices ranging from $3.01 to $5.34 per share.

At December 31, 2000 the Company has two share based compensation plans, which are described below.

Share Option Plan

Under the Amended and Restated Share Option Plan (2000), the Company may grant options to its employees for up to 6,756,500 common shares. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a five year period.

A summary of the status of the Company's share option plan as of September 30, 2001, December 31, 2000 and 1999 and changes during the periods ending on those dates is presented below:

	Nine Months Ended September 30 2001 (Unaudited)		Year Ended December 31 2000		Year Ended December 31 1999	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	6,664,000	$0.59	5,829,000	$0.89	5,760,000	$0.89
Granted	225,000	$0.30	3,240,000	$0.35	75,000	$0.50
Exercised	-	-	-	-	-	-
Forfeited	(314,000)	$0.55	(2,405,000)	$1.09	(6,000)	$1.05
Outstanding at end of period	6,575,000	$0.58	6,664,000	$0.59	5,829,000	$0.88
Options exercisable at end of period	4,530,500	$0.67	3,911,000	$0.70	5,129,000	$0.85

The following table summarizes information about the share options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average ExercisePrice
$0.35 to $0.66	5,589,000	3.7 years	$0.47	3,125,000	$0.56
$0.88	225,000	2.0 years	$0.88	135,000	$0.88
$1.02 to $1.28	487,500	2.7 years	$1.12	361,000	$1.13
$1.60	362,500	5.2 years	$1.60	290,000	$1.60
	6,664,000	3.7 years	$0.59	3,911,000	$0.70

The following table summarizes information about the share options outstanding at September 30, 2001:

	Options Outstanding (Unaudited)			Options Exercisable (Unaudited)	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average ExercisePrice
$0.30 to $0.66	5,500,000	2.8 years	$0.47	3,632,000	$0.53
$0.88	225,000	1.3 years	$0.88	180,000	$0.88
$1.02 to $1.28	432,500	1.5 years	$1.10	356,000	$1.10
$1.60	362,500	4.5 years	$1.60	362,500	$1.60
	6,575,000	2.8 years	$0.58	4,530,500	$0.67

Employee Share Purchase Plan
Under the Amended and Restated Employee Share Purchase Plan (1997) full time salaried employees of the Company or any of its subsidiaries who have been continuously employed by the Company or any of its subsidiaries for at least six consecutive months can choose each year to have up to five percent of their annual base earnings withheld to purchase the Company's common shares. The Board of Directors of the Company, upon recommendation of the President of the Company, shall have the right in its absolute discretion to waive such six month period or refuse any employee or group of employees the right of participation or continued participation in the Plan.

The Company contributes an amount equal to the employees' contribution subject to the Company contribution being limited to 1,500,000 common shares in total, with an annual limit of 300,000 common shares.

The purchase price of each share is the greater of the closing price of the shares on The Toronto Stock Exchange at the end of each pay period for that quarter and the weighted average trading price five days prior to the end of each pay period.

The Company may issue shares from its treasury or purchase shares in the market for delivery to the employees.

During the nine months ended September 30, 2001 the Company issued 137,763 shares (year ended December 31, 2000 – 221,434 shares; year ended December 31, 1999 – 187,805 shares) from treasury and purchased 137,791 shares (year ended December 31, 2000 – 221,491 shares; year ended December 31, 1999 – 187,864 shares) in the market for delivery to employees.

	September 30 2001 (Unaudited)		December 31 2000		December 31 1999	
Share Purchase Warrants	Number of Shares to be Acquired	Attributed Value	Number of Shares to be Acquired	Attributed Value	Number of Shares to be Acquired	Attributed Value
Balance, beginning of period	2,000,000	$303,177	3,500,000	$511,847	-	$ -
Issued in respect of long term debt (Note 10(a))	-	-	-	-	2,000,000	303,177
Issued in respect of short term debt (Note 10(g))	-	-	-	-	1,500,000	208,670
Expired during the year and transferred to deficit	-	-	(1,500,000)	(208,670)	-	-
Balance, end of period	2,000,000	$303,177	2,000,000	$303,177	3,500,000	$511,847

At December 31, 2000 2,000,000 common share purchase warrants were outstanding to the Mount Polley lender. These share purchase warrants were issued as compensation for rescheduling and extending the repayment terms on the Mount Polley Construction Loan (Note 11(a)) during the year ended December 31, 1999. Each share purchase warrant is exercisable at a price of $1.00 per share until December 31, 2001 and at a price of $1.25 after December 31, 2001 up to December 31, 2002.

At December 31, 2000, the 1,500,000 share purchase warrants issued during the year ended December 31, 1999 pursuant to a revolving credit facility with a company controlled by a Director of the Company (Note 11(g)) expired without being exercised. Each share purchase warrant entitled the holder thereof to purchase one common share of the Company at a price of $1.20 per share exercisable until December 31, 2000.

The Company has estimated the fair value of the warrants at the date of grant using an option pricing model. The fair value is being charged to operations over the initial term of the related debt.

14. INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the net loss before income taxes due to the following reasons:

	December 31 2000		December 31 1999		December 31 1998	
	Amount	%	Amount	%	Amount	%
Loss before taxes:	$2,031,851	100.0	$5,427,810	100.0	$41,015,551	100.0
(Recovery of) taxes thereon at the basic statutory rates	(926,524)	(45.6)	(2,475,081)	(45.6)	(18,703,091)	(45.6)
Increase resulting from:						
Tax losses and future tax assets not recognized in the period they arose	2,291,384	112.8	3,922,000	72.2	20,624,000	50.3
Resource allowance and earned depletion	(1,326,000)	(65.2)	(1,651,000)	(30.4)	(1,975,000)	(4.8)
B.C. mineral taxes	358,000	17.6	443,000	8.2	315,000	0.8
Large corporation taxes	129,000	6.3	182,000	3.4	147,000	0.4
Other	(38,520)	(1.9)	221,084	4.0	65,974	0.1
Income and Mineral Taxes	$487,340	24.0	$642,003	11.8	$473,883	1.2

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets (liabilities) is as follows:

	December 31 2000	December 31 1999
Mineral properties	$48,596,000	$29,586,000
Net operating tax losses carried forward	9,623,000	12,923,000
Other	5,155,000	6,879,000
Less: long term debt	(12,821,000)	-
Net future tax asset	50,553,000	49,388,000
Less: Valuation allowance	(50,553,000)	(49,388,000)
	$ -	$ -

15. LOSS PER SHARE

The loss per common share is calculated on the basis of the weighted average number of common shares outstanding during the nine months ended September 30, 2001 of 80,596,061 (September 30, 2000 - 80,360,127); and the year ended December 31, 2000 - 80,386,458; the year ended December 31, 1999 – 78,878,949; and the year ended December 31, 1998 – 74,308,491.

16. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions and balances with companies subject to significant influence not disclosed elsewhere in these consolidated financial statements are as follows:

	September 30 2001 (Unaudited)	September 30 2000 (Unaudited)	December 31 2000	December 31 1999	December 31 1998
Accounts receivable	$ -	$ 87,388	$ -	$ 20,694	$1,490,383
Accounts payable	$ 1,244	$ -	$ 26,737	$ -	$ -
Other revenue	$ 243,460	$112,440	$123,924	$316,094	$ 319,971

IMPERIAL METALS CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information as at September 30, 2001 and for the
Nine Months Ended September 30, 2001 and 2000 is Unaudited

17. PENSION PLANS

During the year 2000 the Company wound up, at no material gain or loss to the Company, the defined benefit pension plan for certain staff employees of a wholly owned subsidiary.

18. COMPARATIVE FIGURES

Certain of the interim and annual comparative figures have been reclassified to conform with the presentation adopted for these financial statements.

19. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts for the Company's share of joint venture, assets, liabilities and results of operations:

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Balance Sheet			
Cash and cash equivalents	$1,593,233	$1,198,311	$2,899,821
Other current assets	6,786,801	7,815,194	14,863,325
Mineral properties	54,488,472	55,984,767	102,120,308
Other assets	4,143,509	2,575,274	1,069,606
	67,012,015	67,573,546	120,953,060
Accounts payable and accrued charges	(3,269,502)	(3,644,503)	(9,194,678)
Short term debt	-	-	(2,431,762)
Long term debt, current portion	(29,745,020)	(482,257)	(1,653,000)
Long term debt, non current portion	(44,413,020)	(65,461,123)	(57,103,317)
Other liabilities	(1,101,326)	(1,043,449)	(2,746,669)
Net assets	$(9,516,853)	$(3,057,786)	$47,823,634
Statement of Loss			
Revenues	$35,579,095	$51,016,671	$55,728,348
Expenses	42,036,947	53,313,188	55,615,826
(Loss) Income	$(6,457,852)	$(2,296,517)	$112,522
Statement of Cash Flows			
Cash flow from operations	$5,217,618	$10,535,293	$11,381,075
Net change in non-cash operating balances	653,392	(3,046,612)	(2,908,904)
Operating activities	5,871,010	7,488,681	8,472,171
Financing activities	(1,079,047)	(1,311,647)	(2,337,687)
Investment activities	(4,397,041)	(12,500,818)	(8,859,601)
Increase (decrease) in cash and cash equivalents	$394,932	$(6,323,784)	$(2,725,117)

20. CONTINGENT LIABILITIES

During 1998 the Company successfully negotiated an economic plan for both the Mount Polley Mine and Huckleberry Mine sponsored by the Job Protection Commission of British Columbia. Under the terms of the arrangements, which were effective in July 1998, both mines realized cost reductions for a period of two years. Certain of the cost reductions are contingently repayable in the event that commodity prices and exchange rates exceed specified levels during each calendar quarter. Assistance has been recorded as a reduction in the related cost where it is not repayable or is contingently repayable as described above. Costs for which only the related payment has been deferred are recorded as expenses in the current period with the related liability disclosed as current or long term depending on the anticipated date of repayment. The maximum contingency repayable at September 30, 2001 is $10,170,575 (December 31, 2000 - $10,170,575) and the obligation to make payments will cease in July 2003.

As a result of the suspension of operations at the Mount Polley mine the Company has recorded a recovery of deferred salary and wage accruals, that were previously recorded as liabilities, totaling $1,544,402 as a reduction in the writedown and estimated net closure costs of the Mount Polley mine during the nine months ended September 30, 2001. These wages and salaries were deferred and are payable on April 30, 2002 on the condition that the Mount Polley mine is operating at that date. In the event that the Mount Polley mine re-starts operations and is in operation on April 30, 2002 the amounts would be payable.

21. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2000 the carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits, accounts payable and accrued liabilities, short term debt and long term debt, other than long term debt relating to the Huckleberry Mine reflected in the balance sheets approximates their respective fair values. In view of the uncertainty over the Company's ability to repay the long term debt which relates to the Huckleberry Mine as described in Notes 3 and 11, the fair value of this debt is not readily determinable.

At September 30, 2001 carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits and short term debt approximates their respective fair values. Under the term of the proposed Plan (Note 2) under the Companies' Creditors Arrangement Act, the convertible debentures (Note 12) and a portion of the long term debt will be exchanged for common shares. The unsecured creditors of the Company owed less than $5,000 will receive cash in full payment, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt. Due to the uncertainty over the amount the aforementioned creditors will ultimately receive on payment, the fair value of accounts payable and accrued liabilities, the convertible debenture and the long term debt described in Note 11(g) and (h) is not readily determinable. In view of the uncertainty over the Company's ability to repay the long term debt which relates to the Mount Polley and Huckleberry mines as described in Notes 3 and 11, the fair value of this debt is also not readily determinable.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company's US dollar denominated long term debt bears interest at 1.2% above the 6 month Libor rate and the majority of the Cdn dollar denominated long term debt bears interest at Canadian Bank prime rate.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to one or two smelters. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to hedge or manage its exposure.

At September 30, 2001, as part of the Company's program to hedge anticipated production revenues, Huckleberry had entered into hedge contracts that give Huckleberry the right, but not the obligation, to sell an aggregate US$10.9 million at an exchange rate of $1.52 per US$1 for the period October to December 2001. Subsequent to September 30, 2001 these contracts expired.

Subsequent to September 30, 2001 Huckleberry entered into hedge contracts that give Huckleberry the right, but not the obligation, to sell US$3.0 million per month for the period January to April 2002 at an exchange rate of $1.60 per US$1.

22. NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL BALANCES

The net increase (decrease) in non-cash operating working capital balances consists of the following:

	September 30 2001 (Unaudited)	September 30 2000 (Unaudited)	December 31 2000	December 31 1999	December 1998
Marketable securities	$848,369	$(2,973,294)	$(1,764,580)	$(1,257,784)	$24,299
Accounts receivable	(4,340,313)	(157,977)	2,833,309	(779,656)	(3,785,502)
Inventory	1,264,871	622,406	(20,049)	(603,753)	(500,063)
Accounts payable and accrued liabilities	81,656	6,535,468	6,057,031	(190,172)	2,059,569
Short term debt	6,266,537	(705,762)	(2,073,762)	(1,761,529)	3,029,000
	$4,121,120	$3,320,841	$5,031,949	$(4,592,894)	$827,303

23. SUBSEQUENT EVENTS

Subsequent to September 30, 2001:

(a) The Company issued 119,461 common shares of the Company pursuant to the Employee Share Purchase Plan at an ascribed value of $13,232 and bought 119,475 common shares of the Company in the market for delivery to employees.

(b) As described in Note 2, on November 23, 2001 the Company voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement under the Company Act of British Columbia and the Companies' Creditors Arrangement Act.

(c) On January 1, 2002 Huckleberry Mines Ltd. was obligated to repay long term debt as further described in Notes 11(c) and 3. On December 27, 2001 the repayment date for this long term debt was extended to March 31, 2002.

APPENDIX "F"

IMPERIAL HISTORICAL FINANCIAL STATEMENTS – MINING ASSETS

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Board of Directors of Imperial Metals Corporation

We have audited the consolidated balance sheets of IMI Imperial Metals Inc., an operating unit of Imperial Metals Corporation ("Imperial"), consisting of the Mining Operations and related assets and liabilities of Imperial (see Note 1), as at December 31, 2000 and 1999 and the consolidated statements of capital employed, loss and cash flows for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of IMI Imperial Metals Inc., an operating unit of Imperial Metals Corporation as at December 31, 2000 and 1999 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2000 in accordance with the accounting principles disclosed in Note 2.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
March 28, 2001 (except for Notes 3, 4 and 22 for which the date is January 18, 2002)

IMI IMPERIAL METALS INC.
(An operating unit of Imperial Metals Corporation)

CONSOLIDATED BALANCE SHEETS

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
ASSETS			
Current Assets			
Cash and cash equivalents	$2,545,316	$1,760,192	$3,661,705
Accounts receivable	14,000,373	9,622,358	10,909,526
Inventory (Note 7)	5,838,941	7,103,812	5,110,653
	22,384,630	18,486,362	19,681,884
Mineral Properties (Notes 5 and 8)	73,797,651	86,718,250	115,021,231
Future Site Reclamation Deposits	7,642,193	5,531,246	5,358,775
Other Assets (Note 9)	5,501,798	3,917,354	4,776,935
	$109,326,272	$114,653,212	$144,838,825
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$11,099,608	$15,212,719	$12,752,728
Short term debt (Note 10)	6,624,537	358,000	2,431,762
Current portion of limited recourse long term debt (Notes 5 and 11)	27,745,019	5,497,726	9,640,992
Current portion of other long term debt (Notes 5 and 11)	3,000,000	262,740	184,504
	48,469,164	21,331,185	25,009,986
Limited Recourse Long Term Debt and Accrued Interest (Notes 5 and 11)	48,360,209	69,267,224	98,986,131
Other Long Term Debt (Notes 5 and 11)	-	3,000,000	3,132,698
Convertible Debentures (Note 12)	2,602,832	-	-
Other Long Term Liabilities	-	1,753,665	1,822,143
Future Site Reclamation Costs	7,913,906	9,439,843	5,915,346
	107,346,111	104,791,917	134,866,304
CAPITAL EMPLOYED (Note 13)	1,980,161	9,861,295	9,972,521
	$109,326,272	$114,653,212	$144,838,825

Continuing Operations and Subsequent Events (Notes 3 and 22)

Approved by the Board:

N. Murray Edwards
Director

Pierre B. Lebel
Director

IMI IMPERIAL METALS INC.
(An operating unit of Imperial Metals Corporation)

CONSOLIDATED STATEMENTS OF CAPITAL EMPLOYED

	Nine Months Ended September 30 (Unaudited)		Year Ended December 31		
	2001	2000	2000	1999	1998
Balance, beginning of period	$9,861,295	$9,972,521	$9,972,521	$12,037,115	$32,735,123
Advances from Parent Company	123,057	1,016,125	1,156,453	1,381,529	4,380,135
Net Loss	(10,192,220)	(6,125,262)	(1,267,679)	(5,673,365)	(37,919,110)
Increase as a result of equity component of Convertible Debentures (Note 12)	2,188,029	-	-	-	-
Increase as a result of acquisition of a 50% interest in Sterling Mine Joint Venture and two mineral properties	-	-	-	775,395	-
Increase as a result of debt issue costs paid for by the Parent Company through the issue of share purchase warrants	-	-	-	511,847	-
Increase as a result of acquisition of High G Minerals Corporation (Note 6(g))	-	-	-	940,000	-
Increase as a result of acquisition of Huckleberry Mine (Note 6(c))	-	-	-	-	12,840,967
Balance, end of period	$1,980,161	$4,863,384	$9,861,295	$9,972,521	$12,037,115

IMI IMPERIAL METALS INC.
(An operating unit of Imperial Metals Corporation)

CONSOLIDATED STATEMENTS OF LOSS

	Nine Months Ended September 30 (Unaudited)		Year Ended December 31		
	2001	2000	2000	1999	1998
REVENUES					
Mineral, net of royalties	$93,285,693	$68,458,660	$91,840,310	$95,930,560	$93,627,704
Other	1,015,282	1,494,163	1,995,899	1,605,563	539,165
	94,300,975	69,952,823	93,836,209	97,536,123	94,166,869
EXPENSES					
Mineral production, treatment and transportation	83,150,137	56,578,835	76,248,422	76,186,727	73,346,688
Depletion, depreciation and amortization	10,646,558	9,135,181	13,445,126	12,245,398	12,299,608
Administration	580,819	921,666	1,175,739	1,219,369	1,210,794
Capital taxes	131,118	167,648	170,824	482,730	(10,141)
Interest on long term debt	4,371,583	7,045,005	9,763,508	8,522,302	8,927,889
Other interest	615,474	393,533	585,615	832,442	325,198
Foreign exchange loss on long term debt	1,408,727	1,158,435	1,416,636	342,240	2,228,502
Other foreign exchange loss	638,019	34,173	459,364	206,838	2,687,687
	101,542,435	75,434,476	103,265,234	100,038,046	101,016,225
OPERATING LOSS	7,241,460	5,481,653	9,429,025	2,501,923	6,849,356
Deduct (Add)					
Mount Polley mineral property writedown, net of cost reductions resulting from suspension of mining and milling operations (Note 9)	2,835,597	-	-	-	-
Writedown of mineral properties	-	-	84,567	1,835,339	30,592,042
Gain on restructuring of interest in Mount Polley Mine and related long term debt (Note 5)	-	-	(9,034,665)	-	-
Loss on sale of interest in joint venture	-	-	-	930,227	-
Other	(350,655)	262,676	301,412	(234,513)	20,402
	2,484,942	262,676	(8,648,686)	2,531,053	30,612,444
LOSS BEFORE TAXES	9,726,402	5,744,329	780,339	5,032,976	37,461,800
Income and mining taxes (Note 14)	465,818	380,933	487,340	640,389	457,310
NET LOSS	$10,192,220	$6,125,262	$1,267,679	$5,673,365	$37,919,110

IMI IMPERIAL METALS INC.
(An operating unit of Imperial Metals Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine Months Ended September 30 (Unaudited)		Year Ended December 31		
	2001	2000	2000	1999	1998
OPERATING ACTIVITIES					
Net (loss)	$(10,192,220)	$(6,125,262)	$(1,267,679)	$(5,673,365)	$(37,919,110)
Items not affecting cash flows					
Depletion, depreciation and amortization	10,646,558	9,135,181	13,445,126	12,245,398	12,299,608
Gain on restructuring of interest in Mount Polley Mine and related long term debt	-	-	(9,034,665)	-	-
Loss on sale of interest in joint venture	-	-	-	930,227	-
Mount Polley mineral-property writedown, net of cost reductions resulting from suspension of mining and milling operations	2,835,597	-	-	-	-
Writedown of mineral properties	-	-	84,567	1,835,339	30,592,042
Foreign exchange loss on long term debt	1,408,727	1,158,435	1,416,636	342,240	2,228,502
Accrued interest on long term debt	3,608,305	3,676,666	5,025,558	7,096,021	-
Other	436,594	515,877	972,674	1,091,788	896,146
	8,743,561	8,360,897	10,642,217	17,867,648	8,097,188
Net change in non-cash operating balances (Note 21)	3,265,547	2,835,299	3,298,244	(4,309,439)	1,150,436
Cash provided by operating activities	12,009,108	11,196,196	13,940,461	13,558,209	9,247,624
FINANCING ACTIVITIES					
Repayment of long term debt	(5,834,590)	(4,329,957)	(4,562,861)	(7,469,771)	(6,635,644)
Increase in long term debt	-	100,000	1,448,046	3,390,613	-
(Decrease) increase in other long term liabilities	(1,753,665)	(551,985)	(807,127)	1,073,155	875,680
Issue of convertible debenture, net of issue costs of $82,301 (Note 12)	4,587,699	-	-	-	-
Advances from Parent Company	123,057	1,016,125	1,156,453	1,381,529	4,380,135
Cash (used in) financing activities	(2,877,499)	(3,765,817)	(2,765,489)	(1,624,474)	(1,379,829)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	9,131,609	7,430,379	11,174,972	11,933,735	7,867,795
INVESTMENT ACTIVITIES					
Cost of acquisitions, net of cash deficiency of $nil (1999 - $161,875; 1998-cash acquired of $1,557,133)	-	-	-	161,875	(1,662,733)
Acquisition and development of properties	6,713,040	9,926,623	13,032,010	11,888,990	9,789,743
Other	1,633,445	136,122	44,475	(919,983)	(50,877)
Cash used in investment activities	8,346,485	10,062,745	13,076,485	11,085,922	8,076,133
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	785,124	(2,632,366)	(1,901,513)	847,813	(208,338)
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	1,760,192	3,661,705	3,661,705	2,813,892	3,022,230
CASH AND CASH EQUIVALENTS END OF PERIOD	$2,545,316	$1,029,339	$1,760,192	$3,661,705	$2,813,892

IMI IMPERIAL METALS INC.
(An operating unit of Imperial Metals Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOW

	Nine Months Ended September 30 (Unaudited)		Year Ended December 31		
	2001	2000	2000	1999	1998
OTHER CASH FLOW INFORMATION					
Interest expense paid	$1,115,948	$2,285,951	$2,666,315	$5,233,991	$7,335,372
Interest income received	$530,358	$418,557	$769,538	$553,907	$519,111
Taxes paid	$384,951	$301,676	$240,271	$689,396	$346,550

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

In conjunction with the restructuring of the long term debt on the existing 52.5% joint venture interest (Note 11(a)), the Company acquired, effective December 31, 2000, the remaining 47.5% interest in the Mount Polley Joint Venture in exchange for assuming all the assets and liabilities of the joint venture as described in Note 5.

During the year ended December 31, 1999 the Company acquired two mineral properties, a 50% interest in the Sterling Mine Joint Venture and common shares of Cathedral Gold Corporation as repayment by Cathedral Gold Corporation of all amounts owing to the Parent Company on the line of credit Agreement (Note 6(b)).

During the year ended December 31, 1999 the Company sold a 2.5% interest in the Mount Polley Joint Venture with a book value of $2,368,164 in exchange for cash of $119,967 and a reduction in short term debt in the amount of $1,317,970.

For the purposes of preparing these financial statements the additional share capital issued by the Parent Company has been recorded as increases in Capital Employed as follows:

During the year ended December 31, 1999 the Parent Company issued 1,880,000 common shares at an ascribed value of $0.50 per share in exchange for the acquisition of a subsidiary (Note 6(a)) and 100,000 common shares at an ascribed value of $0.50 per share in exchange for the acquisition of an interest in a mineral property.

During the year ended December 31, 1998 the Parent Company issued 12,498,763 common shares at an ascribed value of $1.00 per share in exchange for the mining operations of Princeton Mining Corporation (Note 6(c)).

IMI IMPERIAL METALS INC.
(An operating unit of Imperial Metals Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information as at September 30, 2001 and for the
Nine Months Ended September 30, 2001 and 2000 is Unaudited

1. BASIS OF PRESENTATION

As described in Notes 3 and 22 on November 23, 2001 Imperial Metals Corporation ("Imperial " or "Parent Company") was granted protection by the Supreme Court of Canada to allow it to reorganize its business. The accompanying financial statements have been prepared for inclusion in an information circular to be issued by Imperial whereby it will be proposed that Imperial divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. The accompanying consolidated financial statements of IMI Imperial Metals Inc. ("Metals" or the "Company"), an operating unit of Imperial Metals Corporation, reflect the assets, liabilities, results of operations and cash flows of Imperial's mining operations and related assets and liabilities based on Imperial's historical cost basis. These comprise:

(a) The assets, liabilities, results of operations and cash flows of the Company's wholly owned subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited, consisting principally of the operations of the Mount Polley mine. Prior to December 31, 2000 these financial statements include Imperial's 52.5% joint venture interest in the Mount Polley mining property, plant and equipment and related assets and liabilities.
(b) Imperial's interest in the Huckleberry Mine held through a 50% ownership interest in Huckleberry Mines Ltd. including a $2.5 million advance to Huckleberry Mines Ltd. held by Goldstream Mining Corporation, a wholly owned subsidiary of Imperial.
(c) The assets, liabilities, results of operations and cash flows of Imperial's other wholly owned subsidiaries including Sterling Gold Mining Corporation, Similco Mines Ltd, Silvertip Mining Corporation, Bethlehem Resources (1996) Corporation and HML Mining Inc. and other inactive subsidiaries that own mineral properties and /or shares of subsidiaries active in the mining business of Imperial.
(d) Mining properties and related assets and liabilities owned directly by Imperial.

Imperial and its subsidiaries have provided services to and incurred costs on behalf of Metals. Direct and indirect costs have been allocated to Metals based on management's best estimate of the portion of the cost attributable to the operations of Metals. These financial statements also reflect an internal allocation of Imperial's interest expense, income tax provision and future income taxes. Interest expense on Imperial's corporate indebtedness is included in these financial statements on the basis that it was incurred primarily in respect of the mining operations. Actual results which would have occurred if Metals had been operated as a separate legal entity may differ from these estimates.

Details of the nature and amounts of common costs allocated from Imperial and its subsidiaries are described more fully in Note 17.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles except that as IMI Imperial Metals Inc. is not itself a separate legal or taxable entity, these financial statements reflect an internal allocation of certain expenses and assets as described above.

Interim Financial Statements

The accompanying unaudited interim financial statements as at September 30, 2001 and 2000 and for the nine months ended September 30, 2001 and 2000 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. In the opinion of management these financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. The results of operation for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Inventory

Gold, copper and molybdenum concentrates are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

IMI IMPERIAL METALS INC.
(An operating unit of Imperial Metals Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Information as at September 30, 2001 and for the
Nine Months Ended September 30, 2001 and 2000 is Unaudited

Mineral Properties

Producing Mining Property, Plant and Equipment

Producing mining property, plant and equipment is carried at cost less accumulated depletion and depreciation. Depletion and depreciation are computed primarily by property on the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost at September 30, 2001 of $11,308,648 (December 31, 2000 - $10,510,351; December 31, 1999 - $7,009,766; December 31, 1998 - $6,937,025) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	3-8 years
Office, computer and communications equipment	3-10 years
Mobile mine equipment held under lease	3 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

The Company recognizes writedowns for impairment where the carrying values of producing mining property, plant and equipment exceeds its estimated long-term net realizable value.

Pre-production and Exploration Properties

The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for mine development and plant construction, and operating costs, net of revenues, prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Future Site Reclamation Costs

The estimated costs for reclamation of producing resource properties are accrued and charged to operations over commercial production based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing resource properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated. Actual site reclamation costs will be deducted from the accrual.

Income Taxes

The Company accounts for income taxes using the future income tax method of accounting. Under this method future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Debt Issue Costs

Debt issue costs are capitalized and amortized over the term of the debt to which they relate.

Revenue Recognition

Estimated revenue, based upon prevailing metal prices, is recorded in the financial statements when the concentrates are loaded on trucks or rail cars for shipment to a smelter. The estimated revenue is subject to adjustment upon final settlement, which is usually four to five months after the date of shipment.

These adjustments reflect changes in metal prices, changes in currency rates and changes in quantities arising from final weight and assay calculations. When recording this estimated revenue, the Company makes a provision for these potential adjustments.

Hedge Contracts
The Company may enter into contracts as a hedge against currency and commodity price fluctuations for a portion of anticipated revenue and production. Any gains or losses on these contracts are recorded in sales when the hedged production is delivered and/or related revenue recognized.

Joint Ventures
A portion of the Company's exploration and operating activities is conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

Foreign Currency Translation
The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occurred except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income except for exchange gains and losses on long term monetary items which are deferred and amortized over the remaining life of the monetary item.

Segmented Information
The Company operates substantially in Canada and in one segment, the mining industry.

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. CONTINUING OPERATIONS AND SUBSEQUENT EVENT
These financial statements have been prepared on the basis that the Company is a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the nine months ended September 30, 2001 the Company recorded a net loss of $10,192,220 (year ended December 31, 2000 - $1,267,679) principally as a result of the continued depressed state of metal prices. In addition, at September 30, 2001 the Parent Company owes a total of $9.1 million of non project debt inclusive of a $4.7 million secured debenture of which $7.7 million has been allocated to Metals. Cash flow, exclusive of Mount Polley and Huckleberry operations, may not be sufficient to repay these loans as scheduled.

On November 23, 2001 the Parent Company voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan applies to Imperial and two of its wholly owned subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited (collectively the "Petitioners").

Under the Plan, it will be proposed that Imperial divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Imperial's existing oil and natural gas and investment assets will be retained in Imperial and a new company, to be owned by the shareholders of Imperial, will be established to hold the mining assets.

As part of the Plan, it will be proposed that the convertible debentures (Note 12) and a portion of the long term debt (Note 11(g)) will be exchanged for common shares of Imperial. The unsecured creditors of the Petitioners owed less than $5,000 will receive cash in full payment of amounts owed, while creditors owed more than $5,000 will receive a combination of cash and shares of Imperial in payment of their debt.

It is expected the Plan will be presented to a meeting of Imperial's shareholders and debtholders in March 2002 for formal approval. Implementation of the Plan will be subject to court and regulatory approval.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is also dependent upon confirmation and successful completion of the Plan, future profitable operations, the ability to generate sufficient cash from operations and the ability to obtain financing arrangements to meet obligations.

4. CONTINUING OPERATIONS OF HUCKLEBERRY MINES LTD.

In 1998 the Company acquired a 60% interest and joint control of Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The Company recognizes its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements.

As a result of the depressed metal prices in 1998, Huckleberry could not meet all of its scheduled obligations at December 31, 1998 for payment of interest on long term debt with its lenders (Notes 11 (c) and (e) (the "Lenders")). As a result, Huckleberry negotiated a financial restructuring package in March 1999, which, among other provisions, resulted in a deferral of all principal and interest payments during 1999 on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan and after April 1, 1999 on the Huckleberry Mine Working Capital Loan. For the year 2001, payments of principal and interest will be dependent on available cash. At December 31, 2000, Huckleberry's aggregate long term debt and accrued interest amounted to $132 million of which the Company's share is $66 million.

On January 1, 2002 Huckleberry was obligated to repay the portion of the long term debt and all accrued unpaid interest thereon which was deferred as part of the financial restructuring package. On December 27, 2001 the repayment date on the Huckleberry Mine Construction Loan, with an aggregate balance of approximately $49.9 million originally due January 2, 2002, was extended to March 31, 2002. The remaining principal and interest payment required by Huckleberry on March 31, 2002 on the Huckleberry Mine Construction Loan and the Huckleberry Mine Infrastructure Loan is estimated to be approximately US$32.5 million and Cdn$13.5 million, respectively. Huckleberry's ability to meet or renegotiate this obligation as it comes due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry were unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to the Company's share of Huckleberry's carrying value of assets and liabilities at September 30, 2001 in the amount of $67,012,015 and $76,528,868 (December 31, 2000 in the amount of $67,573,546 and $70,631,332), respectively, and the balance sheet classifications used.

5. REORGANIZATION OF INTEREST IN MOUNT POLLEY MINE AND SETTLEMENT OF RELATED DEBT

The Company's previous 52.5% joint venture interest in the Mount Polley mining property, plant and equipment and related assets and liabilities (the "Mount Polley Net Assets") were financed by the Mount Polley Construction Loan ("the Mount Polley Loan") which was secured by such assets on a non-recourse basis. The other 47.5% interest in the joint venture was owned and ultimately controlled by the entity which provided the Mount Polley Loan. During the year ended December 31, 2000 the Company defaulted on its principal repayment obligations under the Mount Polley Loan giving the lender the right to realize on its security and acquire 100% of the Mount Polley Net Assets.

Pursuant to an agreement effective December 31, 2000, the Company agreed to acquire the 47.5% interest it did not previously own in the Mount Polley Net Assets and settle the amount owing under the Mount Polley Loan. As a result of this restructuring, the Company agreed to make payments of up to $11.5 million (secured on a non-recourse basis), certain of which are contingent upon the continuing operation of the Mount Polley mine as described in Note 11(a), and assume all mine reclamation costs and other costs incurred in respect of the operations of the Mount Polley Mine. Following this restructuring the obligations relating to the Company's 100% interest in the Mount Polley Net Assets comprised the following:

Working capital deficit, including cash of $219,185	$(2,714,185)
Mineral property	17,996,020
Current portion of long term debt	(5,278,209)
Long term debt payable over ten years discounted at 7%	(5,056,101)
Other long term liabilities	(1,556,359)
Future site reclamation costs	(3,391,166)
	$ -

In accounting for the restructuring the Company has written down the carrying value of the Mount Polley mineral properties to an amount which equals the obligations related thereto detailed above. It is management's view that this amount does not exceed the net realizable value of the mineral properties based on estimated future net cash flows calculated using estimated recoverable reserves. The gain on restructuring, being the gain on settlement of the Mount Polley Loan in excess of the additional obligations assumed and writedown in the carrying value of the Mount Polley mineral property, amounted to $9,034,665 and is included in the statement of loss for the year ended December 31, 2000.

6. ACQUISITIONS

(a) Effective August 31, 1999 the Company acquired all the issued and outstanding common shares of High G Minerals Corporation ("High G"). The consideration totaled $940,000 and was paid by issuance of 1,880,000 common shares of the Parent Company at an ascribed value of $940,000. The acquisition of these net assets by the Company has been shown as an increase in Capital Employed from the Parent Company. This acquisition has been recorded using the purchase method of accounting and the accounts of High G have been consolidated with the accounts of the Company commencing on the effective date.

The fair value of net assets acquired are as follows:	
Working capital, including cash deficiency of $161,875	$(156,949)
Mineral property	1,096,949
Net assets acquired effective August 31, 1999	$940,000

(b) Effective December 31, 1999 the Parent Company acquired two mineral properties, a 50% interest in the Sterling Mine Joint Venture (the "Cathedral Assets") and 1,400,000 common shares of Cathedral Gold Corporation ("Cathedral") as settlement by Cathedral, a 39% owned affiliated company of the Parent Company, of all amounts owing to the Parent Company under a credit agreement between the Parent Company and Cathedral. The effect of acquiring a 50% interest in the Sterling Mine Joint Venture was to increase the Company's interest to 100%. The acquisition of these mineral properties by the Company has been shown as an increase in Capital Employed from the Parent Company.

(c) Effective March 1, 1998 the Company acquired, through a wholly owned subsidiary, all the mining assets of Princeton Mining Corporation ("Princeton") and assumed certain liabilities, including the outstanding debentures and interest accrued and unpaid thereon. The principle asset acquired in this transaction was a 60% interest in Huckleberry which owns 100% of the Huckleberry Mine (Note 4(b)). The consideration totaled $12,840,967 paid by issuance of 12,498,763 common shares of the Parent Company at an ascribed value of $12,498,763 and expenses related to the acquisition of $342,204. The acquisition of these net assets by the Company has been shown as an increase in Capital Employed from the Parent Company. This acquisition has been recorded using the purchase method of accounting and the assets, liabilities and operations acquired from Princeton have been consolidated with the accounts of the Company commencing of the effective date.

The fair value of net assets of Princeton acquired are as follows:

Working capital, including cash of $1,557,133	$2,745,082
Mineral properties	79,116,411
Future site reclamation deposits	5,016,784
Other assets	1,472,922
Short term debt	(2,700,000)
Long term debt	(68,789,011)
Future site reclamation costs	(4,021,221)
Net assets acquired effective March 1, 1998	$12,840,967

7. INVENTORY

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Concentrate and bullion work in process	$690,543	$1,256,711	$747,830
High grade ore stockpile	100,000	908,109	202,704
Supplies	5,048,398	4,938,992	4,160,119
	$5,838,941	$7,103,812	$5,110,653

8. MINERAL PROPERTIES

	September 30, 2001 (Unaudited)		
	Cost	Accum Depletion, Depreciation & Writedowns	Net Book Value
Producing mining property, plant and equipment			
Mineral properties	$30,847,425	$25,830,659	$5,016,766
Buildings, machinery and equipment	97,414,792	65,979,166	31,435,626
Tailings and reclaim facilities	39,185,375	19,678,166	19,507,209
Mobile mine equipment and vehicles	13,691,237	8,737,972	4,953,265
Land	70,490	-	70,490
	181,209,319	120,225,963	60,983,356
Exploration Properties			
Acquisition and exploration costs	14,791,910	1,977,615	12,814,295
	$196,001,229	$122,203,578	$73,797,651

	December 31 2000			December 31 1999
	Cost	Accum Depletion, Depreciation & Writedowns	Net Book Value	Net Book Value
Producing mining property, plant and equipment				
Mineral properties	$30,216,282	$22,752,071	$7,464,211	$17,202,930
Buildings, machinery and equipment	96,737,076	56,829,418	39,907,658	61,719,383
Tailings and reclaim facilities	35,280,121	14,894,808	20,385,313	18,386,581
Mobile mine equipment and vehicles	12,896,437	6,122,710	6,773,727	6,097,407
Land	70,490	-	70,490	70,490
	175,200,406	100,599,007	74,601,399	103,476,791
Exploration Properties				
Acquisition and exploration costs	14,085,783	1,968,932	12,116,851	11,544,440
	$189,286,189	$102,567,939	$86,718,250	$115,021,231

Effective September 30, 2001 the Company recorded a writedown of $2,835,597 of its producing property, plant and equipment, net of related cost reductions, at the Mount Polley mine as a result of the suspension of mining operations.

Details of this writedown were as follows:

Writedown of mineral properties	$8,873,049
Less:	
Recovery of accrued wages previously deferred	(1,544,402)
Reduction in anticipated future site restoration costs	(1,812,187)
Reduction in provision for equipment maintenance	(2,680,863)
	$2,835,597

9. OTHER ASSETS

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Loan receivable	$1,250,000	$1,250,000	$1,250,000
Equipment and leasehold improvements	173,872	197,717	236,054
Debt issue costs	38,811	-	680,950
Deferred foreign exchange	4,039,115	2,469,637	2,609,931
	$5,501,798	$3,917,354	$4,776,935

The loan receivable represents the other venturers' share of a credit facility provided by the Company to its 50% investee, Huckleberry. Interest on the loan is calculated at bank prime rate plus 1.2% and the loan is secured by a $2.5 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry. Repayments of principal, and payment of interest, are due June 30th and December 30th of each year and are subject to available cash flow. Based on expected cash flows for the year 2001 none of this loan has been classified as current.

10. SHORT TERM DEBT

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
(a) Concentrate advance facility of $10 million (December 31, 2000 and 1999 - $7 million) from a former joint venture partner of the Mount Polley Mine repayable on demand with interest at bank prime rate plus 1% and secured by a first charge on the Company's interest in concentrate from the Mount Polley Mine.	$6,624,537	$358,000	$ -
(b) Advances from certain shareholders of Huckleberry to Huckleberry of US$1,650,330 repayable on demand with interest at 6 month Libor rate plus a 0.5% (6.67% at December 31, 1999) and secured by a first charge on Huckleberry's concentrate.	-	-	2,431,762
	$6,624,537	$358,000	$2,431,762

11. LONG TERM DEBT

	Note	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Mount Polley Mine Construction Loan	(a)	$5,197,188	$10,071,570	$50,188,008
Mount Polley Mine Conditional Sales Agreement	(b)	-	262,740	317,202
		5,197,188	10,334,310	50,505,210
Huckleberry Mine Construction Loan	(c)	47,370,000	45,006,000	43,299,000
Huckleberry Mine Working Capital Loan	(d)	-	-	1,353,094
Huckleberry Mine Infrastructure Loan	(e)	7,248,763	7,248,763	7,248,763
Huckleberry Mine Conditional Sales Agreement	(f)	702,554	1,023,887	-
Huckleberry Mine Capital Lease			-	299,906
Huckleberry Mine Accrued Interest		15,586,723	11,414,730	6,238,352
		70,908,040	64,693,380	58,439,115
Credit facility	(g)	3,000,000	3,000,000	3,000,000
		79,105,228	78,027,690	111,944,325
Less portion due within one year		(30,745,019)	(5,760,466)	(9,825,496)
		$48,360,209	$72,267,224	$102,118,829
Total long term debt consists of:				
Limited recourse long term debt and accrued interest		$76,105,228	$75,027,690	$108,811,627
Other long term debt		3,000,000	3,000,000	3,132,698
		$79,105,228	$78,027,690	$111,944,325

The Huckleberry Mine loans, lease and accrued interest represent the Company's 50% interest in Huckleberry and are repayable solely by Huckleberry.

The financial restructuring package for Huckleberry (the "Huckleberry Plan"), includes a revised interest and debt repayment schedule for the years 1999 to 2001. The Huckleberry long term debt is non-recourse to the Company. The debt has been classified as current and non-current based on expected cash flows for the year 2001.

Minimum principal payments, including accrued interest, due in the next five years and thereafter are as follows:

	US$ Denominated Loans	Cdn$ Denominated Loans	Cdn$ Total
Year ended December 31, 2001	US$496,599	Cdn$5,015,469	$5,760,465
Year ended December 31, 2002	13,879,088	9,352,741	29,424,049
Year ended December 31, 2003	2,001,000	1,895,671	4,897,571
Year ended December 31, 2004	2,999,000	1,959,762	6,458,862
Year ended December 31, 2005	2,999,000	2,029,800	6,528,900
Thereafter	14,997,000	2,459,344	24,957,843
	US$36,871,687	Cdn$22,712,787	$78,027,690

In the event that during the year 2001 the cash flow of Huckleberry exceeds certain specified levels described in the Huckleberry Plan, principal and interest payments of up to US$11,017,050 and Cdn$4,517,454 due on January 1, 2002 will be due during the current year.

(a) Mount Polley Mine Construction Loan

Loan from a company related to the former joint venture partner of the Mount Polley Mine in the amount of Cdn$5,197,188 (December 31, 2000 – Cdn$10,071,570; December 31, 1999 – US$34,775,271) with interest accreting at 7% per annum (interest at 6 month Libor rate plus 1.5% (7.3825%) at December 31, 1999) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley Mine. An agency fee of 0.5% was also payable on the outstanding loan balance to November 30, 2000.

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Payments due January and March 2001	$ -	$4,500,000	$ -
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. Any payments deferred due to non- operation of the mine and mill are carried forward to the ensuing month. If the Company has not paid the sum of $7.0 million by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	6,300,000	7,000,000	-
Obligation outstanding at December 31, 1999	-	-	50,188,008
	6,300,000	11,500,000	50,188,008
Less portion representing interest at 7% per annum	(1,102,812)	(1,428,430)	-
	5,197,188	10,071,570	50,188,008
Less portion due within one year	-	(5,015,469)	(7,987,992)
	$5,197,188	$5,056,101	$42,200,016

As a result of the suspension of mining and milling operations at the Mount Polley Mine effective September 30, 2001 the repayment dates on this debt are not determinable.

During the year ended December 31, 2000 the Lender amended and restructured the loan as described in Note 5. During the year ended December 31, 1999 the Lender agreed to amend the repayment terms in exchange for a share purchase warrant entitling the Lender to acquire up to 2,000,000 common shares of the Company until December 31, 2002 at a price of $1.00 per share if exercised on or prior to December 31, 2001, and $1.25 per share if exercised thereafter.

(b) Mount Polley Mine Conditional Sales Agreement

Conditional sales agreement for US$nil (December 31, 2000 – US$175,137; December 31, 1999 – US$219,790) repayable in monthly installments of US$nil (December 31, 2000 – US$22,650; December 31, 1999 - US$11,891) with interest at 9.167% secured by a registered charge on certain mobile mining equipment.

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Amount payable	$ -	$262,740	$317,202
Less portion due within one year	-	(262,740)	(184,504)
	$ -	$ -	$132,698

(c) Huckleberry Mine Construction Loan
Loan from a consortium of shareholders of Huckleberry in the amount of US$30,000,000 (December 31, 2000 – US$30,000,000; December 31, 1999 – US$30,000,000) with interest at the 6 month Libor rate plus 1.2% (3.86% at September 30, 2001; 7.62% at December 31, 2000; 7.30% at December 31, 1999) secured by a first fixed charge on all assets which comprise, are utilized primarily in connection with, or are necessary for the operation of the Huckleberry Mine, except for those components financed by the loan from the Huckleberry Mine Infrastructure Loan (Note 11(e)), in which case the Lenders have a second fixed charge. In addition, the Lenders hold a floating charge over all other assets of Huckleberry. Repayments for the year 2001 are governed by the Huckleberry Plan and are subject to available cash flow with repayment amounts escalating thereafter. Based on expected cash flows for the year 2001 none of this debt has been classified as current at December 31, 2000.

(d) Huckleberry Mine Working Capital Loan
Loan from a shareholder of Huckleberry in the amount of US$ nil at September 30, 2001 (December 31, 2000 – US$nil; December 31, 1999 – US$937,500) with interest at the 6 month Libor rate plus 1.2%, secured by a US$10 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry, subordinated to both the Huckleberry Mine Construction Loan and Huckleberry Mine Infrastructure Loan.

(e) Huckleberry Mine Infrastructure Loan
Loan in the amount of $7,248,763 at September 30, 2001 (December 31, 2000 - $7,248,763; December 31, 1999 - $7,248,763) with interest calculated at a bank prime rate (5.25% at September 30, 2001; 7.5% at December 31, 2000; 6.5% at December 31, 1999) until November 3, 1999 and subsequent to that date at bank prime rate plus 4% for any period during which the average London Metal Exchange ("LME") copper price is less than US$1.20/lb and at bank prime rate plus 6% for any period during which the average LME copper price is equal to or greater than US$1.20/lb. Collateral for the debt is provided by a specific and first charge over the project components financed by the loan and a floating charge over all other assets of the Huckleberry Mine, subordinated to the claims of the Huckleberry Mine Construction Loan and Huckleberry Mine Working Capital Loan. Repayments for the year 2001 are governed by the Huckleberry Plan and are subject to available cash flow with repayment amounts escalating thereafter. Based on expected cash flows for the year 2001 none of this debt has been classified as current at December 31, 2000.

(f) Huckleberry Mine Conditional Sales Agreement
Conditional sales agreement for US$444,936 at September 30, 2001 (December 31, 2000 – US$682,500; December 31, 1999 – US$nil) repayable in monthly installments of US$32,022 with interest at 11.667% secured by a registered charge on certain mobile mining equipment.

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Amount payable	$702,554	$1,023,887	$ -
Less portion due within one year	(553,769)	(482,258)	-
	$148,785	$541,629	$ -

Principal repayments due in the next two years as follows:

Year ended December 31, 2001	US$321,462
Year ended December 31, 2002	US$361,038

(g) Credit Facility
Credit facility of $3 million from a company controlled by a director, repayable on January 1, 2002 with interest at 10% per annum secured by a pledge of the Parent Company's interest in certain investments and shares of the Company's wholly owned subsidiary, Silvertip Mining Corporation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Information as at September 30, 2001 and for the
Nine Months Ended September 30, 2001 and 2000 is Unaudited

12. CONVERTIBLE DEBENTURES

During the nine months ended September 30, 2001 the Parent Company issued subordinated secured convertible debentures with a face value of $4,670,000 that mature on January 31, 2006. The debentures are secured by a floating charge on all property of the Parent Company, subordinated to all senior security holders and bear interest at 8% per year with interest payable quarterly, and are convertible into common shares of the Parent Company at the option of the holder at any time prior to maturity at a conversion price of $0.25 per common share.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Parent Company, is included as "Equity Component of Convertible Debentures" in the statement of Capital Employed. These components have been measured at their respective fair values on the date the convertible debentures were issued.

The components of the convertible debentures are as follows:

	September 30, 2001 (Unaudited)	Issue Date April 11, 2001 (Unaudited)
Debt component	$2,602,832	$2,442,719
Equity component (net of financing costs of $39,252)	$2,188,029	$2,188,029

The debt component of the convertible debenture will be accreted to the $4,670,000 maturity value of the instrument through the recording of additional interest expense over the term of the convertible debenture.

Existing shareholders of the Parent Company purchased $3,420,000 of the convertible debentures.

13. CAPITAL EMPLOYED

Capital employed represents total assets less total liabilities of Metals and is the equivalent of net advances from the Parent Company. Activity in capital employed is summarized in the consolidated statement of capital employed.

14. INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the net loss before income taxes due to the following reasons:

	December 31 2000		December 31 1999		December 31 1998	
	Amount	%	Amount	%	Amount	%
Loss before taxes:	$780,339	100.0	$5,032,976	100.0	$37,461,800	100.0
(Recovery of) taxes thereon at the basic statutory rates	(355,835)	(45.6)	(2,295,037)	(45.6)	(17,802,581)	(45.6)
Increase resulting from:						
Tax losses and future tax assets not recognized in the period they arose	1,701,000	218.0	3,730,000	74.1	18,938,000	50.6
Resource allowance and earned depletion	(1,283,000)	(164.4)	(1,641,000)	(32.6)	(1,945,000)	(5.2)
B.C. mineral taxes	358,000	45.9	443,000	8.8	315,000	0.8
Large corporation taxes	129,000	16.5	180,000	3.6	130,000	0.3
Other	(61,825)	(8.0)	223,426	4.4	101,891	0.3
Income and Mineral Taxes	$487,340	62.4	$640,389	12.7	$457,310	1.2

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets (liabilities) is as follows:

	December 31 2000	December 31 1999
Mineral properties	$48,537,000	$29,528,000
Net operating tax losses carried forward	9,623,000	12,923,000
Other	2,345,000	3,929,000
Less: long term debt	(12,821,000)	-
Net future tax asset	47,684,000	46,380,000
Less: Valuation allowance	(47,684,000)	(46,380,000)
	$ -	$ -

15. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions and balances with companies subject to significant influence not disclosed elsewhere in these consolidated financial statements are as follows:

	September 30 2001 (Unaudited)	September 30 2000 (Unaudited)	December 31 2000	December 31 1999	December 31 1998
Accounts receivable	$ -	$ 87,388	$ -	$ 20,694	$1,490,383
Accounts payable	$ 1,244	$ -	$ 26,737	$ -	$ -
Other revenue	$ 243,460	$112,440	$123,924	$316,094	$ 319,971

16. PENSION PLANS

During the year 2000 the Company wound up, at no material gain or loss to the Company, the defined benefit pension plan for certain staff employees of a wholly owned subsidiary.

17. ALLOCATION OF DIRECT AND INDIRECT COSTS FROM IMPERIAL AND ITS SUBSIDIARIES

The following direct and indirect costs were incurred by Imperial and its subsidiaries and have been allocated to Metals:

	Nine Months Ended September 30 (Unaudited)		Year Ended December 31		
	2001	2000	2000	1999	1998
Administration	$580,819	$912,666	$1,175,739	$1,219,369	$1,210,794
Capital taxes	131,118	167,648	170,824	482,730	(10,141)
Other interest expense	615,474	393,533	585,615	832,442	325,198
Income and mining taxes	465,818	380,933	487,340	640,389	457,310
	1,793,229	1,854,780	2,419,518	3,174,930	1,983,161

Administration costs are allocated 90% to Metals based on managements best estimate of time and effort expended on the revenue and expenditure related to each operating unit. Other interest expense, excluding interest related to carrying charges on the marketable securities, investments and oil and natural gas assets owned by the Parent Company, is allocated 100% to Metals, because the related interest bearing short and long term debt all relates to the mining operations of Metals. Income, mining and capital taxes are allocated to Metals based on its pretax income, taking into account all adjustments for calculating taxable income under the Income Tax Act, and calculated on a separate company basis.

18. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts for the Company's share of joint venture, assets, liabilities and results of operations:

	September 30 2001 (Unaudited)	December 31 2000	December 31 1999
Balance Sheet			
Cash and cash equivalents	$1,593,233	$1,198,311	$2,899,821
Other current assets	6,786,801	7,815,194	14,863,325
Mineral properties	54,488,472	55,984,767	102,120,308
Other assets	4,143,509	2,575,274	1,069,606
	67,012,015	67,573,546	120,953,060
Accounts payable and accrued charges	(3,269,502)	(3,644,503)	(9,194,678)
Short term debt	-	-	(2,431,762)
Long term debt, current portion	(27,745,020)	(482,257)	(1,653,000)
Long term debt, non current portion	(44,413,020)	(65,461,123)	(57,103,317)
Other liabilities	(1,101,326)	(1,043,449)	(2,746,669)
Net assets	$(9,516,853)	$(3,057,786)	$47,823,634
Statement of Loss			
Revenues	$35,579,095	$51,016,671	$55,728,348
Expenses	42,036,947	53,313,188	55,615,826
(Loss) Income	$(6,457,852)	$(2,296,517)	$112,522
Statement of Cash Flows			
Cash flow from operations	$5,217,618	$10,535,293	$11,381,075
Net change in non-cash operating balances	653,392	(3,046,612)	(2,908,904)
Operating activities	5,871,010	7,488,681	8,472,171
Financing activities	(1,079,047)	(1,311,647)	(2,337,687)
Investment activities	(4,397,041)	(12,500,818)	(8,859,601)
Increase (decrease) in cash and cash equivalents	$394,922	$(6,323,784)	$(2,725,117)

19. CONTINGENT LIABILITIES

During 1998 the Company successfully negotiated an economic plan for both the Mount Polley Mine and Huckleberry Mine sponsored by the Job Protection Commission of British Columbia. Under the terms of the arrangements, which were effective in July 1998, both mines realized cost reductions for a period of two years. Certain of the cost reductions are contingently repayable in the event that commodity prices and exchange rates exceed specified levels during each calendar quarter. Assistance has been recorded as a reduction in the related cost where it is not repayable or is contingently repayable as described above. Costs for which only the related payment has been deferred are recorded as expenses in the current period with the related liability disclosed as current or long term depending on the anticipated date of repayment. The maximum contingency repayable at September 30, 2001 is $10,170,575 (December 31, 2000 - $10,170,575) and the obligation to make payments will cease in July 2003.

As a result of the suspension of operations at the Mount Polley mine the Company has recorded a recovery of deferred salary and wage accruals, that were previously recorded as liabilities, totaling $1,544,402 as a reduction in the writedown and estimated net closure costs of the Mount Polley mine during the nine months ended September 30, 2001. These wages and salaries were deferred and are payable on April 30, 2002 on the condition that the Mount Polley mine is operating at that date. In the event that the Mount Polley mine re-starts operations and is in operation on April 30, 2002 the amounts would be payable.

20. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2000 the carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits, accounts payable and accrued liabilities, short term debt and long term debt, other than long term debt relating to the Huckleberry Mine reflected in the balance sheets approximates their respective fair values. In view of the uncertainty over the Company's ability to repay the long term debt which relates to the Huckleberry Mine as described in Notes 4 and 11, the fair value of this debt is not readily determinable.

At September 30, 2001 the carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits and short term debt approximates their respective fair values. Under the term of the proposed Plan (Note 3) under the Companies' Creditors Arrangement Act, the convertible debentures (Note 12) and a portion of the long term debt will be exchanged for common shares. The unsecured creditors of the Company owed less than $5,000 will receive cash in full payment, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt. Due to the uncertainty over the amount the aforementioned creditors will ultimately receive on payment, the fair value of accounts payable and accrued liabilities, the convertible debenture and the long term debt described in Note 11(g) and (h) is not readily determinable. In view of the uncertainty over the Company's ability to repay the long term debt which relates to the Mount Polley and Huckleberry mines as described in Notes 4 and 11, the fair value of this debt is also not readily determinable.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company's US dollar denominated long term debt bears interest at 1.2% above the 6 month Libor rate and the majority of the Cdn dollar denominated long term debt bears interest at Canadian Bank prime rate.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to one or two smelters. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to hedge or manage its exposure.

At September 30, 2001, as part of the Company's program to hedge anticipated production revenues, Huckleberry had entered into hedge contracts that give Huckleberry the right, but not the obligation, to sell an aggregate US$10.9 million at an exchange rate of $1.52 per US$1 for the period October to December 2001. Subsequent to September 30, 2001 these contracts expired.

Subsequent to September 30, 2001 Huckleberry entered into hedge contracts that give Huckleberry the right, but not the obligation, to sell US$3.0 million per month for the period January to April 2002 at an exchange rate of $1.60 per US$1.

21. NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL BALANCES

The net increase (decrease) in non-cash operating working capital balances consists of the following:

	September 30 2001 (Unaudited)	September 30 2000 (Unaudited)	December 31 2000	December 31 1999	December 1998
Accounts receivable	$(4,378,015)	$(196,318)	$2,864,177	$(326,545)	$(3,445,656)
Inventory	1,264,871	622,406	(20,049)	(603,753)	(500,063)
Accounts payable and accrued liabilities	112,154	3,114,973	2,527,878	(1,617,612)	2,067,155
Short term debt	6,266,537	(705,762)	(2,073,762)	(1,761,529)	3,029,000
	$3,265,547	$2,835,299	$3,298,244	$(4,309,439)	$1,150,436

22. SUBSEQUENT EVENTS

a) As described in Note 3, on November 23, 2001 the Company voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement under the Company Act of British Columbia and the Companies' Creditors Arrangement Act.

b) On January 1, 2002 Huckleberry Mines Ltd. was obligated to repay long term debt as further described in Notes 11(c) and 3. On December 27, 2001 the repayment date for this long term debt was extended to March 31, 2002.

APPENDIX "G"

NEW IMPERIAL FINANCIAL STATEMENTS

IMI IMPERIAL METALS INC.

BALANCE SHEET

December 31, 2001

	2001
ASSETS	
Due From Parent	$1
SHAREHOLDER'S EQUITY	
Share Capital	
Authorized	
100,000,000 Common Shares, without par value	
50,000,000 First Preferred Shares, without par value	
50,000,000 Second Preferred Shares, without par value	
Issued	
1 common share	$1

Approved by the Director:

Director

(Unaudited – Prepared by Management)

APPENDIX "H"

IMPERIAL PRO FORMA FINANCIAL STATEMENTS

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

To the Directors of Imperial Metals Corporation

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheets of Imperial Metals Corporation ("Imperial") as at September 30, 2001 and the pro forma consolidated statements of loss and cash flow for the nine months ended September 30, 2001 and the year ended December 2000. These pro forma financial statements which have been prepared for inclusion in an information circular to be issued by Imperial whereby it will be proposed that Imperial divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining, pursuant to a Plan of Arrangement ("Plan") of Imperial dated January 18, 2002. In our opinion, the pro forma consolidated financial statements have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
January 18, 2002

IMPERIAL METALS CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

September 30, 2001

(in thousands of dollars)

ASSETS	Imperial September 30 2001 (Unaudited)		Adjustments (see Note 2) (Unaudited)			Pro Forma (Unaudited)
Current Assets						
Cash and cash equivalents	$2,545	(a)	(1,000)	(f)	(1,294)	$ -
		(g)	(251)			
Marketable securities	2,475					2,475
Accounts receivable	14,163			(f)	(14,000)	163
Inventory	5,839			(f)	(5,839)	-
	25,022					2,638
Investments	1,705					1,705
Oil and Natural Gas Properties	1,774					1,774
Mineral Properties	73,798			(f)	(73,798)	-
Future Site Reclamation Deposits	7,642			(f)	(7,642)	-
Other Assets	5,502	(c)	(39)	(f)	(5,463)	-
	$115,443					$6,117
LIABILITIES						
Current Liabilities						
Accounts payable and accrued charges	$16,050	(a)	(3,729)	(f)	(7,120)	$4,950
		(g)	(251)			
Short term debt	6,625			(f)	(6,625)	-
Current portion of limited recourse long term debt	27,745			(f)	(27,745)	-
Current portion of other long term debt	4,400	(b)	(1,400)			3,000
	54,820					7,950
Limited Recourse Long Term Debt and Accrued Interest	48,360			(f)	(48,360)	-
Convertible Debentures	2,603	(c)	(2,603)			-
Future Site Reclamation Costs	8,136			(f)	(7,914)	222
	113,919					8,172
SHAREHOLDERS' EQUITY (CAPTIAL DEFICIENCY)						
Share Capital	17,352	(a)	2,274	(c)	8,933	20,317
		(b)	2,030	(f)	(10,272)	
Share Purchase Warrants	303					303
Equity Component of Convertible Debentures	2,188	(c)	(2,188)			-
Deficit	(18,319)	(a)	(800)	(c)	(4,181)	(22,675)
		(a)	1,255	(b)	(630)	
	1,524					(2,055)
	$115,443					$6,117

Approved by the Board

N. Murray Edwards
Director

Pierre B. Lebel
Director

(Unaudited – Prepared by Management)

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMPERIAL METALS CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF LOSS

For the Nine Months Ended September 30, 2001
(in thousands of dollars except per share amounts)

	For the Nine Months Ended September 30, 2001 (Unaudited)		Adjustments (see Note 2) (Unaudited)	Pro Forma (Unaudited)
REVENUES				
Mineral, net of royalties	$93,286	(f)	(93,286)	$ -
Oil and natural gas, net of royalties	1,155			1,155
Other	1,015	(f)	(1,015)	-
	95,456			1,155
EXPENSES				
Mineral production, treatment and transportation	83,150	(f)	(83,150)	-
Oil and natural gas production	177			177
Depletion, depreciation and amortization	10,761	(f)	(10,647)	114
Administration	645	(f)	(581)	64
Capital taxes	131	(f)	(131)	-
Interest on long term debt	4,372	(f)	(4,372)	-
Other interest	920	(f)	(615)	425
		(b)	120	
Foreign exchange loss on long term debt	1,409	(f)	(1,409)	-
Other foreign exchange loss	638	(f)	(638)	-
	102,203			780
OPERATING INCOME (LOSS)	(6,747)			375
Deduct (Add)				
Equity loss in affiliates	77			77
Gain on sale of investments	(649)			(649)
Mount Polley mineral property writedown, net of cost reductions resulting from suspension of mining and milling operations	2,836	(f)	(2,836)	-
Writedown of marketable securities	693			693
Loss on settlement of accounts payable, long term		(a)	(1,255)	
debt, and debt and interest component of convertible		(b)	630	
debentures under the Plan (Note 2(i))	-	(c)	1,609	984
Other	(231)	(f)	351	120
	2,726			1,225
LOSS BEFORE TAXES	9,473			850
Income and mining taxes	465	(f)	(465)	-
NET LOSS	$9,938			$850
Loss Per Share (Note 2(h))	$0.12			$0.06

(Unaudited – Prepared by Management)

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMPERIAL METALS CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF LOSS

For the Year Ended December 31, 2000

(in thousands of dollars except per share amounts)

	For the Year Ended December 31, 2000 (Audited)		Adjustments (see Note 2) (Unaudited)	Pro Forma (Unaudited)
REVENUES				
Mineral, net of royalties	$91,840	(f)	(91,840)	$ -
Oil and natural gas, net of royalties	598			598
Other	1,996	(f)	(1,996)	-
	94,434			598
EXPENSES				
Mineral production, treatment and transportation	76,248	(f)	(76,248)	-
Oil and natural gas production	165			165
Depletion, depreciation and amortization	13,516	(f)	(13,445)	71
Administration	1,306	(f)	(1,176)	130
Capital taxes	171	(f)	(171)	-
Interest on long term debt	9,764	(f)	(9,764)	-
Other interest	967	(f)	(586)	541
		(b)	160	
Foreign exchange loss on long term debt	1,417	(f)	(1,417)	-
Other foreign exchange loss	459	(f)	(459)	-
	104,013			907
OPERATING LOSS	9,579			309
Deduct (Add)				
Equity loss in affiliates	360			360
Gain on sale of investments	(344)			(344)
Gain on restructuring of interest in Mount Polley Mine and related long term debt	(9,035)	(f)	9,035	-
Writedown of mineral properties	85	(f)	(85)	-
Writedown of marketable securities	1,542			1,542
Gain on settlement of account payable and long term debt under the Plan (Note 2(i))		(a)	(1,255)	
	-	(b)	630	(625)
Other	(155)	(f)	(301)	(456)
	(7,547)			477
LOSS BEFORE TAXES	2,032			786
Income and mining taxes	487	(f)	(487)	-
NET LOSS	$2,519			$786
Loss Per Share (Note 2(h))	$0.03			$0.07

(Unaudited – Prepared by Management)

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMPERIAL METALS CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOW

For the Nine Months Ended September 30, 2001
(in thousands of dollars)

	For the Nine Months Ended September 30, 2001 (Unaudited)		Adjustments (see Note 2) (Unaudited)	Pro Forma (Unaudited)
OPERATING ACTIVITIES				
Net (loss)	$(9,938)			$(850)
Items not affecting cash flows				
Depletion, depreciation and amortization	10,761	(f)	(10,647)	114
Equity loss in affiliates	77			77
Gain on sale of investments	(649)			(649)
Mount Polley mineral property writedown, net of cost reductions resulting from suspension of mining and milling operations	2,836	(f)	(2,836)	-
Foreign exchange loss on long term debt	1,409	(f)	(1,409)	-
Accrued interest on long term debt	3,608	(f)	(3,608)	-
Loss on settlement of accounts payable, long term debt and debt and interest component of convertible debentures		(a)	(1,255)	
		(b)	630	
	-	(c)	1,609	984
Other	730	(f)	(437)	293
	8,834			(31)
Net change in non-cash operating balances	4,121	(f)	(3,266)	
		(a)	(1,000)	
		(g)	(251)	(396)
Cash provided by (used in) operating activities	12,955			(427)
FINANCING ACTIVITIES				
Repayment of long term debt	(6,085)	(f)	5,835	(250)
Decrease in other long term liabilities	(1,754)	(f)	1,754	-
Issue of convertible debenture, net of issue costs of $82	4,588	(f)	(4,588)	-
Issue of common shares	31			31
Cash (used in) financing activities	(3,220)			(219)
CASH PROVIDED BY (USED IN) OPERATING AND FINANCING ACTIVITIES	9,735			(646)
INVESTMENT ACTIVITIES				
Acquisition and development of properties	7,759	(f)	(6,713)	1,046
Other	1,191	(f)	(1,633)	(442)
Cash used in investment activities	8,950			604
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$785			$(1,250)

(Unaudited – Prepared by Management)
The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMPERIAL METALS CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOW

For the Year Ended December 31, 2000
(in thousands of dollars)

	For the Year Ended December 31, 2000 (Audited)		Adjustments (see Note 2) (Unaudited)	Pro Forma (Unaudited)
OPERATING ACTIVITIES				
Net (loss)	$(2,519)			$(786)
Items not affecting cash flows				
Depletion, depreciation and amortization	13,516	(f)	(13,445)	71
Equity loss in affiliates	360			360
Gain on sale of investments	(344)			(344)
Gain on restructuring of interest in Mount Polley Mine and related long term debt	(9,035)	(f)	9,035	-
Writedown of mineral properties	85	(f)	(85)	-
Foreign exchange loss on long term debt	1,417	(f)	(1,417)	-
Accrued interest on long term debt	5,026	(f)	(5,026)	-
Gain on settlement of accounts payable and		(a)	(1,255)	
long term debt	-	(b)	630	(625)
Other	414	(f)	(973)	(559)
	8,920			(1,883)
Net change in non-cash operating balances	5,032	(f)	(3,298)	
		(a)	(1,000)	
		(g)	(251)	483
Cash provided by operating activities	13,952			(1,400)
FINANCING ACTIVITIES				
Repayment of long term debt	(4,563)	(f)	4,563	-
Increase in long term debt	1,798	(f)	(1,448)	350
Decrease in other long term liabilities	(807)	(f)	807	-
Issue of common shares	61			61
Cash provided by (used in) financing activities	(3,511)			411
CASH PROVIDED BY (USED IN) OPERATING AND FINANCING ACTIVITIES	10,441			(989)
INVESTMENT ACTIVITIES				
Acquisition and development of properties	13,113	(f)	(13,032)	81
Other	(770)	(f)	(44)	(814)
Cash used in (provided by) investment activities	12,343			(733)
(DECREASE) IN CASH AND CASH EQUIVALENTS	$(1,902)			$(256)

(Unaudited – Prepared by Management)
The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMPERIAL METALS CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands of dollars)

	For the Nine Months Ended September 30 2001 (Unaudited)	For the Year Ended December 31 2000 (Audited)
OTHER CASH FLOW INFORMATION		
Interest expense paid	$926	$2,622
Interest income received	$ -	$ -
Taxes paid	$ -	$ -

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2001 and December 31, 2000 and
For the Nine Months Ended September 30, 2001 and for the Year Ended December 30, 2000

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Imperial Metals Corporation ("Imperial") as at September 30, 2001 and for the nine months ended September 30, 2001 and the year ended December 2000 have been prepared by management after giving effect to the reorganization of the share capital of Imperial, and the distribution to shareholders of Imperial of an operating unit of Imperial ("Metals") containing the mining assets and related transactions, all on the basis of the assumptions described in the Plan of Arrangement (the "Plan") in Note 2 below.

On November 23, 2001 Imperial voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan applies to Imperial and two of its wholly owned subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited (collectively the "Petitioners").

Under the Plan, it will be proposed that Imperial divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Imperial's existing oil and natural gas and investment assets will be retained in Imperial and a new company, to be owned by the shareholders of Imperial, will be established to hold the mining assets.

As part of the Plan, it will be proposed that the convertible debentures and a portion of the long term debt will be exchanged for common shares. The unsecured creditors of the Petitioners owed less than $5,000 will receive cash in full payment of amounts owed, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt.

It is expected the Plan will be presented to a meeting of Imperial's shareholders and debtholders in March 2002 for formal approval. Implementation of the Plan will be subject to court and regulatory approval.

The pro forma consolidated financial statements of Imperial have been prepared in accordance with Canadian generally accepted accounting principles from the following:

i. The audited financial statements of Imperial as at and for the year ended December 31, 2000.
ii. The unaudited interim financial statements of Imperial as at and for the nine months ended September 30, 2001.
iii. The audited financial statements of Metals as at and for the year ended December 31, 2000.
iv. The unaudited interim financial statements of Metals as at and for the nine months ended September 30, 2001.

The pro forma consolidated financial statements of Imperial should be read in conjunction with the foregoing financial statements including the notes thereto and have been prepared after giving effect to the transactions more fully described in Note 2.

The pro forma balance sheet as at September 30, 2001 has been prepared as if the transactions described in Note 2 had occurred on September 30, 2001. The pro forma statements of loss and cash flow for the year ended December 31, 2000 and for the nine months ended September 30, 2001 have been prepared as if the transactions described in Note 2 had occurred on January 1, 2000 and January 1, 2001, respectively.

The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Imperial which would have actually resulted had the proposed transactions described in Note 2 and other pro forma adjustments been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations or the financial position that may be obtained in the future.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated financial statements incorporate the following pro forma adjustments and assumptions:

(a) Imperial incurred additional net expenditures of approximately $800,000 subsequent to September 30, 2001 and prior to the date Imperial filed for court protection under the Companies Creditors' Arrangement Act on November 23, 2001. These expenditures, which will also be settled under the Plan, have been recorded as at September 30, 2001 in the case of the pro forma statements as at and for the nine months ended September 30, 2001 and as at December 31, 2000 in the case of the pro forma statements for the year ended December 31, 2000. These expenditures represent approximately $76,000 in costs for capital assets and approximately $724,000 in operating expenses.

Unsecured creditors of Imperial, including the amounts noted above, will settle their debt pursuant to the Plan on the basis that

i. If the debt owed to a creditor is equal to or less than $5,000 the creditor receives 100% of the debt repaid in cash;
ii. If the debt owed to a creditor is greater than $5,000 but less than or equal to $20,000 the creditor receives $5,000 cash and the remainder of the debt repaid in common shares of Imperial at an ascribed settlement ratio of $0.225 per share; and
iii. If the debt owed to a creditor is greater than $20,000 the creditor receives a payment in cash equal to its pro rata share (based on its debt in relationship to the aggregate of the debts greater than $20,000) of a cash fund, comprised of $1,000,000 less any other amounts paid under paragraph (i) and (iii) above, and the remainder of the debt repaid in common shares of Imperial at an ascribed settlement ratio of $0.225 per share.

It is assumed that an aggregate of $4,529,000 of debt of which $136,000 is in category (i), $130,000 is in category (ii) and $4,263,000 is in category (iii) will be settled for payment of $1,000,000 in cash and issuance of 15,685,661 common shares of Imperial at an ascribed settlement ratio of $0.225 per share. Generally accepted accounting principles require calculation of a gain or loss when shares are issued in payment of amounts owed by Imperial. The gain on settlement of unsecured creditors is assumed to be $1,255,000 based on a fair value of $0.145 per common share issued to creditors, this being the closing market price for Imperial shares on November 26, 2001, the first trading date of Imperial shares after announcement of the Plan. The actual gain or loss will be determined based on the closing price on the day of approval of the Plan and could vary materially from the amount recorded in these pro forma financial statements.

(b) Imperial will convert $1.4 million of the $4.4 million of the secured notes included in the current portion of other long term debt into 14 million common shares of Imperial at an ascribed settlement ratio of $0.10 per common share resulting in a loss on settlement of $630,000 calculated on a basis consistent with assumption (a) above. A reduction of interest charges in respect of the $1.4 million debt converted to common shares of Imperial in the amount of $105,000 and $140,000, respectively, for the nine months ended September 30, 2001 and the year ended December 31, 2000, have been recorded in the statements of loss. An increase in interest expense on the remaining $3.0 million of debt previously included in the Metals business in the amount of $225,000 and $300,000, respectively, for the nine months ended September 30, 2001 and the year ended December 31, 2000, have been recorded in the statements of loss.

(c) Imperial will convert the subordinated secured convertible debentures with a face value of $4,670,000 and all accrued interest to November 22, 2001, estimated at $54,249, into 47,242,488 common shares of Imperial at an ascribed settlement ratio of $0.10 per common share. Deferred financing costs of $38,881 and the estimated accrued interest of $54,249 for the period October 1 to November 22, 2001, net of interest accretion adjustments on the debt component of the convertible debenture, will also be extinguished. Pursuant to the Emerging Issues Committee of the Canadian Institute of Chartered Accountants pronouncement number 96 ("EIC 96"), Imperial is required to calculate a gain or loss on the early extinguishment of the convertible debentures. The loss on settlement of the debt and equity portions have been determined as $1,609,000 and $2,478,000, respectively, calculated pursuant to EIC 96 whereby the incremental proceeds on early extinguishment of the convertible debenture is included as part of the fair value of the shares issued in settlement of the debt. A share price of $0.145 was used in calculation of the fair value. The loss on settlement of the debt portion is recorded as a loss in the statement of loss whereas the loss attributable to the equity portion is recorded as a capital transaction resulting in a direct charge to deficit.

(d) The number of issued and outstanding common shares of Imperial will be consolidated on the basis of one new common share for each ten common shares.

(e) Imperial will transfer its mining assets and the shares of each of its subsidiaries, other than Axicorp Fund Ltd. and Minexco Energy Ltd., to Metals for such number of common shares so that the number of issued and outstanding shares of Metals is equal to the number of issued and outstanding shares of Imperial.

The share capital of Imperial will be amended to include two new classes of common shares: one class of common shares with a par value of $0.0001 each (the "Energy Common Shares") and one class of common shares without par value (the "Class B Shares").

Each existing common share of Imperial (except those held by non-residents of Canada for tax purposes) will be exchanged for one Energy Common Share and one Class B Share and each Class B Share so issued will be exchanged for one common share of Metals. Concurrently, each existing common share of Imperial held by non-residents of Canada for tax purposes will be disposed of for one Energy Common Share and one common share of Metals. The Capital Employed in the Metals business, $10,272,000 at September 30, 2001, is assumed to be the share capital of IMI Imperial Metals Inc.

(f) The mining assets of Imperial will be transferred to the shareholders of Imperial on the basis of one common share of IMI Imperial Metals Inc. ("Metals"), the company formed to continue the mining business of Imperial, for every one common Class B share of Imperial held.

Details of the mining assets and liabilities transferred after effecting the restructuring contemplated under the Plan are as follows:

Balance Sheet	September 30, 2001 *(000's)*	December 31, 2000 *(000's)*
Cash and cash equivalents	$1,294	$ 509
Accounts Receivable	14,000	9,622
Inventory	5,839	7,104
	21,133	17,235
Mineral Properties	73,798	86,718
Future Site Reclamation Deposits	7,642	5,531
Other Assets	5,463	3,918
	$108,036	$113,402
Accounts payable and accruals	$7,120	$11,233
Short term debt	6,625	358
Current portion of limited recourse long term debt	27,745	5,498
Current portion of other long term debt	-	263
	41,490	17,352
Limited Recourse Long Term Debt and Accrued Interest	48,360	69,267
Other Long Term Liabilities	-	1,754
Future Site Reclamation Costs	7,914	9,440
	97,764	97,813
Capital Employed	10,272	15,589
	$108,036	$113,402

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2001 and December 31, 2000 and
For the Nine Months Ended September 30, 2001 and for the Year Ended December 30, 2000

Statement of Loss	Nine Months Ended September 30, 2001 *(000's)*	Year Ended December 31, 2000 *(000's)*
Revenues	$94,301	$93,836
Expenses	104,493	95,104
Net Loss	$10,192	$1,268
Statement of Cash Flows		
Cash flow from operations	$8,743	$10,643
Net change in non-cash operating balances	3,266	3,298
Operating activities	12,009	13,941
Financing activities	(3,001)	(3,922)
Investment activities	(8,346)	(13,076)
Increase (decrease) in cash and cash equivalents	$662	$(3,057)

(g) The assumed secured creditors, comprised of the property and equipment lien holders, owed approximately $251,000, will be repaid in full in cash.

(h) The loss per share for the year ended December 31, 2000 and for the nine months ended September 30, 2001 have been calculated as follows:

	Nine Months Ended September 30, 2001	Year Ended December 31, 2000
Reported historical number of shares outstanding	80,596,061	80,386,458
Weighted average number of shares outstanding resulting from settlement of:		
Convertible debentures, including accrued interest, effective April 11, 2001 the date the debentures were originally issued	29,937,547	-
Other long term debt – secured notes	14,000,000	14,000,000
Unsecured creditors	15,685,661	15,685,661
Weighted average number of shares outstanding pre consolidation	140,219,269	110,072,119
Weighted average number of shares outstanding post consolidation on a 1 for 10 basis	14,021,927	11,007,212

APPENDIX "I"

NEW IMPERIAL PRO FORMA FINANCIAL STATEMENTS

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

To the Directors of Imperial Metals Corporation

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheets of IMI Imperial Metals Inc. ("Metals"), an operating unit of Imperial Metals Corporation ("Imperial") as at September 30, 2001 and the pro forma consolidated statements of loss and cash flow for the nine months ended September 30, 2001 and the year ended December 2000. These pro forma financial statements have been prepared for inclusion in an information circular to be issued by Imperial whereby it will be proposed that Imperial divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining, pursuant to a Plan of Arrangement ("Plan") of Imperial dated January 18, 2002. In our opinion, the pro forma consolidated financial statements have been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
January 18, 2002

IMI IMPERIAL METALS INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

September 30, 2001

(in thousands of dollars)

	IMI Imperial Metals Inc. September 30 2001 (Unaudited)		Adjustments (see Note 2) (Unaudited)			Pro Forma (Unaudited)
ASSETS						
Current Assets						
Cash and cash equivalents	$2,545	(a)	(1,000)			$1,294
		(g)	(251)			
Accounts receivable	14,000					14,000
Inventory	5,839					5,839
	22,384					21,133
Mineral Properties	73,798					73,798
Future Site Reclamation Deposits	7,642					7,642
Other Assets	5,502	(c)	(39)			5,463
	$109,326					$108,036
LIABILITIES						
Current Liabilities						
Accounts payable and accrued charges	$11,100	(a)	(3,729)			$7,120
		(g)	(251)			
Short term debt	6,625					6,625
Current portion of limited recourse long term debt	27,745					27,745
Current portion of other long term debt	3,000	(b)	(3,000)			-
	48,470					41,490
Limited Recourse Long Term Debt and Accrued Interest	48,360					48,360
Convertible Debentures	2,603	(c)	(2,603)			-
Future Site Reclamation Costs	7,914					7,914
	107,347					97,764
SHAREHOLDERS' EQUITY						
Share Capital	-			(f)	10,272	10,272
Capital Employed	1,989	(a)	3,529	(c)	4,725	
		(c)	(2,188)	(f)	(11,045)	
				(b)	3,000	-
Deficit	-	(c)	27	(f)	773	
				(a)	(800)	-
	1,979					10,272
	$109,326					$108,036

Approved by the Board

N. Murray Edwards
Director

Pierre B. Lebel
Director

(Unaudited – Prepared by Management)

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMI IMPERIAL METALS INC.

PRO FORMA CONSOLIDATED STATEMENTS OF LOSS

For the Nine Months Ended September 30, 2001
(in thousands of dollars except per share amounts)

	For the Nine Months Ended September 30, 2001 (Unaudited)		Adjustments (see Note 2) (Unaudited)	Pro Forma (Unaudited)
REVENUES				
Mineral, net of royalties	$93,286			$93,286
Other	1,015			1,015
	94,301			94,301
EXPENSES				
Mineral production, treatment and transportation	83,150			83,150
Depletion, depreciation and amortization	10,647			10,647
Administration	581			581
Capital taxes	131			131
Interest on long term debt	4,372	(c)	(341)	4,031
Other interest	615	(b)	(225)	390
Foreign exchange loss on long term debt	1,409			1,409
Other foreign exchange loss	638			638
	101,543			100,977
OPERATING LOSS	7,242			6,676
Deduct (Add)				
Mount Polley mineral property writedown, net of cost reductions resulting from suspension of mining and milling operations	2,836			2,836
Other	(351)			(351)
	2,485			2,485
LOSS BEFORE TAXES	9,727			9,161
Income and mining taxes	465	(f)	(465)	-
NET LOSS	$10,192			$9,161
Loss Per Share (Note 2(h))				$0.65

(Unaudited – Prepared by Management)

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMI IMPERIAL METALS INC.

PRO FORMA CONSOLIDATED STATEMENTS OF LOSS

For the Year Ended December 31, 2000
(in thousands of dollars except per share amounts)

	For the Year Ended December 31, 2000 (Audited)		Adjustments (see Note 2) (Unaudited)	Pro Forma (Unaudited)
REVENUES				
Mineral, net of royalties	$91,840			$91,840
Other	1,996			1,996
	93,836			93,836
EXPENSES				
Mineral production, treatment and transportation	76,248			76,248
Depletion, depreciation and amortization	13,445			13,445
Administration	1,176			1,176
Capital taxes	171			171
Interest on long term debt	9,764			9,764
Other interest	586	(b)	(300)	241
Foreign exchange loss on long term debt	1,417			1,417
Other foreign exchange loss	459			459
	103,266			102,966
OPERATING LOSS	9,430			9,130
Deduct (Add)				
Gain on restructuring of interest in Mount Polley Mine and related long term debt	(9,035)			(9,035)
Writedown of mineral properties	85			85
Other	301			301
	(8,649)			(8,649)
LOSS BEFORE TAXES	781			481
Income and mining taxes	487			487
NET LOSS	$1,268			$968
Loss Per Share (Note 2(h))				$0.09

(Unaudited – Prepared by Management)

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMI IMPERIAL METALS INC.

PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOW

For the Nine Months Ended September 30, 2001
(in thousands of dollars)

	For the Nine Months Ended September 30, 2001 (Unaudited)		Adjustments (see Note 2) (Unaudited)	Pro Forma (Unaudited)
OPERATING ACTIVITIES				
Net (loss)	$(10,192)			$(9,161)
Items not affecting cash flows				
Depletion, depreciation and amortization	10,647			10,647
Mount Polley mineral property writedown, net of cost reductions resulting from suspension of mining and milling operations	2,836			2,836
Foreign exchange loss on long term debt	1,409			1,409
Accrued interest on long term debt	3,608			3,608
Other	437	(c)	(164)	273
	8,745			9,612
Net change in non-cash operating balances	3,266	(a)	(1,000)	
		(g)	(251)	2,015
Cash provided by operating activities	12,011			11,627
FINANCING ACTIVITIES				
Repayment of long term debt	(5,835)			(5,835)
Decrease in other long term liabilities	(1,754)			(1,754)
Issue of convertible debenture, net of issue costs of $82	4,588			4,588
Advances from Parent Company	123	(f)	(123)	-
Cash (used in) financing activities	(2,878)			(3,001)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	9,133			8,626
INVESTMENT ACTIVITIES				
Acquisition and development of properties	6,713			6,713
Other	1,633			1,633
Cash used in investment activities	9,346			9,346
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$787			$(720)

(Unaudited – Prepared by Management)

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMI IMPERIAL METALS INC.

PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOW

For the Year Ended December 31, 2000

(in thousands of dollars)

	For the Year Ended December 31, 2000 (Audited)		Adjustments (see Note 2) (Unaudited)	Pro Forma (Unaudited)
OPERATING ACTIVITIES				
Net (loss)	$(1,268)			$(968)
Items not affecting cash flows				
Depletion, depreciation and amortization	13,445			13,445
Gain on restructuring of interest in Mount Polley Mine and related long term debt	(9,035)			(9,035)
Writedown of mineral properties	85			85
Foreign exchange loss on long term debt	1,417			1,417
Accrued interest on long term debt	5,026			5,026
Other	973			973
	10,643			10,943
Net change in non-cash operating balances	3,298	(a)	(1,000)	
		(g)	(251)	2,047
Cash provided by operating activities	13,952			12,990
FINANCING ACTIVITIES				
Repayment of long term debt	(4,563)			(4,563)
Increase in long term debt	1,448			1,448
Decrease in other long term liabilities	(807)			(807)
Advances from Parent Company	1,156	(f)	(1,156)	-
Cash (used in) financing activities	(2,766)			(3,922)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	11,175			9,068
INVESTMENT ACTIVITIES				
Acquisition and development of properties	13,032			13,032
Other	44			44
Cash used in investment activities	13,076			13,076
(DECREASE) IN CASH AND CASH EQUIVALENTS	$(1,901)			$(4,008)

(Unaudited – Prepared by Management)

The accompanying notes are an integral part of the Pro Forma Consolidated Financial Statements.

IMI IMPERIAL METALS INC.

PRO FORMA CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands of dollars)

	For the Nine Months Ended September 30 2001 (Unaudited)	For the Year Ended December 31 2000 (Audited)
OTHER CASH FLOW INFORMATION		
Interest expense paid	$ 550	$2,366
Interest income received	$ 530	$ 770
Taxes paid	$ 385	$ 240

IMI IMPERIAL METALS INC.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2001 and December 31, 2000 and
For the Nine Months Ended September 30, 2001 and for the Year Ended December 30, 2000

1. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of IMI Imperial Metals Inc. ("Metals"), an operating unit of Imperial Metals Corporation ("Imperial") as at September 30,2001 and for the nine months ended September 30, 2001 and the year ended December 2000 have been prepared by management after giving effect to the reorganization of the share capital of Imperial, and the distribution to shareholders of Imperial of an operating unit of Imperial containing the mining assets and related transactions ("Metals"), all on the basis of the assumptions described in the Plan of Arrangement (the "Plan") in Note 2 below.

On November 23, 2001 Imperial voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan applies to Imperial and two of its wholly owned subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited (collectively the "Petitioners").

Under the Plan, it will be proposed that Imperial divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Imperial's existing oil and natural gas and investment assets will be retained in Imperial and a new company, to be owned by the shareholders of Imperial, will be established to hold the mining assets.

As part of the Plan, it will be proposed that the convertible debentures and a portion of the long term debt will be exchanged for common shares. The unsecured creditors of the Petitioners owed less than $5,000 will receive cash in full payment of amounts owed, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt.

It is expected the Plan will be presented to a meeting of Imperial's shareholders and debtholders in March 2002 for formal approval. Implementation of the Plan will be subject to court and regulatory approval.

The pro forma consolidated financial statements of Metals have been prepared in accordance with Canadian generally accepted accounting principles from the following:

i. The audited financial statements of Imperial as at and for the year ended December 31, 2000.
ii. The unaudited interim financial statements of Imperial as at and for the nine months ended September 30, 2001.
iii. The audited financial statements of Metals as at and for the year ended December 31, 2000.
iv. The unaudited interim financial statements of Metals as at and for the nine months ended September 30, 2001.

The pro forma consolidated financial statements of Metals should be read in conjunction with the foregoing financial statements including the notes thereto and have been prepared after giving effect to the transactions more fully described in Note 2.

The pro forma consolidated balance sheet as at September 30, 2001 has been prepared as if the transactions described in Note 2 had occurred on September 30, 2001. The pro forma statements of loss and cash flow for the year ended December 31, 2000 and for the nine months ended September 30, 2001 have been prepared as if the transactions described in Note 2 had occurred on January 1, 2000 and January 1, 2001, respectively.

The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Metals which would have actually resulted had the proposed transactions described in Note 2 and other pro forma adjustments been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations or the financial position that may be obtained in the future.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated financial statements incorporate the following pro forma adjustments and assumptions:

(a) Metals incurred additional net expenditures of approximately $800,000 subsequent to September 30, 2001 and prior to the date Imperial filed for court protection under the Companies Creditors' Arrangement Act on November 23, 2001. These expenditures, which will also be settled under the Plan, have been recorded as at September 30, 2001 in the case of the pro forma statements as at and for the nine months ended September 30, 2001 and as at December 31, 2000 in the case of the pro forma statements for the year ended December 31, 2000. These expenditures represent approximately $76,000 in costs for capital assets and approximately $724,000 in operating expenses.

Unsecured creditors of Metals, including the amounts noted above, will settle their debt pursuant to the Plan on the basis that

i. If the debt owed to a creditor is equal to or less than $5,000 the creditor receives 100% of the debt repaid in cash;
ii. If the debt owed to a creditor is greater than $5,000 but less than or equal to $20,000 the creditor receives $5,000 cash and the remainder of the debt repaid in common shares of Imperial at an ascribed settlement ratio of $0.225 per share; and
iii. If the debt owed to a creditor is greater than $20,000 the creditor receives a payment in cash equal to its pro rata share (based on its debt in relationship to the aggregate of the debts greater than $20,000) of a cash fund, comprised of $1,000,000 less any other amounts paid under paragraph (i) and (iii) above, and the remainder of the debt repaid in common shares of Imperial at an ascribed settlement ratio of $0.225 per share.

It is assumed that an aggregate of $4,529,000 of debt of which $136,000 is in category (i), $130,000 is in category (ii) and $4,263,000 is in category (iii) will be settled for payment of $1,000,000 in cash and issuance of 15,685,661 common shares of Imperial at an ascribed settlement ratio of $0.225 per share. Metals will transfer $3,529,000 in debt to Imperial for settlement by issuance of Imperial shares. Gains and losses on settlement are assumed to be recorded in the financial statements of Imperial and not those of Metals.

(b) Metals will transfer to Imperial the $3.0 million of secured notes included in current portion of other long term debt. A reduction of interest charges in the amount of $225,000 and $300,000, respectively, for the nine months ended September 30, 2001 and the year ended December 31, 2000, have been recorded in the statements of loss.

(c) Metals will transfer to Imperial and Imperial will convert the subordinated secured convertible debentures with a face value of $4,670,000 and all accrued interest to November 22, 2001, estimated at $54,249, into 47,242,488 common shares of Imperial at an ascribed settlement ratio of $0.10 per common share. Deferred financing costs of $38,881 and the estimated accrued interest of $54,249 for the period October 1 to November 22, 2001, net of interest accretion adjustments on the debt component of the convertible debenture, will be written off to deficit.

(d) The number of issued and outstanding common shares of Imperial will be consolidated on the basis of one new common share for each ten common shares.

(e) Imperial will transfer its mining assets and the shares of each of its subsidiaries, other than Axicorp Fund Ltd. and Minexco Energy Ltd., to Metals for such number of common shares so that the number of issued and outstanding shares of Metals is equal to the number of issued and outstanding shares of Imperial.

The share capital of Imperial will be amended to include two new classes of common shares: one class of common shares with a par value of $0.0001 each (the "Energy Common Shares") and one class of common shares without par value (the "Class B Shares").

Each existing common share of Imperial (except those held by non-residents of Canada for tax purposes) will be exchanged for one Energy Common Share and one Class B Share and each Class B Share so issued will be exchanged for one common share of Metals. Concurrently, each existing common share of Imperial held by non-residents of Canada for tax purposes will be disposed of for one Energy Common Share and one common share of Metals. The Capital Employed in the Metals business, $10,272,000 at September 30, 2001, is assumed to be the share capital of IMI Imperial Metals Inc.

(f) The mining assets of Imperial will be transferred to the shareholders of Imperial on the basis of one common share of IMI Imperial Metals Inc., the Company formed to continue the mining business of Imperial, for every one common Class B share of Imperial held. The Capital Employed in the Metals business, $10,272,000 at September 30, 2001, is assumed to be the share capital of IMI Imperial Metals Inc.

(g) The assumed secured creditors, comprised of the property and equipment lien holders, owed approximately $251,000, will be repaid in full in cash.

(h) The loss per share for the year ended December 31, 2000 and for the nine months ended September 30, 2001 have been calculated as follows:

	Nine Months Ended September 30, 2001	Year Ended December 31, 2000
Reported historical number of shares outstanding	80,596,061	80,386,458
Weighted average number of shares outstanding resulting from settlement of:		
Convertible debentures, including accrued interest, effective April 11, 2001 the date the debentures were originally issued	29,937,547	-
Other long term debt – secured notes	14,000,000	14,000,000
Unsecured creditors	15,685,661	15,685,661
Weighted average number of shares outstanding pre consolidation	140,219,269	110,072,119
Weighted average number of shares outstanding post consolidation on a 1 for 10 basis	14,021,927	11,007,212

APPENDIX "J"

MONITOR'S REPORT TO THE COURT

IMPERIAL METALS CORPORATION
MOUNT POLLEY MINING CORPORATION
MOUNT POLLEY HOLDING COMPANY LIMITED

JANUARY 16, 2002

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF THE *COMPANIES' CREDITORS ARRANGEMENT ACT*
R.S.C. 1985, c. C-36
AND
IN THE MATTER OF THE *COMPANY ACT*, R.S.B.C. 1996, c. 62
AND
IN THE MATTER OF IMPERIAL METALS CORPORATION, MOUNT POLLEY MINING CORPORATION, and MOUNT POLLEY HOLDING COMPANY LIMITED

Petitioners

MONITOR'S REPORT TO THE COURT

1. Introduction

On November 23, 2001 Imperial Metals Corporation ("Imperial"), Mount Polley Mining Corporation ("MPM") and Mount Polley Holding Company Limited ("MPHC") applied to this Court for an Order under the *Companies' Creditors Arrangement Act* (the "CCAA"). On that day, an Order was made by the Court granting the relief requested. The Court extended the Stay Termination Date to January 18, 2002.

The Order appointed Richter, Allan & Taylor Inc. as Monitor. As this Court may be unfamiliar with the Monitor, we advise that the Richter firm is the eighth largest accounting firm in Canada. We operate as Richter, Allan & Taylor Inc. in Alberta and Richter & Partners Inc. nationally. The Richter firm has been engaged on many of the largest restructurings in Canada including Confederation Life Insurance Company, Canadian Airlines International Limited, the T. Eaton Company Limited, Dylex Limited and the Canadian Red Cross Society. We also have experience in acting as Monitor under the CCAA in a variety of cases.

This report addresses the value of Imperial, MPM and MPHC in a liquidation scenario. The Monitor will be providing to the Court a supplementary report at a later date which will address, among other things, the Petitioners' operations since November 23, 2001 and the creditor proof of claim process.

2. Background

Imperial is a mining company which explores for, develops and produces base and precious metals directly or through subsidiaries. The sole business purpose of MPM is to manage the day to day operations at the Mount Polley Mine. The sole business purpose of MPHC is to hold the mineral titles for the Mount Polley Mine in trust for Imperial. For the purposes of our report Imperial, MPM and MPHC are hereinafter referred to as Imperial.

Imperial is a public corporation and its shares are listed for trading on the Toronto Stock Exchange. The main assets of Imperial (held either directly or through subsidiaries) are several mineral and exploration properties and the related buildings and mining equipment. Imperial also holds interests in oil and gas properties in Alberta, British Columbia and Saskatchewan, all of which are operated by third parties.

Imperial derives the majority of its revenues from mining. Mineral prices have been depressed for several years which has affected Imperial's ability to operate profitably. For the first six months in 2000, Imperial operated under an Economic Plan from the Job Protection Commission in British Columbia. Under the Economic Plan, Imperial could defer certain operating expenses which allowed Imperial to continue operations at the Mount Polley Mine.

In September 2001, Imperial was forced to suspend operations at the Mount Polley Mine for the following reasons:

(a) High grade reserves had been depleted and further investment was necessary in order to gain access to additional high grade reserves; and

(b) Increased mining costs and low copper and gold prices made continuation of the Mount Polley Mine operation uneconomic.

Imperial employed a total of 262 people, the majority of whom were employed at the Mount Polley Mine. All but 16 employees at the Mount Polley Mine have been laid off. These employees are being retained to ensure proper care and maintenance of the mine. Including head office personnel, Imperial now employs 31 people.

Imperial's yearly operating income is very sensitive to mineral prices. Based on year 2001 production levels, if gold prices change by U.S. $10.00 per ounce, the effect on Imperial's operating income is approximately $1.1 million. If the price of copper changes by U.S. 1¢ per pound, Imperial's yearly operating income changes by approximately $935,000.

3. Plan of Arrangement

The Plan of Arrangement (the "Plan") being advanced by Imperial is a consolidated one whereby all unsecured creditors of each company (Imperial, MPM and MPHC) will vote as a single class of creditors. The business affairs of the three companies are significantly intertwined. In the circumstances, proposing a separate Plan for each of the three companies would be inefficient and cost prohibitive. No prejudice will be suffered by any of the unsecured creditors of the three companies as a result of a consolidated Plan being proposed. Therefore it is prudent to propose a consolidated Plan.

The Plan calls for a cash settlement fund for unsecured creditors of $1,000,000 and from this fund unsecured creditors are to be paid the following:

(i) if the claim amount is equal to or less than $5,000 the creditor will receive full payment in cash;

(ii) if the claim amount is greater than $5,000 but less than or equal to $20,000 the creditor will receive $5,000 cash and Imperial common shares, the number of shares to be determined by dividing the difference between the claim amount and $5,000 by $0.225;

(iii) if the claim amount is greater than $20,000 the creditor will receive a cash payment equal to its pro rata share of the cash settlement fund after deducting from the cash settlement fund the amounts paid in i) and ii) above and Imperial common shares, the number of shares to be determined by dividing the difference between the claim amount and the amount paid by $0.225.

4. Liquidation Analysis

The Monitor has prepared a liquidation analysis assuming that a failure by Imperial to reorganize its affairs would result in the appointment of a Receiver and Manager over all of the assets of Imperial including all subsidiaries, with a contemporaneous bankruptcy. It is further assumed that the Receiver/Trustee would then proceed to sell all of the assets of Imperial in a timely fashion.

The assets of Imperial are, however, rather unique. There is a ready market for the oil and gas properties, however, the market for mining assets is limited given the ongoing depressed state of the mining industry generally. Based on our assumptions, the disposal of Imperial's assets and the liquidation would take place in a distressed sale environment.

To conduct our liquidation analysis the Monitor reviewed and relied upon:

(a) Imperial's September 30, 2001 Financial Statements, which were available at the date of the CCAA filing;

(b) Updated financial information to November 30, 2001 as prepared by Imperial;

(c) Projected Cash Flow for the four month period, December 2001 – March 2002;

(d) Imperial's 2000 Annual Report;

(e) Discussions with and representations of management of Imperial;

(f) The legal opinion of Taylor Wray, a legal firm located in Vancouver, British Columbia, addressed to the Monitor which states that the security of Edco Oil & Gas Ltd. and the Debenture holders is valid and enforceable;

(g) Discussions with an auctioneer/liquidator in Calgary, Alberta who is well known to us and experienced in the disposition of mining equipment;

(h) Discussions with an oil and gas industry specialist in Calgary who is well known to us.

It should be noted that while our review of the aforementioned documentation and our discussions with management were extensive, we did not conduct an audit nor did we verify the completeness and accuracy of all information and documentation provided to us. Rather we have relied on the contents of the documentation reviewed and the representations made. Moreover, it must be noted that much of the documentation and information provided includes estimates and assumptions regarding future results and events (including estimates of sales prices for the mining assets as well as cash flow projections). Actual results may differ materially from those projected.

5. Estimated Recovery to Creditors

Our analysis, a summary of which is attached as Schedule 1, reflects that there will be no monies available for distribution to unsecured creditors in a liquidation scenario. As well, some of the secured creditors will suffer shortfalls on their loans to Imperial.

The Plan calls for the distribution of cash and shares to Imperial's unsecured creditors. Imperial will pay $1,000,000 which will result in an overall cash distribution to unsecured creditors of approximately 22¢ on the dollar. Unsecured creditors with claims of $5,000 or less will be paid cash in full. Unsecured creditors with claims in excess of $5,000 will receive a combination of cash and Imperial's common shares with a stated value of $0.225/share. The number of shares to be received was outlined earlier in our report. Given the provision in the Plan to fully pay unsecured creditors with claims of $5,000 or less, Imperial management estimates that 68% of the unsecured creditors of Imperial will be paid in full.

Based on our analysis and the assumptions made, a distribution of this magnitude will see the unsecured creditors experience a superior recovery under the Plan than from a liquidation of the assets of Imperial by a Receiver/Trustee.

6. Major Assumptions

The major assumptions used in preparing the Estimated Recovery to Creditors are as follows:

(i) Failure to restructure would result in the orderly liquidation of all assets of Imperial (including subsidiaries) by a Receiver and Manager. A concurrent appointment of a Trustee in bankruptcy under the *Bankruptcy and Insolvency Act* would likely ensue as a result of the benefits that arise in dealing with certain creditor claims in a bankruptcy. The assets would be sold in a timely manner in the distressed market conditions that currently exist.

(ii) Sumitomo Corporation's security over the Mount Polley Mine and its related assets is valid and enforceable.

(iii) The following creditors rank in priority to all secured creditors:

  (a) The Province of British Columbia for property taxes;

  (b) Various government authorities for the costs of reclamation of mine sites; and

  (c) Creditors who have filed liens against the Mount Polley Mine and the Mount Polley mining equipment.

(iv) The costs of reclamation are equal to the amount of the reclamation bonds, as the quantum of the reclamation bonds is established by government authorities.

(v) The disposition of all assets would occur by June 30, 2002.

(vi) Management and key personnel would be available to assist in the liquidation of the assets.

(vii) All of Imperial's subsidiaries would be liquidated by a Receiver/Trustee.

(viii) Liquidation costs and fees, including receivership/bankruptcy fees will be 5% of the liquidation value of the assets;

(ix) There will be no material increase in mineral commodity prices prior to June 30, 2002.

7. Analysis

To assess whether the plan being advanced is more beneficial to unsecured creditors than a liquidation of Imperial's assets, it was necessary to calculate the realizable values of all of Imperial's assets (including those owned by Imperial's subsidiaries) assuming a liquidation scenario in distressed market conditions. To arrive at a realizable value, we reviewed the financial statements of Imperial and all of its subsidiaries to identify the assets in each company. Imperial provided the Monitor with detailed listings of the assets held in each related company. We then developed a low and high value for each of the assets in Imperial and its subsidiaries.

No Imperial subsidiary, other than Huckleberry Mines Ltd. ("Huckleberry"), which is owned 50% by Imperial, is operating. It should be noted that the decision to produce at Huckleberry does not rest with Imperial but with the other 50% owners, who are also secured creditors of Huckleberry. Imperial views Huckleberry as uneconomic given low copper prices and believes operations should be suspended.

Based on our analysis, the majority of Imperial's subsidiaries are insolvent. After liquidation of the subsidiaries' assets, which would include liquidation costs and fees and payment to creditors in those companies, the surplus funds available would be paid to Imperial. We estimate the value to Imperial of the subsidiaries in a liquidation scenario to be between $663,000 and $1,250,000.

The liquidation value of the equipment at each mine was discussed with an auctioneer/liquidator located in Calgary, Alberta who is well versed in the liquidation of mine operating equipment. Based on the Monitor's discussion with the auctioneer/liquidator, the Monitor arrived at the low value for the mining assets. The high value for the mining assets was established using Imperial management's estimates of the value of the assets assuming a liquidation by June 30, 2002.

With respect to the oil and gas properties, we reviewed the historical cash flows for the past five years. We also had detailed discussions with management in connection with the production and decline rates on the properties. Moreover, we had discussions about the oil and gas properties with an oil and gas industry specialist in Calgary, Alberta who is well known to us. It was his view that the estimated values we arrived at for the oil and gas properties were reasonable.

The Mount Polley Mine site would have to be maintained over the course of liquidating the mine's assets. Care and maintenance of the mine would be required at least to June 30, 2002 and possibly beyond that date. In addition to maintenance, mandatory environmental monitoring would be required by government authorities in connection with eventual reclamation of the mine site. We have estimated the care and maintenance costs to June 30, 2002 to range between $500,000 and $800,000.
Several head office personnel would be required to assist in the asset disposition in a liquidation scenario. We have assumed that a number of head office personnel would be required until all assets are liquidated.

We have assumed that liquidation costs, including receiver/bankruptcy fees, legal fees and other costs would be 5% of the liquidation value of the assets.

We have deducted the Mount Polley Mine maintenance costs, head office operating costs and liquidation costs and fees from the estimated liquidation values to arrive at the amount of funds that would be available for distribution to creditors.

From this amount, we deducted the claims of priority creditors to arrive at the amounts that would be available to the secured creditors upon the liquidation of the assets. The amount estimated to be paid to the secured creditors has been calculated based on the assets that have been pledged to each secured creditor for the loans advanced to Imperial.

Schedule 1 reflects our estimated recovery to creditors of Imperial. The notes to Schedule 1 provide further explanation of the figures provided therein. We have estimated that net asset realizations would range from a low of $11,778,396 to a high of $14,634,296 after asset disposition costs, including liquidation fees and costs. The total claims of priority creditors and secured creditors are expected to be $18,349,000. The result is a shortfall to secured creditors in the range of approximately $3.7 million to $6.6 million and therefore there would be no monies available for unsecured creditors in a liquidation scenario.

8. Conclusion

Based on our analysis, the distribution to unsecured creditors of Imperial proposed in the Plan of Arrangement is preferable to a liquidation of Imperial's assets through a receiver/bankruptcy process, which we estimate would result in no recovery for unsecured creditors. Accordingly, we recommend that unsecured creditors vote in favour of the Plan of Arrangement.

Dated at Calgary, Alberta, this 16th day of January, 2002.

Richter, Allan & Taylor Inc.

Per: *"R.J. Taylor, CA, CIRP"*
R. J. Taylor, CA, CIRP

IMPERIAL METALS CORPORATION
ESTIMATED RECOVERY TO CREDITORS
LIQUIDATION SCENARIO
AS AT NOVEMBER 30, 2001

	Notes	LOW	HIGH
REALIZATIONS			
Cash	1	$ 1,399,185	$ 1,399,185
Marketable securities	2	1,863,469	1,863,469
Accounts receivable	3	408,500	408,500
Intercompany investments	4	663,000	1,250,000
Inventory	5	112,000	224,000
Intercompany receivable	6	2,500,000	2,500,000
Fixed assets:			
Furniture and fixtures	7	75,000	100,000
Mining assets	8	2,700,000	4,900,000
Oil and gas properties	9	1,500,000	2,000,000
Real estate	10	102,000	127,000
Reclamation bonds	11	1,935,000	1,935,000
Mount Polley Mine maintenance costs	12	(500,000)	(800,000)
Head office operating costs	13	(350,000)	(500,000)
Liquidation fees and costs	14	(629,758)	(772,858)
NET ASSETS AVAILABLE		11,778,396	14,634,296
PRIORITY PAYMENTS			
British Columbia property taxes	15	1,150,000	1,150,000
Reclamation costs	16	1,935,000	1,935,000
Liens	17	294,000	294,000
Edco Oil and Gas Ltd.	18	4,000,000	4,000,000
Sumitomo Corporation	19	6,300,000	6,300,000
Debenture holders	20	4,670,000	4,670,000
		18,349,000	18,349,000
DEFICIT (prior to consideration of unsecured creditors)		**$ (6,570,604)**	**$ (3,714,704)**
ESTIMATED RECOVERY			
Priority creditors			
British Columbia property taxes		100.00%	100.00%
Reclamation costs		100.00%	100.00%
Edco Oil and Gas Ltd.		100.00%	100.00%
Sumitomo Corporation		30.00%	59.54%
Debenture holders		54.80%	76.70%
Unsecured creditors		0.00%	0.00%

Imperial Metals Corporation
Estimated Recovery to Creditors
Liquidation Scenario
as at November 30, 2001

Notes

1. Imperial Metals Corporation ("Imperial") has several bank accounts. The balance in those accounts as at November 30, 2001 are as follows:

Mount Polley Holding Company Limited	$	97.99
Imperial		919,762.58
Mount Polley Mining Corporation		28,028.68
Imperial		195,003.01
Imperial US Dollar		241,599.56
Mount Polley Mining Corporation US Dollar		14,693.60
	$	**1,399,185.30**

The exchange rate used for the US Dollar accounts is 1.6.

2. Marketable securities at November 30, 2001 are as follows:

Description	Shares Held	Share Price	Current Value
Anglesey Mining PLC	3,458,619	$0.05	172,931
Cathedral Energy Services Ltd.	201,767	$0.93	187,643
zed.i Solutions Inc.	3,587,931	$0.37	1,327,534
Hankin Water Technologies Ltd.	770,897	$0.10	77,090
International PBX Ventures Ltd.	600,000	$0.09	54,000
Other			44,271
			$ 1,863,469

The zed.i Solutions Inc.'s shares are pledged to Edco Oil and Gas Ltd. ("Edco") as security for Edco's loans to Imperial.

3. Accounts receivable comprise a number of trade accounts receivable, Mount Polley employee vehicle loans payable over time, accrued interest, a GST refund and taxes receivable. Management is of the view that all accounts receivable are fully collectible.

4. Intercompany investments comprise Imperial's investments in several subsidiary companies which are owned 100% by Imperial other than Huckleberry Mines Ltd. ("Huckleberry"). Imperial owns 50% of Huckleberry. None of the subsidiaries have any economic ongoing production other than Huckleberry. The estimated recoveries assume a liquidation of the assets in each of the subsidiaries with realizations estimated to be as follows:

Subsidiary	Low		High	
Axicorp Fund Ltd.	$	-	$	-
Bethlehem Resources (1996) Corporation		100,000		200,000
Goldstream Mining Corporation		-		-
Princeton Exploration Ltd.		-		-
Minexco Energy Ltd.		-		-
Similco Mines Ltd.		235,000		400,000
Sterling Gold Mining Corporation		-		200,000
Silvertip Mining Corporation		250,000		350,000
High G Minerals Corporation	$	78,000	$	100,000
Huckleberry Mines Ltd.		-		-
	$	**663,000**	**$**	**1,250,000**

Axicorp Fund Ltd. holds marketable securities. However, the debt in the company exceeds the value of the marketable securities.

Bethlehem Resources (1996) Corporation owns the Goldstream mine which is currently in reclamation.

Goldstream Mining Corporation, Princeton Exploration Ltd. and Minexco Energy Ltd. are dormant companies. Similco Mines Ltd. has ceased operations and Imperial is assessing options in connection with reclamation of the mine.

Underground mining has now ceased at the Sterling mine. Imperial recently commenced an exploration program to attempt to locate mineral structures worthy of development. To date Imperial has not located any economic mineral resources at Sterling.

Silvertip is an exploration property where Imperial, former optionees and former owners have spent approximately $25 million exploring for silver, zinc and lead. In 1999 and 2000, a former optionee spent approximately $2 million in exploratory fieldwork but withdrew from the project in 2001. Imperial's management advises additional exploratory work is required. To date not enough economic mineral resources have been located to make the project economic.

High G Minerals Corporation holds an industrial mineral property which requires several million dollars of development capital as well as a market prior to being put into production.

Imperial owns 50% of Huckleberry. The mine produces copper and molybdenum. A financial restructuring package is in place with debt payments governed by available cash flow. As at November 30, 2001, Huckleberry's financial statements reflect negative retained earnings of $57 million. On January 1, 2002 Huckleberry was required to pay approximately $50 million to its lenders but was unable to pay any amount. The lenders have advised Imperial that they will postpone any decision with respect to Huckleberry until March 31, 2002. It should be noted that the lenders have the right to exercise their security which could result in Imperial forfeiting or changing its economic interest in Huckleberry. Consequently, in a liquidation scenario, Imperial's 50% interest in Huckleberry has no value.

5. The inventory consists of supplies located at the Mount Polley Mine. As at November 30, 2001 the supplies inventory book value is $1,485,302. We have had a discussion with an auctioneer/liquidator regarding the mining supplies. The auctioneer/liquidator has suggested that in a liquidation scenario expected recoveries would be anywhere from 7.5% to 15% on the dollar. Based on our discussions with the auctioneer/liquidator we estimate the supplies inventory as follows:

		Low		High
	$	1,485,308	$	1,485,308
		x 7.5%		x 15.0%
	$	111,398	$	222,795
Say	$	112,000	$	224,000

6. The intercompany receivable represents a loan of $2.5 million to Huckleberry. The loan is a first charge on the Huckleberry assets ranking in priority to Huckleberry's major lenders. Management believes the $2.5 million is fully collectible.

7. Furniture and fixtures comprise office equipment, office furniture, computer hardware and software. The depreciated book value of the furniture and fixtures at November 30, 2001 is $197,717. However, this figure includes leasehold improvements as well as computer software which would have no value in a liquidation. We believe the furniture and fixtures has a liquidation value of between $75,000 and $100,000.

8. Mining assets comprise the mining equipment located at the Mount Polley Mine. We have had discussions with an auctioneer/liquidator regarding these assets and the value attributable to them in a liquidation scenario. The assets include four (4) buildings located at the site, seven (7) ball mills, crushers, concentrators, major mining equipment and miscellaneous equipment.

   With respect to the buildings at the mine, the auctioneer/liquidator's view was that it was doubtful there would be any value to the buildings in a liquidation scenario. The mill and crusher buildings are configured specifically to the mine in setup and operation. It was the auctioneer/liquidator's view that the best case scenario was likely that the buildings would be sold for one dollar provided the purchaser dismantled and hauled away the buildings. Consequently, in a liquidation scenario we have attributed no value to the buildings.

   With respect to the seven ball mills, they are of a smaller size with 2,500 horsepower motors. They were purchased used, approximately 5 years ago. We are advised by the auctioneer/liquidator that given the depressed status of the mining industry that the ballmills would be difficult to sell at a reasonable price. The auctioneer/liquidator advised that recently they sold a ball mill with slightly less horsepower for $10,000. The Company advises they have sold ball mills from other mines but it took several years. A purchaser must have a need for a specific type and size of ball mill to be used and adapted to mining operations. Given the comments provided by the auctioneer/liquidator as well as Imperial's management, we have estimated that in a liquidation scenario the ball mills would each sell for a low value of $100,000 and a high value of $200,000 for a total sales price range of $700,000 to $1.4 million.

   With respect to the balance of the crushing and concentrate assets, the auctioneer/ liquidator had little information to suggest a value but stressed that these assets would be very difficult to dispose of in a liquidation scenario given the current state of the mining industry. As a result of the auctioneer/liquidator's comments and values established for the ballmills, we estimate the realizable value on the sale of these assets from a low of $1.0 million to a high of $1.5 million.

   The major mining equipment comprises loaders, graders, dozers, cat trucks, shovels, drills etc. The Company has estimated a realizable value for these assets, however, in discussing these assets with the auctioneer/liquidator, it was their opinion that a liquidation value would be substantially less than that estimated by Imperial. The auctioneer/liquidator suggested that in a liquidation scenario, the sales values would be 25% of those sales values estimated by Imperial. Accordingly, we have estimated the liquidation value of the major mining equipment as follows:

Description		Low		High
Loaders	$	123,750	$	247,500
Grader		23,750		47,500
Dozers		65,000		130,000
Trucks		34,500		69,000
Shovels		100,000		200,000
Drills		62,500		127,700
Bobcats		10,250		20,500
Hoes		11,500		23,000
Cat Trucks		450,000		900,000
	$	**881,250**	**$**	**1,762,500**

The remaining equipment at the mine comprises miscellaneous equipment such as vehicles, forklifts, compressors etc. Applying the aforementioned liquidation methodology to these assets, we estimate a low and high value of $105,000 and $210,000 respectively.

Summarizing the foregoing, the mining asset values are as follows:

Description		Low		High
Ball mills	$	700,000	$	1,400,000
Crushers and concentrate equipment		1,000,000		1,500,000
Major mining equipment		881,250		1,762,500
Miscellaneous equipment		105,000		210,010
	$	2,686,255	$	4,872,510
Say	**$**	**2,700,000**	**$**	**4,900,000**

9. Imperial owns a number of oil and gas properties in Alberta. The Company's working interest percentages in the properties are small and the Company does not operate any of the properties.

The average revenue attributable to the properties has averaged $545,000 from 1997 through to 2000.

Based on our discussions with management regarding the properties, we have assumed a 15% decline rate and that the oil and gas assets will be uneconomic in ten years. Applying this formula to the average revenues from 1997 through 2000 we estimate cash flows over a ten year period of approximately $2.5 million. We have applied an oil and gas reserve index rule of thumb of 1.75 against the estimated future cash flows to arrive at a value for the oil and gas properties of between $1.5 and $2.0 million.

10. Real estate comprises properties owned in the Estella, Addington mine and Invermay areas. The municipal assessed value for the properties is $127,200.

We are advised by Imperial that the properties are located in remote areas. Imperial has tried to sell some of the properties but has had no success. To dispose of these properties in a liquidation/distressed sale scenario may decrease the sale price below that of the assessed value. We have estimated the realizable values to be as follows:

Description		Low		High
Estella	$	42,000	$	52,000
Addington mine		40,000		52,000
Invermay		20,000		23,000
	$	**102,000**	**$**	**127,000**

11. Imperial has reclamation bonds in place on all of its mines. The quantum of the bonds is established by regulatory authorities.

12. The Mount Polley Mine will have to be maintained while shut down and over the course of liquidating the mine's assets. Imperial estimates yearly maintenance costs for the Mount Polley Mine in a shut down mode to be approximately $1,350,000 per year ($112,000 per month). The Company estimates it will need six people at the mine to properly maintain it and to meet insurance coverage requirements.

    We have assumed care and maintenance of the mine would be required for a period of six months. While it may be possible to reduce these costs from those estimated by management, management is very experienced in this area. They advise that proper care and maintenance along with environmental monitoring is required to preserve the value of the assets located at the mine. We have therefore estimated the care and maintenance costs over the six months to range between $500,000 and $800,000.

13. Several head office personnel will be required to assist with the assets in a liquidation scenario. We have estimated the head office operating costs, net of fee revenue from Imperial's management of Huckleberry, will range between $350,000 and $500,000.

14. Liquidation costs and legal fees which will include receivership/bankruptcy fees and legal fees are estimated to be 5% of the asset realization value.

15. The Province of British Columbia property tax amount is based on a proof of claim filed by the Province. The taxes are associated with the Mount Polley Mine and rank in priority to creditors holding security over the Mount Polley Mine assets.

16. The costs associated with mine reclamation represent a priority charge against Imperial's assets. As the reclamation bond amount is established by regulatory authorities, we have assumed that the costs of reclamation are equal to the amount of the bond.

17. Several creditors have filed liens, one against the Mount Polley Mine property and the balance against the equipment used at the Mount Polley Mine for repairs and maintenance made to the equipment. Although we have not obtained a legal opinion on this matter, we have assumed that the lien claims will rank in priority to creditors holding security over the Mount Polley Mine.

18. Edco has loaned a total of $4,400,000 million to Imperial pursuant to loan agreements for $4,000,000. Whether the $400,000 portion of the loan is secured or unsecured remains to be determined. For purposes of our liquidation analysis we have assumed it is unsecured.

    Edco holds security over Imperial's oil and gas assets (limited to $1,000,000), the $2,500,000 account receivable from Huckleberry, the common shares of Silvertip Mining Corporation and the shares of zed.i Solutions Inc.

    Based on our estimated liquidation values, we believe Edco would be paid its loans in full.

19. Sumitomo Corporation ("Sumitomo") holds security over all of the Mount Polley Mining assets. Payments on the loan to Sumitomo are due in monthly instalments of $116,667 and are limited to a maximum of 10 payments per year. Payments are only due if the mine and mill are in operation. Payments deferred due to non-operation of the mine and mill are carried forward. The suspension of operations at the Mount Polley Mine has deferred all payments due to Sumitomo from October 2001 forward.

The debt to Sumitomo is non-recourse to Imperial and it is secured only by the mining assets. The claim of the Province of British Columbia for property taxes will rank in priority to Sumitomo. We estimate that in a liquidation scenario Sumitomo will suffer a shortfall on its loans and will recover between 30% and 60% on its loans depending on amounts realized in a liquidation.

20. In April 2001 Imperial issued 8% subordinated secured convertible debentures with a face value of $4.7 million. The proceeds were used to repay short term debt Imperial incurred on the acquisition of the remaining interest in the Mount Polley Mine. The debentures are secured against Imperial's assets other than the mining assets which are secured to Sumitomo Corporation. We estimate that in a liquidation scenario the debenture holders will recover between 55% and 77% of amounts owed to them.

APPENDIX "K"

FORM OF STOCK OPTION PLAN

1. **Purpose of Plan**

The purpose of this plan is to develop the interest of the directors, officers and key employees of, and certain other persons providing services on an ongoing basis (collectively the "Optionees") of the company and its subsidiaries (collectively the "Company") in the growth and development of the Company by providing them with the opportunity to acquire a proprietary interest in the Company.

2. **Administration**

This plan will be administered by the Board of Directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Company (such committee or, if no such committee is appointed, the Board of Directors of the Company, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors of the Company.

3. **Granting of Stock Options**

The Committee may from time to time grant options ("Stock Options") to purchase common shares of the Company ("Common Shares") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

4. **Limitations to the Plan**

Notwithstanding any other provision of the Plan:

(a) (subject to Clause 10 hereof) the maximum number of common shares issuable pursuant to the Plan shall be [10% of issued capital after the Arrangement] (the "Common Share Maximum");

(b) the number of Common Shares issuable pursuant to the Plan to any one person shall not exceed 5% of the outstanding Common Shares; and

(c) the number of Common Shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Company, to insiders shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of the Company, to any one insider and such insider's associates shall not exceed 5% of the outstanding Common Shares,

where "insider" and "associate" shall have the meanings of such terms under the *Securities Act* (Ontario) provided that "insider" shall include any associate of the insider as otherwise defined and "outstanding Common Shares", in determining the number of Common Shares issuable within one year for the purposes of subclause (c) above, shall be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements over the preceding one-year period.

Subject to all necessary regulatory approvals, the Common Share Maximum may be increased by the Board of Directors with the approval of the shareholders of the Company as required by the stock exchanges upon which the Common Shares are listed.

5. **Vesting of Stock Options**

The Committee may, in its sole discretion, determine the time during which Stock Options shall vest and the method of vesting, or that no vesting restriction shall exist.

6. **Expiry Date**

All Stock Options granted pursuant to this Plan will expire on a date (the "Expiry Date") as determined by the Committee at the time of the grant provided that no Stock Option may be exercised beyond ten years from the time of the grant.

7. **Exercise Price**

The exercise price of any Stock Option granted pursuant to the Plan shall be fixed by the Committee when the Stock Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the last trading day immediately prior to the date of the grant. "Market Price", on any date, shall be the closing trading price of the Common Shares on The Toronto Stock Exchange (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the Common Shares are not listed on The Toronto Stock Exchange, on such other stock exchange as the Committee may designate and, otherwise, shall be as determined by the Committee or, such price allowed by the applicable regulatory body or exchange.

8. **Non-assignability**

All Stock Options granted pursuant to the Plan will be personal to the Optionee and will not be assignable.

9. **Exercise of Stock Option**

Subject to the Plan, the Optionee may exercise from time to time by delivery to the Corporation, at its head office, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Stock Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Stock Option, the Corporation will cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or they may in writing direct.

10. **Alterations in Common Shares**

Appropriate adjustments in the number of Common Shares optioned and in the exercise price per share, as regards options granted or to be granted, any be made or facilitated by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications, of the Common Shares, the payment of stock dividends by the Company or other relevant changes in the capital of the Company, subject to the prior approval of any stock exchange or other regulatory body having jurisdiction.

11. **Take-over Bids**

If, during the term of a Stock Option, a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares, the Company shall give notice of such take-over bid to all Optionees immediately upon becoming aware of such take-over bid and in any event at least 14 days before the expiration of such take-over bid. Each Optionee shall have the right, whether or not such notice is given to it by the Company, to exercise their Stock Options to purchase all of the Common Shares optioned to them which have not previously been purchased, but such Common Shares may only be purchased for tender pursuant to such take-over bid. If for any reason such Common Shares are not so tendered or, if tendered, are not, for any reason, taken up and paid for pursuant to the take-over bid, any such Common Shares so purchased by an Optionee shall be and shall be deemed to be cancelled and returned to the treasury of the Company, shall be added back to the number of Common Shares, if any, remaining unexercised and upon presentation to the Company of Common Share certificates representing such Common Shares properly endorsed for transfer back to the Company, the Company shall refund the Optionee all consideration paid the Optionee in the initial purchase thereof.

12. **No Rights as a Shareholder**

An Optionee shall not have any of the rights or privileges of a shareholder of the Company in respect of any Common Shares issuable upon exercise of a Stock Option until certificates representing such Common Shares have been issued and delivered.

13. **Option Agreement**

A written agreement will be entered into between the Company and each Optionee to whom a Stock Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the Exercise Price, the Vesting Dates, the Expiry Date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in the form as the Committee may from time to time approve or authorize the officers of the Company to enter into and may contain such terms as may be considered necessary in order that the Stock Option will comply with any provisions respecting Stock Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Stock Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Company. All option agreements entered into and remaining outstanding prior to the effective date of the Plan continue with full force and effect unamended by the Plan.

14. **Amendment or Discontinuance of the Plan**

The Committee may, subject to the prior approval of the Board of Directors of the Company and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Plan or any Option at any time, provided that no such amendment may increase the maximum number of Common Shares that may be optioned under the Plan in the aggregate or to any person or group of persons, change the manner of determining the minimum exercise price, extend the period during which options may be exercised or, without the consent of the Optionee, alter or impair any option previously granted to an Optionee under the Plan.

15. **Regulatory Authorities Approvals**

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any options granted prior to such approval shall be conditional upon such approval being given and no such options may be exercised unless such approval, if required, is given.

16. **Common Shares Duly Issued**

Common Shares issued upon the exercise of a Stock Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors.

17. **Effective Date**

The Plan is effective from March 7, 2002 upon all necessary shareholder and regulatory approvals.

82-1032

02 FEB 26 AM 8:23

FOR SHAREHOLDERS
OF
IMPERIAL METALS CORPORATION

FORM OF PROXY FOR THE ANNUAL AND EXTRAORDINARY MEETING OF IMPERIAL SHAREHOLDERS TO BE HELD ON THURSDAY, MARCH 7, 2002

The undersigned hereby appoints Pierre B. Lebel or, failing him, André H. Deepwell or instead of either of the foregoing ______________________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the meeting (the "Shareholders Meeting") of holders of common shares ("Imperial Shares") of Imperial Metals Corporation ("Imperial"), to be held in the Conference Room, Lower Level Mall, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, on the 7th day of March, 2002, at 10:00 a.m. (Vancouver time) and at any adjournment or postponement of the Shareholders Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Shareholders Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Imperial Shares, represented by this Form of Proxy in the following manner:

1. FOR [ ] or AGAINST [ ] (or if no choice is specified, FOR) a special resolution (the "Special Resolution"), the full text of which is set forth in Appendix "B3" to the accompanying Information Circular dated January 18, 2002 (the "Information Circular"), to approve an arrangement (the "Arrangement") under the *Companies' Creditors Arrangement Act* (Canada) and Section 252 of the *Company Act* (British Columbia), all as more particularly described in the Information Circular;

2. FOR [ ] or WITHHOLD FROM VOTING [ ] (or if no choice is specified, FOR) the election of the nominees described in the Information Circular as directors of Imperial;

3. FOR [ ] or WITHHOLD FROM VOTING [ ] (or if no choice is specified, FOR) the appointment of Deloitte & Touché LLP, Chartered Accountants, as auditors of Imperial and to authorize the directors to fix their remuneration as such

4. FOR [ ] or AGAINST [ ] (or if no choice is specified, FOR) an ordinary resolution to approve a new stock option plan for each of Imperial and New Imperial, all as more particulars described in the Information Circular; and

5. At the discretion of the said proxy upon any amendment or variation of the above matters or any other matter that may properly be brought before the Shareholders Meeting or any adjournment or postponement thereof in such manner as such proxy in his sole judgment may determine.

This proxy is solicited on behalf of the management of Imperial. The Imperial Shares represented by this Form of Proxy will be voted, where the Imperial Shareholder has given a choice above, as directed or, if no direction is given, for the above proposal. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the Notice of Shareholders Meeting and with respect to any other matters which may be properly brought before the Shareholders Meeting or any adjournment or postponement thereof. This Form of Proxy should be read in conjunction with the accompanying Notice of Shareholders Meeting and Information Circular.

The undersigned hereby revokes any prior proxies.

Dated: ______________________________

(If undated, the proxy will be considered to bear the date on which it was mailed to the Shareholder.)

Signature: ______________________________

(Please sign, date and mail promptly in the enclosed envelope — the signature on this line should correspond exactly with the name in which the Imperial Shares which are the subject of this proxy are required. See the Notes on the reverse.)

NOTES:

1. **An Imperial Shareholder has the right to appoint a person, who need not be an Imperial Shareholder, to attend and act on the Imperial Shareholders' behalf at the Shareholders Meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose and striking out the names of the management nominees or by completing another proper Form of Proxy and, in either case, by delivering the completed Form of Proxy to Imperial as indicated below.**

2. This Form of Proxy must be dated and executed by the Imperial Shareholder (using exactly the same name in which the Imperial Shares of the Imperial Shareholders is registered on the records of Imperial) or by the Imperial Shareholders' attorney authorized in writing or, if the Imperial Shareholders is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate.

3. In order for this Form of Proxy to be effective, it must be signed and forwarded so as to reach, or be deposited with the President of Imperial, c/o Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile: (604) 683-3694, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Shareholders Meeting or any adjournment or postponement thereof.

LETTER OF TRANSMITTAL
FOR HOLDERS OF
IMPERIAL COMMON SHARES

02 FEB 26 AM 8:23

This Letter of Transmittal is for use by holders of common shares of Imperial Metals Corporation ("Imperial") in connection with a plan of arrangement involving and affecting Imperial, its shareholders and Mount Polley Mining Corporation, Mount Polley Holding Company Limited and their creditors under the *Companies Creditors Arrangement Act* (Canada) and Section 252 of the *Company Act* (British Columbia) which is to be considered at an extraordinary meeting of the holders of common shares ("Imperial Shares") of Imperial scheduled for March 7, 2002 (the "Shareholders Meeting").

Please read carefully the attached instructions before completing this letter of transmittal. If you have any questions with respect to completing this letter of transmittal please contact Computershare Trust Company of Canada at the numbers listed on the last page hereof. All capitalized terms not defined herein shall have the meanings ascribed thereto in the Plan of Arrangement (the "Arrangement") attached as Appendix "A" to the Information Circular - Proxy Statement of Imperial dated January 18, 2002 (the "Information Circular"). Copies of the Arrangement may be obtained from Computershare Trust Company of Canada. A copy of the Arrangement is also included as Appendix "A" to the Information Circular, which is available on SEDAR at www.sedar.com.

To: **IMPERIAL METALS CORPORATION and COMPUTERSHARE TRUST COMPANY OF CANADA**

The undersigned represents and warrants that the undersigned has full power and authority to deliver the certificates transmitted herewith and to give all the directions herein contained and that Imperial will acquire good title to the shares represented by the certificates transmitted herewith free and clear of all liens, claims, encumbrances, security interests and adverse claims and interests.

I. LETTER OF TRANSMITTAL

The undersigned hereby transmits the following certificate(s) representing Imperial Shares. In return, for every 10 Imperial Shares, the undersigned will receive a certificate for one Imperial Energy Common Shares and one New Imperial Shares to which the undersigned is entitled pursuant to the Arrangement.

No fractional Imperial Energy Common Shares or New Imperial Shares will be issued and any Imperial Shareholder who would otherwise be entitled to receive a fractional Imperial Energy Common Share or New Imperial Share will be entitled to receive Imperial Energy Common Shares and/or New Imperial Shares rounded up to the nearest whole share provided that each beneficial holder of Imperial Shares shall be entitled to the benefit of only one adjustment.

Pursuant to the terms of the Arrangement, any certificates formerly representing Imperial Shares that are not deposited with Computershare Trust Company of Canada together with this duly completed letter of transmittal and any other documents Computershare Trust Company of Canada reasonably requires, on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature and the right of the holder of Imperial Shares to receive the Imperial Energy Common Shares and New Imperial Shares for such Imperial Shares shall be deemed to be surrendered to Imperial together with all dividends or distributions thereon held for such holder.

Certificate Number	Registered in Name of	Number of Shares
	(If space is insufficient, attach separate list)	

II. DELIVERY

The undersigned authorizes and directs Computershare Trust Company of Canada, Imperial and New Imperial, as the case may be: (i) to register and issue the certificate representing Imperial Energy Common Shares and New Imperial Shares which the undersigned is entitled, to the registered holder of the enclosed certificate(s) representing Imperial Shares at the address of such registered holder as it appears on the records of Computershare Trust Company of Canada or as indicated in Block A below; and (ii) to mail the same to the registered address or as indicated in Block B below or to deliver the same as indicated in Block C below.

A. Registration and Payment Instructions

Issue and send certificates as indicated below:

____
(Name) (please print)

____
(Street Address)

____

____
(City) (Province or State) (Postal or Zip Code)

____
(Telephone – Business Hours)

B. Special Delivery Instruction

To be completed ONLY if the certificates are to be sent to someone other than the registered holder or to an address other than the address of the registered holder.

☐ Mail to the name and address below:

____
(Name) (please print)

____
(Street Address)

____

____
(City) (Province or State) (Postal or Zip Code)

C. Special Pick Up Instructions

☐ Hold certificates for pick-up

I am a resident of Canada for the purposes of the *Income Tax Act* (Canada)

☐ Yes ________________________________
(Social Insurance No.)

☐ No

I am a U.S. resident or Citizen.

☐ Yes ________________________________
(Taxpayer Identification No. or Social Security No.)

☐ No

Date received __________	Certificate(s) examined by __________
Number of Imperial Shares Received __________	Certificate(s) No. __________
Number of Imperial Energy Common Shares Issued __________	Imperial Energy Common Share Certificate No. __________
Number of New Imperial Shares Issued __________	New Imperial Share Certificate No. __________
Date Certificates Mailed __________	Checked by __________

All authority herein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

DATED: ______________________________

____
(Signature of holder or authorized representative)

____
(Signature of holder or authorized representative)

____
(Signature of any joint holder)

____
Name of shareholder (Please print)

Signature Guaranteed By:
(if required under Instruction 3)

____
Authorized signature

____
Name of Guarantor (please print)

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This letter of transmittal must be completed, signed and delivered, together with certificate(s) representing Imperial Shares, to Computershare Trust Company of Canada at any of the addresses set forth below.

(b) If the certificates representing Imperial Shares are registered in different names or addresses, it will be necessary to submit separate letters of transmittal for each different registration or account. Additional copies of this letter of transmittal may be obtained from Computershare Trust Company of Canada at the addresses set forth below.

(c) If you own shares registered in different names or addresses, it would be beneficial to consolidate your accounts by completing letters of transmittal directing in Block A that certificate(s) be issued in a single name with a single address. See 2 and 3 below.

2. Signatures

(a) If this letter of transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this letter of transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed or signature guaranteed. If such certificate(s) indicate joint ownership, all joint owners must sign this letter of transmittal.

(b) If this letter of transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below.

3. Guarantee of Signature

If this letter of transmittal is signed by a person other than the registered owner(s) of the Imperial Shares being transmitted, or if the certificate(s) representing Imperial Energy Common Shares and New Imperial Shares are to be issued to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Imperial, such signature must be guaranteed by an Eligible Institution. An "Eligible Institution" means Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. No guarantee is required if the signature is that of an Eligible Institution.

4. Delivery

The method used to deliver this letter of transmittal and any accompanying certificate is at the option and risk of the holder and delivery will be deemed effective only when such documents are actually received. This letter of transmittal and share certificate(s) may be delivered personally to any of the addresses set forth below. Otherwise, the use of the registered insured mail with return receipt, is recommended.

Imperial Shareholders whose shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those shares.

5. Inadequate Spaces

If the space provided in this letter of transmittal is inadequate, the certificate number(s) of Imperial Shares should be listed on a separate list attached to this letter of transmittal which separate list must be signed by the holder.

6. Lost Certificate

If a share certificate has been lost or destroyed, this letter of transmittal should be completed as fully as possible and forwarded to Computershare Trust Company of Canada together with a letter of transmittal describing the loss. Computershare Trust Company of Canada will respond with the replacement requirements.

7. Request for Assistance or Additional Copies

Questions and requests for assistance may be directed to Computershare Trust Company of Canada at the numbers listed below. Additional copies of this letter of transmittal may be obtained without charge from Computershare Trust Company of Canada at the phone numbers or the addresses listed below.

By Telephone:

Toll Free: 1-800-663-9097

By E-Mail:

careregistryinfo@computershare.com

By Mail:

Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide St. E.
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Hand Or By Courier:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

82-1032

02 FEB 26 AM 8:34

SUPPLEMENTAL MAILING LIST

RETURN CARD

IMPERIAL METALS CORPORATION

(the "Company")

TO: Registered and Non-Registered Shareholders

National Policy 41 provides Shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company.

If you wish to receive such statements, please **complete and return this form to**:

COMPUTERSHARE TRUST COMPANY OF CANADA
4th Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

____
Please print name of Shareholder

____
Street Address

____
City / Town

____
Province / State Postal Code

BY SIGNATURE BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE A SHAREHOLDER OF THE COMPANY

DATE: __________________________

____
Signature of Shareholder